PROSPECTUS	Filed pursuant to Rule 424(b)(4)

Registration No. 333-120651

13,000,000 Shares

CLASS A COMMON STOCK

Transocean Inc., as selling stockholder, is selling 13,000,000 shares of our Class A common stock. We will not receive any proceeds from the Class A common stock sold by the selling stockholder.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.” On December 16, 2004, the closing sale price of our Class A common stock was $18.06.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $18.00 PER SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Stockholder

Per Share	$18.00	$0.72	$17.28
Total	$234,000,000	$9,360,000	$224,640,000

Transocean has granted the underwriters the right to purchase up to an additional 1,950,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the shares of the Class A common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on December 22, 2004.

Joint Bookrunning Managers

MORGAN STANLEY	CITIGROUP

GOLDMAN, SACHS & CO.

December 16, 2004

Our jackup rig, *THE 150*, is a 150 foot independent leg cantilevered rig. It is shown here working in the U.S. Gulf of Mexico.

Our *Rig 55* shown here is a 3,000 horsepower posted inland barge rig. This rig is capable of drilling to 30,000 ft.

Our jackup rig, *THE 207*, is a 200 foot mat-supported cantilevered rig. It is shown here working in the U.S. Gulf of Mexico.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

PROSPECTUS SUMMARY

      This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision with respect to our Class A common stock. References in this prospectus to the terms “we,” “us” or other similar terms mean TODCO and its subsidiaries, references to “Transocean” mean Transocean Inc. and its subsidiaries (excluding us), unless the context indicates otherwise. References to “Transocean Holdings” mean Transocean Holdings Inc.

TODCO

Overview

      TODCO is a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast and believe that, as a result of our leading position and geographic focus, we are well-positioned to benefit from a potential increase in drilling activity associated with the search for natural gas in this region. We are a controlled subsidiary of Transocean, the world’s largest offshore oil and gas drilling contractor.

      We operate a fleet of 70 drilling rigs consisting of 30 inland barge rigs, 24 jackup rigs, three submersible rigs, one platform rig, nine land rigs and three lake barge rigs. Currently, 53 of these rigs are located in shallow and inland waters of the United States with the remainder in Mexico, Trinidad and Venezuela.

      Our core business is to contract our drilling rigs, related equipment and work crews on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mainly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

      Upon the closing of this offering, we will no longer be controlled by Transocean. We expect, however, that Transocean will be our largest stockholder immediately after this offering, and that a number of agreements previously entered into by us and Transocean will remain in effect. For a discussion of related risks, see “Risk Factors—Risks Related to Our Largest Stockholder Transocean.”

Recent Industry Trends

      The drilling industry in the U.S. Gulf Coast is highly cyclical and is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. We believe that both our earnings and demand for our rigs will typically be correlated to our customers’ expectations of energy prices, particularly natural gas prices, and that sustained high energy prices will generally have a positive impact on our earnings. We believe that the drilling industry has emerged from a cyclical low point and that there are several trends that should benefit our operations, including:

•	Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last two years has reduced the overall supply of jackups in the U.S. Gulf Coast as reflected in the first chart below. This has created a more favorable supply environment for the remaining jackups, including ours. This favorable supply environment has led to increased jackup dayrates as reflected in the second chart below.

U.S. GULF OF MEXICO JACKUP SUPPLY AND DEMAND

Source: ODS-Petrodata. As of November 30, 2004.

U.S. GULF OF MEXICO JACKUP DAYRATES

Source: ODS-Petrodata. As of November 30, 2004.

•	High Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has increased from $2.11 in January 1994 to $5.73 in October 2004, as shown in the chart below. We believe high natural gas prices in the United States, if sustained, should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.

U.S. NATURAL GAS PRICE ROLLING TWELVE MONTH AVERAGE

Source: Bloomberg (last twelve months rolling average of historical Henry Hub prices). As of October 31, 2004.

•	Need for Increased Natural Gas Drilling Activity. From 1994 to 2003, U.S. demand for natural gas grew at an annual rate of 0.6% while its supply grew at an annual rate of 0.2%. We believe that this supply and demand growth imbalance will continue if demand for natural gas continues to increase and production decline rates continue to accelerate. As illustrated in the chart below, even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

U.S. NATURAL GAS PRODUCTION AND GAS WELLS DRILLED

Source: EIA. As of October 31, 2004.

•	Trend Towards Drilling Deeper Shallow Water Gas Wells. A current trend by oil and gas companies is to drill deep gas wells along the U.S. Gulf Coast in search of new and potentially prolific untapped natural gas reserves. We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, we believe this trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

Our Strengths

      We believe that we have the following strengths:

•	Leading Presence in the U.S. Gulf Coast. We have the largest combined jackup and inland barge fleet in the U.S. Gulf Coast. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. Our size also generates economies of scale and helps us attract, train and retain qualified crew personnel.

•	Well-Positioned to Benefit from an Upturn in Natural Gas Drilling Activity. Our customers in the U.S. Gulf Coast drill primarily for natural gas. Given our leading presence in this market, we believe we are well-positioned to benefit from any significant increases in U.S. natural gas drilling activity in the U.S. Gulf Coast. Because operating costs in our industry are largely fixed, our earnings and cash flow are very sensitive to improvements in utilization rates and dayrates.

•	Strong Balance Sheet. At September 30, 2004 we had $29.3 million of total debt and a total debt to total capitalization ratio of 5.8%. We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

•	Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf Coast. Their considerable knowledge of and experience with the cyclical nature of our business should enhance our ability to operate effectively through industry cycles. Additionally, our management’s participation in incentive compensation plans is designed to align their interests with our operating and financial performance. For a discussion of risks related to potential conflicts of interest involving our management, see “Risk Factors— Risks Related to Our Largest Stockholder Transocean— Some of our executive officers and directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or their role as directors or executive officers of Transocean.”

Our Strategy

      Our objective is to continue to be a leading offshore drilling company with a focus on the North American natural gas industry. Specifically, we intend to:

•	Focus on Marine Assets and Drilling for Natural Gas Along the U.S. Gulf Coast. We plan to maintain our position as the leading contractor of jackup rigs and drilling barges in the U.S. Gulf Coast. We believe that this approach will allow us to take advantage of improvements in dayrates and rig demand that may result from increased drilling activity in this region. We believe that our focus on this region will also allow us to take advantage of deep gas drilling opportunities. Although we intend to focus on the U.S. Gulf Coast, we also plan to pursue selective opportunities for our rigs in Mexico, Trinidad, Venezuela and possibly other regions.

•	Pursue Efficient, Low-Cost Operations and a Disciplined Approach to Capital Spending. We intend to be a low-cost contractor in the U.S. Gulf Coast drilling market. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. We believe that this operational flexibility will provide us with an important competitive advantage and allow us to compete effectively with competitors with higher specification fleets and higher cost structures than ours. We plan to pursue a disciplined approach to capital spending in increasing the size and upgrading the capabilities of our fleet.

•	Maintain High Operating Standards. We plan to continue to maintain a high level of quality service and safety. We have in place a comprehensive set of safety management systems, standards and procedures that we believe benefit our employees, our margins and our reputation.

•	Maintain a Conservative Capital Structure. We intend to maintain our conservative capital structure with a low percentage of debt. We believe this is a prudent financial strategy given that our industry is highly cyclical.

Operational Update

      Market conditions for our U.S. Gulf Coast jackup fleet improved during the first nine months of 2004 as a result of declining rig supply in the region. As of December 10, 2004, our 12 jackup rigs working in the U.S. Gulf Coast were contracted at dayrates ranging from $33,800 to $41,900. We anticipate that the declining jackup rig supply in the U.S. Gulf Coast will continue to result in improved utilization and higher dayrates over the next several quarters. We also have experienced higher dayrates in our U.S. Gulf Coast barge market since early 2004. As of December 10, 2004, our 14 inland barges were contracted at dayrates ranging from $17,400 to $27,700.

      The following table shows our average rig revenue per day and utilization for the quarterly periods ending on or prior to September 30, 2004 with respect to each of our three drilling segments. Average rig revenue per day is defined as operating revenue earned per revenue earning day in the period. Utilization in the table below is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2002	2002	2003	2003	2003	2003	2004	2004	2004

Average Rig Revenue Per Day:
U.S. Gulf of Mexico Jackups and Submersibles	$22,400	$21,000	$22,600	$20,200	$22,900	$26,700	$30,600	$30,700	$33,800
U.S. Inland Barges	20,700	19,600	19,100	17,600	18,300	18,700	20,300	22,500	22,900
Other International	23,500	19,400	19,700	19,100	21,000	25,600	40,000	37,500	34,600
Utilization:
U.S. Gulf of Mexico Jackups and Submersibles	32%	34%	31%	44%	54%	50%	43%	50%	54%
U.S. Inland Barges	47%	44%	47%	39%	38%	40%	40%	42%	45%
Other International	23%	27%	35%	44%	38%	28%	29%	29%	33%

Our Relationship with Transocean

      In February 2004, we completed an initial public offering of 13,800,000 shares of our Class A common stock (the “IPO”) as part of our separation from Transocean. In September 2004, we completed another public offering of 17,940,000 shares of our Class A common stock. All proceeds from the IPO and our second offering went to Transocean, the selling stockholder. Before completion of the IPO, we entered into various agreements to complete the separation of our business from Transocean, including a master separation agreement, a tax sharing agreement, a registration rights agreement and an employee matters agreement. For a description of these agreements, see “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean.”

      Transocean currently owns 28,260,000 shares or 100 percent of our outstanding Class B common stock, which represent approximately 47 percent of our outstanding common stock. Transocean has approximately 82 percent of the combined voting power of our outstanding common stock due to the five votes per share of our Class B common stock, as compared to the one vote per share of our Class A common stock. Transocean does not currently own any of our outstanding Class A common stock. Transocean has informed us that it intends to agree in the underwriting agreement that the conversion of all of its unsold shares of Class B common stock into an equal number of shares of Class A common stock will be a condition to closing.

      After giving effect to Transocean’s sale of common stock in this offering, and to the conversion by Transocean of all of its unsold shares of Class B common stock into shares of Class A common stock, Transocean will own approximately 25 percent of our Class A common stock, or approximately 22 percent if the underwriters exercise their over-allotment option in full. Transocean has advised us that it expects two of our directors who are affiliated with Transocean to resign as directors no later than when our board of directors identifies a replacement director for each who is independent and unaffiliated with Transocean. These changes in our board of directors will reduce the number of directors affiliated with Transocean from four to two members on our currently nine-member board of directors.

      Transocean has advised us that its current intent is to dispose of the remaining TODCO common stock it owns following this offering. Transocean could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings of our common stock, open market sales of our common stock, sales of our common stock to one or more third parties, spin-off distributions of our common stock to Transocean’s shareholders, split-off offerings to Transocean’s shareholders that would allow for the opportunity to exchange Transocean shares for shares of our common stock or a combination of these transactions. However, the determination of whether, and if so, when, to proceed with any of these transactions is entirely within the discretion of Transocean. Transocean has also advised us that its current preference is to receive cash in any transaction disposing of our common stock owned by it following this offering. Transocean is not subject to any contractual obligation to maintain its share ownership, except that Transocean has agreed not to offer, sell or otherwise dispose of any shares of our common stock for a period of 60 days after the date of this prospectus without the prior written consent of the underwriters, subject to the exceptions described in “Underwriters.” For more information on the potential effect of sales of our common stock by Transocean, see “Risk Factors— Risks Related to this Offering, the Securities Markets and Ownership of Our Class A Common Stock— Substantial sales of our common stock by Transocean or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company” and “Shares Eligible for Future Sale.”

      As a result of this offering, we will no longer be subject to provisions of the master separation agreement we entered into with Transocean that restricted our ability to compete with Transocean in certain lines of contract drilling and similar services in the offshore U.S. market sector and in countries other than Mexico, Trinidad, Venezuela or Colombia. A number of other contractual rights of Transocean will also terminate upon completion of this offering as a consequence of Transocean no longer owning a majority of the voting power of our outstanding common stock. Other agreements between us and Transocean will remain in effect. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean” for more information regarding the remaining contractual arrangements between us and Transocean and those that will terminate upon completion of this offering.

      Our executive offices are located at 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042, and our telephone number is (713) 278-6000.

THE OFFERING

Class A common stock offered	13,000,000 shares

Common stock to be outstanding after the offering:

Class A common stock	60,304,501 shares

Class B common stock	0 shares

Common stock to be held by Transocean after the offering:

Class A common stock	15,260,000 shares, approximately 25% of our outstanding Class A common stock

Class B common stock	0 shares

Use of proceeds	We will not receive any of the proceeds from this offering. All proceeds from this offering will be received by the selling stockholder.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings for use in our business.

New York Stock Exchange symbol for Class A common stock	“THE”

The number of shares of our common stock to be outstanding after this offering excludes:

•	1,658,617 shares of Class A common stock issuable in connection with the exercise of stock options, and

•	1,036,853 additional shares of Class A common stock reserved for issuance under our long-term incentive plan.

Unless we specifically state otherwise:

•	the information in this prospectus does not take into account the sale of up to 1,950,000 shares of Class A common stock which the underwriters have the option to purchase from Transocean to cover over-allotments, and

•	the share-related information related to the offering in this prospectus assumes the conversion of the shares to be sold in this offering into Class A common stock and the conversion by Transocean of all its unsold shares of Class B common stock into shares of Class A common stock upon completion of this offering.

SUMMARY HISTORICAL FINANCIAL DATA

      The summary historical financial data set forth below has been prepared using our audited consolidated financial statements except for the summary historical financial data for the nine months ended September 30, 2003 and 2004 which has been prepared using our unaudited condensed consolidated financial statements. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year 2004. It is important that you read the following summary historical financial data together with our financial statements and the related notes and with the sections titled “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      On January 31, 2001, we became a wholly owned subsidiary of Transocean as a result of our merger transaction with Transocean. The merger was accounted for as a purchase, with Transocean as the accounting acquiror. The purchase price was allocated to our assets and liabilities based on their estimated fair values on the date of the merger. The purchase price adjustments were “pushed down” to our consolidated financial statements. Accordingly, our financial statements for periods subsequent to January 31, 2001 are not comparable in material respects to those of prior periods since those financial statements report financial position, results of operations and cash flows using a different basis of accounting.

	Pre-Transocean
	Merger	Post-Transocean Merger

					Nine Months
	One Month	Eleven Months	Year Ended		Ended
	Ended	Ended	December 31,		September 30,
	January 31,	December 31,
	2001	2001	2002	2003	2003	2004

	(In millions, except per share data)
Statement of Operations Data:
Operating revenues	$48.5	$441.0	$187.8	$227.7	$167.3	$247.7
Operating and maintenance expense	23.2	270.0	185.7	227.4	178.6	193.4
Loss from continuing operations before cumulative effect of a change in accounting principle	(90.1)	(96.7)	(529.1)	(222.0)	(193.7)	(32.2)
Per Share Data:
Loss from continuing operations before cumulative effect of a change in accounting principle per common share basic and diluted	$(0.43)	$(7.96)	$(43.57)	$(18.28)	$(15.95)	$(0.59)
Average common shares outstanding:
Basic and diluted	211.3	12.1	12.1	12.1	12.1	54.3

	Post-Transocean Merger

	As of
	December 31,			As of
				September 30,
	2001	2002	2003	2004

	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$15.0	$—	$20.0	$53.8
Working capital	222.4	199.1	(2.6)	54.9
Total assets	8,838.8	2,227.2	778.2	750.7
Total debt	1,538.0	40.7	26.8	26.3
Total debt— related party	55.0	1,080.1	525.0	3.0
Shareholders’ equity	6,496.5	561.9	137.7	475.8

SUMMARY PRO FORMA FINANCIAL DATA

      We have included the following unaudited summary pro forma financial information only for the purposes of illustration. The pro forma statement of operations data for the year ended December 31, 2003 and for the nine months ended September 30, 2004 reflect our continuing operations and assume the retirement of all of our notes payable to Transocean (the “retirement”) was completed on January 1, 2003. The pro forma information does not necessarily indicate what the operating results or financial position would have been if the retirement had been completed at the dates indicated. Moreover, this information does not necessarily indicate what our future operating results or financial position will be.

      You should read this unaudited summary pro forma financial information in conjunction with the “Unaudited Pro Forma Financial Information” and the related notes beginning on page 31.

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2003	2004

	(In millions, except per share data)
Statement of Operations Data:
Operating revenues	$227.7	$247.7
Costs and expenses
Operating and maintenance	227.4	193.4
Depreciation	92.2	72.0
General and administrative	16.3	26.6
Impairment loss on long-lived assets	11.3	—
Gain from disposal of assets, net	(0.8)	(5.4)

Operating loss	(118.7)	(38.9)
Other income (expense)
Equity in loss of joint ventures	(6.6)	—
Interest income	3.9	0.3
Interest expense	(2.5)	(3.3)
Loss on retirement of debt	(79.5)	(1.9)
Impairment of investment in and advance to joint venture	(21.3)	—
Other, net	(2.8)	1.3

Loss from continuing operations before income taxes and minority interest	(227.5)	(42.5)
Income tax benefit	(67.3)	(12.3)
Minority interest	0.6	—

Net loss from continuing operations	$(160.8)	$(30.2)

Net loss from continuing operations per share
Basic and diluted	$(2.68)	$(0.50)

Weighted average shares outstanding
Basic and diluted	60.0	60.3

RISK FACTORS

      You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on the level of activity in the oil and gas industry in the U.S. Gulf Coast, which is significantly affected by often volatile oil and gas prices.

      Our business depends on the level of activity in oil and gas exploration, development and production primarily in the U.S. Gulf Coast (our term for the U.S. Gulf of Mexico shallow water and inland marine region) where we are active. Oil and gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. In particular, changes in the price of natural gas materially affect our operations because we primarily drill in the U.S. Gulf Coast where the focus of drilling has tended to be on the search for natural gas. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	the demand for oil and gas in the United States and elsewhere,

•	economic conditions in the United States and elsewhere,

•	weather conditions in the United States and elsewhere,

•	advances in exploration, development and production technology,

•	the ability of the Organization of Petroleum Exporting Countries, commonly called “OPEC,” to set and maintain production levels and pricing,

•	the level of production in non-OPEC countries,

•	the policies of various governments regarding exploration and development of their oil and gas reserves, and

•	the worldwide military and political environment, including the war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the geographic areas in which we operate or further acts of terrorism in the United States, or elsewhere.

      Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. In the U.S. Gulf Coast, drilling contracts are generally short-term, and oil and gas companies tend to respond quickly to upward or downward changes in prices. Any reduction in the demand for drilling services may materially erode dayrates and utilization rates for our rigs and adversely affect our financial results.

      The U.S. Gulf Coast is a mature oil and gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, oil and gas companies may be unable to obtain financing necessary to drill prospects in this region. This could result in reduced drilling activity in the U.S. Gulf Coast region. We expect demand for drilling services in this area to continue to fluctuate with the cycles of reduced and increased overall domestic rig demand, and demand at similar points in future cycles could be lower than levels experienced in past cycles.

The current level of activity in the oil and gas industry is relatively low in our market segments, which adversely affects our dayrates and rig utilization.

      The U.S. natural gas market strongly influences the level of U.S. Gulf Coast drilling activity. U.S. natural gas prices increased significantly during 2000, which resulted in improved demand for offshore drilling rigs and increased dayrates for rigs in the Gulf of Mexico. U.S. natural gas prices declined during 2001 and oil and gas companies reduced Gulf of Mexico exploration and development spending beginning in the second half of 2001. As a result, demand for drilling rigs declined, industry utilization and dayrates for Gulf of Mexico shallow water jackup rigs and drilling barges decreased significantly and our operations were adversely impacted. Current U.S. Gulf Coast dayrates for jackups are significantly lower than those experienced during 2000 and the first half of 2001, and there remains surplus rig capacity for jackups and barges. There has not yet been an increase in drilling activity in the U.S. Gulf Coast that corresponds to the increase in natural gas prices since September 2002, and such an increase may not occur. In addition, dayrates and utilization may not rise to the extent of prior drilling cycles, or at all, as prior results may not be predictive of future results. If natural gas prices decline, demand for our drilling services could be further reduced, which would adversely affect both utilization and dayrates.

Our industry is highly cyclical, and our results of operations may be volatile.

      Our industry is highly cyclical, with periods of high demand and high dayrates followed by periods of low demand and low dayrates. Periods of low rig demand intensify the competition in the industry and often result in rigs being idle for long periods of time. We may be required to idle rigs or enter into lower rate contracts in response to market conditions in the future. Due to the short-term nature of most of our drilling contracts, changes in market conditions can quickly affect our business. As a result of the cyclical nature of our industry, our results of operations have been volatile, and we expect this volatility to continue.

Our industry is highly competitive, with intense price competition.

      The U.S. Gulf of Mexico shallow water and inland marine market segments in which we operate are highly competitive. Drilling contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and gas companies have reduced the number of available customers. Many other offshore drilling companies are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than we have. This allows them to better withstand industry downturns, better compete on the basis of price and build new rigs or acquire existing rigs, all of which could affect our revenues and profitability. We believe that competition for drilling contracts will continue to be intense in the foreseeable future.

An excess supply of drilling units currently exists in the U.S. Gulf Coast, and activation of non-marketed rigs, movement of rigs to this region and newbuilds could increase this excess.

      An excess supply of jackups and other mobile offshore drilling units currently exists in the U.S. Gulf Coast. If industry conditions improve, inactive rigs that are not currently being marketed could be reactivated to meet an increase in demand for drilling rigs. Improved market conditions, particularly relative to other drilling market segments, could also lead to jackups and other mobile offshore drilling units being moved into the U.S. Gulf Coast or could lead to increased rig construction and rig upgrade programs by our competitors. Some of our competitors have already announced plans to upgrade existing equipment or build additional jackups with higher specifications than our jackups. A significant increase in the supply of jackup rigs or other mobile offshore drilling units could adversely affect both utilization and dayrates. PEMEX, the national oil company of Mexico, currently contracts for the use of a significant number of drilling units, including jackups, offshore Mexico. PEMEX has announced a budget reduction for 2005. A significant reduction by PEMEX of its exploration and development activities could increase the supply of drilling units available to compete with us in the U.S. Gulf Coast.

Our ability to move our rigs to other regions is limited.

      Most jackup and submersible rigs can be moved from one region to another, and in this sense the marine contract drilling market is a global market. The demand/supply balance for jackup and submersible rigs may vary somewhat from region to region, because the cost of a rig move is significant, there is limited availability of rig-moving vessels and some rigs are designed to work in specific regions. However, significant variations between regions tend not to exist on a long-term basis due to the ability to move rigs. Because many of our rigs were designed for drilling in the U.S. Gulf Coast, our ability to move our rigs to other regions in response to changes in market conditions is limited.

Our jackup rigs are at a relative disadvantage to higher specification rigs.

      Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. Particularly during market downturns when there is decreased rig demand, higher specification jackups and other rigs may be more likely to obtain contracts than lower specification jackups. As a result, our lower specification jackups have in the past been stacked earlier in the cycle of decreased rig demand than most of our competitors’ jackups and have been reactivated later in the cycle. This pattern has adversely impacted our business and could be repeated. In addition, higher specification rigs have greater flexibility to move to areas of demand in response to changes in market conditions. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deep water drilling programs and deeper formations, including deep gas prospects, requiring higher specification jackups, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours.

Our business involves numerous operating hazards, and we are not fully insured against all of them.

      Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling operations, claims by the operator, damage to or destruction of the equipment involved and injury or death to rig personnel. We may also be subject to personal injury and other claims of rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services and personnel shortages. In addition, offshore and inland marine drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not totally insurable.

      Prior to October 2004, our principal insurance coverages for property damage, liability and occupational injury and illness were included in Transocean’s insurance program in accordance with the master separation agreement. Effective October 15, 2004, we changed our insurance program to an independent, stand-alone insurance program, that provides for significantly lower deductibles than those in our previous insurance program. Our current deductible level under the new hull and machinery and protection and indemnity policies is $1.0 million and $5.0 million per occurrence, respectively. Previously, our deductible level under each of these policies was $10.0 million per occurrence. Insurance premiums under the new program will be approximately $8.0 million for the twelve-month policy period, or approximately $3.5 million higher than those under the previous program with Transocean. Insurance premiums and/or deductibles could be increased or coverages may be unavailable in the future.

      If a significant accident or other event, including terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

We are subject to litigation.

      We are also from time to time involved in a number of litigation matters, including, among other things, contract disputes, personal injury, environmental, asbestos and other toxic tort, employment, tax and securities litigation, and other litigation that arises in the ordinary course of our business. Litigation may have an adverse effect on us because of potential adverse outcomes, the costs associated with defending the lawsuits, the diversion of our management’s resources and other factors.

Failure to retain key personnel could hurt our operations.

      We require highly skilled personnel to operate and provide technical services and support for our drilling rigs. To the extent that demand for drilling services and the number of operating rigs increases, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing rigs.

Loss of key management could hurt our operations.

      Our success is to a considerable degree dependent on the services of our key management, including Jan Rask, our President and Chief Executive Officer. The loss of any member of our key management could adversely affect our results of operations.

Unionization efforts could increase our costs or limit our flexibility.

      A small percentage of our employees worldwide work under collective bargaining agreements, all of whom work in Venezuela and Trinidad. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs or limit our flexibility.

Governmental laws and regulations may add to our costs or limit drilling activity.

      Our operations are affected in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally. We may be required to make significant capital expenditures to comply with laws and regulations. It is also possible that these laws and regulations may in the future add significantly to operating costs or may limit drilling activity.

Compliance with or a breach of environmental laws can be costly and could limit our operations.

      Our operations are subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position or results of operations.

Our non-U.S. operations involve additional risks not associated with our U.S. operations.

      We operate in regions that may expose us to political and other uncertainties, including risks of:

•	terrorist acts, war and civil disturbances,

•	expropriation or nationalization of equipment, and

•	the inability to repatriate income or capital.

      Our insurance policies and indemnity provisions in our drilling contracts generally do not protect us from loss of revenue. If a significant accident or other event occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations.

      Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.

      Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

      Another risk inherent in our operations is the possibility of currency exchange losses where revenues are received and expenses are paid in foreign currencies. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation.

Our Venezuela operations are subject to adverse political and economic conditions, and our Venezuelan lake barges would require substantial refurbishment to return to service.

      A portion of our operations is conducted in the Republic of Venezuela, which has been experiencing political and economic turmoil, including labor strikes and demonstrations. The implications and results of the political, economic and social instability in Venezuela are uncertain at this time, but the instability could have an adverse effect on our business. Depending on future developments, we could decide to cease operations in Venezuela. Venezuela also imposes foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Although our current drilling contracts in Venezuela call for a significant portion of our dayrates to be paid in U.S. dollars, changes in existing regulation or the interpretation or enforcement of those regulations could further restrict our ability to receive U.S. dollar payments. The exchange controls could also result in an artificially high value being placed on the local currency. None of our lake barges in Venezuela have operated since January 2000. If or when those barges will return to work is uncertain, and all of these barges would require substantial refurbishment to be ready for service.

Risks Related to Our Largest Stockholder Transocean

Transfers of our common stock by Transocean could adversely affect your rights as a stockholder and cause our stock price to decline and could affect our ability to engage in major acquisitions, mergers or other growth opportunities.

      Transocean will be permitted to transfer the shares of our common stock that it owns without allowing you to participate or realize a premium for your shares of common stock. For a description of Transocean’s current plans with respect to our common stock that it will continue to own after the closing of this offering, see “Shares Eligible for Future Sale.” A sale of a substantial amount of our common stock to a third party may adversely affect the market price of our common stock and our business and results of operations because the purchaser may be able to influence or change management decisions and business policy. We have agreed to use our best efforts to register shares of our Class A common stock held by Transocean at its request after this offering for public sale under the Securities Act of 1933, as amended (the “Securities Act”). See “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean—Registration Rights Agreement.” Disclosure requirements in connection with the registration of such shares could affect our ability to engage in major acquisitions, mergers or other growth opportunities.

Transocean will be able to exert significant influence over us as long as it owns a significant portion of our outstanding common stock.

      As long as Transocean owns, directly or indirectly, a significant portion of the voting power of our outstanding common stock, Transocean will be able to exert significant influence over us as a result of contractual arrangements between us and Transocean and by virtue of Transocean’s voting power, including:

•	the right to designate a number of members to our board of directors that is proportionate to its ownership of our common stock,

•	the right to designate at least one member of each committee of our board of directors,

•	the right to call special meetings of our board of directors at any time,

•	unless otherwise provided by the General Corporation Law of the State of Delaware, the right to call special meetings of our stockholders at any time,

•	the right to bring business before any meeting of our stockholders without complying with the applicable notice procedures in our amended and restated bylaws, and

•	the allocation of specified business opportunities between Transocean and us.

      In addition, without Transocean’s consent we may not amend our rights agreement or make any amendment to our amended and restated certificate of incorporation or bylaws that adversely affects Transocean, any of its affiliates or any transferee of any of its TODCO securities. See “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean.”

      Furthermore, even after Transocean no longer owns any shares of our common stock, Transocean Holdings will continue to have substantial control over our filing of tax returns so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits. See “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean—Tax Sharing Agreement.”

      Because of exemptions granted under our rights agreement and because we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, Transocean, as a significant stockholder, may find it easier to sell its shares of our common stock to a third party than if we had not taken such actions. See “Description of Capital Stock—Delaware Business Combination Statute” for a description of Section 203 and the potential positive and negative consequences, depending on the circumstances, of electing not to be subject to it.

Our interests may conflict with those of Transocean with respect to our past and ongoing business relationships, and we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions because of Transocean’s significant ownership of our Class A common stock, its representation on our board of directors and its rights under agreements we entered into in connection with the IPO.

      Our interests may conflict with those of Transocean in a number of areas relating to our past and ongoing relationships, including:

•	the solicitation and hiring of employees from each other,

•	the timing and manner of any sales or distributions by Transocean of all or any portion of its ownership interest in us,

•	agreements with Transocean and its affiliates relating to corporate services that may be material to our business,

•	business opportunities that may be presented to Transocean and to our officers and directors associated with Transocean,

•	competition between Transocean and us within the same lines of business, and

•	our dividend policy.

      We may not be able to resolve any potential conflicts with Transocean, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our certificate of incorporation provides that Transocean has no duty to refrain from engaging in activities or lines of business similar to ours and that Transocean and its officers and directors will not be liable to us or our stockholders for failing to present specified corporate opportunities to us. See “Description of Capital Stock—Transactions and Corporate Opportunities,” and “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean—Master Separation Agreement.”

The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

      Transactions and agreements we entered into after our acquisition by Transocean and on or before the closing of the IPO presented conflicts between our interests and those of Transocean. These transactions and agreements included the following:

•	agreements related to the separation of our business from Transocean that provide for, among other things, the assumption by us of liabilities related to our business, the assumption by Transocean of liabilities unrelated to our business, our respective rights, responsibilities and obligations with respect to taxes and tax benefits and the terms of our various interim and ongoing relationships, as described under “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean,”

•	the transfer to Transocean of assets that were not related to our business, as described under “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean,” “—Relationship Between Us and Transocean— Master Separation Agreement— TODCO Business,” and “— Transfer of Assets and Assignment of Liabilities,” and

•	charters of drilling units with Transocean, borrowings from Transocean, administrative support services provided by Transocean to us and other transactions with Transocean, as described under “Certain Relationships and Related Party Transactions.”

      Because these transactions and agreements were entered into in the context of a parent-subsidiary relationship, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean.”

Some of our executive officers and directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or their role as directors or executive officers of Transocean.

      Some of our executive officers and directors own Transocean ordinary shares or options to purchase Transocean ordinary shares which are of greater value than their ownership of our common stock and options. Ownership of Transocean ordinary shares by our directors and executive officers could create, or appear to create, potential conflicts of interest when directors and executive officers are faced with decisions that could have different implications for Transocean than they do for us.

      Several of our directors also serve as directors or executive officers of Transocean. These directors owe fiduciary duties to the shareholders of each company. As a result, in connection with any transaction or other relationship involving both companies, these directors may need to recuse themselves and not participate in any board action relating to these transactions or relationships.

Our tax sharing agreement with Transocean Holdings could require substantial payments by us in the event that a third party becomes the owner of a majority of our voting power or any of our subsidiaries are deconsolidated.

      Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean Holdings for substantially all pre-closing tax benefits utilized subsequent to the closing of the IPO. See “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean— Tax Sharing Agreement.” As of September 30, 2004, we had approximately $535 million of estimated pre-closing tax benefits subject to our obligation to reimburse Transocean Holdings. Depending upon certain tax planning strategies executed by Transocean during 2004 and actual Transocean taxable income for 2004, this pre-closing tax benefit amount will change and is estimated to be approximately $360 million as of September 30, 2004. The benefit includes approximately $173 million of the tax benefits reflected in our December 31, 2003 historical financial statements and additional tax benefits that resulted from the closing of the IPO, additional tax benefits we expect to result from specified ownership changes, statutory allocations of the tax benefits among Transocean Holdings’ consolidated group members and other events. See Note 10 to our condensed consolidated financial statements for the period ended September 30, 2004 included in this prospectus.

      Additionally, the tax sharing agreement provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of our outstanding voting stock, we will be deemed to have utilized all of these pre-closing tax benefits, and we will be required to pay Transocean Holdings an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor. If an acquisition of beneficial ownership had occurred on September 30, 2004, the estimated amount that we would have been required to pay to Transocean Holdings would have been approximately $290 million. The resulting payment to Transocean Holdings would be due even though we would not have derived, and may not in the future derive, a corresponding benefit. Our obligation to make a potentially substantial payment to Transocean Holdings may deter transactions that would trigger a payment under the tax sharing agreement, such as a merger in which we are not the surviving company, a merger in which more than 50% of the aggregate voting power of our stock becomes owned by a single person or group of related persons or another change of control transaction. Even if we complete such a transaction, our obligation to make a substantial payment to Transocean Holdings could result in a lower economic benefit of such a transaction to our other stockholders than those stockholders could have received if we had not entered into the tax sharing agreement.

      Our tax sharing agreement with Transocean Holdings also provides that if any of our subsidiaries that join with us in the filing of consolidated returns ceases to do so, we will be deemed to have used that portion of any pre-closing tax benefits that will be allocable to the subsidiary following that cessation, and we will generally be required to pay Transocean Holdings the amount of this deemed tax benefit, adjusted by a specified discount factor, at the time the subsidiary ceases to join in the filing of these returns.

      Payment of amounts for the deemed utilization of tax benefits by us could require additional financing. The amount of our payments to Transocean Holdings will not be adjusted for any difference between the tax benefits that we are deemed to utilize and the tax benefits that we actually utilize, and the difference between these amounts could be substantial. Among other considerations, applicable tax laws may significantly limit our use of these tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean Holdings. Additionally, Transocean Holdings’ right to receive this payment could result in a conflict of interest between us and Transocean and for those of our directors who are officers or directors of Transocean in considering any potential transaction.

Our tax sharing agreement with Transocean Holdings could delay or preclude us from realizing tax benefits created after the closing of the IPO.

      Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean Holdings for most pre-closing tax benefits that we utilize on a tax return with respect to a period after the closing of the IPO. If the utilization of a pre-closing tax benefit defers or precludes our utilization of any post-closing tax benefit, our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually utilize that post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the utilization of pre-closing tax benefits to the extent of,

•	up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes, and

•	100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

Therefore, we may not realize the full economic value of tax deductions, credits and other tax benefits that arise post-closing until we have utilized all of the pre-closing tax benefits, if ever.

Risks Related to Our Separation from Transocean

We anticipate incurring substantial losses during industry downturns and may need additional financing to withstand industry downturns.

      Our net losses from continuing operations before cumulative effect of a change in accounting principle were approximately $222 million, $529 million and $32 million during the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004, respectively, and we anticipate incurring substantial losses during future cyclical downturns in our industry. We will not receive any proceeds from this offering. During cyclical downturns in our industry, we may need additional financing in order to satisfy our cash requirements. If we are not able to obtain financing in sufficient amounts and on acceptable terms, we may be required to reduce our business activities, seek financing on unfavorable terms or pursue a business combination with another company.

We do not have a long history of operating as a stand-alone company, we may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company that may adversely affect our results.

      Since our merger with Transocean and prior to our separation, Transocean performed various corporate functions for us, including the following:

•	information technology and communications,

•	human resource services such as payroll and benefit plan administration,

•	legal,

•	tax,

•	accounting,

•	office space and office support,

•	risk management,

•	treasury and corporate finance, and

•	investor services, investor relations and corporate communications.

      Since the separation, Transocean has no obligation to provide these functions to us other than certain interim services, which are described in “Certain Relationships and Related Party Transactions—Relationship Between Us and Transocean.” We expect to replace the computerized accounting system provided by Transocean with our own system by January 1, 2005. We have created, or engaged third parties to provide, our own systems and business functions to replace the other systems and business functions Transocean provided prior to our separation. We may incur difficulties in performing these functions and may also incur higher costs for these functions than the amounts we were allocated by Transocean. If we do not have in place our own systems and business functions to replace those currently provided by Transocean or if we do not have agreements with other providers of these services once our interim services agreement with Transocean expires, we may operate our business less efficiently and our results may suffer.

Risks Related to this Offering, the Securities Markets and Ownership of Our Class A Common Stock

Substantial sales of our common stock by Transocean or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

      We are unable to predict whether significant amounts of our Class A common stock will be sold by Transocean after the offering. Any sales of substantial amounts of our Class A common stock in the public market by Transocean or us, or the perception that these sales might occur, could lower the market price of our common stock. For a description of Transocean’s current plans with respect to our common stock that it will continue to own after the closing of this offering, see “Shares Eligible for Future Sale.” Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. See “Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

We have no plans to pay regular dividends on our common stock, so stockholders may not receive funds without selling their common stock.

      We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our credit facility also includes limitations on our payment of dividends. Accordingly, investors may have to sell some or all of their common stock in order to generate cash flow from their investment. Investors may not receive a gain on their investment when they sell our common stock and may lose the entire amount of the investment.

The price of our Class A common stock may be volatile.

      The market price of our Class A common stock could be subject to significant fluctuations after this offering and may decline below the public offering price. You may not be able to resell your shares at or above the public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects,

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues,

•	changes in revenue or earnings estimates,

•	publication of research reports by analysts,

•	speculation in the press or investment community,

•	strategic actions by us or our competitors, such as acquisitions or restructurings,

•	sales of our common stock by stockholders, including Transocean,

•	actions by institutional investors or by Transocean,

•	fluctuations in oil and gas prices,

•	general market conditions, and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

      The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Our rights agreement and provisions in our charter documents may inhibit a takeover, which could adversely affect the value of our Class A common stock.

      Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions include:

•	classification of the members of our board of directors into three classes, with each class serving a staggered three-year term,

•	requiring our stockholders, other than Transocean as long as it owns at least approximately 10% of our outstanding voting power, to give advance notice of their intent to make nominations for the election of directors or to submit a proposal at an annual meeting of the stockholders,

•	limitations on the ability of our stockholders to amend specified provisions of our amended and restated certificate of incorporation and bylaws,

•	the denial of any right of our stockholders to act by written consent in lieu of a meeting,

•	the denial of any right of our stockholders to remove members of our board of directors except for cause, and

•	except for Transocean as long as it owns 15% of our voting power, the denial of any right of our stockholders to call special meetings of the stockholders.

We are also party to a rights agreement that could delay or prevent a change of control that a stockholder might consider favorable.

      Many of these provisions of our amended and restated certificate of incorporation and bylaws will become effective following this offering. Our rights agreement is already effective. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

      Dilution per share represents the difference between the offering price and the net consolidated book value per share immediately after the offering of our Class A common stock. Purchasers of our common stock in this offering will experience immediate dilution of $10.11 in net tangible book value per share as of September 30, 2004, based on the offering price of $18.00 per share.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

•	our strategy,

•	improvement in the fundamentals of the oil and gas industry,

•	the supply and demand imbalance in the oil and gas industry,

•	the correlation between demand for our rigs and our earnings and customers’ expectations of energy prices,

•	our plans, expectations and any effects of focusing on marine assets and drilling for natural gas along the U.S. Gulf Coast, pursuing efficient, low-cost operations and a disciplined approach to capital spending, maintaining high operating standards and maintaining a conservative capital structure,

•	the emergence of the drilling industry from a low point in the cycle,

•	expected revenues, operating income (loss) and net income (loss) from continuing operations for the remainder of 2004,

•	estimated tax benefits and estimated payments under our tax sharing agreement with Transocean Holdings,

•	expected capital expenditures,

•	expected general and administrative expense,

•	refurbishment costs,

•	our ability to take advantage of opportunities for growth and our ability to respond effectively to market downturns,

•	sufficiency of funds for required capital expenditures, working capital and debt service,

•	deep gas drilling opportunities,

•	operating standards,

•	payment of dividends,

•	competition for drilling contracts,

•	matters relating to derivatives,

•	matters related to our letters of credit and surety bonds,

•	future restructurings,

•	matters relating to our future transactions, agreements and relationship with Transocean,

•	payments under agreements with Transocean,

•	interests conflicting with those of Transocean,

•	results and effects of legal proceedings and other disputes,

•	future utilization rates,

•	future dayrates, and

•	expectations regarding improvements in offshore drilling activity, demand for our drilling rigs, our plan to operate primarily in the U.S. Gulf Coast, operating revenues, operating and maintenance expense, insurance expense, coverages, claims and deductibles, interest expense, debt levels and other matters with regard to outlook.

      Forward-looking statements in this prospectus are identifiable by use of the following words and other similar expressions:

•	“anticipate,”

•	“believe,”

•	“budget,”

•	“could,”

•	“estimate,”

•	“expect,”

•	“forecast,”

•	“intent,”

•	“may,”

•	“might,”

•	“plan,”

•	“potential,”

•	“predict,”

•	“project,” and

•	“should.”

      The following factors could affect our future results of operations and could cause those results to differ materially from those expressed in the forward-looking statements included in this prospectus:

•	worldwide demand for oil and gas,

•	exploration success by producers,

•	demand for offshore and inland water rigs,

•	our ability to enter into and the terms of future contracts,

•	labor relations,

•	political and other uncertainties inherent in non-U.S. operations (including exchange controls and currency fluctuations),

•	the impact of governmental laws and regulations,

•	the adequacy of sources of liquidity,

•	uncertainties relating to the level of activity in offshore oil and gas exploration and development,

•	oil and natural gas prices (including U.S. natural gas prices),

•	competition and market conditions in the contract drilling industry,

•	work stoppages,

•	the availability of qualified personnel,

•	operating hazards,

•	war, terrorism and cancellation or unavailability of insurance coverage,

•	compliance with or breach of environmental laws,

•	the effect of litigation and contingencies,

•	our inability to achieve our plans or carry out our strategy,

•	the matters discussed in “Risk Factors,” and

•	other factors discussed in this prospectus.

      Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder in this offering.

DIVIDEND POLICY

      We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends,

•	our earnings and cash flows,

•	our capital requirements,

•	our financial condition, and

•	other factors our board of directors deems relevant.

      Our credit facility includes limitations on our payment of dividends. We have not paid any dividends since the completion of our IPO in February 2004.

MARKET INFORMATION

      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.” As of December 10, 2004, there were approximately 163 holders of record of our Class A common stock. We have presented in the table below, for the periods indicated, the reported high and low sales prices for our Class A common stock on the New York Stock Exchange.

	Price Per Share
	of Our Class A
	Common Stock

Calendar Period	High	Low

2004
First Quarter (starting February 5)	$16.45	$13.10
Second Quarter	16.05	13.38
Third Quarter	17.86	13.40
Fourth Quarter (through December 16, 2004)	18.35	16.15

DILUTION

      The net tangible book value per share of our common stock will be substantially below the offering price. You will therefore incur immediate and substantial dilution of $10.11 per share, based on the offering price of $18.00 per share. As a result, if we are liquidated, you may not receive the full value of your investment.

      Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock. Net tangible book value per share represents (1) the total net tangible assets divided by (2) the number of shares of our common stock outstanding.

      Our net tangible book value at September 30, 2004 was $475.8 million, or $7.89 per share. This amount represents an immediate dilution in net tangible book value of $10.11 per share to you. The following table illustrates this dilution per share:

Public offering price per share	$18.00
Net tangible book value per share as of September 30, 2004	7.89

Dilution per share to you	$10.11

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004. We will not receive any proceeds from this offering.

September 30, 2004

(In millions, except
share data)
Debt due within one year	$11.2
Short-term debt	0.7
Long-term debt	17.4

Total debt	29.3
Shareholders’ equity:
Common stock, $.01 par value: 500,000,000 shares of Class A common stock authorized, 32,042,890 shares issued and outstanding actual, and 60,304,501 shares issued and outstanding as adjusted for this offering (after conversion by Transocean of its shares of our Class B common stock) and 260,000,000 shares of Class B common stock authorized, 28,260,000 shares issued and outstanding actual, and 0 shares issued and outstanding as adjusted for this offering (after conversion by Transocean of its shares of our Class B common stock)	0.6
Additional paid-in capital	6,509.1
Retained deficit	(6,030.9)
Unearned compensation	(3.0)

Shareholders’ equity	475.8

Total capitalization	$505.1

SELECTED HISTORICAL FINANCIAL DATA

      We prepared the selected historical financial data in the following table using our consolidated financial statements. We prepared the historical statement of operations data for the years ended December 31, 2000, 2002 and 2003, the one month ended January 31, 2001 and the eleven months ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2000, 2001, 2002 and 2003 from our financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We prepared the historical statement of operations data for the year ended December 31, 1999 and the nine months ended September 30, 2003 and 2004 and the historical balance sheet data as of December 31, 1999 and September 30, 2004 from our unaudited condensed consolidated financial statements, which, in the case of the September 30, 2004 and 2003 data, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

      The selected historical financial data should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus.

      On January 31, 2001, we became a wholly owned subsidiary of Transocean as a result of our merger transaction with Transocean. The merger was accounted for as a purchase, with Transocean as the accounting acquiror. The purchase price was allocated to our assets and liabilities based on their estimated fair values on the date of the merger with the excess accounted for as goodwill. The purchase price adjustments were “pushed down” to our consolidated financial statements. Accordingly, our financial statements for periods subsequent to January 31, 2001 are not comparable to those of prior periods in material respects since those financial statements report financial position, results of operations and cash flows using a different basis of accounting.

	Pre-Transocean Merger					Post-Transocean Merger

												Nine Months
	Years Ended			One Month		Eleven		Years Ended				Ended
	December 31,			Ended		Months Ended		December 31,				September 30,
				January 31,		December 31,
	1999		2000	2001		2001		2002		2003		2003		2004

	(In millions, except per share data)
Historical Statement of Operations Data:
Operating revenues	$406.5		$406.1	$48.5		$441.0		$187.8		$227.7		$167.3		$247.7
Operating and maintenance expense	324.2		317.4	23.2		270.0		185.7		227.4		178.6		193.4
Loss from continuing operations before cumulative effect of a change in accounting principle	(139.0	) (a)	(131.9)	(90.1	)(b)	(96.7	)(c)	(529.1	) (d)	(222.0	) (e)	(193.7	) (f)	(32.2	) (g)
Loss from continuing operations before cumulative effect of a change in accounting principle and after preferred share dividends per common share basic and diluted	$(0.90)		$(1.72)	$(0.43)		$(7.96)		$(43.57)		$(18.28)		$(15.95)		$(0.59)
Weighted average common shares outstanding:
Basic	192.7		196.6	211.3		12.1		12.1		12.1		12.1		54.3
Diluted	192.7		196.6	211.3		12.1		12.1		12.1		12.1		54.3

	Pre-Transocean
	Merger		Post-Transocean Merger

	As of December 31,		As of December 31,
						As of September 30,
	1999	2000	2001	2002	2003	2004

	(In millions)
Balance Sheet Data:
Total assets	$4,924.3	$4,804.4	$8,838.8	$2,227.2	$778.2	$750.7
Long-term debt (including current portion) and redeemable preferred shares	2,979.5	2,702.9	1,538.0	40.7	26.8	26.3
Long-term debt— related party (including current portion)	—	—	55.0	1,080.1	525.0	3.0
Total shareholders’ equity	1,194.7	1,373.5	6,496.5	561.9	137.7	475.8

(a)	Included in 1999 is a $2.6 million loss on retirement of debt.

(b)	Included in the one month ended January 31, 2001 are $58.1 million of merger related expenses and a $64.0 million impairment loss on long- lived assets related to the disposal of the inland marine support vessel business.

(c)	Included in the eleven months ended December 31, 2001 are a $1.1 million impairment loss on long-lived assets and a $27.5 million loss on retirement of debt.

(d)	Included in 2002 are a $17.5 million impairment loss on long-lived assets, a $381.9 million goodwill impairment and a $18.8 million loss on retirement of debt.

(e)	Included in 2003 is a $11.3 million impairment loss on long-lived assets, a $21.3 million impairment loss on a note receivable from an unconsolidated joint venture and a $79.5 million loss on retirement of debt.

(f)	Included in the nine months ended September 30, 2003 is an $11.6 million impairment loss on long-lived assets, a $79.5 million loss on retirement of debt and a $21.3 million impairment of an investment in and advance to a joint venture.

(g)	Included in the nine months ended September 30, 2004 is a $1.9 million loss on retirement of debt and a $5.4 million gain on disposal of assets.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Background

      We have completed our IPO and the separation of our business from Transocean. See “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean,” “— Relationship Between Us and Transocean— Master Separation Agreement— TODCO Business,” “—Transfer of Assets and Assignment of Liabilities” and “—Working Capital” and “—Tax Sharing Agreement.” Before the closing of our IPO in February 2004, we completed the retirement of all of our notes payable to Transocean in exchange for newly issued shares of our Class B common stock (the “retirement”), as described under “Certain Relationships and Related Party Transactions— Debt Retirement and Debt Exchange Offers.”

How We Prepared the Unaudited Pro Forma Financial Information

      A pro forma balance sheet is not included since there are no pro forma balance sheet adjustments necessary as of September 30, 2004. The pro forma results of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 reflect our continuing operations and assume the retirement was completed on January 1, 2003.

      The pro forma information does not necessarily indicate what the operating results or financial position would have been if the retirement and the completion of the separation of our business from Transocean had been completed at the dates indicated. Moreover, this information does not necessarily indicate what our future operating results or financial position will be.

      We derived this information from our financial statements for the periods presented. The information is only a summary, and you should read it in conjunction with the other financial information included elsewhere in this prospectus.

Offering-Related Expenses

      The third-party expenses related to this offering will be paid by Transocean.

TODCO

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

		Pro Forma

		Retirement	Pro Forma
	Historical	Adjustments(a)	Consolidated

	(In millions, except per share data)
Operating revenues	$247.7	$—	$247.7
Costs and expenses
Operating and maintenance	193.4	—	193.4
Depreciation	72.0	—	72.0
General and administrative(b)	26.3	—	26.3
General and administrative— related party	0.3	—	0.3
Gain from disposal of assets, net	(5.4)	—	(5.4)

	286.6	—	286.6

Operating loss	(38.9)	—	(38.9)

Other income (expense)
Interest income	0.3	—	0.3
Interest expense	(6.4)	3.1	(3.3)
Loss on retirement of debt(c)	(1.9)	—	(1.9)
Other, net	1.3	—	1.3

	(6.7)	3.1	(3.6)

Loss from continuing operations before income taxes and minority interest	(45.6)	3.1	(42.5)
Income tax benefit	(13.4)	1.1	(12.3)

Net loss from continuing operations	$(32.2)	$2.0	$(30.2)

Net loss from continuing operations per share basic and diluted(d)	$(0.59)		$(0.50)

Weighted average shares outstanding basic and diluted	54.3		60.3

See Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements.

TODCO

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

		Pro Forma

		Retirement	Pro Forma
	Historical	Adjustments(a)	Consolidated

	(In millions, except per share data)
Operating revenues	$227.7	$—	$227.7
Costs and expenses
Operating and maintenance	215.7	—	215.7
Operating and maintenance— related party	11.7	—	11.7
Depreciation	92.2	—	92.2
General and administrative	14.9	—	14.9
General and administrative— related party	1.4	—	1.4
Impairment loss on long-lived assets	11.3	—	11.3
Gain from disposal of assets, net	(0.8)	—	(0.8)

	346.4	—	346.4

Operating loss	(118.7)	—	(118.7)

Other income (expense)
Equity in loss of joint ventures	(6.6)	—	(6.6)
Interest income	3.9	—	3.9
Interest expense	(46.5)	44.0	(2.5)
Loss on retirement of debt(c)	(79.5)	—	(79.5)
Impairment of investment in and advance to joint venture	(21.3)	—	(21.3)
Other, net	(2.8)	—	(2.8)

	(152.8)	44.0	(108.8)

Loss from continuing operations before income taxes and minority interest	(271.5)	44.0	(227.5)
Income tax benefit	(50.1)	(17.2)	(67.3)
Minority interest	0.6	—	0.6

Net loss from continuing operations	$(222.0)	$61.2	$(160.8)

Net loss from continuing operations per share basic and diluted(d)	$(18.28)		$(2.68)

Weighted average shares outstanding basic and diluted	12.1		60.0

See Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements.

TODCO

NOTES TO UNAUDITED CONDENSED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

(a)	Pro forma adjustments to our consolidated statements of operations required for the removal of the interest expense related to the retirement of our notes payable to Transocean and the related income tax effect as if the debt for stock exchange transactions had occurred at the beginning of the period. Income taxes for the year ended December 31, 2003 include a $32.6 million increase in the valuation allowances for net tax operating and other loss carryforwards as a result of the increase in net deferred tax assets during the period. This valuation allowance adjustment was also eliminated in the pro forma adjustment as a result of the increase in net deferred tax liabilities that occurred as a result of the tax sharing agreement. As part of the tax sharing agreement, we must pay Transocean for substantially all pre-closing income tax benefits utilized or deemed to have been utilized subsequent to the closing of the IPO. Accordingly, we recorded an equity transaction in conjunction with the IPO in February 2004 to reflect this liability to Transocean of $174 million, equal to the pre-closing income tax benefits, as a corresponding obligation within the deferred income tax asset accounts and a reduction in additional paid-in capital. In September 2004, as a result of a 2003 return-to-provision adjustment, the liability to Transocean was revised to $182 million, and we recorded an equity adjustment of $7.7 million and the additional liability to Transocean as a reduction in additional paid-in capital and an obligation within the deferred income tax asset accounts. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Tax Sharing Agreement.”

(b)	Restricted stock and stock options were granted to some of our officers on the closing date of the IPO. See “Management— Employment Agreements and Change of Control Arrangements.” The value of these stock awards and stock options recognized as compensation expense was $9.3 million in the nine months ended September 30, 2004. An additional $1.4 million will be recognized during the remainder of 2004, and $4.8 million and $1.7 million will be recognized as compensation expense in 2005 and thereafter, respectively. In addition, some of our employees held options to purchase Transocean ordinary shares, and we incurred $1.5 million of compensation expense on the closing of the IPO as a result of the vesting of these options.

(c)	The loss on retirement of debt of $79.5 million and $1.9 million for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, resulted from the retirement of notes payable to Transocean in conjunction with the transfer of assets not related to our shallow and inland water business to Transocean.

(d)	Pro forma net loss from continuing operations applicable to common shareholders per weighted average share outstanding (basic and diluted) for the year ended December 31, 2003 and the nine months ended September 30, 2004 is computed using the total shares outstanding after the retirement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our historical consolidated financial statements for the year ended December 31, 2003 and unaudited condensed consolidated financial statements for the period ended September 30, 2004 and the related notes included in this prospectus. Except for the historical financial information contained herein, the matters discussed below may be considered “forward-looking” statements. Please see “Cautionary Statement About Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview of Our Business

      We are a leading provider of contract oil and natural gas drilling services, primarily in the United States (“U.S. Gulf of Mexico”) shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We provide these services primarily to independent oil and natural gas companies, but we also service major international and government-controlled oil and natural gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

      We provide contract oil and gas drilling and other support services and report the results of those operations in four business segments which, for our contract drilling services, correspond to the principal geographic regions in which we operate:

•	U.S. Inland Barge Segment— Our barge rig fleet currently operating in this market segment consists of 12 conventional and 18 posted barge rigs. These units operate in marshes, rivers, lakes and shallow bay or coastal waterways that are known as the “transition zone.” This area along the U.S. Gulf Coast, where jackup rigs are unable to operate, is the world’s largest market for this type of equipment.

•	U.S. Gulf of Mexico Segment— We currently have 20 jackup and three submersible rigs in the U.S. Gulf of Mexico shallow water market segment which begins at the outer limit of the transition zone and extends to water depths of about 350 feet. Our jackup rigs in this market segment consist of independent leg cantilever type units, mat-supported cantilever type rigs and mat-supported slot type jackup rigs that can operate in water depths up to 250 feet.

•	Other International Segment— Our other operations are currently conducted in Mexico, Trinidad and Venezuela. In Mexico, we operate two jackup rigs and are preparing our platform rig to operate for PEMEX, the Mexican national oil company. Additionally, we have two jackup rigs in Trinidad and nine land rigs and three lake barges in Venezuela. From December 2003 to September 2004, we operated a jackup rig offshore Venezuela. This rig has subsequently been relocated to the U.S. Gulf of Mexico. We may pursue selected opportunities in other regions from time to time.

•	Delta Towing Segment— We have a partial interest in a joint venture that operates a fleet of U.S. marine support vessels consisting primarily of shallow water tugs, crewboats and utility barges (“Delta Towing”). We are also a substantial creditor of Delta Towing.

      Our operating revenues for our drilling segments are based on dayrates received for our drilling services and the number of operating days during the relevant periods. The level of our operating revenues depends on dayrates, which in turn are primarily a function of industry supply and demand for drilling units in the market segments in which we operate. Supply and demand for drilling units in the U.S. Gulf Coast, which is our primary operating region, have historically been volatile. During periods of high demand, our rigs typically achieve higher utilization and dayrates than during periods of low demand.

      Our operating and maintenance costs for our drilling segments represent all direct and indirect costs associated with the operation and maintenance of our drilling rigs. The principal elements of these costs are direct and indirect labor and benefits, freight costs, repair and maintenance, insurance, general taxes and licenses, boat and helicopter rentals, communications, tool rentals and services. Labor, repair and maintenance and insurance costs represent the most significant components of our operating and maintenance costs.

      Operating and maintenance expenses may not necessarily fluctuate in proportion to changes in operating revenues because we generally seek to preserve crew continuity and maintain equipment when our rigs are idle. In general, labor costs increase primarily due to higher salary levels, rig staffing requirements and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment.

Industry Background, Trends and Outlook

      The drilling industry in the U.S. Gulf Coast is highly cyclical and is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. We believe that both our earnings and demand for our rigs will typically be correlated to our customers’ expectations of energy prices, particularly natural gas prices, and that sustained energy price increases will generally have a positive impact on our earnings.

      We believe there are several trends that should benefit our operations, including:

•	Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last two years has reduced the overall supply of jackups in the U.S. Gulf of Mexico. This has created a more favorable supply environment for the remaining jackups, including ours. This favorable supply environment has led to increased jackup dayrates.

•	High Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has increased from $2.11 in January 1994 to $5.87 in November 2004. We believe high natural gas prices in the United States, if sustained, should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.

•	Need for Increased Natural Gas Drilling Activity. From 1994 to 2003, U.S. demand for natural gas grew at an annual rate of 0.6% while its supply grew at an annual rate of 0.2%. We believe that this supply and demand growth imbalance will continue if demand for natural gas continues to increase and production decline rates continue to accelerate. Even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

•	Trend Towards Drilling Deeper Shallow Water Gas Wells. A current trend by oil and gas companies is to drill deep gas wells along the U.S. Gulf Coast in search of new and potentially prolific untapped natural gas reserves. We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, we believe this trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

      We believe that the drilling industry in the U.S. Gulf Coast has emerged from a cyclical low point, and we expect further strengthening in the near term. Market conditions for our U.S. Gulf Coast jackup fleet improved beginning in the third quarter of 2003 and continuing through the first nine months of 2004. As shown in the following table, from the third quarter of 2003 through the third quarter of 2004, our average revenue per day for U.S. Gulf of Mexico jackups and submersibles improved by 48%. During the same period, average revenue per day for our U.S. inland barges improved by 25%. As of December 10, 2004, our 12 jackup rigs working in the U.S. Gulf Coast were contracted at dayrates ranging from $33,800 to $41,900. As of December 10, 2004, our 14 operating inland barges were contracted at dayrates ranging from $17,400 to $27,700. We anticipate that the declining jackup rig supply in the U.S. Gulf Coast and the trend towards more deep gas well drilling will continue to result in improved utilization and higher dayrates. With respect to our Venezuelan operations, political unrest has continued to negatively impact our results of operations there. As a result, we have experienced some decrease in utilization in Venezuela during the second half of 2003 and the first nine months of 2004.

      The following table shows our average rig revenue per day and utilization for the quarterly periods ended on or prior to September 30, 2004 with respect to each of our three drilling segments. Average rig revenue per day is defined as operating revenue earned per revenue earning day in the period. Utilization in the table below is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet, as adjusted to include calendar days available for rigs that were held for sale during the periods ended on or prior to December 31, 2002.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2002	2002	2003	2003	2003	2003	2004	2004	2004

Average Rig Revenue Per Day:
U.S. Gulf of Mexico Jackups and Submersibles	$22,400	$21,000	$22,600	$20,200	$22,900	$26,700	$30,600	$30,700	$33,800
U.S. Inland Barges	20,700	19,600	19,100	17,600	18,300	18,700	20,300	22,500	22,900
Other International	23,500	19,400	19,700	19,100	21,000	25,600	40,000	37,500	34,600
Utilization:
U.S. Gulf of Mexico Jackups and Submersibles	32%	34%	31%	44%	54%	50%	43%	50%	54%
U.S. Inland Barges	47%	44%	47%	39%	38%	40%	40%	42%	45%
Other International	23%	27%	35%	44%	38%	28%	29%	29%	33%

      In the third quarter of 2003, we were awarded contracts with PEMEX, the Mexican national oil company, for two of our jackup rigs and a platform rig. After upgrades to comply with contract specifications, one rig began operating on a 720-day contract in early November 2003 at a contract dayrate of approximately $42,000. The other jackup rig began operating in early December 2003 on a 1,081-day contract at a contract dayrate of approximately $39,000. The cost to prepare the two jackup rigs to work in Mexico, including mobilization costs, which are deferred and will be recognized over the primary contract term, was approximately $22 million in the aggregate. The platform rig contract is 1,289 days in duration and is anticipated to begin operations in late 2004 at a contract dayrate of approximately $29,000. We are upgrading the platform rig to comply with PEMEX contract specifications at an estimated aggregate cost of approximately $9.0 million to $10.0 million. We are currently in discussions with PEMEX over whether the platform rig was delivered in a timely manner under the contract. There are contractual penalties for late delivery, including certain expense reimbursement obligations, which we currently estimate could be approximately $345,000, and a late fee of approximately $29,000 per day. Because we are continuing to negotiate with our customer, we cannot predict the outcome of these discussions. We believe, however, that we will likely reach a negotiated resolution of this matter and that its resolution is unlikely to have a material adverse effect on our business or consolidated financial position. Each of the contracts can be terminated by PEMEX on five days’ notice, subject to certain conditions.

      In the third quarter of 2004, two of our land rigs began working in Venezuela under one-year term contracts at dayrates of $22,200 and $23,800, and another two land rigs were re-deployed during October and November 2004 under one-year contracts with PDVSA, the Venezuelan national oil company, at contract dayrates of approximately $22,000 each. Our jackup rig, THE 156 which began operating in Venezuela in mid-December 2003, completed its contract in September 2004 and has been relocated to the U.S. Gulf of Mexico.

      Prior to October 2004, our principal insurance coverages for property damage, liability and occupational injury and illness were included in Transocean’s insurance program in accordance with the master separation agreement. Effective October 15, 2004, we changed our insurance program to an independent, stand-alone insurance program, that provides for significantly lower deductibles than those in our previous insurance program. Our current deductible level under the new hull and machinery and protection and indemnity policies is $1.0 million and $5.0 million per occurrence, respectively. Previously, our deductible level under each of these policies was $10.0 million per occurrence. Insurance premiums under the new program will be approximately $8.0 million for the twelve-month policy period, or approximately $3.5 million higher than those under the previous program with Transocean. We expect that the increased premium cost will be more than offset by the benefit of the lower deductibles, primarily with respect to hull and machinery claims.

IPO and Separation from Transocean

      We were incorporated in Delaware on July 7, 1997 as R&B Falcon Corporation. On January 31, 2001, we became an indirect wholly owned subsidiary of Transocean as a result of the merger transaction between us and Transocean (the “Transocean Merger”). The merger was accounted for as a purchase, with Transocean as the accounting acquirer. Accordingly, the purchase price was allocated to our assets and liabilities based on estimated fair values as of January 31, 2001 with the excess accounted for as goodwill. The purchase price adjustments were “pushed down” to our consolidated financial statements, which affects the comparability of the consolidated financial statements for periods before and after the merger. Accordingly, the financial statements for the periods ended on or before January 31, 2001 were prepared using our historical basis of accounting and the financial statements for the periods subsequent to January 31, 2001 include the effects of the merger. See Note 4 to our consolidated financial statements included in this prospectus for the year ended December 31, 2003. On December 13, 2002, we changed our name from R&B Falcon Corporation to TODCO.

      In July 2002, Transocean announced plans to divest its Gulf of Mexico shallow and inland water (“Shallow Water”) business through an initial public offering of TODCO common stock. During 2003, we completed the transfer to Transocean of all assets not related to our Shallow Water business (“Transocean Assets”), including the transfer of all revenue-producing Transocean Assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in our historical financial statements. See “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean” and “—Relationship between Us and Transocean— Master Separation Agreement— TODCO Business” and “—Transfer of Assets and Assignment of Liabilities” for a description of the separation of our respective businesses.

      In February 2004, we completed our initial public offering in which Transocean and Transocean Holdings sold 13,800,000 shares of our Class A common stock (the “IPO”) as part of our separation from Transocean. In September 2004, we completed a second public offering in which Transocean and Transocean Holdings sold an additional 17,940,000 shares of our Class A common stock. We did not receive any proceeds from the IPO or the second offering.

      Transocean currently owns 28,260,000 shares, or 100% of our outstanding Class B common stock which represents 47% of our outstanding common stock. Transocean has approximately 82% of the combined voting power of our outstanding common stock due to the five votes per share of Class B common stock, as compared to the one vote per share of Class A common stock. Transocean does not own any shares of our outstanding Class A common stock. Transocean has informed us that it intends to agree in the underwriting agreement that the conversion of all of its unsold shares of Class B common stock into an equal number of shares of Class A common stock will be a condition to closing. Accordingly, we will have no shares of Class B common stock outstanding after this offering. Transocean has advised us that its current intent is to dispose of the remaining shares of Class A common stock it owns following this offering.

Changes in Financial Reporting of Future Results of Operations

      As a result of our separation from Transocean, including the transfer of the Transocean Assets to Transocean in 2003 and the completion of our IPO in February 2004, our reporting of certain aspects of our future results of operations will differ from our historical reporting of results of operations. The following discussion describes these and other differences.

      General and administrative expense includes costs related to our corporate executives, corporate accounting and reporting, engineering, health, safety and environment, information technology, marketing, operations management, legal, tax, treasury, risk management and human resource functions. Prior to June 30, 2003 and the transfer of the Transocean Assets to Transocean, general and administrative expense also included an allocation from Transocean for certain administrative support. After June 30, 2003, general and administrative expense includes costs for services provided to us under our transition services agreement with Transocean. In 2004, we expect to incur approximately $3 million of additional general and administrative expense as a result of additional costs associated with being a separate public company. In addition, we are incurring additional general and administrative expense associated with the vesting of stock options and restricted stock granted in conjunction with the IPO.

      In February 2004, we adopted a long-term incentive plan for certain of our employees and non-employee directors in order to provide additional incentives through the grant of awards (the “Plan”). In conjunction with the closing of the IPO, we granted restricted stock and stock options to certain employees and non-employee directors. Based upon the IPO price of $12.00 per share, the value of these awards that we will recognize as compensation expense is approximately $17.2 million. We recognized $9.3 million of compensation expense related to these awards and grants in the first nine months of 2004. We will amortize the remaining $7.9 million to compensation expense over the vesting period of the awards and options with $1.4 million recognized during the remainder of 2004, $4.8 million in 2005 and $1.7 million in 2006 and thereafter. In addition to these initial grants under the Plan, we expect to make additional grants of restricted stock and stock options annually. The value of any additional awards under the Plan will be recognized as compensation expense over the vesting period of the awards.

      In addition, certain of our employees held options to acquire Transocean ordinary shares that were granted prior to the IPO. In accordance with the employee matters agreement, the employees holding such options were treated as terminated for the convenience of Transocean on the IPO date. As a result, these options became fully vested and were modified to remain exercisable over the original contractual life. In connection with the modification of the options, we recognized $1.5 million in additional compensation expense in the first quarter of 2004. No further compensation expense will be recognized related to the Transocean options.

      Interest income consists of interest earned on our cash balances and, for periods before December 31, 2003, on notes receivable from Delta Towing. Because of the adoption of the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”) (see “—Relationships with Variable Interest Entities”), and the resulting consolidation of Delta Towing in our consolidated balance sheet effective December 31, 2003, we expect future interest income to consist of interest earned on our cash balances. For periods before the IPO, interest expense consisted of financing cost amortization and interest associated with our senior notes, other debt and other related party debt as described in the notes to our consolidated financial statements. We expect our debt levels and, correspondingly, our interest expense to be substantially lower in 2004 than historical debt levels and interest expense reflected in our historical operating results as a result of the retirement of notes payable to Transocean prior to the IPO. After the closing of the IPO, interest expense primarily includes interest on the approximately $24 million face value of our senior notes payable to third parties and any borrowings under our credit facility, commitment fees on the unused portion of our line of credit and the amortization of financing costs.

      In conjunction with the IPO, we entered into a tax sharing agreement with Transocean, whereby, Transocean will indemnify TODCO against substantially all pre-IPO income tax liabilities. However, we must pay Transocean for substantially all pre-closing income tax benefits utilized subsequent to the closing of the IPO. As of September 30, 2004, we had approximately $535 million of estimated pre-closing income tax benefits subject to this obligation to reimburse Transocean of which approximately $173 million of the tax benefits were reflected in our historical financial statements at December 31, 2003. The additional estimated tax benefits resulted from the closing of the IPO, specified ownership changes, statutory allocations of tax benefits among Transocean’s consolidated group members and other events. Depending upon certain tax planning strategies executed by Transocean during 2004 and actual Transocean taxable income for the current year, this pre-closing tax benefit amount will change and is estimated to be approximately $360 million as of September 30, 2004.

      As part of the tax sharing agreement, we must pay Transocean for substantially all pre-closing income tax benefits which we may utilize or be deemed to have utilized subsequent to the closing of the IPO.

Accordingly, we recorded an equity transaction in February 2004 to reflect this liability to Transocean of $174 million, equal to the pre-closing income tax benefits, as a corresponding obligation within the deferred income tax asset accounts and a reduction in additional paid-in capital. In September 2004, as a result of a 2003 return-to-provision adjustment, the liability to Transocean was revised to approximately $182 million, and we recorded an equity adjustment of $7.7 million and the additional liability to Transocean as a reduction in additional paid-in capital and an obligation within the deferred income tax asset accounts. This adjustment had no effect on our results of operations.

      In addition, Transocean agreed to indemnify us for certain tax liabilities that existed as of the IPO date, which are currently estimated to be $10.3 million. The tax indemnification by Transocean was recorded as a credit to additional paid-in capital with a corresponding offset to a related party receivable from Transocean.

      We currently anticipate that we will be in a net tax liability position at the end of 2004 and expect to utilize a portion of the pre-closing income tax benefits to offset our federal income tax obligation. As of September 30, 2004, we have utilized $3.7 million of these pre-closing income tax benefits to offset our current federal income tax obligation for the nine months then ended. The liability to Transocean for the utilization of these pre-closing income tax benefits of $1.3 million is presented within accrued income taxes— related party in our condensed consolidated balance sheet at September 30, 2004 and is payable January 15, 2005. We currently estimate this payment obligation for 2004 to be approximately $6.6 million.

      Additionally, the tax sharing agreement provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of our outstanding voting stock, we will be deemed to have utilized all of these pre-closing tax benefits, and we will be required to pay Transocean an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor. This payment is required even if we are unable to utilize the pre-closing tax benefits. If an acquisition of beneficial ownership had occurred on September 30, 2004, the estimated amount that we would have been required to pay to Transocean would have been approximately $290 million based upon Transocean’s tax planning strategies and estimated 2004 taxable income. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Tax Sharing Agreement.”

      We had an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, in connection with our second offering in September 2004. As a result, our ability to utilize certain of our tax benefits is subject to an annual limitation. However, we believe that, in light of the amount of the annual limitation, it should not have a material effect on our ability to utilize these tax benefits for the foreseeable future.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property, equipment and other long-lived assets, income taxes, workers’ injury claims, employment benefits and contingent liabilities. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

      We believe the following are our most critical accounting policies. These policies require significant judgments and estimates used in the preparation of our consolidated financial statements.

      Property and Equipment. Our property and equipment represent approximately 79% of our total assets as of September 30, 2004. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of these assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale as prescribed by the FASB’s Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for Impairment or Disposal of Long-Lived Assets. Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. Our estimates, assumptions and judgments used in the application of our property and equipment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations. For example, a prolonged downturn in the drilling industry in which utilization and dayrates were significantly reduced could result in an impairment of the carrying value of our drilling rigs.

      Allowance for Doubtful Accounts. We establish reserves for doubtful accounts on a case-by-case basis when we believe the collection of specific amounts owed to us is unlikely to occur. Our operating revenues are principally derived from services to U.S. independent oil and natural gas companies and international and government-controlled oil companies and our receivables are concentrated in the United States. We generally do not require collateral or other security to support customer receivables. If the financial condition of our customers deteriorates, we may be required to establish additional reserves.

      Provision for Income Taxes. Our tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. Our effective tax rate is expected to fluctuate from year to year as our operations are conducted in different taxing jurisdictions and the amount of pre-tax income fluctuates. Currently payable income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the balance sheet.

      Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. While we have considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

      Contingent Liabilities. We establish reserves for estimated loss contingencies when we believe a loss is probable and we can reasonably estimate the amount of the loss. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates, we would make revisions to the estimated reserves for contingent liabilities, and such revisions could be material.

Results of Continuing Operations

      The following table sets forth our operating days, average rig utilization rates, average rig revenue per day, revenues and operating expenses by operating segment for the periods indicated:

	For the Nine
	Months Ended		For the Years Ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

	(In millions, except per day data)
U.S. Gulf of Mexico Segment:
Operating days	2,944	3,294	4,388	3,061	6,420
Available days(a)	6,028	7,730	9,914	10,744	11,436
Utilization(b)	49%	43%	44%	28%	56%
Average rig revenue per day(c)	$31,800	$21,800	$23,100	$21,500	$38,100
Operating revenues	$93.7	$71.9	$101.2	$65.7	$244.6
Operating and maintenance expenses(d)	67.7	77.3	98.6	87.1	138.8
Depreciation	37.0	42.8	55.3	58.1	66.2
Impairment loss on long-lived assets	—	10.6	10.6	1.1	—
(Gain) loss on disposal of assets, net	(1.5)	(0.1)	(0.1)	0.1	(2.7)
Operating income (loss)	(9.5)	(58.7)	(63.2)	(80.7)	42.3
U.S. Inland Barge Segment:
Operating days	3,491	3,463	4,558	4,392	7,672
Available days(a)	8,220	8,341	11,101	11,315	11,709
Utilization(b)	43%	42%	41%	39%	66%
Average rig revenue per day(c)	$21,900	$18,400	$18,500	$19,900	$22,500
Operating revenues	$76.6	$63.7	$84.2	$87.5	$172.9
Operating and maintenance expenses(d)	63.2	77.3	95.8	67.7	96.2
Depreciation	16.8	17.4	23.3	23.3	23.1
Gain on disposal of assets, net	(1.6)	(0.1)	(0.4)	(1.2)	(3.1)
Operating income (loss)	(1.8)	(30.9)	(34.5)	(2.3)	56.7
Other International Segment:
Operating days	1,491	1,592	2,007	1,648	4,051
Available days(a)	4,932	4,095	5,591	4,478	5,110
Utilization(b)	30%	39%	36%	37%	79%
Average rig revenue per day(c)	$37,200	$19,900	$21,100	$21,000	$17,800
Operating revenues	$55.5	$31.7	$42.3	$34.6	$72.0
Operating and maintenance expenses(d)	46.1	24.0	33.0	30.9	58.2
Depreciation	14.5	9.0	13.6	10.5	13.5
Impairment loss on long-lived assets	—	1.0	0.7	16.4	1.1
(Gain) loss on disposal of assets, net	(0.3)	(0.3)	(0.3)	0.1	2.1
Operating loss	(4.8)	(2.0)	(4.7)	(23.3)	(2.9)
Delta Towing Segment:
Operating revenues	$21.9	—	—	—	—
Operating and maintenance expenses(d)	16.4	—	—	—	—
Depreciation	3.7	—	—	—	—
General and administrative expenses	3.0	—	—	—	—
Gain on disposal of assets	(2.0)	—	—	—	—
Operating loss	(0.8)	—	—	—	—

	For the Nine
	Months Ended		For the Years Ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

	(In millions, except per day data)
Total Company:
Rig operating days	7,926	8,349	10,953	9,101	18,143
Rig available days(a)	19,180	20,166	26,606	26,537	28,255
Rig utilization(b)	41%	41%	41%	34%	64%
Average rig revenue per day(c)	$28,500	$20,000	$20,800	$20,600	$27,000
Operating revenues	$247.7	$167.3	$227.7	$187.8	$489.5
Operating and maintenance expenses(d)	193.4	178.6	227.4	185.7	293.2
Depreciation	72.0	69.2	92.2	91.9	145.9
General and administrative expenses	26.6	12.6	16.3	28.9	80.2
Impairment loss on long-lived assets	—	11.6	11.3	17.5	65.1
Impairment loss on goodwill	—	—	—	381.9	—
Gain on disposal of assets, net	(5.4)	(0.5)	(0.8)	(1.0)	(3.7)
Operating loss	(38.9)	(104.2)	(118.7)	(517.1)	(91.2)

(a)	Available days are the total number of calendar days in the period for all drilling rigs in our fleet.

(b)	Utilization is the total number of operating days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

(c)	Average rig revenue per day is defined as revenue earned per operating day for the applicable segment, and as total U.S. Gulf of Mexico, U.S. Inland Barge and Other International revenues per rig operating days for “Total Company.”

(d)	Excludes depreciation, amortization and general and administrative expenses.

     Our consolidated results of operations for the first nine months of 2004 reflect the consolidation of our 25% ownership interest in Delta Towing effective January 1, 2004 in accordance with FIN 46. Accordingly, our results for 2004 include revenues and expenses for Delta Towing. Prior to the adoption of FIN 46, we recorded our 25% interest in the results of Delta Towing as equity in income (loss) of joint ventures in our consolidated statements of operations and also recognized interest income— related party related to Delta Towing’s notes payable to us. See “—Relationships with Variable Interest Entities” for a discussion of the effects of FIN 46 on our investment in Delta Towing.

Nine Months Ended September 30, 2004 and 2003

      Revenues. Total revenues increased $80.4 million, or 48%, during the first nine months of 2004, as compared to the same period in 2003. The increase in revenues is primarily attributable to higher overall average rig revenue per day earned in 2004, as compared to the prior year period, and the inclusion of revenues from the operation of Delta Towing’s fleet of marine support vessels. Overall average rig revenue per day increased from $20,000 for the nine months ended September 30, 2003 to $28,500 for the nine months ended September 30, 2004. The increase in average rig revenue per day reflects the continued improvement of market conditions in the U.S. Gulf Coast, as well as the addition of two of our jackup rigs which began operating offshore Mexico in late 2003 and a jackup rig that recently completed its contract offshore Venezuela. Average rig utilization of 41% for the nine months ended September 30, 2004 remained unchanged from the comparable period in 2003 due to a decrease in total available rig operating days in the 2004 period as a result of the removal of five jackup rigs from our actively marketed fleet in the second quarter of 2003, combined with the effect of lower land rig utilization in Venezuela during 2004.

      Revenues for our U.S. Gulf of Mexico segment increased $21.8 million, or 30%, during the nine months ended September 30, 2004, as compared to the first nine months of 2003. In 2004, we achieved higher average rig revenue per day for our jackup and submersible drilling fleet as a result of our success in obtaining contracts with our customers at higher dayrates in response to increased market demand and decreased jackup drilling rig supply in the U.S. Gulf of Mexico. Average revenue per day increased to $31,800 for the nine months ended September 30, 2004, up from $21,800 for the same period in 2003, which resulted in an additional $29.6 million in operating revenues for the nine months ended September 30, 2004, as compared to the same period in 2003. Results for the first nine months of 2004 also reflect higher utilization for our current rig fleet in this market, after giving effect to the transfers of the jackup drilling units THE 156, THE 205 and THE 206 to our Other International segment in the fourth quarter of 2003. This increase in utilization resulted in $6.3 million in additional rig revenues in the nine months ended September 30, 2004, as compared to the same period in 2003. The drilling units transferred to our Other International segment generated revenues of $14.1 million in the nine months ended September 30, 2003.

      Revenues for our U.S. Inland Barge segment increased $12.9 million, or 20%, in the nine months ended September 30, 2004, as compared to the same period of the prior year, primarily due to higher average rig revenue per day achieved in 2004, as compared to 2003. Average rig revenue per day increased from $18,400 for the nine months ended September 30, 2003 to $21,900 for the nine months ended September 30, 2004, as a result of our successful marketing efforts in negotiating higher dayrates for our fleet of inland barges during 2004. The increase in average rig revenue per day resulted in additional revenues of $12.4 million for the nine months ended September 30, 2004, as compared to the same period in 2003. This market has continued to improve in 2004 resulting in improved utilization of our inland barge fleet compared to utilization levels experienced beginning in the last half of 2003. Utilization of our inland barge fleet was 43% for the nine months ended September 30, 2004, as compared to 42% for the first nine months of 2003, which resulted in $0.5 million higher operating revenues in the first nine months of 2004, as compared to the same period in 2003.

      Revenues for our Other International segment were $55.5 million for the nine months ended September 30, 2004. The $23.8 million, or 75%, increase over operating revenues reported for the nine months ended September 30, 2003 reflects the operation of two of our jackup rigs, (THE 205 and THE 206), which began working offshore Mexico in late 2003 under long-term contracts and the operation of THE 156, which began operating under a multi-well contract with ConocoPhillips in late December 2003. The operation of these rigs in 2004 contributed an additional $38.3 million in operating revenues during the nine months ended September 30, 2004. The favorable contribution by these jackup rigs was partially offset by lower utilization for our land rigs in Venezuela and a platform rig in Trinidad that completed its contract in the third quarter of 2003. The lower utilization for our land rigs in Venezuela resulted in a $7.4 million decrease in operating revenues for the nine months ended September 30, 2004, as compared to the same period in 2003. Our platform rig, which was operating in Trinidad until the third quarter of 2003, generated $7.4 million of operating revenues in the nine months ended September 30, 2003.

      Our revenues for the first nine months of 2004 included $21.9 million related to the operation of Delta Towing’s fleet of U.S. marine support vessels.

      Operating and Maintenance Expenses. Total operating and maintenance expenses increased $14.8 million, or 8%, in the first nine months of 2004, as compared to operating expenses of $178.6 million for the same period in 2003. A decrease in operating expenses for our U.S. Gulf of Mexico and Inland Barge segments was offset by higher operating expenses in our Other International segment, primarily as a result of the three additional jackup rigs working in international locations in 2004 and the inclusion of $16.4 million in operating expenses related to Delta Towing. The decrease in operating expenses for our domestic segments for the nine months ended September 30, 2004, as compared to the same period in 2003, is primarily due to the transfer of three jackup drilling rigs from the U.S. Gulf of Mexico to international locations, the absence of one-time charges related to a well-control incident and fire on two of our barge rigs and an insurance provision for damages sustained to the mat finger on one of our jackup rigs in 2003.

      Operating costs for our U.S. Gulf of Mexico segment declined $9.6 million, or 12%, in the first nine months of 2004, as compared to the same period in 2003, primarily due to the transfer of three of our jackup rigs to locations in Mexico and Venezuela in the fourth quarter of 2003 ($14.6 million) and an insurance provision in 2003 for damages sustained to one of our jackup rigs ($2.2 million). These favorable variances in operating costs were partly offset by higher costs for maintenance of our jackup rig fleet in the U.S. Gulf of

Mexico ($3.2 million), personal injury claims ($1.2 million), personnel-related charges for labor and health benefits claims ($2.2 million), and write-downs, net of recoveries, of accounts and other receivables ($0.5 million) in the first nine months of 2004, as compared to the comparable period in 2003.

      Operating and maintenance expenses for our U.S. Inland Barge segment were $63.2 million for the nine months ended September 30, 2004, as compared to $77.3 million for the same period in 2003. Our results for the first nine months of 2003 included one-time charges of $7.5 million and $3.5 million related to a June 2003 well-control incident and a September 2003 fire on two of our inland barge rigs, respectively. The further decrease in operating expenses for this segment in the first nine months of 2004, as compared to the comparable period in 2003, was primarily the result of lower personnel-related charges ($2.2 million) due primarily to lower labor and health benefits costs, lower write-downs of other receivables ($0.8 million) and lower other operating costs, including costs related to support vessels and other equipment rentals ($2.2 million). These favorable decreases were partly offset by $2.1 million in higher maintenance costs in the first nine months of 2004.

      Operating costs for our Other International segment for the first nine months of 2004 increased $22.1 million, as compared to the same period in 2003, primarily due to $19.8 million of additional operating expenses as a result of our jackup drilling operations in Mexico. Operating expenses in the first nine months of 2004 also included $10.3 million of costs related to the operation of THE 156 offshore Venezuela, partly offset by lower operating costs of $2.7 million as a result of lower utilization of our land rigs in Venezuela. Our results for this segment in the first nine months of 2003 included $5.3 million of additional operating costs related to our platform rig in Trinidad, which completed its contract in the third quarter of 2003.

      General and Administrative Expenses. General and administrative expenses were $26.6 million for the nine months ended September 30, 2004, as compared to $12.6 million for the comparable period in 2003. The $14.0 million increase in general and administrative expenses was due primarily to the inclusion of $9.3 million of stock compensation expense associated with post-IPO grants of stock options and restricted stock awards, $1.5 million in stock compensation expense related to the modification of Transocean stock options held by some of our employees, $3.0 million in general and administrative expenses for Delta Towing and $1.3 million in higher other overhead costs, primarily related to corporate insurance policies and professional fees. These unfavorable variances in general and administrative expenses in the first nine months of 2004, as compared to the same period in 2003, were partly offset by lower administrative charges of $1.1 million for the nine months ended September 30, 2004 under our transition services agreement with Transocean, which became effective in the third quarter of 2003. See “—Related Party Transactions— Allocation of Administrative Costs.”

      Impairment Loss on Long-Lived Assets. During the second quarter of 2003, we recorded a non-cash impairment charge of $10.6 million resulting from our decision to take five jackup rigs out of drilling service and market the rigs for alternative uses. We do not anticipate returning these rigs to drilling service, as we believe it would be cost prohibitive to do so. As a result of this decision, and in accordance with SFAS 144, the carrying value of these assets was adjusted to fair market value. The fair market value of these units as non-drilling rigs was based on third party valuations. Additionally in the second quarter of 2003, we recorded a $1.0 million non-cash impairment resulting from our determination that assets of entities in which we had an investment did not support our recorded investment. The impairment was determined and measured based upon the remaining book value of the assets and our assessment of the fair value at the time the decision was made. The entities were liquidated in early 2004.

      Gain on Disposal of Assets, Net. During the nine months ended September 30, 2004, we realized gains on disposal of assets of $5.4 million, primarily related to the sale of five marine support vessels by Delta Towing ($2.0 million), the settlement of an October 2000 insurance claim for one of our jackup rigs ($1.5 million), and sales and disposals of used drill pipe ($1.5 million). Net gains (losses) on disposal of assets were not significant in the first nine months of 2003.

      Interest Expense. Third party interest expense and interest expense-related party decreased $30.9 million in the nine months ended September 30, 2004, as compared to the same period in 2003, primarily due to lower debt balances owed to third parties and Transocean, partly offset by $0.9 million in bank commitment fees related to our $75 million line of credit entered into in December 2003. In 2003, we repaid $15.2 million of third party debt and, in conjunction with the transfer of the Transocean Assets, we retired $529.7 million in related party debt payable to Transocean. Additionally, prior to the closing of our IPO, we completed a debt-for-equity exchange of all our remaining outstanding related party debt payable to Transocean.

      Loss on Retirement of Debt. In conjunction with the retirement of debt held by Transocean in 2003, we recorded losses on retirement of related party debt for the nine months ended September 30, 2003 of $79.5 million. In the first quarter of 2004, we wrote off the remaining balance of unamortized fees of approximately $1.9 million associated with the exchange of Transocean debt for our outstanding senior notes in March 2002 due to the retirement of the debt in conjunction with the IPO. See “—Related Party Transactions— Long-Term Debt— Transocean.”

      Impairment of Investment in and Advance to Joint Venture. Based on cash flow projections and industry conditions, we recorded a $21.3 million impairment of our notes receivable from Delta Towing during the second quarter of 2003. See “—Relationships with Variable Interest Entities.”

      Other, Net. Other expense, net was $2.3 million for the nine months ended September 30, 2003, including a $2.4 million loss on revaluation of our local currency in Venezuela. In January 2003, Venezuela implemented foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. The exchange controls caused an artificially high value to be placed on the local currency. As a result, we recognized a loss on revaluation of the local currency into functional U.S. dollars during the second quarter of 2003. Other income, net was $1.3 million for the nine months ended September 30, 2004 and related primarily to a $0.7 million reduction of the excess reserve for revaluation of Venezuelan local currency due to a sustained decrease in the net carrying value of assets denominated in local currency in 2004 and other foreign currency translation gains recognized during the period.

      Income Tax Benefit. The income tax benefit of $13.4 million for the nine months ended September 30, 2004 reflects an effective tax rate (“ETR”) of 29.4%, as compared to $50.4 million for the comparable period in 2003, based on an ETR of 10.6%. The increased ETR is primarily the result of providing a valuation allowance on net operating losses generated in 2003. During the first nine months of 2003, we recorded a valuation allowance on net operating loss carry forwards and foreign tax credits generated during the period.

Years Ended December 31, 2003 and 2002

      Revenue. Total revenue increased $39.9 million, or 21%, during 2003 as compared to 2002. Overall average revenue per day and utilization increased slightly from $20,600 and 34%, respectively, in 2002 to $20,800 and 41%, respectively, in 2003. The increase in average revenue per day and utilization reflects improving market conditions in the U.S. Gulf of Mexico, as well as the addition of two of our jackup rigs which began operating offshore Mexico in late 2003 and a jackup rig that is currently working offshore Venezuela.

      Revenue for our U.S. Gulf of Mexico segment increased $35.5 million in 2003 as compared to 2002. Increased utilization for our jackup and submersible fleet for 2003 as compared to the prior year, increased revenue by $30.3 million. Additionally, we were able to achieve a slightly higher average revenue per day in this market segment in 2003, as compared to 2002, which resulted in an additional $6.9 million of operating revenues. This segment’s results for 2002 included $1.7 million relating to a jackup rig that was transferred to Transocean in the second quarter of 2002.

      Revenue for our U.S. Inland Barge segment decreased $3.3 million in 2003, as compared to 2002, primarily due to a lower average revenue per day earned by our fleet of barge rigs due to a continued softening in this market segment. The decrease in average revenue per day resulted in a $6.6 million decrease in revenue that was partly offset by an increase in revenue of $3.3 million due to increased utilization.

      The $7.7 million increase in revenue in 2003, as compared to 2002, for our Other International segment includes $3.5 million of revenue related to our two jackup rigs which began working offshore Mexico in late 2003 under long-term contracts and the effect of slightly higher utilization of our Venezuela rigs ($7.3 million), including the newly upgraded THE 156 which began operating under a 120-day contract with ConocoPhillips in late December 2003. These favorable variances were partly offset by the effect of lower average revenues per day earned by our Venezuela land rigs, which resulted in a $2.4 million decrease in revenues. Revenues attributable to our Trinidad rigs remained unchanged between the periods.

      Operating and Maintenance Expenses. Operating and maintenance expenses increased $41.7 million, or 22%, in 2003, as compared to 2002. Operating expenses in 2003 increased approximately $31 million associated with an increase in overall average utilization and client reimbursable costs. Operating costs for 2003 also included one-time charges relating to a well-control incident and fire on two of our inland barges ($11.0 million), a write-down of other receivables ($3.6 million) and an insurance provision for damages sustained to the mat finger on jackup rig THE 207 ($2.3 million). These increased costs were partially offset by a decrease in the provision for doubtful accounts ($1.7 million) in 2003 as a result of the collection of amounts previously reserved, reduced expense relating to our insurance program in 2003 compared to 2002 ($2.9 million), lower expenses ($1.5 million) resulting from the transfer of a jackup rig to Transocean during the second quarter of 2002, and lower maintenance expenses related to our Trinidad operations.

      General and Administrative Expense. General and administrative expense decreased $12.6 million in 2003, as compared to 2002. This decrease in general and administrative expense was primarily attributable to lower allocations and charges from Transocean in 2003 for support provided related to the Transocean Assets ($8.3 million) since these assets had been sold or transferred prior to June 30, 2003 and a decrease in severance-related costs, other restructuring charges and compensation-related expenses incurred in 2002 ($4.4 million), with no comparable activity in 2003, associated with the late 2002 closure of our administrative office and warehouse in Louisiana and relocation of most of the operations and administrative functions to Houston, Texas. See “—Restructuring Charge.” Additionally, during 2002, we incurred $1.8 million of costs in connection with the exchange of our notes for Transocean Assets as more fully described in Note 6 of our consolidated financial statements for the year ended December 31, 2003. Partly offsetting these cost decreases were increased costs in 2003 related to the hiring of additional Houston-based staff to perform managerial and other administrative functions in connection with our anticipated separation from Transocean.

      Impairment Loss on Long-Lived Assets. During 2003, we recorded a non-cash impairment charge of $10.6 million resulting from our decision to take five jackup rigs out of drilling service and market the rigs for alternative uses. We do not anticipate returning these rigs to drilling service, as we believe it would be cost prohibitive to do so. As a result of this decision, and in accordance with SFAS 144, the carrying value of these assets was adjusted to fair market value. The fair market value of these units as non-drilling rigs was based on third party valuations. Additionally in 2003, we recorded a $1.0 million non-cash impairment resulting from our determination that assets of entities in which we have an investment did not support our recorded investment. The impairment was determined and measured based upon the remaining book value of the assets and our assessment of the fair value at the time the decision was made. These entities are currently in the process of being liquidated, and, in December 2003, we received $0.3 million in proceeds from certain assets sold by these entities, which was recorded as a reduction to the impairment charge.

      In 2002, we recorded non-cash impairment charges of $1.1 million relating to an asset held for sale. The impairment resulted from deterioration in market conditions and was determined and measured based on an estimate of fair market value derived from an offer from a potential buyer. In 2002, we also recorded non-cash impairment charges totaling $16.4 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management’s assessment that the assets no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying value of these assets was adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market value of the assets was based on third party valuations.

      Impairment Loss on Goodwill. As a result of our adoption of SFAS 142, as of January 1, 2002, goodwill is no longer amortized but reviewed at least annually for impairment. During the fourth quarter of 2002, we completed our annual impairment test and recognized a non-cash impairment of our remaining goodwill balance of $381.9 million. As of December 31, 2002, we had no goodwill balance. See Note 2 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

      Equity in Loss of Joint Ventures. In 2003, we recognized $6.5 million in equity losses related to our 25% ownership interest in Delta Towing as compared to equity losses of $3.2 million in 2002. The results for Delta Towing continue to be impacted by the downturn in the Gulf of Mexico oil and gas exploration and production market and related downturn in the energy services market, including the marine support vessel business, which has been slower to recover than other types of service providers. In addition, our 2003 results for Delta Towing include our share of a $2.5 million non-cash impairment charge on the carrying value of idle equipment recorded in the first quarter of 2003 and a December 2003 non-cash impairment charge of $1.9 million as a result of Delta Towing’s annual test of impairment of long-lived assets. See “—Relationships with Variable Interest Entities.”

      Our 2002 results reflect $0.5 million in earnings attributable to our other investments in unconsolidated affiliates, which were written off in 2003.

      Interest Income. Interest income decreased $32.7 million in 2003 as compared to 2002. Our 2002 results included $27.0 million of interest income related to our notes receivable from Transocean, which was repaid by Transocean in December 2002. In addition, we have previously recorded interest income related to our notes receivable from Delta Towing; however, in the second half of 2003 we established a reserve on interest earned on our notes receivable due to Delta Towing’s continued default on the notes. Interest income related to our notes receivable from Delta Towing decreased $3.3 million in 2003 as compared to 2002 as a result of this reserve. See “—Relationships with Variable Interest Entities” for a discussion of the effects of FIN 46 on our investment in Delta Towing.

      Interest Expense. The $55.6 million decrease in third party interest expense and interest expense-related party in 2003, as compared to 2002, is attributable to lower debt balances owed to third parties and Transocean. In 2003, we repaid $15.2 million of debt and, in conjunction with the transfer of the Transocean Assets, we retired $529.7 million in related party debt to Transocean during 2003.

      Loss on Retirement of Debt. In conjunction with the retirement of debt held by Transocean, we recorded a $79.5 million and $18.8 million loss on retirement of related party debt in 2003 and 2002, respectively. For a further discussion of these retirements, see “—Related Party Transactions” and Note 6 to our consolidated financial statements for the year ended December 31, 2003.

      Income Tax Benefit. The $24.5 million decrease in the income tax benefit for 2003 as compared to 2002 is the result of valuation allowances recorded on net operating loss carryforwards and foreign tax credits in 2003.

Years Ended December 31, 2002 and 2001

      Revenue. Total revenue decreased $301.7 million, or 62%, during 2002 as compared to 2001 due primarily to the further weakening in 2002 of the U.S. Gulf of Mexico shallow and inland water market sector, a decline that began in mid-2001. Overall average revenue per day and utilization decreased from $27,000 and 64%, respectively, in 2001 to $20,600 and 34%, respectively, in 2002. Also, contributing to this decrease is the absence of revenue attributable to three jackup rigs that were transferred to Transocean in late 2001 as further discussed in “—Related Party Transactions.”

      Revenue for our U.S. Gulf of Mexico segment decreased $178.9 million in 2002, as compared to 2001, due to decreased utilization and average revenue per day for our jackup and submersible fleet as compared to the prior year, which resulted in a $103.7 million and $47.4 million decrease in revenues, respectively. This segment’s decrease in revenue for 2002 also reflects the effect of transferring three jackup rigs to Transocean in late 2001 and in the second quarter of 2002 ($27.8 million).

      Revenue for our U.S. Inland Barge segment decreased $85.4 million in 2002, as compared to 2001, primarily due to both a lower average revenue per day earned by our fleet of barge rigs and a 27% decrease in utilization as a result of the continued weakening in this market segment. The decrease in utilization resulted in a $73.9 million decrease in revenue in 2002 compared to 2001 and the lower average revenue per day resulted in a $11.5 million decrease in revenue in 2002 compared to 2001.

      Revenue for our Other International segment decreased $37.4 million, or 52%, in 2002, as compared to 2001, primarily due to the stacking of idle rigs in response to weakened market conditions and an increasingly unstable political environment in Venezuela ($31.9 million). The decline in revenue for our Other International segment also reflects the stacking of a rig in Mexico ($3.5 million). Only our Trinidad operations reflected an increase in revenue ($2.4 million) in 2002, as compared to 2001, due to the award of a three-year contract for our jackup rig.

      Operating and Maintenance Expenses. Operating and maintenance expenses decreased $107.5 million, or 37%, in 2002, as compared to 2001, primarily as a result of the stacking of idle rigs ($74.1 million) in response to weakening market conditions in the U.S. Gulf of Mexico jackup and inland barge markets. Our transfer of three jackup rigs to Transocean in late 2001 and in the second quarter of 2002 ($17.6 million) also contributed to the decrease in operating and maintenance expenses in 2002 compared to 2001.

      General and Administrative Expense. General and administrative expense decreased $51.3 million in 2002, as compared to 2001. This $51.3 million decrease in general and administrative expense is primarily attributable to expenses incurred in connection with the closing of our merger transaction with Transocean in January 2001 of approximately $58 million with no comparable expenses in 2002. The January 2001 expenses included an investment advisory fee, termination benefits to seven employees in accordance with employment contracts and an additional expense due to the acceleration of vesting of certain stock options and unearned compensation of restricted stock grants previously awarded to certain employees. General and administrative expense in 2001 also included a reduction in unemployment tax expense related to a claim settlement. General and administrative expense in 2002 included severance-related costs, other restructuring charges and compensation-related expenses ($4.4 million) associated with the 2002 closure of our administrative office and warehouse in Louisiana and relocation of most of the operations and administrative functions to Houston, Texas (see “—Restructuring Charge”) and $1.8 million of costs in connection with the exchange of our notes for Transocean notes as more fully described in Note 6 of our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

      Depreciation Expense. Depreciation expense decreased $10.9 million in 2002, as compared to 2001. This decrease is primarily the result of depreciation on rigs sold, scrapped or classified as held for sale from late 2001 and during 2002 ($3.2 million), the transfer of three rigs to Transocean in late 2001 and in mid-2002 ($12.7 million) and the contribution of our marine support vessel business to Delta Towing ($0.8 million), partially offset by increased expense as a result of conforming estimated rig lives and salvage values to Transocean’s policies ($3.4 million) subsequent to the merger.

      Impairment Loss on Long-Lived Assets. During 2002, we recorded non-cash impairment charges of $16.4 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management’s assessment that these assets no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying value of these assets was adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market values were based on third party valuations. We also recorded non-cash impairment charges of $1.1 million in 2002 relating to an asset held for sale. The impairment resulted from deterioration in market conditions and was determined and measured based on an offer from a potential buyer. During 2001, we recorded non-cash impairment charges of $64.0 million related to the contribution of our marine support vessel business to Delta Towing. We also recorded a non-cash impairment charge related to an asset held and used of $1.1 million as a result of deterioration in market conditions.

      Impairment Loss on Goodwill. As a result of our adoption of SFAS 142 as of January 1, 2002, goodwill is no longer amortized but reviewed at least annually for impairment. During the fourth quarter of 2002, we completed our annual impairment test and recognized a non-cash impairment of our remaining goodwill balance of $381.9 million. As of December 31, 2002, we had no goodwill balance. See Note 2 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

      Interest Income. Interest income increased $13.9 million in 2002, as compared to 2001, primarily due to interest earned on our notes receivable from Transocean ($10.6 million) and interest earned on our notes from

Delta Towing ($6.6 million). The increase in interest income-related party was partially offset by lower interest earned due to lower cash balances available for investment in 2002 as compared to 2001.

      Interest Expense. Interest expense, net of amounts capitalized, decreased $42.7 million in 2002, as compared to 2001. Third party interest expense decreased $85.6 million due to the early retirement of debt in 2001 and the exchange by Transocean of third party debt for notes issued by Transocean, partially offset by an increase in interest expense in 2002 due to the absence of capitalized interest associated with the construction of Transocean newbuild deepwater rigs in 2001. The increase in related party interest expense of $42.9 million is the result of interest earned on the exchanged notes and additional interest on the two-year revolver with Transocean, partially offset by a decrease in interest expense from the early retirement of debt in 2001.

      Loss on Retirement of Debt. In conjunction with the retirement of debt held by Transocean, we recorded losses of $18.8 million and $27.5 million on retirement of related party debt in 2002 and 2001, respectively. For a further discussion of these retirements, see “—Related Party Transactions” and Note 6 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

      Income Tax Benefit. The amount of tax benefit recognized is primarily dependent on the loss realized and the valuation of operating loss carryforwards during the period. The $19.6 million increase in the income tax benefit recognized in 2002, as compared to 2001, is primarily attributable to the inclusion of a larger amount of expenses not deductible for tax purposes than the 2001 period such as the impairment charge to goodwill in 2002, partially offset by goodwill amortization expense in 2001.

Discontinued Operations

      In July 2002, Transocean announced plans to divest its Shallow Water business through an initial public offering of TODCO common stock. During 2003, we completed the transfer to Transocean of the Transocean Assets, including all revenue-producing Transocean Assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in our historical financial statements. See Note 23 to our consolidated financial statements for the year ended December 31, 2003 and Note 15 to our condensed consolidated financial statements for the period ended September 30, 2004, for a discussion of discontinued operations. See “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean,” “Certain Relationships and Related Party Transactions— Relationships Between Us and Transocean— Master Separation Agreement— TODCO Business,” and “Certain Relationships and Related Party Transactions— Relationships Between Us and Transocean— Master Separation Agreement— Transfer of Assets and Assignment of Liabilities” for a description of the separation of our respective businesses.

Restructuring Charge

      In September 2002, we committed to a restructuring plan to consolidate some functions and offices. The plan resulted in the closure of an administrative office and warehouse in Louisiana and relocation of most of the operations and administrative functions previously conducted at that location to Houston, Texas. We established a liability of $1.2 million for the estimated severance-related costs associated with the involuntary termination of 57 employees pursuant to this plan. The charge was reported as operating and maintenance expense in our consolidated statements of operations for the year ended December 31, 2002. As of December 31, 2003, substantially all severance-related costs had been paid. We do not currently expect other significant restructuring plans in the near term.

Cumulative Effect of a Change in Accounting Principle

      As a result of our adoption of FIN 46 as of December 31, 2003, we recognized a $0.8 million gain as a cumulative effect of a change in accounting principle related to our consolidation of Delta Towing. See “—Relationships with Variable Interest Entities.”

      During the year ended December 31, 2002, we recognized a non-cash impairment charge to goodwill of $1,363.7 million as a cumulative effect of a change in accounting principle related to the implementation of SFAS 142. Additionally, due to a general decline in market conditions and other factors, we recorded a

$3,153.3 million impairment charge to goodwill related to our discontinued operations as a cumulative effect of a change in accounting principle. For a discussion of changes in accounting principle, see Note 2 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

Financial Condition

      At September 30, 2004 and December 31, 2003, we had total assets of $750.7 million and $778.2 million, respectively. The $27.5 million decrease in assets during the first nine months of 2004 is primarily attributable to normal depreciation of $72.0 million, $2.7 million in net amortization of deferred preparation and mobilization costs, the write-off of $1.9 million in unamortized consent fees associated with the Transocean debt exchange offers and other net decreases in assets of $0.9 million. These decreases in assets were partly offset by $5.9 million in deferred income tax assets recognized in the first nine months of 2004, a $10.3 million increase in amounts receivable from Transocean in recognition of the post-IPO business and tax indemnities, and $33.8 million in higher cash and cash equivalents. See “—Liquidity and Capital Resources.”

      At December 31, 2003 and December 31, 2002, we had total assets of $778.2 million and $2,227.2 million, respectively. The $1,449.0 million decrease in assets in 2003, as compared to 2002, is primarily attributable to the distribution and sale of Transocean Assets ($891.5 million) (see “Certain Relationships and Related Party Transactions—Asset Transfers to Transocean”) and the transfer of $103.9 million in cash in connection with the distribution of some of our subsidiaries to Transocean. The remaining decrease in assets is primarily attributable to normal depreciation of $92.2 million and a $344.8 million decrease in amounts receivable from Transocean.

      Total assets by business segment were as follows for the periods indicated below:

		December 31,
	September 30,
	2004	2003	2002	2001

U.S. Gulf of Mexico Segment	$302.5	$334.6	$447.8	$508.1
U.S. Inland Barge Segment	161.1	170.4	210.6	240.4
Other International Segment	159.0	171.3	103.3	155.1
Delta Towing Segment	50.7	63.5	—	—
Corporate and Other(a)	77.4	38.4	1,465.5	7,935.2

Total assets	$750.7	$778.2	$2,227.2	$8,838.8

(a)	Includes assets related to discontinued operations of $0, $0.1 million, $995.9 million and $5,446.9 million at September 30, 2004 and December 31, 2003, 2002 and 2001, respectively.

     Working capital at September 30, 2004 was $54.9 million, as compared to a working capital deficit of $2.6 million at December 31, 2003. The increase in working capital during the nine months ended September 30, 2004 is primarily attributable to our operating results for the year-to-date period in 2004, combined with the effect of lower cash interest payments as the result of the retirement of debt in 2003 and the pre-IPO debt-for-equity exchanges with Transocean.

Liquidity and Capital Resources

Sources and Use of Cash

      The following discussion relates to our historical sources and uses of cash, which includes components from both continuing operations and discontinued operations.

      Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003. Net cash provided by operating activities was $30.9 million for the nine months ended September 30, 2004, as compared to $94.6 million for the same period in 2003. The $63.7 million decrease in net cash provided by operating activities is primarily attributable to lower adjustments to reconcile net loss as reported to net cash used in operating activities and less cash provided by changes in operating assets and liabilities, partly offset by a lower reported net loss in the first nine months of 2004 as compared to the same period of 2003. We reported a $226.5 million lower net loss in the first nine months of 2004, as compared to the first nine months of 2003, primarily due to the absence of net losses attributable to the Transocean Assets ($65.0 million) which were transferred to Transocean during 2003, a lower operating loss from continuing operations, lower net interest expense ($30.9 million) and lower other non-cash charges in the first nine months of 2004. Total non-cash adjustments decreased $83.9 million for the nine months ended September 30, 2004, as compared to the first nine months of 2003, primarily related to depreciation ($7.6 million), gain on disposal of assets ($14.8 million), loss on retirement of debt and impairment losses on long-lived assets and our investment in and advances to Delta Towing ($98.9 million). Non-cash adjustments for the first nine months of 2004 also included favorable adjustments of $19.7 million for deferred income taxes, $10.8 million related to stock-based compensation expense associated with our post-IPO stock option grants and restricted stock awards, as well as the modification of the Transocean stock options held by TODCO employees, and $7.3 million for deferred revenue. Cash provided by changes in operating assets and liabilities, net of effect of distributions to affiliates, was $2.9 million for the first nine months of 2004 as compared to $209.2 million for the same period in 2003. The $206.3 million decrease in cash provided by changes in operating assets and liabilities is primarily the result of the transfer of the Transocean Assets to Transocean and the related settlement of outstanding balances with Transocean.

      Net cash provided by investing activities amounted to $3.2 million for the first nine months of 2004 compared to $67.2 million for the same period in 2003. The $64.0 million decrease in net cash provided by investing activities relates primarily to the sales of the Transocean Assets to Transocean which were completed by the end of the second quarter of 2003.

      Net cash used in financing activities amounted to $0.3 million for the first nine months of 2004, as compared to $235.0 million for the same period in 2003. Financing activities for the 2004 period included $0.7 million in net short-term borrowings under our Venezuela line of credit, offset by $1.0 million in net retirements of capital lease obligations. Cash used in financing activities in the first nine months of 2003 included $103.9 million in cash balances transferred to Transocean in connection with the sale and distribution of subsidiaries to Transocean, the net repayment of long-term advances from Transocean of $54.0 million and $78.8 million in repayments of other debt. See “—Related Party Transactions.”

      2003 Compared to 2002. Net cash provided by operating activities was $103.1 million for year ended December 31, 2003 compared to $14.1 million for the same period in 2002. The $89.0 million increase is primarily related to a $754.2 million greater loss before cumulative effect of a change in accounting principle for the year ended December 31, 2002, as compared to the same period in 2003, a $60.7 million greater non-cash loss from the retirement of debt in 2003, as compared to 2002, a $21.3 million non-cash impairment charge of our investment in and advance to Delta Towing recorded in June 2003, and a $21.6 million decrease in deferred income tax benefits in 2003, as compared to 2002. These increases in net cash provided by operating activities are partially offset by a $932.2 million impairment loss on goodwill in 2002, $44.1 million of greater impairment losses on other long-lived assets recorded in 2002, as compared to 2003, and $66.8 million lower depreciation expense in 2003, as compared to 2002. Cash provided by changes in operating assets and liabilities, net of effect of distributions to affiliates, was $224.0 million for the year ended December 31, 2003 as compared to a usage of $(50.4) million for the same period in 2002. The $274.4 million increase in cash provided by changes in operating assets and liabilities is primarily due to lower activity with related parties, the settlement of outstanding balances with Transocean and the working capital effect of reduced operating levels in 2003 as compared to 2002, as a result of the transfer of the Transocean Assets to Transocean.

      Net cash provided by investing activities amounted to $59.5 million for the year ended December 31, 2003 compared to $555.8 million for the same period in 2002. The $496.3 million decrease in net cash provided by investing activities relates primarily to the $518.0 million repayment by Transocean of notes receivable by us in December 2002, partly offset by $21.6 million higher proceeds from the disposal of assets as a result of the sale of some of the Transocean Assets to Transocean in 2003 as compared to 2002.

      Net cash used in financing activities amounted to $245.5 million for the year ended December 31, 2003, compared to $535.5 million for the same period in 2002. The $290.0 million decrease in net cash used in financing activities in 2003 compared to 2002 is primarily due to the 2002 repayment of $529.2 million of debt payable to Transocean and $8.3 million in consent payments made in connection with the exchange offer for our senior notes. These decreases in cash used in financing activities was partly offset by a $93.5 million increase in cash balances transferred to Transocean in connection with the sale and distribution of subsidiaries to Transocean in 2003, higher net repayment of long-term advances from Transocean of $101.3 million in 2003 compared to 2002 and $50.5 million higher repayments of other debt in 2003 compared to 2002. See “—Related Party Transactions.”

      2002 Compared to 2001. Net cash provided by operating activities amounted to $14.1 million for the year ended December 31, 2002 compared to $63.0 million for the same period in 2001. The $48.9 million decrease in net cash provided by operating activities is primarily related to a $797.8 million greater loss before cumulative effect of a change in accounting principle and $186.4 million lower depreciation and amortization for the year ended December 31, 2002, as a result of the transfer to Transocean of Transocean Assets in the second half of 2002 and the write-off of goodwill in 2002. Additionally, other non-cash adjustments to net income related to deferred taxes, gain on disposal of assets, impairment losses on long-lived assets, equity in losses of joint ventures and other deferred items were $87.0 million lower in 2002 as compared to 2001, which further decreased net cash provided by operating activities. These decreases were partially offset by a $932.2 million non-cash impairment loss on goodwill recognized in 2002 and an $89.5 million increase in cash provided by changes in operating assets and liabilities, net of effect of distributions to affiliates for the year ended December 31, 2002.

      Net cash provided by investing activities amounted to $555.8 million for the year ended December 31, 2002 compared to a use of $79.4 million for the same period in 2001 primarily as a result of $518.0 million in proceeds from settlement of notes receivable with Transocean, coupled with significantly lower capital expenditures due to the completion of the Transocean rig expansion program in 2001.

      Net cash used in financing activities amounted to $535.5 million for the year ended December 31, 2002 compared to a use of $273.1 million for the same period in 2001 primarily as a result of $529.2 million in repayments of debt to Transocean. See “—Related Party Transactions.” During the year ended December 31, 2001, we made $1.5 billion of early repayments of debt instruments, partially offset by proceeds from long-term advances from Transocean of $1.2 billion in 2001 to finance the early repayment of debt. We also made net repayments of our debt of $38.6 million during 2002 compared to $35.9 million in 2001. During the year ended December 31, 2002, we paid $8.3 million in financing costs related to the exchange of our notes for Transocean notes.

Sources of Liquidity and Capital Expenditures

      Our cash flows from operations and asset sales were our primary sources of liquidity for the nine months ended September 30, 2004. Asset sales and our existing cash balances were our primary sources of liquidity for the year ended December 31, 2003. Our primary sources of liquidity for the year ended December 31, 2002 were our cash flows from operations, asset sales, repayment of notes receivable from Transocean and proceeds from long-term debt with related party.

      For the nine months ended September 30, 2004, our primary uses of cash were capital expenditures of $8.3 million related to upgrades and replacements of equipment and the retirement of amounts owed under capital lease obligations. Primary uses of cash for the year ended December 31, 2003 were debt repayments, including amounts due to Transocean, the transfer of cash balances in conjunction with the sale or distribution of Transocean Assets to Transocean and capital expenditures of $16.1 million for upgrades and replacements of equipment. Primary uses of cash for the year ended December 31, 2002 were capital expenditures of $17.7 million related to upgrades and replacement of equipment and debt repayments. At September 30, 2004, we had $53.8 million in cash and cash equivalents.

      During 2002 and until April 6, 2003, we had access to a $1.8 billion revolving line of credit with Transocean of which $100.0 million was outstanding at December 31, 2002. At expiration, on April 6, 2003, the approximately $81.2 million then outstanding under this line of credit was converted to a two year, 2.76% fixed rate note to Transocean that was subsequently cancelled in connection with the transfer of some of the Transocean Assets to Transocean.

      We anticipate that we will rely primarily on internally generated cash flows to maintain liquidity. From time to time, we may also make use of our revolving line of credit for cash liquidity. In December 2003, we entered into a two-year $75 million floating-rate secured revolving credit facility that will decline to $60 million in December 2004.

      The facility is secured by most of our drilling rigs, our receivables, and the stock of most of our U.S. subsidiaries and is guaranteed by some of our subsidiaries. Borrowings under the facility bear interest at our option at either (1) the higher of (A) the prime rate and (B) the federal funds rate plus 0.5%, plus a margin in either case of 2.50% or (2) the Eurodollar rate plus a margin of 3.50%. Commitment fees on the unused portion of the facility are 1.50% of the average daily balance and are payable quarterly. Borrowings and letters of credit issued under the facility are limited by a borrowing base equal to the lesser of (A) 20% of the orderly liquidated value of the drilling rigs securing the facility, as determined from time to time by a third party selected by the agent under the facility, and (B) the sum of 10% of the orderly liquidated value of the drilling rigs securing the facility plus 80% of the U.S. accounts receivable outstanding less than 90 days, net of any provision for bad debt associated with such U.S. accounts receivable.

      Financial covenants include maintenance of the following:

•	a ratio of (1) current assets plus unused availability under the facility to (2) current liabilities (excluding specified subordinated liabilities owed to Transocean) of at least 1.2 to 1,

•	a ratio of total debt to total capitalization of not more than 20% (excluding specified subordinated liabilities owed to Transocean from debt but including those liabilities in total capitalization),

•	tangible net worth plus specified subordinated liabilities owed to Transocean of not less than the sum of (1) $425 million plus (2) to the extent positive, 50% of net income after December 31, 2003,

•	a ratio of (1) the orderly liquidation value of the drilling rigs securing the facility to (2) the amount of borrowings and letters of credit outstanding under the facility of not less than 3 to 1, and

•	in the event liquidity (defined as working capital (excluding specified subordinated liabilities owed to Transocean) plus availability under the facility) is less than $25 million, a ratio of (1) EBITDA minus capital expenditures during the preceding 12 fiscal months to (2) interest expense (excluding interest on specified subordinated debt owed to Transocean) during such period of not less than 2 to 1.

      The revolving credit facility provides, among other things, for the issuance of letters of credit that we may utilize to guarantee our performance under some drilling contracts, as well as insurance, tax and other obligations in various jurisdictions. The facility also provides for customary fees and expense reimbursements and includes other covenants (including limitations on the incurrence of debt, mergers and other fundamental changes, asset sales and dividends) and events of default (including a change of control) that are customary for similar secured non-investment grade facilities.

      In the third quarter of 2004, we entered into an unsecured line of credit with a bank in Venezuela that provides for a maximum of 4.5 billion Venezuela Bolivars ($2.3 million U.S. dollars at the current exchange rate at September 30, 2004) in order to establish a source of local currency to meet our current obligations in Venezuela Bolivars. Each draw on the line of credit is denominated in Venezuela Bolivars and is evidenced by a 30-day promissory note that bears interest at the then market rate as designated by the bank. The promissory notes are pre-payable at any time; however, if not repaid within 30 days, the promissory notes automatically renew for an additional 30-day period at the then designated interest rate. There are no commitment fees payable on the unused portion of the line of credit, and the facility is terminable at will by the bank.

      At September 30, 2004, we had $0.7 million (1.4 billion Venezuela Bolivars) in borrowings outstanding with respect to the line of credit, which bears interest at 17% per annum.

      We expect capital expenditures to be approximately $14 million in 2004, primarily for rig refurbishments and the purchase of capital equipment. The timing and amounts we actually spend in connection with our plans to upgrade and refurbish other selected rigs, including rigs requiring substantial refurbishment, is subject to our discretion and will depend on our view of market conditions and our cash flows. We would expect capital expenditures to increase as market conditions improve. Our rigs requiring substantial refurbishment to be ready for service are noted in the tables in “Business—Drilling Rig Fleet.” From time to time we may review possible acquisitions of drilling rigs or businesses, joint ventures, mergers or other business combinations and may in the future make significant capital commitments for such purposes. Any such transactions could involve the issuance of a substantial number of additional shares or other securities or the payment by us of a substantial amount of cash. We would likely fund the cash portion, if any, of such transactions through cash balances on hand, the incurrence of additional debt, sales of assets, shares or other securities or a combination thereof. In addition, from time to time we may consider possible dispositions of drilling rigs. Our ability to fund capital expenditures would be adversely affected if conditions deteriorate in our business, we experience poor results in our operations or we fail to meet covenants under the revolving credit facility described above.

      We anticipate that our available funds, together with our cash generated from operations and amounts that we may borrow, will be sufficient to fund our required capital expenditures, working capital and debt service requirements for the foreseeable future. Future cash flows and the availability of outside funding sources, however, are subject to a number of uncertainties, especially the condition of the oil and natural gas industry. Accordingly, these resources may not be available or sufficient to fund our cash requirements.

      As of September 30, 2004, our scheduled debt maturities and other contractual obligations are presented in the table below with debt obligations presented at face value:

		For the Twelve
		Month Periods
		Ending September 30,

			2006	2008
			to	to
	Total	2005	2007	2009	Thereafter

	(In millions)
Contractual Obligations
Debt	$23.6	$7.7	$—	$12.4	$3.5
Debt—Related Party	3.0	3.0	—	—	—
Operating Leases	4.8	1.5	1.9	0.8	0.6
Accrued Income Taxes—Related Party	1.3	1.3	—	—	—
Other	1.5	1.2	0.3	—	—

Total Contractual Obligations	$34.2	$14.7	$2.2	$13.2	$4.1

      Prior to our IPO in February 2004, we exchanged $488.1 million principal amount of our outstanding senior note obligations payable to Transocean for shares of our Class B common stock. See “—Related Party Transactions— Long-Term Debt— Transocean.”

      At September 30, 2004, we had other commitments that we are contractually obligated to fulfill with cash should the obligations be called. These obligations represent surety bonds that guarantee our performance as it relates to our drilling contracts, insurance, tax and other obligations in various jurisdictions. These obligations could be called at any time prior to their expiration dates. The obligations that are the subject of these surety bonds are geographically concentrated in the United States and Mexico.

		For the Twelve
		Month Periods
		Ending September 30,

			2006	2008
			to	to
	Total	2005	2007	2009	Thereafter

	(In millions)
Other Commercial Commitments
Surety Bonds(a)	$12.3	$0.4	$3.3	$8.6	$—

(a)	Relates to bonds issued primarily in connection with our contracts with PEMEX. These bonds have been issued under a Transocean facility. Our master separation agreement with Transocean requires us to use our reasonable best efforts to replace this facility with our own and to indemnify Transocean for any claims related to the bonds. Transocean has agreed to leave this facility in place through the completion of this offering. After completion of this offering we will be required to obtain a replacement facility.

Derivative Instruments

      We have established policies and procedures for derivative instruments that have been approved by our board of directors. These policies and procedures provide for the prior approval of derivative instruments by our Chief Financial Officer and periodic review by the Audit Committee of our board of directors. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in foreign exchange rates and interest rates. We do not plan to enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

      Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as accumulated other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At September 30, 2004, we did not have any outstanding foreign exchange derivative instruments.

      From time to time, we may use interest rate swaps to manage the effect of interest rate changes on future income. Interest rate swaps would be designated as a hedge of underlying future interest payments and would not be used for speculative purposes. The interest rate differential to be received or paid under the swaps is recognized over the lives of the swaps as an adjustment to interest expense. If an interest rate swap is terminated, the gain or loss is amortized over the life of the underlying debt. At September 30, 2004, we did not have any outstanding interest rate swaps.

Relationships with Variable Interest Entities

      We own a 25% equity interest in Delta Towing, which was formed to own and operate our U.S. marine support vessel business consisting primarily of shallow water tugs, crewboats and utility barges. We contributed this business to Delta Towing in return for a 25% ownership interest and secured notes issued by Delta Towing with a face value of $144.0 million. No value was assigned to the ownership interest in Delta Towing. The note agreement was subsequently amended to provide for a $4.0 million, three-year revolving credit facility which has since been cancelled. Delta Towing’s property and equipment, with a net book value of $41.6 million at September 30, 2004, are collateral for our notes receivable from Delta Towing. The remaining 75% ownership interest is held by Beta Marine Services, L.L.C. (“Beta Marine”), which also loaned Delta Towing $3.0 million. See “—Related Party Transactions—Long-Term Debt—Beta Marine.”

      As a result of restrictions on the ownership or operation of vessels involved in the coastwise trade by non-U.S. citizens, our ability to take ownership of the assets owned by Delta Towing in connection with its default under its notes issued to us may be restricted because Transocean, a company organized under the laws of the Cayman Islands, currently owns and will own a significant portion of our common stock.

      As a result of its issuance of notes to us, Delta Towing is highly leveraged. In January 2003, Delta Towing defaulted on the notes by failing to make its scheduled quarterly interest payments and remains in default as a result of its continued failure to make its quarterly interest payments, as well as a scheduled principal repayment due in January 2004. As a result of our continued evaluation of the collectibility of the notes, we recorded a $21.3 million impairment of the notes in June 2003 based on Delta Towing’s discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing’s business outlook. As permitted by the notes in the event of default, we began offsetting a portion of the amount owed by us to Delta Towing against the interest due under the notes. Additionally, in the third quarter of 2003, we established a $1.6 million reserve for interest income earned during the quarter on the notes receivable.

      In January 2003, the FASB issued FIN 46 which requires that an enterprise consolidate a variable interest entity (“VIE”) if the enterprise has a variable interest that will absorb a majority of the entity’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of ownership, contractual or other financial interests in the entity, if such loss or residual return occurs. If one enterprise absorbs a majority of a VIE’s expected losses and another enterprise receives a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the expected losses is required to consolidate the VIE and will be deemed the primary beneficiary for accounting purposes.

      Under FIN 46, Delta Towing is considered a VIE because its equity is not sufficient to absorb the joint venture’s expected future losses. TODCO is deemed to be the primary beneficiary of Delta Towing for accounting purposes because we have the largest percentage of investment at risk through the secured notes held by us and would thereby absorb the majority of the expected losses of Delta Towing. We have consolidated Delta Towing as of December 31, 2003. As of December 31, 2003, the consolidation of Delta Towing resulted in an increase in our net assets, and a corresponding gain of, $0.8 million, which was presented as a cumulative effect of a change in accounting principle in our 2003 consolidated statement of operations.

      As of September 30, 2004 and December 31, 2003, we have eliminated in consolidation all intercompany account balances with Delta Towing as a result of the adoption of FIN 46, as well as the elimination of all intercompany transactions during the nine months ended September 30, 2004.

      Prior to December 31, 2003, we accounted for our investment in Delta Towing under the equity method and recorded $2.6 million in equity losses for the nine months ended September 30, 2003, as a reduction in the carrying value of Delta Towing’s notes receivable held by us. In addition, during the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2003, we earned interest income of $6.6 million, $3.3 million and $3.3 million, respectively, on interest-bearing debt due from Delta Towing.

      In 2001, Delta Towing paid approximately $1.1 million in principal payments on the notes from net proceeds on assets sold during the year. During the years ended December 31, 2003 and 2002, Delta Towing paid approximately $1.8 million and $0.1 million, respectively, on the Delta Towing Revolver (as defined in Note 18 to the consolidated financial statements for the year ended December 31, 2003).

      During the years ended December 31, 2003, 2002 and 2001, our equity in losses of Delta Towing reduced the carrying value of the notes by $6.6 million, $3.2 million and $0.9 million, respectively.

      As part of the formation of the joint venture on January 31, 2001, we entered into a charter arrangement with Delta Towing under which we committed to charter for a period of 2.5 years from date of delivery 10 crewboats then under construction, all of which were in service as of September 30, 2004. We also entered into an alliance agreement with Delta Towing under which we agreed to treat Delta Towing as a preferred supplier for the provision of marine support services. During the year ended December 31, 2003 and the nine months ended September 30, 2003, we incurred charges totaling $11.7 million and $9.2 million, respectively, from Delta Towing for services rendered which were reflected in operating and maintenance— related party expense. During the year ended December 31, 2002, we incurred charges totaling $10.7 million from Delta Towing for services rendered, of which $1.6 million was rebilled to our customers and $9.1 million was reflected in operating and maintenance— related party expense.

Related Party Transactions

Long-Term Debt—Beta Marine

      In connection with the acquisition of the marine business, Delta Towing entered into a $3.0 million note agreement with Beta Marine dated January 30, 2001. The note bears interest at 8%, payable quarterly. In January 2004, Delta Towing failed to make its scheduled principal payment to Beta Marine. The $3.0 million principal amount of the note payable has been classified as a current obligation in our consolidated balance sheet. In the first nine months of 2004, Delta Towing repaid a portion of accrued interest payable to Beta Marine from proceeds from the sales of marine vessels. We have no obligation to fund this debt on behalf of Delta Towing. Interest expense related to the note payable to Beta Marine was $0.2 million for the nine months ended September 30, 2004.

Allocation of Administrative Costs

      Transocean has historically provided specified administrative support to us. Transocean has charged us a proportional share of its administrative costs based on estimates of the percentage of work each Transocean department performs for us. The amount of expense allocated to us was $1.4 million, $1.4 million, $4.7 million and $2.0 million for the nine months ended September 30, 2003, and the years ended December 31, 2003, 2002 and 2001, respectively, and was classified as general and administrative— related party expense. Following the IPO, some of these functions are provided to us under the transition services agreement with Transocean. Charges under the transition services agreement amounted to $0.3 million for the nine months ended September 30, 2004 and are reported as general and administrative— related party expense. Some of these functions are provided to us under the transition services agreement described under “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Transition Services Agreement.”

Long-Term Debt— Transocean

      We were party to a $1.8 billion two-year revolving credit agreement (the “Transocean Revolver”) with Transocean, dated April 6, 2001. During the years ended December 31, 2002 and 2003 and nine months ended September 30, 2003, we recognized $0.8 million, $1.8 million and $0.8 million, respectively, in interest expense related to the Transocean Revolver. On April 6, 2003, the approximately $81.2 million then outstanding under the Transocean Revolver was converted to a 2.76% fixed rate promissory note (the “2.76% Note”) issued by us to Transocean which was scheduled to mature on April 6, 2005. This note was cancelled in 2003 in connection with a series of transactions.

      In March 2002, together with Transocean, we completed exchange offers and consent solicitations for our 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the “Exchange Offer”). As a result of the Exchange Offer, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of our outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively (the “Exchanged Notes”), for newly-issued Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates. As of September 30, 2004, we had approximately $7.7 million, $2.2 million, $3.5 million and $10.2 million principal amount of the 6.75%, 6.95%, 7.375% and 9.5% Senior Notes, respectively, outstanding that were not exchanged in the Exchange Offer. Both the exchanged notes and the notes not exchanged remained our obligation. As a result of the consent payments made in connection with the Exchange Offer, interest expense for 2003 and 2002 increased by approximately $0.5 million and $1.3 million, respectively.

      In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount outstanding of our 6.5% and 9.125% Exchanged Notes held by Transocean, respectively, and approximately $189.8 million principal amount outstanding of our 6.75% Exchanged Notes held by Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean’s repayment of approximately $518.0 million aggregate principal amount of outstanding notes receivable plus accrued and unpaid interest.

      During 2003, we sold to Transocean, in separate transactions, our investment in Arcade Drilling AS, Cliffs Platform Rig 1, our 50% interest in Deepwater Drilling LLC, our 60% interest in Deepwater Drilling II LLC and our membership interests in R&B Falcon Drilling (International & Deepwater) Inc. LLC. As consideration for the sale of these assets, Transocean cancelled $529.7 million principal amount outstanding of the Exchanged Notes and the 2.76% Note. See “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean” for a further description of these transactions.

      The book value of the Exchanged Notes was $522.0 million at December 31, 2003 and $980.1 million at December 31, 2002. We recognized $42.7 million and $77.9 million in interest expense related to these notes for the years ended December 31, 2003 and 2002, respectively.

      In February 2004, prior to the closing of our IPO, we exchanged $45.8 million in principal amount of our outstanding 7.375% Exchanged Notes held by Transocean Holdings, plus accrued interest thereon, for 359,638 shares of our Class B common stock (4,367,714 shares of Class B common stock after giving effect to the stock dividend). See “—Other Transactions Between Us and Transocean.” Immediately following this exchange, we exchanged $152.5 million and $289.8 million principal amount of our outstanding 6.75% and 9.5% Exchanged Notes, respectively, held by Transocean, plus accrued interest thereon, for 3,580,768 shares of our Class B common stock (43,487,535 shares of Class B common stock after giving effect to the stock dividend). The determination of the number of shares issued in the exchange transactions was based on a method that took into account the IPO price of $12.00 per share. The net effect of these transactions was to decrease notes payable— related party and interest payable— related party by $528.9 million with an offsetting increase in common stock of $0.5 million and additional paid-in capital of $528.4 million. There were no Exchanged Notes payable to Transocean outstanding at September 30, 2004. We recognized $3.1 million in interest expense— related party associated with these notes prior to their cancellation in February 2004. For the nine months ended September 30, 2003, we recognized $34.2 million in interest expense— related party with respect to the Exchanged Notes.

      In connection with the Exchange Offer, we made an aggregate of $8.3 million in consent payments to holders of our notes that were exchanged. The consent payments were amortized as an increase to interest expense over the remaining term of the respective exchanged notes using the interest method and such amortization totaled $0.5 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively. In connection with the retirement of the Exchanged Notes prior to the completion of the IPO, we expensed the remaining balance of these deferred consent fees of approximately $1.9 million in February 2004, which has been reflected as a loss on retirement of debt in our condensed consolidated statement of operations for the nine months ended September 30, 2004.

Asset Transfers to Transocean

      We transferred the Transocean Assets to Transocean primarily as in-kind dividends and transfers in exchange for the cancellation of debt to Transocean and, in some instances, for cash. Specified contracts were assigned to Transocean for no consideration. These transactions had no effect on our results of continuing operations except to the extent that debt was retired and any gain or loss was recognized. See “Certain Relationships and Related Party Transactions— Asset Transfers to Transocean.”

Other Transactions Between Us and Transocean

      In February 2004, we recorded an equity transaction related to net liabilities related to Transocean’s business of $0.4 million for which legal title had not been transferred to Transocean as of the IPO date in accordance with the business indemnity between us and Transocean (see “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Master Separation Agreement— Indemnification and Release”). The indemnification by Transocean was recorded as a credit to additional paid-in capital with a corresponding offset to a related party receivable from Transocean.

      As part of the tax sharing agreement, we must pay Transocean for substantially all pre-closing income tax benefits utilized or deemed to have been utilized subsequent to the closing of the IPO. Accordingly, we recorded an equity transaction in February 2004 to reflect this liability to Transocean of $174 million, equal to the pre-closing income tax benefits, as a corresponding obligation within the deferred income tax asset accounts and a reduction in additional paid-in capital. In September 2004, as a result of a 2003 return-to-provision adjustment, the liability to Transocean was revised to approximately $182 million, and we recorded an equity adjustment of $7.7 million and the additional liability to Transocean as a reduction to additional paid-in capital and an obligation within the deferred income tax asset accounts.

      In addition, Transocean agreed to indemnify us for certain tax liabilities that existed as of the IPO date which are currently estimated to be $10.3 million. We recorded the tax indemnification by Transocean as a credit to additional paid-in capital with a corresponding offset to a related party receivable from Transocean. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Tax Sharing Agreement.”

Interest Rate Risk

      The table below presents scheduled debt maturities and related weighted-average interest rates for each of the twelve month periods ending September 30, relating to debt obligations as of September 30, 2004:

	Scheduled Maturity Date							Fair Value at
								September 30,
	2005	2006	2007	2008	2009	Thereafter	Total	2004

	(In millions, except interest rate percentages)
Total Debt
Fixed Rate(a)	$10.7	$—	$—	$2.2	$10.2	$3.5	$26.6	$27.7
Average interest rate	7.1%	—	—	7.0%	9.5%	7.4%	8.0%
Variable Rate	$0.7	$—	$—	$—	$—	$—	$0.7	$0.7
Average interest rate	17.0%	—	—	—	—	—	17.0%

(a)	Expected maturity amounts are based on the face value of debt and do not reflect fair market value of debt.

Foreign Exchange Risk

      Our international operations in Mexico, Trinidad and Venezuela expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. We may also use foreign exchange derivative instruments or spot purchases. We do not enter into derivative transactions for speculative purposes. At September 30, 2004, we did not have any outstanding foreign exchange contracts.

      In January 2003, Venezuela implemented foreign exchange controls that limited our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Prior to August 2003, our drilling contracts in Venezuela typically called for payments to be made in local currency, even when the dayrate is denominated in U.S. dollars. In August 2003, we negotiated an agreement with our principal customer in

Venezuela to pay the majority of the U.S. dollar denominated amounts in U.S. dollars to one of our banks in the United States. The exchange controls could also result in an artificially high value being placed on the local currency.

      In the second quarter of 2003, we established a currency valuation allowance of $2.4 million pertaining to cash and receivables in Venezuela in order to adjust our Venezuelan financial assets to net realizable value as of June 30, 2003. This valuation allowance was deemed necessary due to the continuing political instability in Venezuela and the continuation of foreign exchange controls, which limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. In September 2004, we reversed $0.7 million of the currency valuation allowance that was no longer deemed necessary due to a sustained decrease in the net carrying value of assets denominated in the local currency in 2004, primarily as a result of an agreement with our primary customer in Venezuela to pay the majority of the U.S. dollar denominated accounts receivable in U.S. dollars to one of our banks in the United States.

OUR BUSINESS

Overview

      TODCO is a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast and believe that, as a result of our leading position and geographic focus, we are well-positioned to benefit from a potential increase in drilling activity associated with the search for natural gas in this region. We are a controlled subsidiary of Transocean, the world’s largest offshore oil and gas drilling contractor.

      We operate a fleet of 70 drilling rigs consisting of 30 inland barge rigs, 24 jackup rigs, three submersible rigs, one platform rig, nine land rigs and three lake barge rigs. Currently, 53 of these rigs are located in shallow and inland waters of the United States with the remainder in Mexico, Trinidad and Venezuela.

      Our core business is to contract our drilling rigs, related equipment and work crews on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mainly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

      Upon the closing of this offering, we will no longer be controlled by Transocean. We expect, however, that Transocean will be our largest stockholder immediately after this offering, and that a number of agreements previously entered into by us and Transocean will remain in effect. For a discussion of related risks, see “Risk Factors—Risks Related to our Largest Stockholder Transocean.”

Recent Industry Trends

      The drilling industry in the U.S. Gulf Coast is highly cyclical and is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. We believe that both our earnings and demand for our rigs will typically be correlated to our customers’ expectations of energy prices, particularly natural gas prices, and that sustained high energy prices will generally have a positive impact on our earnings. We believe that the drilling industry has emerged from a cyclical low point and that there are several trends that should benefit our operations, including:

•	Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last two years has reduced the overall supply of jackups in the U.S. Gulf Coast. This has created a more favorable supply environment for the remaining jackups, including ours. This favorable supply environment has led to increased jackup dayrates.

•	High Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has increased from $2.11 in January 1994 to $5.87 in November 2004. We believe high natural gas prices in the United States, if sustained, should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.

•	Need for Increased Natural Gas Drilling Activity. From 1994 to 2003, U.S. demand for natural gas grew at an annual rate of 0.6% while its supply grew at an annual rate of 0.2%. We believe that this supply and demand growth imbalance will continue if demand for natural gas continues to increase and production decline rates continue to accelerate. Even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

•	Trend Towards Drilling Deeper Shallow Water Gas Wells. A current trend by oil and gas companies is to drill deep gas wells along the U.S. Gulf Coast in search of new and potentially prolific untapped natural gas reserves. We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, we believe this trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

Our Strengths

      We believe that we have the following strengths:

•	Leading Presence in the U.S. Gulf Coast. We have the largest combined jackup and inland barge fleet in the U.S. Gulf Coast. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. Our size also generates economies of scale and helps us attract, train and retain qualified crew personnel.

•	Well-Positioned to Benefit from an Upturn in Natural Gas Drilling Activity. Our customers in the U.S. Gulf Coast drill primarily for natural gas. Given our leading presence in this market, we believe we are well-positioned to benefit from any significant increases in U.S. natural gas drilling activity in the U.S. Gulf Coast. Because operating costs in our industry are largely fixed, our earnings and cash flow are very sensitive to improvements in utilization rates and dayrates.

•	Strong Balance Sheet. At September 30, 2004 we had $29.3 million of total debt and a total debt to total capitalization ratio of 5.8%. We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

•	Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf Coast. Their considerable knowledge of and experience with the cyclical nature of our business should enhance our ability to operate effectively through industry cycles. Additionally, our management’s participation in incentive compensation plans is designed to align their interests with our operating and financial performance. For a discussion of risks related to potential conflicts of interest involving our management, see “Risk Factors— Risks Related to Our Largest Stockholder Transocean— Some of our executive officers and directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or their role as directors or executive officers of Transocean.”

Our Strategy

      Our objective is to continue to be a leading offshore drilling company with a focus on the North American natural gas industry. Specifically, we intend to:

•	Focus on Marine Assets and Drilling for Natural Gas along the U.S. Gulf Coast. We plan to maintain our position as the leading contractor of jackup rigs and drilling barges in the U.S. Gulf Coast. We believe that this approach will allow us to take advantage of improvements in dayrates and rig demand that may result from increased drilling activity in this region. We believe that our focus on this region will also allow us to take advantage of deep gas drilling opportunities. Although we intend to focus on the U.S. Gulf Coast, we also plan to pursue selective opportunities for our rigs in Mexico, Trinidad, Venezuela and possibly other regions.

•	Pursue Efficient, Low-Cost Operations and a Disciplined Approach to Capital Spending. We intend to be a low-cost contractor in the U.S. Gulf Coast drilling market. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. We believe that this operational flexibility will provide us with an important competitive advantage and allow us to compete effectively with competitors with higher specification fleets and higher cost structures than ours. We plan to pursue a disciplined approach to capital spending in increasing the size and upgrading the capabilities of our fleet.

•	Maintain High Operating Standards. We plan to continue to maintain a high level of quality service and safety. We have in place a comprehensive set of safety management systems, standards and procedures that we believe benefit our employees, our margins and our reputation.

•	Maintain a Conservative Capital Structure. We intend to maintain our conservative capital structure with a low percentage of debt. We believe this is a prudent financial strategy given that our industry is highly cyclical.

Drilling Rig Fleet

      Our drilling rig fleet consists of jackup rigs, barge rigs, and other rigs, which include submersible rigs, a platform drilling rig, land drilling rigs and lake barge rigs.

      There are several factors that determine the type of rig most suitable for a particular drilling operation. The most significant factors are water depth and seabed conditions (in offshore and inland marine environments), whether drilling is being done over a platform or other structure, and the intended well depth. Our fleet allows us to meet a broad range of needs in the shallow water along the U.S. Gulf Coast. Most of our drilling equipment is suitable for both exploration and development drilling, and we are normally engaged in both types of drilling activity. All of our mobile offshore drilling units are designed for operations away from port for extended periods of time and most have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

      Following are brief descriptions of the types of rigs we operate. Rigs described in the following charts as “under contract” are operating under contract, including rigs being prepared or mobilized under contract. Rigs described as “warm stacked” are not under contract but are actively marketed and may require the hiring of additional crew (and, in some cases, an entire crew), but are generally ready for service with little or no capital expenditures. Rigs described as “cold stacked” are not actively marketed, generally cannot be ready for service immediately and normally require the hiring of an entire crew. Cold stacked rigs will also require a varying degree of maintenance and significant refurbishment before they can be operated as drilling rigs. We include information in the following charts for rated drilling depth, which means drilling depth stated by the manufacturer of the drilling equipment. A rig may not have the actual capacity to drill to the rated drilling depth.

Jackup Drilling Rigs (24)

      Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment.

      Jackup rig legs may operate independently or have a lower hull referred to as a “mat” attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harder or uneven seabed conditions while mat rigs are better suited for soft bottom conditions. Some of our jackup rigs have a cantilever design, a feature that permits the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over some types of preexisting platforms or structures. Our other jackup rigs have a slot-type design, permitting the rig to be configured for drilling operations to take place through a slot in the hull. Slot-type rigs are usually used for exploratory drilling, since it is difficult to position them over existing platforms or structures. Jackup rigs with the cantilever feature historically have achieved higher dayrates and utilization rates than slot type rigs.

      The following table contains information regarding our jackup rig fleet as of December 10, 2004:

		Original	Water Depth	Rated
		Year Entered	Capacity	Drilling Depth
Rig	Type(a)	Service	(in feet)	(in feet)	Location	Status

THE 110	MC	1982	100	20,000	Trinidad	Under Contract
THE 150	ILC	1979	150	20,000	U.S.	Under Contract
THE 152	MC	1980	150	20,000	U.S.	Under Contract
THE 153	MC	1980	150	20,000	U.S.	Cold Stacked
THE 155	ILC	1980	150	20,000	U.S.	Cold Stacked
THE 156	ILC	1983	150	20,000	U.S.	Under Contract
THE 185	ILC	1982	120	20,000	U.S.	Cold Stacked
THE 191	MS	1978	160	20,000	U.S.	Cold Stacked
THE 200	MC	1979	200	20,000	U.S.	Under Contract
THE 201	MC	1981	200	20,000	U.S.	Under Contract
THE 202	MC	1982	200	20,000	U.S.	Under Contract
THE 203	MC	1981	200	20,000	U.S.	Under Contract
THE 204	MC	1981	200	20,000	U.S.	Under Contract
THE 205	MC	1979	200	20,000	Mexico	Under Contract
THE 206	MC	1980	200	20,000	Mexico	Under Contract
THE 207	MC	1981	200	20,000	U.S.	Under Contract
THE 208(b)	MC	1980	200	20,000	Trinidad	Cold Stacked
THE 250	MS	1974	250	20,000	U.S.	Under Contract
THE 251	MS	1978	250	20,000	U.S.	Under Contract
THE 252	MS	1978	250	20,000	U.S.	Cold Stacked
THE 253	MS	1982	250	20,000	U.S.	Under Contract
THE 254	MS	1976	250	20,000	U.S.	Cold Stacked
THE 255(c)	MS	1976	250	20,000	U.S.	Cold Stacked
THE 256(c)	MS	1975	250	20,000	U.S.	Cold Stacked

(a)	“ILC” means an independent leg cantilevered jackup rig. “MC” means a mat-supported cantilevered jackup rig. “MS” means a mat-supported slot-type jackup rig.

(b)	This rig is currently unable to operate in the U.S. Gulf of Mexico due to regulatory restrictions.

(c)	These rigs would require substantial refurbishment to be ready for service.

     We recently completed updated reactivation cost evaluations for THE 155 and THE 185 and the estimated costs to prepare these rigs for service is now $4.1 million and $5.0 million, respectively. Except for THE 155 and THE 185, based upon the last evaluation we conducted in early 2003, the estimated costs to prepare for service those rigs in the preceding table that (i) are noted as requiring substantial refurbishment in footnote (c) above, range from $7.7 million to $9.5 million per rig and (ii) are otherwise listed as cold stacked, range from $1.0 million to $3.5 million per rig. These estimated amounts will be subject to variables including further rig deterioration over time, the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

Barge Drilling Rigs (30)

      Barge drilling rigs are mobile drilling platforms that are submersible and are built to work in eight to 20 feet of water. They are towed by tugboats to the drill site with the derrick lying down. The lower hull is then submerged by flooding compartments until it rests on the river or sea floor. The derrick is then raised and drilling operations are conducted with the barge resting on the bottom. Our barge drilling fleet consists of conventional and posted barge rigs. A posted barge is identical to a conventional barge except that the hull and superstructure are separated by 10-to 14-foot columns, which increases the water depth capabilities of the rig. Most of our barge drilling rigs are suitable for deep gas drilling.

      The following table contains information regarding our barge drilling rig fleet as of December 10, 2004:

		Original		Rated
		Year Entered	Horsepower	Drilling Depth
Rig	Type(a)	Service	Rating	(in feet)	Location	Status

1	Conv.	1980	2,000	20,000	U.S.	Cold Stacked
7	Posted	1981	2,000	25,000	U.S.	Cold Stacked
9	Posted	1975	2,000	25,000	U.S.	Under Contract
10	Posted	1981	2,000	25,000	U.S.	Cold Stacked
11	Conv.	1982	3,000	30,000	U.S.	Under Contract
15	Conv.	1981	2,000	25,000	U.S.	Under Contract
17	Posted	1981	3,000	30,000	U.S.	Under Contract
19	Conv.	1996	1,000	14,000	U.S.	Under Contract
20(b)(c)	Conv.	1998	1,000	14,000	U.S.	Cold Stacked
21(b)	Conv.	1982	1,500	15,000	U.S.	Cold Stacked
23	Conv.	1995	1,000	14,000	U.S.	Cold Stacked
27	Posted	1978	3,000	30,000	U.S.	Under Contract
28(b)	Conv.	1979	3,000	30,000	U.S.	Cold Stacked
29	Conv.	1980	3,000	30,000	U.S.	Under Contract
30(b)	Conv.	1981	3,000	30,000	U.S.	Cold Stacked
31(b)	Conv.	1981	3,000	30,000	U.S.	Cold Stacked
32	Conv.	1982	3,000	30,000	U.S.	Cold Stacked
41	Posted	1981	3,000	30,000	U.S.	Under Contract
46	Posted	1981	3,000	30,000	U.S.	Under Contract
47(b)	Posted	1982	3,000	30,000	U.S.	Cold Stacked
48	Posted	1982	3,000	30,000	U.S.	Under Contract
49(b)	Posted	1980	3,000	30,000	U.S.	Cold Stacked
52	Posted	1981	2,000	25,000	U.S.	Under Contract
55	Posted	1981	3,000	30,000	U.S.	Under Contract
57	Posted	1978	2,000	25,000	U.S.	Under Contract
61(b)	Posted	1978	3,000	30,000	U.S.	Cold Stacked
62(d)	Posted	1978	3,000	30,000	U.S.	Cold Stacked
64	Posted	1979	3,000	30,000	U.S.	Under Contract
74(b)(e)	Posted	1981	2,000	25,000	U.S.	Cold Stacked
75(b)(e)	Posted	1979	2,000	30,000	U.S.	Cold Stacked

(a)	“Conv.” means a conventional barge rig. “Posted” means a posted barge rig.

(b)	These rigs would require substantial refurbishment to be ready for service.

(c)	In September 2003, our inland barge Rig 20 experienced a fire while working in Louisiana inland waters. The incident resulted in the loss of drilling equipment and damage to the rig. The rig is no longer operating and will require substantial refurbishment to return to service. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations— Years Ended December 31, 2003 and 2002.”

(footnotes continued on following page)

(d)	In June 2003, our inland barge Rig 62 experienced a well-control incident, commonly referred to as a blowout, while working in Texas inland waters. The rig is no longer operating and will require substantial refurbishment to return to service. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Continuing Operations— Years Ended December 31, 2003 and 2002.”

(e)	These rigs are not owned by us, but are bareboat chartered from a third party. Under these bareboat charters, we charter the rigs from a third party, operate, maintain and insure them and are obligated to return them at the end of the charter period in accordance with the terms of the charters, which generally require the rigs to be in the same condition as received, ordinary wear and tear excepted. Each charter expires and we plan to redeliver the rigs in February 2005.

     We recently completed an updated cost evaluation for Rig 28 and Rig 49 and the estimated cost to prepare these rigs for service is now $2.0 million each. Except for Rig 28 and Rig 49, based upon the last evaluation we conducted in early 2003, repair costs for rigs designated as cold stacked in the preceding table are estimated to be $1.1 million per rig or less. Rigs requiring substantial refurbishment, as noted in footnotes (b), (c) and (d) above, are estimated to cost between $2.4 million to $4.5 million per rig to repair, except for Rig 62 which is estimated to cost approximately $7.0 million to repair. These estimated amounts will be subject to variables including further rig deterioration over time, the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

Other Drilling Rigs (16)

      A submersible rig is a mobile drilling platform that is towed to the well site where it is submerged by flooding its superstructure until it rests on the sea floor, with the upper hull above the water surface. After completion of the drilling operation, the rig is refloated by pumping the water out of the lower hull, so that it can be towed to another location. Submersible rigs typically operate in water depths of 12 to 85 feet. Our three submersible rigs are suitable for deep gas drilling.

      A platform drilling rig is placed on a production platform and is similar to a modular land rig. The production platform’s crane is capable of lifting the modularized rig crane that subsequently sets the rig modules. The assembled rig has all the drilling, housing and support facilities necessary for drilling multiple production wells. Most platform drilling rig contracts are for multiple wells and extended periods of time on the same platform. Once work has been completed on a particular platform, the rig can be redeployed to another platform for further work. We have one platform drilling rig.

      Our nine land drilling rigs are completely equipped to drill oil and gas wells. These rigs are designed to be transported by truck and assembled by crane. They require a firm, level area to be erected and sometimes require foundation work to be performed to support the drill floor and derrick.

      Our three lake barge rigs are designed to work in Lake Maracaibo, Venezuela, which requires operation in a floating mode in up to 150 feet of water. These rigs were modified by widening the hull to 100 feet, installing a mooring system and cantilevering the drill floor. As a result of these modifications, these rigs are generally not suitable for deployment to other locations. None of these rigs have operated since January 2000 and future prospects are uncertain. All three of these barge rigs would require substantial refurbishment to operate.

      The following table contains information regarding our other rigs as of December 10, 2004:

		Original
		Year Entered		Rated
		Service/	Horsepower	Drilling Depth
Rig	Type(a)	Upgraded	Rating	(in feet)	Location	Status

THE 75	Subm.	1983	N/A	25,000	U.S.	Under Contract
THE 77	Subm.	1983	N/A	30,000	U.S.	Cold Stacked
THE 78	Subm.	1983	N/A	30,000	U.S.	Cold Stacked
Rig 3(b)	Plat.	1993/1998	N/A	25,000	Mexico	Under Contract
26(c)	Land	1980/1998	750	6,500	Venezuela	Warm Stacked
27(c)	Land	1981/1997	900	8,000	Venezuela	Warm Stacked
36	Land	1982	2,000	18,000	Venezuela	Warm Stacked
37	Land	1982	2,000	18,000	Venezuela	Warm Stacked
40	Land	1980	2,000	25,000	Venezuela	Under Contract
42	Land	1981	2,000	25,000	Venezuela	Under Contract
43	Land	1981	2,000	25,000	Venezuela	Warm Stacked
54	Land	1981	3,000	30,000	Venezuela	Under Contract
55	Land	1983	3,000	35,000	Venezuela	Under Contract
40	LB	1980/1994	3,000	25,000	Venezuela	Cold Stacked
42	LB	1982/1994	2,000	25,000	Venezuela	Cold Stacked
43	LB	1982/1994	3,000	25,000	Venezuela	Cold Stacked

(a)	“Subm.” means a submersible rig. “Plat.” means a platform drilling rig. “LB” means a lake barge rig.

(b)	Our platform rig has been awarded a contract with PEMEX to begin working in Mexico in late-2004. The expected cost of upgrades to the platform rig necessary to comply with the contract specifications is approximately $9 million to $10 million.

(c)	These rigs are owned by a joint venture in which we have a 66.7% ownership interest.

     As of the last evaluation we conducted in early 2003, the estimated costs to prepare for service those rigs in the preceding table that are listed as cold stacked range from $1.9 million to $5.3 million per rig. These estimated amounts will be subject to variables including further rig deterioration over time, the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

Drilling Contracts

      Our contracts to provide drilling services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other factors.

      A dayrate drilling contract generally extends over a period of time covering the drilling of a single well or group of wells or covering a stated term. These contracts typically can be terminated by the customer under various circumstances such as the loss or destruction of the drilling unit or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term, or by exercising a right of first refusal.

      Historically, most of our drilling contracts have been short-term or on a well-to-well basis. From time to time, however, we enter into longer term drilling contracts. In the third quarter of 2003, we were awarded long-term contracts with PEMEX, the Mexican national oil company, for two of our jackup rigs and a platform rig. After upgrades to comply with contract specifications, one rig began operating on a 720-day contract in early November 2003 at a contract dayrate of approximately $42,000. The other jackup rig began operating in early December 2003 on a 1,081-day contract at a contract dayrate of approximately $39,000. The platform rig contract is 1,289 days in duration beginning in late 2004 at a contract dayrate of approximately $29,000. We are upgrading the platform rig to comply with PEMEX contract specifications at an estimated aggregate cost of approximately $9.0 million to $10.0 million. We are currently in discussions with PEMEX over whether the platform rig was delivered in a timely manner under the contract. There are contractual penalties for late delivery, including certain expense reimbursement obligations, which we currently estimate could be approximately $345,000, and a late fee of approximately $29,000 per day. Because we are continuing to negotiate with our customer, we cannot predict the outcome of these discussions. We believe, however, that we will likely reach a negotiated resolution of this matter and that its resolution is unlikely to have a material adverse effect on our business or consolidated financial position. Each of the contracts can be terminated by PEMEX on five days’ notice, subject to certain conditions.

Customers

      We engage in offshore and inland marine drilling primarily for independent oil and gas companies, although we also work for large international oil companies and government-controlled oil companies. One customer, Applied Drilling Technologies, Inc., accounted for 11% of our 2003 operating revenues. No other customers accounted for 10% or greater of our revenues in 2003, 2002 or 2001. Nonetheless, the loss of any significant customer could, at least in the short term, have a material adverse effect on our results of operations.

Competitors

      The U.S. Gulf of Mexico shallow water and U.S. inland marine market segments in which we operate are highly competitive. We believe we are the second largest jackup rig contractor in the U.S. Gulf of Mexico shallow water market segment and the largest inland barge contractor in the U.S. inland marine market segment. In the U.S. inland marine market segment, our principal competitor is Parker Drilling Co. In the U.S. Gulf of Mexico shallow water market segment, we compete with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job, although rig availability, safety record, crew quality and technical capability of service and equipment may also be considered. Many of our competitors in the U.S. Gulf of Mexico shallow water market segment have greater financial and other resources than we have and may be better able to make technological improvements to existing equipment or replace equipment that becomes obsolete.

Market

General

      Most jackup and submersible rigs can be moved from one region to another, and in this sense the marine contract drilling market is a global market. Because the cost of a rig move is significant, there is limited availability of rig moving vessels and some rigs are designed to work in specific regions, the demand/supply balance for jackup and submersible rigs may vary somewhat from region to region. However, significant variations between regions tend not to exist on a long-term basis due to the ability to move rigs. Because many of our rigs were designed for drilling in the U.S. Gulf Coast, our ability to move our rigs to other regions in response to changes in market conditions is limited.

U.S. Inland Barge Market Segment

      Our barge rig fleet operates in marshes, rivers, lakes and shallow bay and coastal water tidal areas that are known as the “transition zone.” Our primary barge market segment consists of the inland shallow water areas of the U.S. Gulf Coast, where jackup rigs are unable to operate. This area historically has been the world’s largest market segment for barge rigs.

U.S. Gulf of Mexico Shallow Water Market Segment

      The U.S. Gulf of Mexico shallow water market segment is serviced by our jackups and submersibles. This market segment begins at the outer limit of the transition zone and extends to water depths of about 350 feet. Oil and gas reserves in these water depths have been developed to a significantly greater degree than reserves in deeper water (beginning at water depths of 350 feet and extending to approximately 10,000 feet).

Other Assets

      We have a 25% equity interest in Delta Towing, which operates a U.S. inland and shallow water marine support vessel business. Beta Marine owns the remaining 75% equity interest in Delta Towing. In connection with its formation, Delta Towing issued notes to us with principal amounts totaling $144 million, secured by Delta Towing’s assets described in the following paragraph. Immediately prior to the closing of the merger with Transocean, we valued these notes at $80 million. Delta Towing has defaulted on its scheduled quarterly interest and principal payments on these notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Relationships with Variable Interest Entities.”

      Delta Towing owns and operates towing vessels and barges used primarily to transport and store equipment and material to support jackup and barge rig drilling operations. Delta Towing utilizes rig moving tugs, utility barges, service tugs and crew boats in connection with its operations. Although these assets can be deployed for other uses, a significant downturn in oil and gas activity in the transition zone would have a negative impact on Delta Towing’s business that could not be fully offset by deployment of such assets to other markets. As of December 10, 2004, Delta Towing’s operating assets consisted of 51 inland tugs, 26 offshore tugs, 36 crewboats, 35 deck barges, 17 shale barges, five spud barges and three offshore barges.

      We also own additional offshore equipment that consists of five jackup rigs, three of which are mat-supported and two of which are independent leg rigs, ranging in water depth capacity from 100 feet to 160 feet, that we do not anticipate returning to drilling service as we believe doing so would be cost prohibitive. In May 2003, we decided to market these units for non-drilling uses such as production platforms or accommodation units.

Regulation

      Our operations are affected in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally.

      The transition zone and shallow water areas of the U.S. Gulf of Mexico are ecologically sensitive. Environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of oil and gas companies to drill in these areas. In the United States, regulations applicable to our operations include regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from or related to those operations. Laws and regulations protecting the environment have become more stringent, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts which were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position or results of operations.

      The U.S. Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act, prohibits the discharge of specified substances into the navigable waters of the United States without a permit. The regulations implementing the Clean Water Act require permits to be obtained by an operator before specified exploration activities occur. Offshore facilities must also prepare plans addressing spill prevention control and countermeasures. Violations of monitoring, reporting and permitting requirements can result in the imposition of civil and criminal penalties.

      The U.S. Oil Pollution Act of 1990 (“OPA”) and related regulations impose a variety of requirements on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by OPA, and the liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in the event of a spill could subject a responsible party to civil or criminal enforcement action.

      The U.S. Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

      The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability without regard to fault or the legality of the original conduct on some classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. We could be subject to liability under CERCLA principally in connection with our onshore activities. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

      Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

      Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position.

Insurance

      Prior to October 15, 2004, our principal insurance coverage was included in Transocean’s insurance program in accordance with the master separation agreement. Under Transocean’s insurance program, we were provided with hull and machinery and protection and indemnity policies that each carried a deductible of $10.0 million per occurrence and provided primary coverage of $50 million, with several excess policies that extended coverage. The master separation agreement required Transocean to provide us with this insurance coverage until it no longer beneficially owned a majority of the voting power of our common stock. In addition, we were allowed to obtain insurance at our own expense at any time.

      Effective October 15, 2004, we implemented an independent, stand-alone insurance program. This new program provides for significantly lower deductibles than those in our previous insurance program with Transocean that we believe better matches our operations and asset base. The primary marine package provides for hull and machinery coverage with a $1.0 million deductible per occurrence, except in the event of a total loss, in which case there is no deductible. This policy provides coverage up to a scheduled value for the asset. The protection and indemnity coverage under the primary marine package has a $5.0 million deductible per occurrence with primary coverage up to $50 million. The primary marine package also provides coverage for cargo, control of well, seepage, pollution and property in our care, custody and control. In addition to our marine package, we have separate policies providing coverage for general domestic liability, employer’s liability, domestic auto liability and non-owned aircraft liability, with $250,000 deductibles per occurrence and primary coverage up to $50 million. We also have an excess liability policy that extends our coverage to an aggregate of $100 million under all of these policies. Our new insurance program includes separate policies that cover certain liabilities in foreign countries where we operate. Finally, our new insurance program provides coverage for certain specified environmental liabilities. Our basic marine package covers control of well, seepage and pollution care, custody and control. Our deductible for this coverage is $500,000 per occurrence.

      Insurance premiums under our new program will be approximately $8.0 million for the twelve-month policy period, or approximately $3.5 million higher than those under the previous program with Transocean. We expect that the increased premium cost will be more than offset by the benefit of the lower deductibles, primarily with respect to hull and machinery claims.

Employees

      As of December 1, 2004, we had approximately 1,980 employees. We require highly skilled personnel to operate and provide technical services and support for our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs.

      As of December 1, 2004, approximately 214 (or 11%) of our employees worldwide were working under collective bargaining agreements, approximately 48 of whom were working in Trinidad and 166 of whom were working in Venezuela. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico.

Legal Proceedings

      In October 2001, we were notified by the U.S. Environmental Protection Agency (“EPA”) that it had identified one of our subsidiaries as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and our review of our internal records to date, we dispute our designation as a potentially responsible party and do not expect that the ultimate outcome of this case will have a material adverse effect on our business or consolidated financial position. We continue to monitor this matter.

      In December 2002, we received an assessment for corporate income taxes from SENIAT, the national Venezuelan tax authority, of approximately $16 million (based on current exchange rates) relating to calendar years 1998 through 2001. In March 2003, we paid approximately $2.6 million of the assessment, plus approximately $0.3 million in interest, and are contesting the remainder of the assessment. After we made the partial assessment payment, we received a revised assessment in September 2003 of approximately $18.8 million (based on current exchange rates and inclusive of penalties). The resolution of this assessment is not expected to impact us as Transocean is obligated to indemnify us against any payments so long as we cooperate and provide assistance to Transocean in the resolution of the assessment. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Tax Sharing Agreement.”

      Certain of our subsidiaries have been named, along with other defendants, in several complaints that have been filed in the Circuit Courts of the State of Mississippi involving over 700 persons that allege personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also name as defendants certain of Transocean’s subsidiaries to whom we may owe indemnity and other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos that are the subject of the complaints. The number of unaffiliated defendant companies involved in each complaint ranges from approximately 20 to 70. The complaints allege that the defendant drilling contractors used those asbestos-containing products in offshore drilling operations, land based drilling operations and in drilling structures, drilling rigs, vessels and other equipment and assert claims based on, among other things, negligence and strict liability, and claims authorized under the Jones Act. The plaintiffs seek, among other things, awards of unspecified compensatory and punitive damages. Based on a recent decision of the Mississippi Supreme Court, we anticipate that the trial courts may grant motions requiring each plaintiff to name the specific defendant or defendants against whom such plaintiff makes a claim and the time period and location of asbestos exposure so that the cases may be properly severed. We have not yet had an opportunity to conduct any discovery nor have we been able to determine the number of plaintiffs, if any, that were employed by our subsidiaries or Transocean’s subsidiaries or otherwise have any connection with our or Transocean’s drilling operations. We intend to defend ourselves vigorously and, based on the limited information available to us at this time, we do not expect the ultimate outcome of these lawsuits to have a material adverse effect on our business or consolidated financial position.

      Due to the limited information available to us at this time, we have not yet made a determination whether we or Transocean are financially responsible under the terms of the master separation agreement for any losses we or Transocean may incur as a result of the legal proceedings described in the foregoing paragraph. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Master Separation Agreement— Indemnification and Release.”

      Under the master separation agreement, Transocean has agreed to indemnify us for any losses we incur as a result of the legal proceedings described in the following three paragraphs. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Master Separation Agreement— Indemnification and Release.”

      In March 1997, an action was filed by Mobil Exploration and Production U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates Inc. against our subsidiary Cliffs Drilling, its underwriters at Lloyd’s (the “Underwriters”) and its insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. We and the Underwriters appealed such judgment, and the Louisiana Court of Appeals reduced the amount for which we may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. We and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. Prior to the Supreme Court of Louisiana ruling on these petitions, we settled with the St. Mary group of plaintiffs and the State of Louisiana. Subsequently, the Supreme Court of Louisiana denied the applications of all remaining parties. We have settled with all remaining plaintiffs. We believe that any amounts, apart from a small deductible, paid in settlement are covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. We have instituted litigation against those insurers and Underwriters to enforce our rights under the relevant policies. One group of insurers has asserted a counterclaim against us claiming that they issued the policy as a result of a misrepresentation. The settlements did not have a material adverse effect on our business or consolidated financial position, and we do not expect that the ultimate outcome of the case involving the insurers and Underwriters will have a material adverse effect on our business or consolidated financial position.

      In 1984, in connection with the financing of the corporate headquarters, at that time, for Reading & Bates Corporation (“R&B”), a predecessor to one of our subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation (“Southwestern”) issued and sold, among other instruments, Zero Coupon Series B Bonds due 1999-2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated (“Paine Webber”) purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. R&B’s rental obligation was the primary source for repayment of the bonds. In connection with the offering, R&B entered into an indemnification agreement indemnifying Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, R&B defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, R&B agreed in 1997 to retain counsel for Paine Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to R&B made in certain sections of the prospectus or registration statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations of the case. The trial court has denied class certification, and the plaintiffs’ appeal of this denial to a higher court has been denied. The plaintiffs have further appealed that decision. We dispute that there are any matters requiring us to indemnify Paine Webber. In any event, we do not expect that the ultimate outcome of this matter will have a material adverse effect on our business or consolidated financial position.

      In April 2003, Gryphon Exploration Company (“Gryphon”) filed suit against some of our subsidiaries, Transocean and other third parties in the United States District Court in Galveston, Texas claiming damages in excess of $6 million. In its complaint, Gryphon alleges the defendants were responsible for well problems experienced by Gryphon with respect to a well in the Gulf of Mexico drilled by our subsidiaries in 2001. We dispute the allegations of Gryphon and intend to vigorously defend this claim. While we continue to investigate this matter, we do not currently expect the ultimate outcome of this matter to have a material adverse effect on our business or consolidated financial position.

      We and our subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on our business or consolidated financial position.

      We cannot predict with certainty the outcome or effect of any of the litigation or regulatory matters specifically described above or of any other pending litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management’s current estimates.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the names, ages and positions of our directors and executive officers as of December 10, 2004:

Name	Age	Position

Thomas N. Amonett	62	Director
R. Don Cash	62	Director
Gregory L. Cauthen	47	Director
Thomas M Hamilton	61	Director
Thomas R. Hix	57	Director
Arthur Lindenauer	67	Director
Robert L. Long	58	Director
J. Michael Talbert	57	Director and Chairman of the Board
Jan Rask	49	President, Chief Executive Officer and Director
T. Scott O’Keefe	48	Senior Vice President and Chief Financial Officer
David J. Crowley	46	Vice President— Marketing
Michael L. Kelley	46	Vice President— Operations
Lloyd M. Pellegrin	57	Vice President— Human Resources
Randall A. Stafford	49	Vice President, General Counsel and Corporate Secretary
Dale W. Wilhelm	41	Vice President and Controller

      Thomas N. Amonett has served as a director since May 2004 and was appointed our lead independent director in October 2004. He has been President and Chief Executive Officer of Champion Technologies, Inc., a manufacturer and distributor of specialty chemicals and related services since 1999. From November 1998 to June 1999, he was President, Chief Executive Officer and a director of American Residential Services, Inc., a company providing equipment and services relating to residential heating, ventilating, air conditioning, plumbing, electrical and indoor air quality systems and appliances. From July 1996 until June 1997, Mr. Amonett was Interim President and Chief Executive Officer of Weatherford Enterra, Inc., an energy services and manufacturing company. Mr. Amonett also serves as a director of Reunion Industries Inc., a specialty manufacturing company, and Stelmar Shipping Ltd., an international provider of petroleum product and crude oil transportation services.

      R. Don Cash has served as a director since May 2004. He is a director of Questar Corporation, an integrated natural gas company. He served as the Chairman of the Board of Directors of Questar from May 1985 to May 2003, as Chief Executive Officer from May 1984 to May 2002 and as President from May 1984 to February 2001. Mr. Cash also serves as a director of National Fuel Gas Co., a diversified energy company, Aegis Mutual Insurance Services, a mutual insurance company, Zions Bancorporation, the Lubbock Symphony Board and The Texas Tech Foundation.

      Gregory L. Cauthen has served as director since July 2002. He is Senior Vice President and Chief Financial Officer of Transocean. He was also Treasurer of Transocean until July 2003. Mr. Cauthen served as Vice President, Chief Financial Officer and Treasurer from December 2001 until he was elected Senior Vice President in July 2002. From March 2001 until December 2001, Mr. Cauthen served as Vice President, Finance of Transocean. Prior to joining Transocean, he served as President and Chief Executive Officer of WebCaskets.com, Inc., a provider of death care services, from June 2000 until February 2001. Prior to June 2000, he was employed at Service Corporation International, a provider of death care services, where he served as Senior Vice President, Financial Services from July 1998 to August 1999 and Vice President,

Treasurer from July 1995 to July 1998, was assigned to various special projects from August 1999 to May 2000 and had been employed in various other positions since February 1991.

      Thomas M Hamilton has served as a director since May 2004. He served as the Chairman, President and Chief Executive Officer of EEX Corporation from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company. Mr. Hamilton was a director of BP Exploration, where he served as Chief Executive Officer of the Frontier and International Operating Company of BP Exploration from 1989 to 1991 and as the General Manager for East Asia/ Australia/ Latin America from 1988 to 1989. From 1985 to 1988, he held the position of Senior Vice President of Exploration at Standard Oil Company, prior to its being merged into BP. Mr. Hamilton is also a director of FMC Technologies Inc.

      Thomas R. Hix was appointed as a director in February 2004. He was Senior Vice President and Chief Financial Officer of Cooper Cameron Corporation, a petroleum and industrial equipment and services company, from January 1995 until December 2002. Mr. Hix has been retired since January 2003. Previously, he was Senior Vice President of Finance, Treasurer and Chief Financial Officer of The Western Company of North America from September 1993 to April 1995. He is also a director of and member of the audit committee of El Paso Corporation and a director of Health Care Service Corporation.

      Arthur Lindenauer was appointed as a director in February 2004. He has been a director of Transocean since 1999. He became Chairman of the Board of Schlumberger Technology Corporation, the principal U.S. subsidiary of Schlumberger Limited, a global oilfield and information services company, in December 1998 and served in that position through February of 2004. He previously served as Executive Vice President— Finance and Chief Financial Officer of Schlumberger from January 1980 to December 1998. Mr. Lindenauer was a partner with the accounting firm of Price Waterhouse from 1972 to 1980. Mr. Lindenauer is also a director of the New York Chapter of the Cystic Fibrosis Foundation, a Trustee of the American University in Cairo and a member of the Board of Overseer’s of the Tuck School of Business at Dartmouth College.

      Robert L. Long has served as director since our merger transaction with Transocean in January 2001. He is President and Chief Executive Officer and a director of Transocean. Mr. Long served as Chief Financial Officer of Transocean from August 1996 until December 2001, at which time he assumed the position of President. Mr. Long also served as Chief Operating Officer from June 2002 until October 2002, when he assumed the additional position of Chief Executive Officer. Mr. Long served as Senior Vice President of Transocean from May 1990 until the time of Transocean’s merger transaction with Sedco Forex, at which time he assumed the position of Executive Vice President. Mr. Long also served as Treasurer of Transocean from September 1997 until March 2001. Mr. Long has been employed by Transocean since 1976 and was elected Vice President in 1987.

      J. Michael Talbert has served as our Chairman of the Board since July 2002. He is Chairman of the Board of Directors of Transocean. He has served as a member of the Board of Directors of Transocean since September 1994. Mr. Talbert served as Chief Executive Officer of Transocean from September 1994 until October 2002, at which time he became Chairman of the Board of Directors. Mr. Talbert also served as Chairman of the Board of Transocean from September 1994 until the time of Transocean’s merger transaction with Sedco Forex and as President of Transocean from the time of such merger until December 2001. Prior to assuming his duties with Transocean, Mr. Talbert was President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is also a director of El Paso Corporation, a diversified natural gas company.

      Jan Rask has been our President and Chief Executive Officer and has served as a director since July 2002. Mr. Rask was Managing Director, Acquisitions and Special Projects, of Pride International, Inc., a contract drilling company, from September 2001 to July 2002, when he joined our company. From July 1996 to September 2001, Mr. Rask was President, Chief Executive Officer and a director of Marine Drilling Companies, Inc., a contract drilling company. Mr. Rask served as President and Chief Executive Officer of Arethusa (Off-Shore) Limited from May 1993 until the acquisition of Arethusa (Off-Shore) Limited by Diamond Offshore Drilling, Inc. in May 1996. Mr. Rask joined Arethusa (Off-Shore) Limited’s principal operating subsidiary in 1990 as its President and Chief Executive Officer. Mr. Rask has been a director of Veritas DGC Inc., an integrated geophysical service company, since 1998.

      T. Scott O’Keefe has been our Senior Vice President and Chief Financial Officer since July 2002. From April 2002 to July 2002, Mr. O’Keefe was an independent financial consultant. Mr. O’Keefe was Vice President of Pride International, Inc. from September 2001 until April 2002. Mr. O’Keefe was Senior Vice President, Chief Financial Officer and Secretary of Marine Drilling Companies, Inc. from January 1998 until September 2001. From April 1996 to January 1998, Mr. O’Keefe was a consultant to and Senior Vice President and Chief Financial Officer of Grey Wolf, Inc., a contract drilling company. From March 1995 to April 1996, Mr. O’Keefe provided financial consulting services to various energy companies. From June 1980 to March 1995, Mr. O’Keefe held various financial management positions with public and private oil and gas related companies. He began his professional career with Price Waterhouse & Co. in 1978.

      David J. Crowley has been our Vice President— Marketing since April 2003. Mr. Crowley was Director of Marketing at ENSCO International, Inc. from February 2001 to April 2003, when he joined our company. Mr. Crowley served as Manager of Marketing for the Schlumberger— Integrated Project Management group from November 1999 to January 2001. From February 1997 to October 1999, Mr. Crowley served as Manager of Marketing for Schlumberger Oilfield Services UK Ltd. Prior to February 1997, Mr. Crowley held various management positions in operations, engineering and marketing spanning 17 years for Sedco Inc. and Sedco Forex in Europe, West Africa, Middle East, India and Southeast Asia.

      Michael L. Kelley became our Vice President— Domestic Operations in February 2004 and in April 2004 he became Vice President— Operations. Mr. Kelley was Manager— Operations at ENSCO Offshore Company, the domestic offshore drilling division of ENSCO International, Inc., from April 1999 to January 2004. From June 1982 to April 1999, Mr. Kelley served in various capacities at R&B Falcon Corporation, the latest of which was as Drilling Superintendent from July 1991 to April 1999. Prior to June 1982, Mr. Kelley held various positions with Tierra Drilling Company.

      Lloyd M. Pellegrin has been our Vice President— Human Resources since November 2002. Mr. Pellegrin was Region Human Resource Manager, Shallow and Inland Water Region of Transocean from February 2001 until November 2002. From January 1998 until January 2001, Mr. Pellegrin served as Vice President, Administration of R&B Falcon Drilling USA, Inc. Mr. Pellegrin also served as Vice President, Administration with Falcon Drilling Company, Inc. from November 1992 until January 1998. Prior to November 1992, Mr. Pellegrin worked for Atlantic Pacific Marine Corp. for 15 years, most recently as Vice President, Administration.

      Randall A. Stafford became our Vice President, General Counsel and Corporate Secretary in January 2003. From January 2001 until January 2003, Mr. Stafford served as Associate General Counsel of Transocean. From January 2000 until January 2001, Mr. Stafford served as Counsel to R&B Falcon. From January 1990 until January 2000, Mr. Stafford was employed as Associate General Counsel of Pool Energy Services Company, an international oil and gas drilling and well servicing company that was acquired by Nabors Industries in November 1999.

      Dale W. Wilhelm has been our Vice President and Controller since July 2003. From July 2002 to July 2003, Mr. Wilhelm was an independent financial consultant. Mr. Wilhelm was Vice President and Controller of Marine Drilling Companies, Inc., a contract drilling company, from May 1998 to July 2002. From August 1997 to May 1998, Mr. Wilhelm was Corporate Controller of Continental Emsco Company, an oilfield equipment manufacturer and distributor, and from September 1994 to August 1997, he was Corporate Controller of Serv-Tech, Inc., an industrial maintenance provider. Mr. Wilhelm was Assistant Corporate Controller for CRSS Inc., an engineering and construction company, from May 1990 to September 1994. Prior to May 1990, Mr. Wilhelm was with the public accounting firm of KPMG, LLP as Audit Manager. Mr. Wilhelm is a certified public accountant.

Board and Committee Activity and Structure

      The audit committee, which consists of Messrs. Cauthen, Hix, Hamilton and Lindenauer (Chairman), reviews and reports to the board of directors the scope and results of audits by our outside auditor and our internal auditing function and reviews with the outside auditor the adequacy of our system of internal controls, with both Messrs. Hix and Lindenauer qualifying as “financial experts.” It reviews transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The audit committee also selects the firm of certified public accountants to serve as our outside auditor for each fiscal year, reviews the audit and other professional services rendered by the outside auditor and periodically reviews the independence of the outside auditor.

      The executive compensation committee, which consists of Messrs. Amonett, Cash, Hamilton and Long (Chairman), reviews and recommends to the board of directors the compensation and benefits of our executive officers, establishes and reviews general policies relating to our compensation and benefits and administers our stock plans.

      The corporate governance committee, which consists of Messrs. Amonett, Cash, Hix and Talbert (Chairman), assists the board of directors by (1) identifying individuals qualified to become members of the board of directors consistent with eligibility criteria approved by the board of directors, (2) recommending to the board of directors the director nominees to fill vacancies and to stand for election at the next annual meeting of stockholders, (3) reviewing and recommending the compensation of directors, (4) developing and recommending to the board of directors a set of corporate governance principles applicable to us, (5) recommending to the board of directors committee assignments for directors and (6) overseeing an annual review of board performance.

      In addition to regularly scheduled board and committee meetings, our non-management directors meet in executive sessions without the presence of management in conjunction with regularly-scheduled board meetings. These sessions are led by the Chairman of the Board of Directors, Mr. Talbert.

Voting Power and Governance Changes

      Upon completion of this offering a number of changes will occur in the voting power of our common stock and in our corporate governance, including the following:

•	no shares of our Class B common stock having five votes per share will remain outstanding,

•	only shares of our Class A common stock having one vote per share will remain outstanding,

•	our board of directors will become classified into three classes of directors with each class of directors serving staggered, three-year terms of office,

•	our board of directors will determine the term of office of each of our then incumbent directors by appointing each of them to serve in one of the three classes of directors,

•	we will no longer be exempt as a “controlled company” from full compliance with the Corporate Governance Rules of the New York Stock Exchange, which will result in changes to the composition of the executive compensation and corporate governance committees of our board of directors,

•	Transocean will be entitled to designate for nomination a number of directors that is proportionate to its ownership of our common stock,

•	Transocean will be entitled to designate at least one member of each committee of our board of directors, rather than a majority of the members of each committee of our board of directors,

•	Transocean will no longer have the right to designate the chairman of our board of directors,

•	our stockholders will no longer be entitled to act by written consent in lieu of a meeting,

•	our stockholders will only be able to remove directors for cause,

•	a supermajority vote will be required to amend certain provisions of our certificate of incorporation, and

•	a number of arrangements that give Transocean the contractual right to influence our governance for so long as it owns shares representing a majority of the voting power of our outstanding voting stock will terminate but other contractual rights, predicated on lower levels of voting power by Transocean, will remain in effect.

      Transocean has informed us that it intends to agree in the underwriting agreement that the conversion of all of its shares of our Class B common stock not sold in this offering into shares of our Class A common stock will be a condition to closing. When it converts the shares, we will then have shares of only one class of capital stock outstanding, our Class A common stock. Each share of Class A common stock will continue to be entitled to one vote per share. Consequently, Transocean will no longer own shares representing a majority of the voting power of our outstanding voting stock upon completion of this offering.

      Transocean has advised us that it expects two of our directors who are affiliated with Transocean to resign from our board of directors no later than when our board of directors identifies a replacement director for each who is independent and unaffiliated with Transocean.

      Our amended and restated certificate of incorporation provides that beginning at the time Transocean ceases to own at least a majority of the voting power of our outstanding voting stock, our directors will be divided into three classes serving staggered, three-year terms. That event will occur upon completion of this offering. Our amended and restated certificate of incorporation also provides that our board of directors will then appoint individual directors to each of the three classes of directors, in advance of the event triggering the classification of our directors if practicable. Our board has made the necessary appointments which will become effective upon completion of this offering. Class I, having an initial term through our first annual meeting in 2005, is expected to be comprised of Messrs. Amonett and Rask. Class II, having an initial term through our annual meeting in 2006, is expected to be comprised of Messrs. Cash, Hamilton and Hix. Class III, having an initial term through our annual meeting in 2007, is expected to be comprised of Messrs. Cauthen, Lindenauer, Long and Talbert.

      We will cease to be a “controlled company” within the meaning of the Corporate Governance Rules of the New York Stock Exchange upon completion of this offering and will no longer be eligible for certain exemptions from those rules upon which we have relied that were predicated on our status as a controlled company. Instead, we will be required to become fully compliant with the Corporate Governance Rules within permitted transition periods. For instance, within 90 days after the completion of this offering a majority of the directors who serve on our corporate governance and executive compensation committees will have to be independent, and within one year after the completion of this offering all of the directors who serve on those committees will have to be independent. Presently, a majority of the members of our board of directors are independent and a majority of the directors who serve on our corporate governance and executive compensation committees are independent. We expect that all of the directors that serve on the corporate governance and executive compensation committees will be independent within one year after the completion of this offering. Mr. Cauthen had advised us in connection with the IPO that he intended to resign from our audit committee within one year from the date of our IPO in order to satisfy New York Stock Exchange and Securities and Exchange Commission requirements that all members of an audit committee be independent.

      The master separation agreement provides Transocean with a number of contractual rights to influence or control our governance and operations. Many of those rights will terminate upon completion of this offering because those rights are predicated upon Transocean continuing to own voting stock having at least a majority of the voting power of our outstanding voting stock. That condition will no longer exist upon completion of this offering. Other rights to which Transocean is entitled will continue in effect because their existence is predicated on lower voting power thresholds, such as Transocean continuing to own voting stock having at least 15% of the voting power of our outstanding voting stock. We expect that Transocean will own immediately after the completion of this offering Class A common stock having approximately 25% of the total voting power of our common stock, or 22% if the underwriters exercise their over-allotment option in full. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean—

Master Separation Agreement,” for information regarding the continuing rights of Transocean to influence our governance and operations and those rights that will terminate upon completion of this offering.

Summary Compensation Table

      The following table shows the aggregate compensation paid to our chief executive officer and four other most highly compensated executive officers (the “Named Executive Officers”) during the years ended December 31, 2002 and 2003. All information set forth in this table reflects compensation earned by these individuals for the years ended December 31, 2002 and 2003.

Summary Compensation Table

						Long-Term
						Compensation Awards
		Annual Compensation
						Restricted	Securities	All Other
					Other Annual	Stock	Underlying	Compensation
Name and Principal Position	Year	Salary($)		Bonus($)(a)	Compensation($)	Award($)	Options/SARs(b)	($)(c)

Jan Rask	2003	530,000		-0-	—	—	—	2,347
President and Chief	2002	242,917	(d)	194,103	—	—	—	150
Executive Officer

T. Scott O’Keefe	2003	260,000		19,500	—	—	—	9,360
Senior Vice President and	2002	118,333	(d)	66,207	—	—	—	1,125
Chief Financial Officer

David J. Crowley	2003	129,026	(d)	9,677	39,808 (e)	—	—	3,709
Vice President— Marketing	2002	—		—	—	—	—	—

Rodney W. Meisetschlaeger	2003	178,861		-0-	—	—	—	8,566
Vice President— Offshore	2002	174,580		36,941	—	—	10,500	8,068
Operations(f)

Randall A. Stafford	2003	170,000		1,913	—	—	—	360
Vice President, General	2002	145,000		23,849	—	—	6,500	360
Counsel and Corporate Secretary

(a)	The amounts under “Bonus” for 2003 and 2002 represent amounts earned with respect to such year but paid during the following year.

(b)	Represents options to purchase Transocean ordinary shares at fair market value on the date of the grants.

(c)	The amounts shown as “All Other Compensation” represent:

		Savings Plan	Payments Under
		Matching	Life Insurance
	Year	Contributions	Program

Mr. Rask	2003	$1,987	$360
	2002	—	150
Mr. O’Keefe	2003	9,000	360
	2002	975	150
Mr. Crowley	2003	3,469	240
	2002	—	—
Mr. Meisetschlaeger	2003	8,100	466
	2002	7,856	212
Mr. Stafford	2003	—	360
	2002	—	360

(d)	Mr. Rask, Mr. O’Keefe and Mr. Crowley began their employment with us on July 16, 2002, July 18, 2002 and April 21, 2003, respectively. Their annual base salaries were $530,000, $260,000 and $185,000, respectively.

(e)	Represents moving expense reimbursements.

(f)	Mr. Meisetschlaeger left our company in January 2004.

Grants and Exercises of Transocean Stock Options

      There were no grants of options to acquire our common stock or Transocean ordinary shares to the executive officers named in the summary compensation table above, or exercises of such options by such executive officers, in the year ended December 31, 2003.

Employment Agreements and Change of Control Arrangements

      We entered into an employment agreement with Mr. Jan Rask effective as of July 16, 2002, as amended on December 12, 2003, to serve as our Chief Executive Officer and President in exchange for specified compensation and benefits. The initial term of his employment agreement ends on January 16, 2007. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. Rask’s employment agreement calls for a minimum base salary of $530,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. Rask the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. Rask’s annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For each year of the initial term of his employment agreement, Mr. Rask’s annual target bonus will be no less than 70% of his base salary. Under the agreement, Mr. Rask also is eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

      Pursuant to his employment agreement, on the closing date of the IPO, Mr. Rask received a nonqualified stock option to purchase 1,200,000 shares of Class A common stock at an exercise price of $12.00 per share. The option has a ten-year term (except in the case of Mr. Rask’s termination) and one-half of the shares subject to the option became exercisable on February 10, 2004. The remaining shares subject to the option become exercisable on February 10, 2005 and 2006 in equal increments. In addition to the option, Mr. Rask received 156,496 of restricted shares of Class A common stock. The restricted shares vest on July 16, 2005. The option and restricted shares are subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement.

      We entered into an employment agreement with Mr. T. Scott O’Keefe effective as of July 18, 2002, as amended on December 12, 2003, to serve as our Chief Financial Officer and Senior Vice President in exchange for specified compensation and benefits. The initial term of his employment agreement ends on January 18, 2006. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. O’Keefe’s employment agreement calls for a minimum base salary of $260,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. O’Keefe the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. O’Keefe’s annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For each year of the initial term of his employment agreement, Mr. O’Keefe’s annual target bonus will be no less than 50% of his base salary. Under the agreement, Mr. O’Keefe also is eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

      Pursuant to his employment agreement, on the closing date of the IPO, Mr. O’Keefe received a nonqualified stock option to purchase 210,000 shares of Class A common stock at an exercise price of $12.00 per share. The option has a 10-year term (except in the case of Mr. O’Keefe’s termination) and one-half of the shares subject to the option became exercisable on February 10, 2004. The remaining shares subject to the option become exercisable on February 10, 2005 and 2006 in equal increments. The option is subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement.

      We entered into an employment agreement with Mr. David J. Crowley effective as of April 21, 2003, to serve as our Vice President— Marketing in exchange for specified compensation and benefits. The initial term of his employment ends on April 21, 2005. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. Crowley’s employment agreement calls for a minimum base salary of $185,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. Crowley the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. Crowley’s annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For the term of his employment agreement, Mr. Crowley’s annual bonus target will be no less than 50% of his base salary. Mr. Crowley is also eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

      Pursuant to his employment agreement, on the closing date of the IPO, Mr. Crowley received a nonqualified stock option to purchase 100,000 shares of Class A common stock at an exercise price of $12.00 per share. The option has a 10-year term (except in the case of Mr. Crowley’s termination) and one-third of the shares subject to the option become exercisable on each of February 10, 2005, 2006, and 2007. The option is subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement.

      Under these employment agreements, if any of Mr. Rask, Mr. O’Keefe or Mr. Crowley voluntarily terminates his employment (other than in connection with a “change in control” as defined in the agreements) with 90 days’ advance written notice or if his employment is terminated due to death or disability, he will receive his unpaid base salary through his termination date, any bonus payable for the relevant year and any other benefits to which he has a vested right. Additionally, in the event of a termination due to death or disability, the option and restricted shares awarded to him, if any, will fully vest and the option will remain exercisable for its full term.

      Upon termination of his employment by us (except under limited circumstances defined as for “cause” in the agreements), the officer will receive (1) his unpaid base salary for his remaining employment term (which includes the initial term and any renewals), (2) any bonus payable for the relevant year, (3) full vesting of the option awarded to him, if any, and exercisability through its full term, (4) full vesting of restricted shares awarded to him, if any, and (5) any other benefits to which he has a vested right.

      In the event of a termination of his employment by us (except under limited circumstances defined as for “cause” in the agreements) or by the officer for specified reasons, such as his removal from the position of Chief Executive Officer and President in the case of Mr. Rask, the position of Chief Financial Officer and Senior Vice President in the case of Mr. O’Keefe, or the position of Vice President— Marketing in the case of Mr. Crowley, or the assignment to him of duties materially inconsistent with his position with us (for “good reason”), within the 18-month period immediately following a “change in control” as defined in the agreement (a “change in control termination”), the officer will be entitled to receive (1) three times in the case of Mr. Rask, two and one-half times in the case of Mr. O’Keefe, and two times in the case of Mr. Crowley, his annual compensation for the year of termination (which is the sum of his base salary and his annual target bonus, or, if greater, the highest bonus paid to him under the agreement during the most recent 36-month period), (2) any bonus payable for the relevant year, (3) continuation of specified welfare benefits for three years, (4) full vesting of the option awarded to him, if any, and exercisability through its full term, and (5) full vesting of restricted shares awarded to him, if any.

      The employment agreements include “change in control” provisions, as described in the preceding paragraph, which provide certain benefits in the event of a change in control of TODCO to the executives party to such agreements. Under the employment agreements, a “change in control” occurs upon the satisfaction of any of the following three conditions:

(1) the acquisition by any individual, entity or group of shares representing 20% or more of the voting power of our outstanding voting stock, subject to various specific exceptions including those relating to acquisitions by or from us and acquisitions from Transocean pursuant to either tax-free “spin-off” transactions or registered offerings,

(2) the time when individuals who currently are members of our board of directors (or whose election is approved by the board of directors or Transocean) cease for any reason to constitute at least a majority of the members of our board of directors, and

(3) the consummation of a reorganization, merger, conversion or consolidation or sale or other disposition of all or substantially all of our assets, provided that none of the exceptions in condition (1) above apply in the transaction.

      The employment agreements also provide for covenants limiting competition with us, or any of our affiliates, and limited solicitation for employment of any of our employees, or any of our affiliates. Mr. Rask’s agreement provides such restrictive covenants for 18 months following a change in control termination or for one year following any other termination of employment and a covenant to keep specified nonpublic information relating to us, or any of our affiliates, confidential. For Mr. O’Keefe and Mr. Crowley, the restrictive covenants are identical except that they are enforceable for 12 months following a change in control termination or for six months following any other termination of employment. With respect to any payment or distribution to Mr. Rask, Mr. O’Keefe or Mr. Crowley, the agreements provide for a tax gross-up payment designed to keep each individual whole with respect to any taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

Severance Policy and Change of Control Arrangements

      Our board of directors has adopted a Severance Policy for specified employees who are not entitled to change of control benefits under a written employment agreement. The benefits under this policy are not available to Messrs. Rask, O’Keefe or Crowley because each of those officers is already entitled to change of control benefits under an employment agreement with us, as described above in “Employment Agreements and Change of Control Arrangements.” The benefits are available to our other officers, including Mr. Stafford. In the event of a termination of the employment of Mr. Stafford by us or by him for specified reasons, such as receipt of notification of salary reduction, reduction in job title, significant reduction of responsibilities or relocation of employment, within the one-year period immediately following a “change of control” as defined in the policy, he will be entitled to receive an amount equal to his annual compensation for the year of termination (the sum of his base salary and his annual target bonus).

Director Compensation

      Directors who are also full-time officers or employees of our company or officers or employees of Transocean receive no additional compensation for serving as directors. All other directors receive an annual retainer of $25,000. The audit committee chairman receives an additional $15,000 annual retainer. The compensation committee chairman and corporate governance committee chairman do not currently receive an additional annual retainer since they are currently officers of Transocean. Nonemployee directors also receive a fee of $1,500 for each board or board committee meeting attended in person or by telephone, plus incurred expenses where appropriate.

      Each outside director is granted 5,000 restricted shares of our Class A common stock when elected or appointed to the board. Following this restricted stock grant, if the outside director remains in office, the director will be granted an option to purchase 5,000 shares of Class A common stock after each annual meeting of stockholders at the fair market value of those shares on the date of grant. Since we did not hold an annual meeting of stockholders after becoming a public company in 2004, the 2004 option grant was made effective as of the meeting of our board of directors in May 2004. Because awards to outside directors are not specified in our Long-Term Incentive Plan, the board will have authority to determine the awards made to outside directors under the plan from time to time without the prior approval of our stockholders.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Securities Authorized for Issuance under Equity Compensation Plan

      The following table provides information with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance to employees or non-employees (such as directors, consultants, advisors, vendors, customers, suppliers or lenders), as of December 1, 2004:

Number of Securities
	Number of Securities		Remaining Available for
	to Be Issued upon	Weighted-Average	Future Issuance Under
	Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,658,617	$12.03/share	1,036,853
Equity compensation plans not approved by security holders	—	—	—

Total	1,658,617	$12.03/share	1,036,853

MANAGEMENT AND OTHER PRINCIPAL STOCKHOLDERS

Security Ownership of Directors, Executive Officers and Other Principal Stockholders of TODCO Shares

      The following table sets forth certain information known to us as of December 1, 2004 with respect to the beneficial ownership of our common stock by (i) each stockholder known by us to own beneficially more than 5% of the outstanding shares of any class of common stock, (ii) each director, (iii) the Named Executive Officers, and (iv) all directors and executive officers as a group.

	Class A			Class B
	Common Stock			Common Stock

Name or Identity of	Number of Shares			Number of Shares
Group and Address	Beneficially Owned		Percent	Beneficially Owned	Percent

Directors and Named Executive Officers:
Thomas N. Amonett(a)	10,000		*	0	*
R. Don Cash(a)	11,000		*	0	*
Gregory L. Cauthen	0		*	0	*
Thomas M Hamilton	10,000		*	0	*
Thomas R. Hix(a)	10,000		*	0	*
Arthur Lindenauer(a)	10,000		*	0	*
Robert L. Long	0		*	0	*
J. Michael Talbert	5,000		*	0	*
Jan Rask(a)	756,496		2.3%	0	*
T. Scott O’Keefe(a)	105,000		*	0	*
David J. Crowley	0		*	0	*
Michael L. Kelley	0		*	0	*
Lloyd M. Pellegrin	1,831		*	0	*
Randall A. Stafford	2,394		*	0	*
Dale W. Wilhelm	0		*	0	*
All directors and executive officers as a group (15 persons)(a)	921,721		2.8%	0	*
Other principal stockholders:
Transocean Inc.	28,260,000	(b)	46.9%	28,260,000	100%
4 Greenway Plaza Houston, TX 77046
Capital Research and Management Company	1,600,000	(c)	5.0%	0	*
333 South Hope Street Los Angeles, CA 90071

(a)	Includes the following number of shares of our Class A common stock which the named party has the right to acquire upon exercise of stock options that are (i) currently exercisable or (ii) exercisable within 60 days of the date hereof: Mr. Amonett— 5,000; Mr. Cash— 5,000; Mr. Hix— 5,000; Mr. Lindenauer— 5,000; Mr. Rask— 600,000; Mr. O’Keefe— 105,000 and all executive officers and directors as a group— 725,000.

(b)	Includes 28,260,000 shares of our Class B common stock held by Transocean which is convertible into Class A common stock.

(c)	In filings with the SEC, Capital Research and Management Company has stated that it is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and may be deemed to be the beneficial owner of 1,600,000 shares of Class A common stock as a result of acting as investment adviser to various investment companies. In these filings, Capital Research and Management Company disclaims beneficial ownership of such shares held by the investment companies, stating that it does not have voting or dispositive power with respect to such shares.

*	Less than 1%

Security Ownership of Directors and Executive Officers of Transocean Shares

      The following table sets forth information as of December 1, 2004 with respect to the beneficial ownership of Transocean ordinary shares by each of our directors and Named Executive Officers, and all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes, each individual has sole voting and investment power with respect to the shares set forth in the following table. Each director and executive officer and the directors and executive officers as a group beneficially own less than 1% of Transocean’s ordinary shares.

Shares Owned
Name of Beneficial Owner(a)	Beneficially(b)(c)

Jan Rask	—
T. Scott O’Keefe	—
David J. Crowley	—
Michael L. Kelley	—
Lloyd M. Pellegrin(d)	37,734
Randall A. Stafford	29,640
Dale W. Wilhelm	1,250
Thomas R. Hix	—
Arthur Lindenauer	25,121
Gregory L. Cauthen(d)(e)	59,800
Robert L. Long(d)(f)	270,152
J. Michael Talbert(d)(g)	827,400
Thomas N. Amonett	—
R. Don Cash	—
Thomas M Hamilton	—
All directors and executive officers as a group(d)	1,251,097

(a)	The business address of each director and executive officer is c/o TODCO, 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042.

(b)	Beneficial ownership means the sole or shared power to vote, or to direct the voting of, Transocean ordinary shares, or investment power with respect to Transocean ordinary shares, or any combination of the foregoing.

(c)	Includes options exercisable within 60 days held by Messrs. Pellegrin (25,640), Stafford (29,640), Cauthen (37,189), Lindenauer (20,000), Long (262,046) and Talbert (827,400).

(d)	Includes:

					All Directors and
					Executive Officers
	Mr. Pellegrin	Mr. Cauthen	Mr. Long	Mr. Talbert	as a Group

Shares held by Trustee under 401(k) Plan	1,870	—	3,646	—	5,516
Shares held in Employee Stock Purchase Plan	—	1,351	4,461	—	5,812

(e)	Includes options exercisable within 60 days (19,760) held by Trustee under a 401(k) plan (125) of Mr. Cauthen’s wife for which he disclaims beneficial ownership.

(f)	Includes 34,322 shares held in a joint account with his wife.

(g)	Includes 78,536 shares held in a joint account with his wife.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Merger with Transocean

      We were incorporated in Delaware on July 7, 1997. On January 31, 2001, we completed a merger transaction with Transocean in which an indirect subsidiary of Transocean, TSF Delaware Inc., merged with and into our company, which was then named R&B Falcon Corporation. On December 13, 2002, R&B Falcon changed its name to TODCO.

Asset Transfers to Transocean

      For a description of the risks related to the transactions with Transocean described below, see “Risk Factors— Risks Related to Our Largest Stockholder Transocean.” The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

      The following describes transfers of our assets to Transocean between the date of our acquisition by Transocean and the closing of the IPO. None of the drilling rigs transferred to Transocean are currently involved in the business activities that fall within the TODCO business as defined in the master separation agreement. See “—Relationship Between Us and Transocean— Master Separation Agreement.”

      In August 2001, we sold, in separate transactions, the drilling units Jack Bates, Deepwater Millennium, Deepwater Expedition, Peregrine I, Deepwater Horizon, C. Kirk Rhein, Falcon 100, Deepwater Navigator and Deepwater Discovery to Transocean for net proceeds of $1,615.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, $1,190.0 million of debt we owed to Transocean was cancelled. We incurred this debt in connection with the retirement of some of our then-outstanding public debt. In addition, Transocean delivered to us promissory notes due August 17, 2011 bearing interest at 5.72% payable annually in an aggregate principal amount of $425.0 million. In December 2002, Transocean repaid to us the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest. At the time of the sales, each of the drilling units was being utilized under a drilling contract between one of our subsidiaries and a customer. These contracts were not transferred and we secured the continued use of the drilling units for the purpose of performing these contracts through charters or other arrangements. These charters or other arrangements were terminated or transferred to Transocean prior to the closing of the IPO.

      In April 2002, we sold, in separate transactions, the drilling units Harvey H. Ward and Roger W. Mowell to Transocean for an aggregate net price of $93.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, Transocean delivered to us promissory notes due April 3, 2012 bearing interest at 5.5% payable annually in an aggregate principal amount of $93.0 million. The notes can be prepaid at any time at Transocean’s option, without penalty. In December 2002, Transocean repaid to us the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

      In July 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units W.D. Kent, Charley Graves and J.W. McLean to Transocean. Simultaneous with the distributions, we entered into a demise party charter agreement with Transocean for each rig whereby Transocean chartered the drilling units to us at a fixed daily rate aggregating $49,800. Additionally, we entered into a master brokerage agreement with Transocean for each drilling unit whereby we marketed that drilling unit in exchange for a fee equal to 2% of the payment due Transocean under the demise charter. Both the master brokerage agreements and the demise party charters were terminated on September 30, 2002.

      Also in July 2002, we sold, in separate transactions, the following subsidiaries to Transocean, in exchange for total cash consideration of approximately $1.1 million: (1) RB Mediterranean Ltd., which holds oil and gas interests outside the United States, (2) RB Anton Ltd., which holds oil and gas interests outside the United States, (3) RB Astrid Ltd., which holds oil and gas interests outside the United States, and (4) PT

RBF Offshore Drilling, which has drilling operations in Indonesia. The sale prices for RB Mediterranean Ltd. and PT RBF Offshore Drilling were determined by Transocean based on internal valuations. The sale prices for RB Anton Ltd. and RB Astrid Ltd. were determined by Transocean based on recommendations by Argonauta Exploration & Production Services, a third party consulting firm that manages the assets held by those entities.

      Effective August 1, 2002, Transocean assumed sponsorship of specified employee benefits plans, as more fully described in “—Relationship Between Us and Transocean— Employee Matters Agreement.”

      In September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the stock of the following subsidiaries to Transocean: (1) R&B Falcon Canada Co., which has drilling operations in Canada, (2) Shore Services, LLC, which has shore base operations in Italy, (3) R&B Falcon Inc., LLC, which has a branch in Saudi Arabia, (4) R&B Falcon (M) Sdn. Bhd., which has drilling operations in Malaysia, (5) R&B Falcon International Energy Services BV, which has drilling operations outside the United States, (6) R&B Falcon BV, which has operations outside the United States, (7) Transocean Offshore Drilling Services LLC, which owns the drilling unit J.T. Angel, and (8) RBF Rig Corporation LLC, which owns the drilling unit C.E. Thornton. Additionally, in September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units F.G. McClintock, Peregrine III and Land Rig 34 as well as certain surplus equipment to Transocean.

      Also in September 2002, we sold the stock of R&B Falcon (Ireland) Limited, which has drilling operations outside the United States, to Transocean for cash consideration of approximately $1.4 million. The sale price was determined by Transocean based on internal valuations.

      In October 2002, we assigned our leasehold interest in the drilling unit M.G. Hulme, Jr. to Transocean for no consideration. Additionally, we assigned the drilling contract for the drilling unit Deepwater Horizon to Transocean for no consideration in the same month.

      In November 2002, we distributed as an in-kind dividend for no consideration the drilling unit Randolph Yost to Transocean. Additionally, we assigned the drilling contract for the drilling unit Deepwater Discovery to Transocean for no consideration in the same month.

      In December 2002, we distributed to Transocean as an in-kind dividend for no consideration the stock of the following subsidiaries: (1) Falcon Atlantic Ltd., which has operations outside the United States; and (2) R&B Falcon Drilling do Brasil, Ltda., which has shore base operations in Brazil. Also in December 2002, we transferred the drilling units D.R. Stewart and George H. Galloway to Transocean for no consideration and we assigned our rights and obligations under a rig sharing agreement for the drilling unit Deepwater Millenium to Transocean for no consideration.

      Also in December 2002, we assigned the drilling contracts for the drilling units Deepwater Navigator and Peregrine I to Transocean for no consideration.

      In January 2003, we assigned to Transocean for no consideration a 12.5% undivided interest in an aircraft at net book value of $1.0 million. The transaction was recorded as a decrease to additional paid-in capital.

      Also in January 2003, we distributed to Transocean as an in-kind dividend for no consideration some accounts receivable balances from related parties in the amount of $200.9 million. The transaction was recorded as a decrease to additional paid-in capital.

      In February 2003, we distributed to Transocean for no consideration the stock of our subsidiaries R&B Falcon (A) Pty. Ltd., which owns the drilling unit Ron Tappmeyer and Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda., a dormant Brazilian entity. The aggregate net book value of $44.6 million for these transfers was recorded as a decrease to additional paid-in capital.

      In March 2003, we sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales price was determined based on an appraisal by Professor Terje Hansen of the Norwegian School of Economics and Business Administration, taking into account the values of the drilling units provided by R.S. Platou (U.S.A.) Inc. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of our 6.95% notes due April 2008. The market value attributed to the notes, 113.21% of the principal amount, was determined by Transocean based on available market information.

      In March 2003, we assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration. Additionally, in March 2003, we distributed to Transocean miscellaneous deepwater assets with a value of $1.4 million for no consideration. The transactions were recorded as a decrease to additional paid-in capital.

      In May 2003, we sold to Transocean Cliffs Platform Rig 1 in consideration for the cancellation of $13.9 million principal amount of the 6.95% Senior Notes held by Transocean. The sales price was determined based on an appraisal by R.S. Platou (U.S.A.) Inc. We recorded the excess of the sales price over the net book value of the rig of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million.

      In May 2003, we sold to Transocean our 50% interest in Deepwater Drilling L.L.C. (“DD LLC”), which leases the drilling unit Deepwater Pathfinder, and our 60% interest in Deepwater Drilling II L.L.C. (“DDII LLC”), which leases the Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of our debt held by Transocean. The value of our interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. We recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital paid the year ended December 31, 2003.

      In June 2003, we sold to Transocean our membership interests in our wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes, repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of our outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account the valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. We recorded the excess of the net book value over the sales price of our membership interests of $60.9 million as a loss on sale of assets and a pre-tax loss on the retirement of debt of $48.0 million for the year ended December 31, 2003.

      At the time of the transactions, some of the drilling units discussed above were being utilized in connection with drilling contracts between our subsidiaries and customers. These contracts were not transferred and we secured the use of the drilling units for the purpose of performing these contracts through charters or other arrangements. The costs of these charters or other arrangements are included in discontinued operations and totaled $0.8 million, $233.8 million and $96.8 million for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively.

      In August 2003, Transocean made a payment to us of $11.4 million in order for us to have the amount of cash and cash equivalents agreed to between us and Transocean, as more fully described in “—Relationship Between Us and Transocean— Master Separation Agreement— Transfer of Assets and Assignment of Liabilities.”

      In December 2003, Transocean made an equity contribution to us of $84.7 million in return for intercompany payable balances we owed to Transocean.

      In February 2004, prior to the IPO, we exchanged $45,784,000, $152,463,000 and $289,793,000 in principal amount of our outstanding 7.375%, 6.750% and 9.500% notes, respectively, held by Transocean for 3,940,406 shares of our Class B common stock. Immediately following this exchange, we declared a dividend of 11.1447508 shares of our Class B common stock with respect to each share of our Class B common stock outstanding immediately following the exchange. As a result, 60,000,000 shares of our Class B common stock were issued and outstanding immediately prior to the IPO. Transocean currently holds 28,260,000 shares of Class B common stock. The Class B common stock is convertible at any time into shares of Class A common stock on a share per share basis at the sole option of Transocean. The stock for debt exchange was exempt from registration pursuant to Section 4(2) of the Securities Act.

      Prior to the closing of the IPO, we completed the following transactions:

•	We assigned to Transocean for no consideration any other agreements relating to drilling units and other assets not owned by us or our subsidiaries upon the closing of the IPO.

•	We assigned to Transocean the rights to any receivables outstanding upon the closing of the IPO which were not related to the “TODCO business” as that term is used in the master separation agreement. We will remit the proceeds from those receivables as they are collected.

•	We transferred to Transocean any remaining miscellaneous equipment and other assets that did not relate to our business following the closing of the IPO.

      To the extent the transfer of legal title to any of the above assets could not be completed prior to the closing of the IPO, beneficial ownership of such assets was transferred to Transocean, and we or our applicable subsidiary held such assets as agent for the other party until such time as legal title could be transferred. See “—Relationship Between Us and Transocean— Master Separation Agreement— Transfer of Assets and Assignment of Liabilities.”

Debt Retirement and Debt Exchange Offers

      In March 2002, in conjunction with Transocean, we completed exchange offers and consent solicitations for our 6.50% notes due 2003, 6.75% notes due 2005, 6.95% notes due 2008, 7.375% notes due 2018, 9.125% notes due 2003 and 9.50% notes due 2008. As a result of these exchange offers and consent solicitations, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of our outstanding 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes, respectively, for newly issued 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes of Transocean having the same principal amount, interest rate, redemption terms and payment and maturity dates. Approximately $38.8 million principal amount of notes were not exchanged in the exchange offers and $23.6 million principal amount of the notes remains outstanding. Because the holders of a majority in principal amount of each of these series of notes consented to amendments to the indentures under which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. In connection with the exchange offers, we made an aggregate of $8.3 million in consent payments to holders of our notes. At December 31, 2003 and December 31, 2002, $488.1 million and $936.6 million principal amount of the notes, respectively, was outstanding to Transocean. Interest expense related to these notes was $3.1 million for the nine months ended September 30, 2004, $42.7 million for the year ended December 31, 2003 and $77.9 million for the year ended December 31, 2002.

      In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount of the 6.50% and 9.125% notes payable to Transocean, respectively, and approximately $189.8 million of the principal amount of the 6.75% notes payable to Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean’s repurchase of approximately $518.0 million aggregate principal amount of the notes receivable plus accrued and unpaid interest.

      In March 2003, we acquired approximately $233.3 million principal amount of the 6.95% notes due April 2008 in exchange for the stock of Arcade. See “—Asset Transfers to Transocean.”

      In April 2003, we repaid all of the $5.0 million principal amount of the 6.50% notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. We funded the repayment from a capital contribution received from Transocean.

      In May 2003, we repurchased and retired the entire $50.0 million principal amount of the 9.41% Nautilus Class A2 Notes due May 2005. We recorded a pre-tax loss on retirement of debt of approximately

$5.5 million. We funded the repurchases from a capital contribution received from Transocean as well as cash on hand.

      In May 2003, we acquired $13.9 million principal amount of the 6.95% notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. We recorded a pre-tax loss on retirement of debt of approximately $1.5 million. See “—Asset Transfers to Transocean.”

      In May 2003, we acquired $43.7 million principal amount of the 2.76% fixed rate promissory note issued by us to Transocean, scheduled to mature on April 6, 2005 in exchange for the sale of our 50% interest in DD LLC and our 60% interest in DDII LLC to Transocean. See “—Asset Transfers to Transocean.”

      In June 2003, we acquired $200.7 million principal amount of the 7.375% notes, the remaining $37.5 million principal amount of the 2.76% fixed rate promissory note and $0.6 million principal amount of the 6.95% notes in exchange for the sale to Transocean of our wholly owned subsidiary R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. We recorded a pre-tax loss on retirement of debt of approximately $48.0 million. See “—Asset Transfers to Transocean.”

      As described above, Transocean exchanged a portion of the notes it acquired in the exchange offer as consideration for the asset transfers described in “—Asset Transfers to Transocean.” Prior to the closing of the IPO, Transocean exchanged the balance of the notes for newly issued shares of our Class B common stock. The determination of the number of shares issued was based on a method that took into account the initial public offering price. Prior to these retirement transactions, our outstanding common stock was reclassified into shares of Class B common stock. Following the reclassification, the retirement transactions and a stock split, Transocean held an aggregate of 60,000,000 shares of Class B common stock prior to the closing of the IPO. A portion of these shares of Class B common stock was sold and converted into shares of Class A common stock in the IPO.

Revolving Credit Agreement

      We were a party to a $1.8 billion two-year revolving credit agreement with Transocean, dated April 6, 2001. Amounts outstanding under the revolver bore interest payable quarterly at LIBOR plus 0.575% to 1.300% depending on our senior unsecured public debt rating. In April 2001 we borrowed approximately $1.3 billion under this credit agreement to retire some of our then-outstanding public debt. For a description of the debt retirements, see “Third Party Obligations—Third Party Debt— Redeemed and Repurchased Debt” in Note 6 to our consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. This line of credit expired April 6, 2003 and, as of that date, the approximately $81.2 million then outstanding under the line was converted into the 2.76% fixed rate promissory note. This note was cancelled in connection with the sale of some of the Transocean Assets to Transocean, as described in “—Asset Transfers to Transocean” above.

Administrative Support Services

      Prior to June 30, 2003, Transocean provided administrative support services to us. Transocean charged us a proportional share of its administrative costs based on estimates of the percentage of work the relevant Transocean departments performed for us. This arrangement was terminated prior to June 30, 2003. Specified administrative support services are now provided by Transocean to us under the transition services agreement. See “—Relationship Between Us and Transocean— Transition Services Agreement.”

Purchase of Minority Interests in Reading & Bates Development Co.

      In January 2001, prior to our merger transaction with Transocean, we purchased for $34.7 million the minority interest of approximately 13.6% in Reading & Bates Development Co. (“Devco”), which was owned by our former directors and employees and directors and employees of Devco (including our former directors Paul B. Loyd, Jr. and Charles A. Donabedian, both also former directors of Transocean). In connection with the purchase, a $300,000 bonus was paid to our former director Richard A. Pattarozzi, a current director of Transocean. The purchase price was based on a valuation by a third party advisor.

Relationship Between Us and Transocean

      We have provided below a summary description of the material terms and conditions of a master separation agreement and several other important related agreements between Transocean and us. We encourage you to read the full text of these agreements which have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to the registration statement of which this prospectus is a part.

Master Separation Agreement

      The master separation agreement between Transocean and us provides for the completion of the separation of our assets and businesses from those of Transocean. In addition, it contains several agreements governing the relationship between us and Transocean following the IPO and specifies the ancillary agreements that we and Transocean signed.

TODCO Business

      The master separation agreement defines the TODCO business to mean the following businesses and activities:

•	contract drilling, workover, production and similar services for oil and gas wells using jackup, submersible, barge (including workover) and platform drilling rigs in the U.S. Gulf of Mexico and U.S. inland waters, including maintenance and mobilization activities to the extent related to rigs providing these services,

•	contract drilling, workover, production and similar services for oil and gas wells in and offshore Mexico, Trinidad, Colombia and Venezuela (including the turnkey drilling services formerly provided by our subsidiaries in Venezuela), including maintenance and mobilization activities to the extent related to rigs providing these services,

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs owned by us or our subsidiaries after the closing of the IPO,

•	office or yard facilities owned or used by us and our subsidiaries to the extent related to the services and activities described in this definition,

•	our joint venture interest in Delta Towing Holdings, LLC, the operation of the business transferred to Delta Towing prior to that transfer and the notes issued in connection with that transfer,

•	our investment in Energy Virtual Partners, Inc. and Energy Virtual Partners, LP (both of which have been liquidated),

•	activities that were related primarily to the above activities at the time those activities ceased, and

•	any business conducted by TODCO or any of its subsidiaries after the closing of the IPO.

      The following businesses and activities are excluded from the definition of the TODCO business to the extent they were conducted prior to the closing of the IPO:

•	contract drilling, workover, production or similar services for oil and gas wells using semisubmersibles and drillships in the U.S. Gulf of Mexico, including maintenance and mobilization activities to the extent related to rigs providing these services,

•	contract drilling, workover, production or similar services for oil and gas wells in geographic regions outside of the U.S. Gulf of Mexico, U.S. inland waters, Mexico, Colombia, Trinidad and Venezuela, including maintenance and mobilization activities to the extent related to rigs providing these services and such services using land rigs,

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs or other assets owned by (1) Transocean or its subsidiaries (excluding us) after the closing of the IPO or (2) neither Transocean nor us after the closing of the IPO,

•	oil and gas exploration and production activities (but not including our ownership interest in Energy Virtual Partners, Inc. and Energy Virtual Partners LP, both of which have been liquidated),

•	coal production activities, and

•	the turnkey drilling business that we formerly operated in the U.S. Gulf of Mexico and offshore Mexico, except that contract drilling services provided to that business which otherwise fall within the definition of TODCO business are not excluded.

Transfer of Assets and Assignment of Liabilities

      We have transferred the stock of various subsidiaries and other assets to Transocean and Transocean has assumed liabilities associated with the transferred assets and businesses. See “—Asset Transfers to Transocean.” The master separation agreement provides for any additional transfers of assets and assumptions of liabilities necessary to effect the separation of the TODCO business from the business of Transocean. The master separation agreement provides that assets or liabilities that could not legally be transferred or assumed prior to the closing of the IPO would be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement provides that the party retaining the assets or liabilities will hold the assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining these assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We refer to all of these transfers of assets and assumptions of liabilities together as the “separation.”

      Except as set forth in the master separation agreement, no party is making any representation or warranty as to the assets or liabilities transferred or assumed as a part of the separation and all assets were and will be transferred on an “as is, where is” basis. As a result, we and Transocean each have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest good and marketable title to such assets in the party who should have title under the master separation agreement.

      The parties also agreed that for a period of one year following the IPO, if Transocean determines in its good faith judgment that:

•	any assets owned by us or our subsidiaries were used primarily during the prior 12 months in Transocean’s business, we will transfer those assets to Transocean without additional consideration, or

•	any assets owned by Transocean were used primarily during the prior 12 months in our business, Transocean will transfer those assets to us without additional consideration.

      All of the rigs listed in “Business— Drilling Rig Fleet” are deemed to have been used primarily in our business during the 12 months prior to the closing of the IPO.

Working Capital

      The master separation agreement contains an acknowledgement that our cash and cash equivalents as of June 30, 2003 were $25.0 million after giving effect to a subsequent payment by Transocean to us of $11.4 million. The amount paid to us by Transocean equals the difference between $25.0 million and the amount of our cash and cash equivalents as of June 30, 2003 prior to giving effect to the payment by Transocean. The master separation agreement provides that we will retain all cash and cash equivalents generated by our business following June 30, 2003. Transocean will not be required to make any additional payments to us for our working capital needs under the master separation agreement.

Letters of Credit and Guarantees

      The master separation agreement requires that we and Transocean use our reasonable best efforts to terminate (or have us or one of our subsidiaries substituted for Transocean, or Transocean or one of its subsidiaries substituted for us, as applicable) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We have also agreed with Transocean that each party will use its reasonable best efforts to have the other party substituted under letters of credit or other surety instruments issued by third parties for the account of either party or any of its subsidiaries issued on behalf of the other party’s business.

Indemnification and Release

      The master separation agreement provides for cross-indemnities that will generally place financial responsibility on us and our subsidiaries for all liabilities associated with the businesses and operations falling within the definition of TODCO business, and that will generally place financial responsibility for liabilities associated with all of Transocean’s businesses and operations with Transocean and its subsidiaries, regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Transocean each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreements. We have also agreed to indemnify Transocean against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information regarding Transocean provided by Transocean in writing for inclusion in this prospectus or the registration statement.

      In connection with our separation from Transocean, the allocation of liabilities related to taxes and employment matters are governed separately in a tax sharing agreement and an employee matters agreement. See “—Tax Sharing Agreement” and “—Employee Matters Agreement.”

      Under the master separation agreement, we generally released Transocean and its affiliates, agents, successors and assigns, and Transocean generally released us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Transocean or its subsidiaries on the other hand, arising from acts or events occurring on or before the closing of the IPO, including acts or events occurring in connection with the separation or the IPO. The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified debt and other ongoing contractual arrangements.

      Under the master separation agreement, we are strictly liable to Transocean for any misstatements or omissions in information supplied to Transocean in connection with filings and other public disclosures.

Other Covenants

      The master separation agreement also contains provisions relating to the exchange of information, provision of information for financial reporting purposes, the preservation of legal privileges, dispute resolution, and provision of corporate records.

      Some of the rights granted to Transocean in the master separation agreement would apply to and be binding upon any entity that acquires control of us.

Corporate Governance

      The master separation agreement also contains several provisions regarding our corporate governance that apply as long as Transocean owns specified percentages of our common stock. As long as Transocean owns at least 10% but less than a majority of the voting power of our outstanding voting stock, Transocean will have the right to:

•	designate for nomination a number of directors proportionate to its voting power, and

•	designate one member of any committee of our board of directors.

      In the master separation agreement, we have also agreed to use our best efforts to cause Transocean’s nominees to be elected.

      The master separation agreement specified the form of our amended and restated certificate of incorporation and bylaws to be in effect at the time of the IPO. It also provides that for so long as Transocean beneficially owns shares representing at least 15% of the voting power of our outstanding voting stock, we will not, without the prior consent of Transocean, adopt any amendments to our amended and restated certificate of incorporation or bylaws or take any action to recommend to our stockholders certain actions which would, among other things, limit the legal rights of Transocean, or deny any benefit to Transocean or any of its subsidiaries as our stockholders in a manner not applicable to our stockholders generally.

Expenses

      Transocean paid all out-of-pocket costs and expenses incurred in connection with the separation, the IPO, the master separation agreement and the ancillary agreements, except as otherwise provided in the master separation agreement, the ancillary agreements or any other agreement between us and Transocean relating to the separation and the IPO. Transocean has also agreed to pay out-of-pocket costs and expenses incurred in connection with the offering we concluded in September 2004 and in connection with this offering.

Tax Sharing Agreement

      Until the closing of our IPO, we were included in Transocean Holdings’ consolidated group for U.S. federal income tax purposes. As of the closing of the IPO, we are not included in Transocean Holdings’ U.S. federal consolidated group because no U.S. subsidiary of Transocean owns at least 80% of the aggregate voting power and value of our outstanding stock.

      We entered into a tax sharing agreement with Transocean Holdings which governs Transocean Holdings’ and our respective rights, responsibilities and obligations with respect to taxes and tax benefits. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes and any interest, penalties, additions to tax or additional amounts in respect of such taxes. The general principles of the tax sharing agreement include the following:

•	Except for special tax items discussed in the bullet below, all U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the IPO generally are for the account of Transocean Holdings. Accordingly, we generally are not liable for any income taxes accruing on or before the closing of the IPO, but we generally must pay Transocean Holdings for the amount of any income tax benefits, calculated as described below, created on or before the closing of the IPO (“pre-closing tax benefits”) that we use or absorb on a return with respect to a period after the closing of the IPO. We will have no obligation to pay Transocean Holdings for any pre-closing tax benefits arising out of or relating to the alternative minimum tax provisions of Sections 55 through 59 of the U.S. Internal Revenue Code, but we will be required to pay Transocean Holdings for any pre-closing tax benefits we use that are alternative minimum tax credits described in Section 53 of the Internal Revenue Code. Our obligation to pay Transocean Holdings for the use of pre-closing tax benefits and our potential obligation to pay alternative minimum tax to the Internal Revenue Service may result in our paying more, in the aggregate, to the Internal Revenue Service and to Transocean Holdings than we would otherwise have paid if we had utilized no pre-closing tax benefits. For purposes of the tax sharing agreement, deferred tax liabilities reflected in our financial statements, which represent the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities, are not considered to constitute income tax liabilities accrued on or before the closing of the IPO. As of September 30, 2004, we had approximately $535 million of income tax benefits subject to our obligation to reimburse Transocean Holdings. See Note 10 to our condensed consolidated financial statements for the period ended September 30, 2004 included in this prospectus. The amount of these tax benefits will be calculated as follows:

(1) in the case of a deduction used or absorbed, by multiplying the deduction by the highest applicable statutory tax rate in effect, and

(2) in the case of a credit used or absorbed, by allowing 100% of the credit.

However, if the use or absorption of a pre-closing tax benefit defers or precludes our use or absorption of any income tax benefit created after the closing of the IPO (“post-closing tax benefit”), our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually use or absorb such post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the use or absorption of pre-closing tax benefits to the extent of:

(1) up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes, and

(2) 100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

If any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the aggregate voting power of our outstanding voting stock, we will be deemed to have used or absorbed all pre-closing tax benefits, and we generally will be required to pay Transocean Holdings an amount for the deemed use or absorption of these pre-closing tax benefits. We are required to make this payment even if we are unable to actually use or absorb these pre-closing benefits. The amount paid for the deemed use of these tax benefits will be calculated by:

(1) in the case of a deduction (including, for these purposes, all pre-closing income taxes, whether claimed as a deduction or credit), multiplying the deduction by the highest applicable statutory tax rate in effect,

(2) in the case of a credit other than a pre-closing foreign tax credit, allowing 100% of such credit, and

(3) multiplying the amounts by a specified discount factor.

The specified discount factor will vary depending on the year in which another person becomes the beneficial owner of greater than 50% of the voting power of our stock: if in 2004, 2007 or 2008, then the factor is 0.80; if in 2005 or 2006, then the factor is 0.70; if in 2009, then the factor is 0.85; if in 2010, then the factor is 0.90; if in 2011 or 2012, then the factor is 0.95; and if in 2013 or a later year, then the factor is 1.00). Moreover, if any of our subsidiaries that join with us in the filing of consolidated returns ceases to join in the filing of such returns, we will be deemed to have used that portion of the pre-closing tax benefits attributable to that subsidiary following the cessation, and we generally will be required to pay Transocean Holdings the amount of this deemed tax benefit, calculated as described above with regard to an acquisition of beneficial ownership, at the time such subsidiary ceases to join in the filing of such returns. In the case of any of our payments to Transocean Holdings resulting from another person becoming the owner of greater than 50% of our voting stock or a subsidiary ceasing to join in the filing of a consolidated return with us, the payment will in no case be deferred, regardless of whether the existence of the related pre-closing tax benefit would or could defer or preclude our use or absorption of any post-closing tax benefit. Moreover, the payment will not be subsequently adjusted for any difference between the tax benefits that we are deemed to use or absorb in such case and the tax benefits that we actually use or absorb, and the difference between those amounts could be substantial. Among other considerations, applicable tax laws may, as a result of another person becoming the owner of greater than 50% of our voting power, significantly limit our use of such tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean Holdings. A substantial portion of the pre-closing tax benefits are net operating losses, most or all of which should be eligible to be carried forward at least fourteen more years.

•	We are responsible for all special tax items accruing on or after the date on which we issued shares of our common stock to Transocean in repayment of our notes, as described in “—Debt Retirement and Debt Exchange Offers.” For this purpose, special tax items means taxes with respect to items specified in U.S. Treasury regulation section 1.1502-76(b)(2)(ii)(C) (generally referring to transactions outside the ordinary course of our business). However, special tax items do not include taxes with respect to transactions to effect the separation of the TODCO business from the business of Transocean. See “—Master Separation Agreement.” Moreover, there were no special tax items that accrued during the period beginning on the date of issuance of such shares to Transocean and ending on the date of the closing of the IPO.

•	We and Transocean Holdings are not currently members of a U.S. federal consolidated group or state, local or foreign combined group. If we and Transocean Holdings (or any affiliate of Transocean Holdings other than us) were to become members of a U.S. federal consolidated group or state, local or foreign combined group for any period after the closing of the IPO, we would be responsible for all income taxes attributable to us for that period, determined as if we had filed separate U.S. federal, state, local or foreign income tax returns. We would be entitled to reimbursement by Transocean Holdings for any income tax benefits realized by Transocean Holdings or any of its affiliates as a result of our being a member of any such consolidated or combined group.

•	We must pay Transocean Holdings for any tax benefits attributable to us resulting from (1) the payment by Transocean Holdings, after the closing of the IPO, of any additional taxes of the TODCO business that are not U.S. federal income taxes or (2) the delivery by Transocean or its subsidiaries, after the closing of the IPO, of stock of Transocean to an employee of ours in connection with the exercise of an employee stock option. We will generally be required to pay the deemed value of these tax benefits within 30 days of the payment of such additional taxes or the delivery of Transocean stock, whether or not we ever actually use or absorb such tax benefits. However, items in excess of $1.0 million will be subject to the same rules as discussed above for pre-closing tax benefits, and therefore the payment of these items may be deferred in some circumstances.

•	Apart from (1) income taxes and income tax benefits that accrued on or before the closing of the IPO and (2) tax benefits resulting from Transocean Holdings’ payment of our taxes that are not U.S. federal income taxes or delivery of stock to our employees, described above, Transocean Holdings is responsible for all income taxes, and is entitled to all income tax benefits, attributable to Transocean Holdings or its affiliates (other than us), and we are responsible for all income taxes, and are entitled to all income tax benefits, attributable to us.

•	Our ability to obtain a refund from a carryback to a year in which we and Transocean Holdings joined in a consolidated or combined return is at the discretion of Transocean Holdings. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback that are otherwise for the account of Transocean Holdings.

•	We have the right to be notified of tax matters for which we are responsible under the terms of the tax sharing agreement, although Transocean Holdings has sole authority to respond to and conduct all tax proceedings, including tax audits, relating to any Transocean Holdings consolidated, or Transocean combined, income tax returns in which we are included.

•	Transocean Holdings has substantial control over our filing of tax returns for so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits. Transocean Holdings retains these rights even if it no longer owns any shares of our common stock.

•	We also are responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of the IPO.

•	We generally are required to pay Transocean Holdings for the amount of pre-closing tax benefits that we use in determining the amount of any installment of estimated taxes we pay to Transocean Holdings or any tax authority within thirty days after the installment of estimated taxes is or would have been paid. If, after any installment payment of estimated taxes or after the relevant return is due (with or without any extensions), the estimated amount of pre-closing tax benefits for which we have previously paid differs from the most recent estimate or actual amount of pre-closing tax benefits that we use or absorb on that return, we and Transocean Holdings must make appropriate true-up payments between us. However, under some circumstances, payments by us for the use of pre-closing tax benefits, whether estimated or actual, may be deferred (subject to an interest charge) under a subordination agreement between us and Transocean in favor of our third-party lenders.

      The tax sharing agreement further provides for cooperation between Transocean Holdings and us with respect to tax matters, the exchange of information and the retention of records that may affect the income tax liability of the parties to the agreement. However, if we fail to cooperate with Transocean Holdings in any tax contest with respect to taxes that are otherwise for the account of Transocean Holdings, any additional taxes resulting from such tax contest will be for our account, notwithstanding any other provision in the tax sharing agreement.

      Notwithstanding the tax sharing agreement, under U.S. treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Transocean Holdings’ consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of Transocean Holdings’ consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Transocean Holdings for tax liabilities allocated to Transocean Holdings under the tax sharing agreement.

Registration Rights Agreement

      Because our shares of common stock held by Transocean are deemed “restricted securities” as defined in Rule 144, Transocean may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. We entered into a registration rights agreement with Transocean under which, at the request of Transocean, we would use our best efforts to register shares of our common stock that were held by Transocean after the closing of the IPO, or were subsequently acquired, for public sale under the Securities Act. After completion of this offering, Transocean will be entitled to request a total of three additional registrations. If Transocean sells more than 10% of our outstanding shares of common stock to a transferee, Transocean may transfer all or a portion of its rights under the agreement, except that a transferee that acquires a majority of our outstanding common stock can only request two additional registrations after it owns less than a majority of our outstanding common stock, and a transferee of less than a majority of our outstanding common stock can only request either one or two registrations, depending on the percentage of our outstanding common stock it acquires. The transfer of rights under the agreement to a transferee does not limit the number of registrations Transocean may request. We also provide Transocean and its permitted transferees with “piggy-back” rights to include its shares in future registrations of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Transocean may request its shares be included. These rights will terminate once Transocean or a permitted transferee is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and Transocean have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party.

      The registration rights agreement provides that we will pay all out-of-pocket expenses incurred in connection with any registration pursuant to the agreement. However, Transocean has agreed to pay such expenses in connection with this offering as it did in connection with our September 2004 offering.

Transition Services Agreement

      We entered into a transition services agreement with Transocean under which Transocean provides specified administrative support during the transitional period following the closing of the IPO. Transocean may provide specified information technology and systems, financial reporting, accounting, human resources, treasury and claims administration services to us in exchange for agreed fees based on Transocean’s actual costs. We expect to replace the computerized accounting system provided by Transocean with our own system by January 1, 2005. Only in limited circumstances will Transocean be liable to us with respect to the provision of services under the transition services agreement.

Employee Matters Agreement

      We entered into an agreement with Transocean and Transocean Holdings to allocate specified assets, liabilities, and responsibilities relating to our current and former employees and their participation in Transocean’s benefit plans.

      Benefits under our U.S. pension plan ceased to accrue as of July 1, 1999. As of August 1, 2001, our employees’ existing accrued benefits under that plan were fully vested. Sponsorship of that plan has been assumed by Transocean Holdings effective August 1, 2002. Because we no longer are a part of a controlled group of companies with Transocean for U.S. federal income tax purposes, affected employees are now entitled to take a distribution from that plan, subject to the provisions of the plan and to taxation and possible early withdrawal penalties. We do not expect to establish a new pension plan for our employees.

      Our employees became eligible to participate in our U.S. savings plan effective November 1, 2002. Our employees may make pre-tax contributions to that plan. Employees who are not considered highly compensated for tax purposes may also make post-tax contributions. We provide matching contributions of up to 100% of the first 3% of participant contributions, plus 50% of the next 3% of participant contributions for a total 4.5% in matching contributions. Additionally, the plan allows for a discretionary annual contribution allocable to all eligible employees, subject to a two-year vesting requirement. We have agreed that we will make an annual contribution of 1.5% of compensation for all eligible employees (as defined in the plan) for so long as we are part of a controlled group of companies with Transocean for U.S. federal income tax purposes. Annual contributions were made in 2002 and 2003. On or about January 1, 2003, liabilities for our employees’ accounts under the Transocean U.S. Savings Plan, and assets associated with those liabilities, were transferred to our U.S. savings plan. Our employees who have invested in Transocean ordinary shares under the Transocean U.S. Savings Plan may retain that investment, if they choose to do so, until December 31, 2005, but will not be eligible to acquire additional Transocean ordinary shares under our U.S. savings plan.

      Under the terms of the Transocean stock option awards granted prior to the closing of the IPO, our employees will continue to retain outstanding options to acquire Transocean ordinary shares for the duration of their original term.

      With some exceptions, we have agreed to indemnify Transocean for employment liabilities arising from any acts of our employees or from claims by our employees against Transocean and for liabilities relating to benefits for our employees. Transocean has agreed to similarly indemnify us.

Service and Secondment Agreement

      We have entered into an agreement with Transocean under which we provide to Transocean specified administrative services and seconded personnel in connection with a drilling contract Transocean has for drilling oil and gas wells offshore Trinidad and Tobago for a fee of $2,750 per day for an expected duration of 60 to 100 days, beginning in early September 2004. In connection with the provision of these services, we have agreed to indemnify Transocean for liabilities pertaining to our employees (excluding the seconded personnel), and Transocean has agreed to indemnify us for liabilities pertaining to its employees (including the seconded personnel). When Transocean’s contract for drilling oil and gas wells offshore Trinidad and Tobago is concluded, we expect that Transocean will move the rig offshore Venezuela to perform another drilling contract there, and that we will enter into a similar service and secondment agreement in connection with Transocean’s Venezuelan drilling contract.

Termination of Certain Rights and Obligations

      Because Transocean will cease to own a majority of the voting power of our outstanding common stock upon completion of this offering, certain rights of Transocean and certain of our obligations to Transocean under the master separation agreement and other related agreements will terminate upon completion of this offering. Among the rights and obligations that will terminate upon completion of this offering are the following:

•	our obligation to comply with the noncompetition provisions of the master separation agreement, which restrict us from engaging in specified business activities, as described above under “—Master Separation Agreement— TODCO Business,”

•	Transocean’s right to designate the chairman of our board of directors,

•	Transocean’s right to designate at least a majority of the members of any committee of our board of directors; after the completion of this offering, Transocean will have the right to designate at least one member of each committee of our board of directors until it ceases to own common stock having at least 10% of the voting power of our outstanding voting stock,

•	our obligation to maintain the same accounting principles and practices as Transocean,

•	our obligation not to select a different accounting firm than Transocean’s to serve as our independent certified public accountants,

•	Transocean’s right to maintain its percentage ownership in us by purchasing from us a portion of any newly-issued shares of our capital stock,

•	Transocean’s unlimited first-priority demand registration rights; after the completion of this offering, Transocean will have three more first-priority demand registration rights with respect to its remaining shares of Class A common stock, and

•	our obligation to utilize the services of Transocean’s internal audit department to carry out routine and non-routine audits of our organization and its activities; these services are billed at a daily rate based on the annual compensation of the internal audit team members performing the services.

      Under the transition services agreement we are also obligated to pay Transocean aggregate monthly fees ranging from $15,000 to $20,000 for access to Transocean’s computer system and electronic accounting systems. Our obligation to use these systems will terminate upon completion of this offering. We will continue to have the right, but not the obligation, to continue our use of those systems for up to a year following completion of this offering. We expect to use, and pay for access to, some of those systems through the first quarter of 2005. After that time, we plan to be fully independent of Transocean’s computer systems and its electronic accounting systems.

SELLING STOCKHOLDER

      The following table sets forth certain information regarding Transocean Inc.’s ownership of our common stock as of December 1, 2004, and as adjusted to reflect the sale by Transocean Inc. of our common stock in this offering. The data below also gives effect to the conversion by Transocean Inc. of all of its unsold shares of Class B common stock into an equal number of shares of Class A common stock upon closing of this offering.

Shares of Class A
	Shares of Common			Common Stock
	Stock Beneficially			Beneficially Owned
	Owned Before the			After the
	Offering(a)			Offering(a)(c)(d)

		Percentage	Number		Percentage
		of Total	of Shares		of Total
	Number	Voting	Being	Number	Voting
Selling Stockholder	of Shares	Power(b)	Offered(c)	of Shares	Power

Transocean Inc.	28,260,000	81.5%	13,000,000	15,260,000	25.3%

(a)	Transocean Inc. owns 28,260,000 shares of Class B common stock. Each share of Class B common stock is convertible by Transocean Inc. into one share of Class A common stock.

(b)	The percentage of total voting power is based on the combined voting power of all outstanding shares of Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on all matters on which stockholders are permitted to vote.

(c)	The number of shares being offered, the number of shares of Class A common stock to be beneficially owned after the offering and the percentage of total voting power represented by those shares assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,950,000 shares of Class A common stock.

(d)	The number of shares of Class A common stock beneficially owned after the offering and the percentage of total voting power represented by those shares give effect to the conversion by Transocean Inc. of all remaining shares of Class B common stock into an equal number of shares of Class A common stock upon the closing of the offering.

     We are a controlled subsidiary of Transocean Inc., which is the selling stockholder in this offering. All of our outstanding Class B common stock, a total of 28,260,000 shares, is owned by Transocean. Transocean does not own any of our Class A common stock. Transocean has advised us that it intends to agree in the underwriting agreement with the underwriters of this offering that the conversion of all shares of Class B common stock not sold in this offering into an equal number of shares of Class A common stock will be a condition to the closing of this offering. Accordingly, as a result of the closing of this offering and the concurrent conversion of Class B common stock by Transocean, no shares of our Class B common stock will remain outstanding. At that time, Transocean will own 15,260,000 shares of Class A common stock, or approximately 25 percent of our outstanding Class A common stock. Transocean’s voting power will be proportionate to its ownership of Class A common stock. However, Transocean will retain certain special voting rights including the right to designate a number of members to our board of directors that is proportionate to its ownership of our common stock, the right to designate at least one member of each committee of our board of directors and the right to consent to any amendments to our amended and restated certificate of incorporation or our amended and restated bylaws that adversely affect Transocean. If the underwriters exercise their over-allotment option in full, Transocean’s Class A common stock ownership would be further reduced to approximately 13,310,000 shares, or 22 percent of our outstanding Class A common stock. See “Management— Director Compensation,” “Management and Other Principal Stockholders— Security Ownership of Directors, Executive Officers and Other Principal Stockholders of TODCO

Shares” and “Management and Other Principal Stockholders— Security Ownership of Directors and Executive Officers of Transocean Shares” for a description of the ownership of TODCO common stock and Transocean ordinary shares by our directors and executive officers and for information about options to purchase Class A common stock and restricted shares of Class A common stock granted to our directors and executive officers. Transocean’s principal executive office in the United States is located at 4 Greenway Plaza, Houston, Texas 77046.

DESCRIPTION OF CAPITAL STOCK

General

      The following descriptions are summaries of material terms of our common stock, preferred stock, amended and restated certificate of incorporation and amended and restated bylaws. These summaries are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by applicable law.

      Our authorized capital stock consists of (1) 500,000,000 shares of Class A common stock, par value $.01 per share, and 260,000,000 shares of Class B common stock, par value $.01 per share, and (2) 50,000,000 shares of preferred stock, par value $.01 per share. We refer to our Class A common stock and Class B common stock collectively as our “common stock.” Of the 500,000,000 authorized shares of Class A common stock, 13,000,000 shares are being offered in this offering (or 14,950,000 shares if the underwriters exercise their over-allotment option in full). Of the 50,000,000 shares of preferred stock, 760,000 shares have been designated Series A preferred stock. Immediately following this offering, 60,304,501 shares of Class A common stock will be outstanding and there will be no outstanding shares of Class B common stock or preferred stock.

      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.”

Common Stock

Voting Rights

      The holders of Class A common stock are entitled to one vote per share on all matters on which stockholders are permitted to vote. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of the Class A common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Dividends

      Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose.

Conversion

      Each share of Class B common stock is convertible while held by Transocean at the option of Transocean into one share of Class A common stock. Transocean has informed us that it intends to agree in the underwriting agreement that the conversion of all of its unsold shares of Class B common stock into an equal number of shares of Class A common stock will be a condition to closing. No shares of Class B common stock will therefore remain outstanding after this offering.

Other Rights

      If we are liquidated, dissolved or wound up, all holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General

      Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including any of the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

      The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Series A Junior Participating Preferred Stock

      For purposes of the stockholders’ rights plan described below, our board of directors has designated 760,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A preferred stock”). See “— Stockholder Rights Plan.” Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $20 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Class A common stock. In the event of liquidation, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share plus accrued and unpaid dividends, whether or not declared. Following the payment of this Series A preferred stock liquidation preference, the holders of common stock will be entitled to receive up to an amount equal to the Series A preferred stock liquidation preference divided by 1,000. Following this liquidation payment to the holders of common stock, the holders of Series A preferred stock will be entitled to an aggregate payment of 1,000 times any additional liquidation payment made per share of Class A common stock. Each share of Series A preferred stock will have 1,000 votes voting together with the Class A common stock. In the event of any merger, consolidation or other transaction in which shares of Class A common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of Class A common stock. Each share of Series A preferred stock is redeemable in whole or in part for cash in a per share amount equal to 1,000 times the current market price (determined in accordance with the certificate of designations for the Series A preferred stock) of a share of Class A common stock on the date of the mailing of the redemption notice together with unpaid accumulated dividends to the date of such redemption. The value of the Series A preferred stock is protected by antidilution provisions.

      Due to the nature of the Series A preferred stock’s dividend, redemption, liquidation and voting rights, the value of one one-thousandth of a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of Class A common stock.

      For a complete description of the terms of our Series A preferred stock, we encourage you to read our certificate of designations relating to the Series A preferred stock, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Stockholder Rights Plan

General

      Each share of Class A common stock includes one right which entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A preferred stock at a purchase price of $50.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and The Bank of New York as rights agent. Until a right is exercised, the holder of a right, as such, will have no rights to vote or receive dividends or any other stockholder rights.

      The rights may have antitakeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by Transocean Holdings Inc., our sole stockholder prior to the IPO.

      We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of Rights; Exercisability

      The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following a public announcement that a person or group of affiliated or associated persons (collectively, an “acquiring person”) has acquired or obtained the right to acquire beneficial ownership of (1) 20% or more of the outstanding shares of our Class A common stock, (2) 15% or more of the outstanding shares of our Class B common stock or (3) any combination of Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors, or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

      Transocean is excluded from the definition of “acquiring person” for purposes of the rights and therefore its ownership cannot trigger the rights. In addition, any person that acquires from Transocean shares of common stock that would otherwise result in that person becoming an “acquiring person” will not become an acquiring person due to that acquisition but such person would become an acquiring person upon the acquisition of an additional 1% of our common stock. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of the conversion of Class B common stock into Class A common stock, or repurchases of common stock by us, will also not become acquiring persons as a result of those transactions.

      Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

      Until the rights distribution date:

•	Class A common stock certificates will evidence the rights, and the rights will be transferable only with those certificates,

•	any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any Class A common stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

      As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of Class A common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

      We will not issue rights with any shares of common stock we issue after the rights distribution date, except:

•	as our board of directors may otherwise determine, and

•	together with shares of common stock we issue as a result of previously established incentive plans or convertible securities.

Flip-In Event

      A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a “flip-over event” (as defined below) or a permitted offer. The rights agreement generally defines “permitted offer” to mean a tender offer or exchange offer for all outstanding shares of our common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines, after receiving advice from one or more investment firms and before the person making the offer is an acquiring person, to be fair to our stockholders and otherwise in the best interests of our company and our stockholders.

      If a flip-in event occurs and we do not redeem or exchange the rights as described under “—Redemption of Rights” and “—Exchange of Rights” below, each right, other than any right that has become void as we describe below, will become exercisable at the time it is no longer redeemable to receive the number of shares of Class A common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of the Class A right.

      When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

      A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above, or

•	50% or more of our assets, cash flow or earning power is sold or transferred to any person other than one of our wholly-owned subsidiaries.

      If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under “—Flip-In Event,” will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the right.

Antidilution

      The number of outstanding rights associated with a share of Class A common stock, the number of fractional shares of Series A preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of the Class A common stock, respectively, occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of Series A preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment to prevent dilution in the event of specified types of transactions affecting the Series A preferred stock.

      With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of Series A preferred stock that are not integral multiples of one one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the Series A preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of Series A preferred stock.

Redemption of Rights

      At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select except that the redemption price shall first be paid in shares of our common stock to the extent of the authorized shares of such common stock otherwise available for issuance. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

      We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part, at any time and from time to time after the occurrence of a flip-in event and prior to:

•	any person other than Transocean becoming the beneficial owner of 50% or more of our outstanding common stock, or

•	the occurrence of a flip-over event.

      The exchange will be at an exchange ratio of one share of Class A common stock (and/or other equity securities we deem to have the same value as one share of Class A common stock), per right, subject to specified adjustments.

Amendment of Terms of Rights

      During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency,

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any other time period unless the lengthening of such other time period is for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of rights other than an acquiring person.

      We have agreed, in the master separation agreement with Transocean, not to amend or modify the terms of the rights agreement without the consent of Transocean for so long as Transocean continues to own at least 15% of the voting power of our outstanding voting stock.

Charter and Bylaw Provisions

Election and Removal of Directors

      Our board of directors will be comprised of between one and 12 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board.

      Our amended and restated certificate of incorporation provides that beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, our directors will be divided into three classes serving staggered three-year terms. Transocean will cease to own a majority of the voting power of our common stock upon completion of this offering. Accordingly, the completion of this offering will result in the classification of our directors into three classes serving staggered, three-year terms. The initial determination of the directors who will comprise each of the three classes of directors will be made by our board of directors, as provided in our amended and restated certificate of incorporation. Thereafter, at each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. See “Management— Voting Power and Governance Changes” above.

      This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, after completion of this offering no director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing a majority of the votes then entitled to be cast by the holders of our voting stock.

      Any vacancy occurring on the board of directors and any newly created directorship may only be filled by the affirmative vote of a majority of the remaining directors in office.

Stockholder Meetings

      Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, a majority of the directors or Transocean, if it is a stockholder and owns common stock having voting power of at least 15% of our outstanding voting stock. Our amended and restated certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

      Our amended and restated certificate of incorporation and our bylaws provide that beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, holders of our common stock will not be able to act by written consent without a meeting. Prior to that time, stockholders will therefore be entitled to act by written consent without a meeting or notice and Transocean will be able to take any action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders. After completion of this offering Transocean will own less than a majority of the voting power of our outstanding voting stock, and holders of our common stock will not be able to act by written consent without a meeting.

Amendment of Amended and Restated Certificate of Incorporation

      After completion of this offering, the provisions of our amended and restated certificate of incorporation described below under “—Transactions and Corporate Opportunities” may be amended only by the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class, and the provisions of our amended and restated certificate of incorporation described above under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of common stock is generally required to amend other provisions of our amended and restated certificate of incorporation.

Amendment of Bylaws

      Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock, voting together as a single class.

      Any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors and committees of the board of directors requires:

•	the affirmative vote of at least 80% of all directors in office at any regular or special meeting of the board of directors called for that purpose, or

•	the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

      Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in our bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

      Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the number of shares beneficially owned by the stockholder and evidence of such ownership, and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

      To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

      In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

      We have agreed, in the master separation agreement, that for so long as Transocean owns at least 15% of the voting power of our outstanding shares of our voting stock, we will not, without the consent of Transocean, adopt any amendments to our amended and restated certificate of incorporation or bylaws or take or recommend any action to our stockholders that would:

•	impose limits on the legal rights of Transocean, as one of our stockholders,

•	involve the issuance of warrants, rights, capital stock or other securities which are convertible into or represent the right to acquire any securities of Transocean or which are dependent upon the amount of our voting securities owned by Transocean, excluding the rights described under “— Stockholder Rights Plan,”

•	deny any benefit to Transocean proportionately as holders of any class of voting securities generally, or

•	alter voting or other rights of holders of any class of voting securities so that those rights are determined with reference to the amount of voting securities held by Transocean.

Limitation on Liability of Directors

      Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

      Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

      In addition to these provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law, our directors and officers are covered by directors and officers insurance.

Anti-Takeover Effects of Some Provisions

      Some provisions of our amended and restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our stockholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transactions and Corporate Opportunities

      Our amended and restated certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, Transocean and some of our directors and officers in anticipation of the following:

•	directors, officers and/or employees of Transocean serving as our directors and/or officers,

•	Transocean engaging in lines of business that are the same as, or similar to, our lines of business,

•	Transocean having an interest in the same areas of corporate opportunity as we have, and

•	we and Transocean engaging in material business transactions, including transactions pursuant to the various agreements related to our separation from Transocean described elsewhere in this prospectus.

      We may enter into agreements with Transocean to engage in any transaction. We may also enter into agreements with Transocean to compete or not to compete with each other, including agreements to allocate, or to cause our and its respective directors, officers and employees to allocate, opportunities between Transocean and us and have done so in the master separation agreement. Our amended and restated certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of Transocean, as a controlling or significant stockholder of our company, or of a director, officer or employee of our company or Transocean. Neither Transocean nor any of our directors, officers or employees who are also directors, officers or employees of Transocean are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of Transocean in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which Transocean and our officers and directors who are also Transocean’s directors, officers or employees must comply.

      Under our amended and restated certificate of incorporation, Transocean has no duty to refrain from engaging in activities or lines of business similar to ours or from doing business with any of our clients, customers or vendors and, except as discussed in the above paragraph, neither Transocean nor any of its officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of any of these activities. In addition, if Transocean or a director or officer of our company who is also a director, officer or employee of Transocean acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both our company and Transocean, then neither Transocean nor any such person will have a duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Transocean pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us, so long as Transocean or a director or officer of Transocean, as the case may be, acts in a manner consistent with the following policy: A corporate opportunity offered to Transocean or to any person who is an officer or director of our company and who is also an officer, director or employee of Transocean will belong to Transocean, unless the opportunity was expressly offered in writing to Transocean solely in its capacity as a stockholder of our company or to that person solely in his or her capacity as a director or officer of our company.

      By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. After the completion of this offering, these provisions may not be amended or repealed except by the vote of the holders of 80% of the voting power of our outstanding shares of voting stock.

Delaware Business Combination Statute

      We have expressly elected not to be subject to Section 203 of the Delaware General Corporation Law, which is described below. However, our stockholders can amend our amended and restated certificate of incorporation and bylaws to elect to be subject to Section 203.

      Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

      If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. The restrictions on business combinations set forth in Section 203 are not applicable to Transocean so long as Transocean holds 15% or more of our common stock. Our board has also, to the extent allowed by law, approved in advance any transfer of shares by Transocean which would result in a direct transferee otherwise becoming an interested person under the statute. Because we are not currently subject to Section 203, Transocean, as a significant stockholder, may find it easier to sell its interest to a third party because Section 203 would not apply to the third party.

Listing of Class A Common Stock

      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

      After this offering, we will have 60,304,501 shares of our Class A common stock and no shares of our Class B common stock or preferred stock outstanding. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any. We, Transocean, Mr. Rask, Mr. O’Keefe and our directors have agreed with the underwriters not to offer or sell any shares of our common stock for a period of time after the date of this prospectus, 60 days in the case of us and Transocean and 45 days in the case of Mr. Rask, Mr. O’Keefe and our directors, without the prior written consent of the underwriters, except for transactions described under “Underwriters.”

      The shares of our Class A common stock held by Transocean following this offering are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

      In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding, and

•	the average weekly trading volume of the common stock during the four weeks before the stockholder files a notice of sale with the SEC.

      Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

      We have granted Transocean registration rights with respect to our shares it will hold after this offering. See “Certain Relationships and Related Party Transactions— Relationship Between Us and Transocean— Registration Rights Agreement.”

      Transocean has advised us that its current intent is to dispose of our common stock owned by it following this offering. Transocean could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings of our common stock, open market sales of our common stock, sales of our common stock to one or more third parties, spin-off distributions of our common stock to Transocean’s shareholders, split-off offerings to Transocean’s shareholders that would allow for the opportunity to exchange Transocean shares for shares of our common stock or a combination of these transactions. Transocean has further advised that it has had discussions from time to time with different third parties regarding the sale of a substantial portion of the shares of our common stock it owns and that in the future Transocean may sell to a third party all of its remaining shares of common stock it owns after this offering. However, the determination whether, and if so, when, to proceed with any of these transactions is entirely within the discretion of Transocean. Transocean has also advised us that its current preference would be to receive cash in any transaction disposing of our common stock owned by it following this offering.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

General

      The following general discussion sets forth the opinion of Porter & Hedges, L.L.P. with respect to conclusions of law associated with the expected material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a Non-U.S. Holder. For purposes of this discussion, a “Non-U.S. Holder” is generally a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a particular calendar year if he or she (1) is not a U.S. citizen, (2) has at no time during that calendar year been a permanent U.S. resident and (3) is not present in the United States a specified number of days in the current year and the prior two years or, if he or she is present in the United States for the requisite number of days, other specified conditions do not exist. A foreign estate or a foreign trust is an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from Class A common stock. Different rules apply for U.S. federal estate tax purposes. See “—Federal Estate Taxes” below.

      The following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of U.S. federal taxation other than income and estate taxation, and does not address all aspects of U.S. federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of U.S. federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, or a person whose functional currency is not the U.S. dollar. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. In addition, this discussion does not address state, local or non-U.S. tax consequences that might be relevant to a Non-U.S. Holder and does not address the applicability or effect of any specific tax treaty.

      The opinion of Porter & Hedges, L.L.P. is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. Prospective purchasers of our Class A common stock are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences, as well as non-U.S. tax consequences, of acquiring, holding and disposing of shares of our Class A common stock.

Dividends

      In general, if we were to make distributions with respect to our Class A common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that exceeds our current or accumulated earnings and profits will first be applied in reduction of the Non-U.S. Holder’s basis in our Class A common stock, and to the extent the distribution exceeds the Non-U.S. Holder’s basis, the excess will be treated as gain from the disposition of our Class A common stock.

      Subject to the discussion below, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the United States has an income tax treaty and if the Non-U.S. Holder satisfies specified procedural requirements. A Non-U.S. Holder generally must provide IRS Form W-8BEN or a successor form to the payor of dividends in order to be eligible to claim the benefits of a U.S. income tax treaty obligation. In the case of dividend payments outside the United States to an offshore account, as specified by applicable U.S. Treasury regulations (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), the

Non-U.S. Holder will be eligible, unless the withholding agent actually knows or has reason to know otherwise, to claim treaty benefits by providing other specified documentary evidence instead of IRS Form W-8BEN. However, this other specified documentary evidence will be acceptable only as long as our Class A common stock is actively traded on an established financial market, as specified by applicable U.S. Treasury regulations (for example, the New York Stock Exchange).

      Withholding generally will not apply in respect of dividends if the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and, in the case of dividends to which an income tax treaty applies (and which so requires as a condition for subjecting a Non-U.S. Holder to U.S. taxation on a net income basis), the dividends are also attributable to a permanent establishment (or a fixed base through which specified personal services are performed) maintained by the Non-U.S. Holder in the United States. To claim relief from withholding on this basis, a Non-U.S. Holder generally must provide IRS Form W-8ECI or a successor form to the payor of dividends. Any such dividends received by a Non-U.S. Holder are subject to U.S. federal income tax on a net income basis (that is, after any applicable deductions) at applicable graduated individual or corporate rates. A Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder eligible for a reduced rate of withholding of U.S. federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of our Class A common stock (including a redemption of our Class A common stock treated as a sale for U.S. federal income tax purposes), except in the following circumstances:

•	the gain is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder,

•	the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States (the “183-day rule”),

•	the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to some U.S. expatriates (including former citizens or residents of the United States), or

•	we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

      The 183-day rule applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition will be treated as a U.S. resident for U.S. federal income tax purposes, and therefore will be subject to U.S. federal income tax at graduated rates applicable to individuals who are U.S. residents. If the 183-day rule applies to a Non-U.S. Holder, such person will be subject to U.S. federal income tax at a rate of 30% on the gain realized, subject to offset by specified U.S. source capital losses realized during the same taxable year. The rules regarding taxation of gain of taxpayers to whom the 183-day rule applies are complicated, and Non-U.S. Holders should consult their tax advisers with regard to any potential application of this rule.

      Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a U.S. real property holding corporation, and that we will not become one in the future. However, if we do become a U.S. real property holding corporation, then, among other circumstances, an exemption would generally apply to a Non-U.S. Holder who at no time actually or constructively owned more than 5% of the outstanding Class A common stock, assuming the Class A common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

      Gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States are subject to U.S. federal income tax on a net income basis (that is, after taking into account any applicable deductions) at applicable graduated individual or corporate rates. However, if under an applicable income tax treaty such gains are not attributable to a permanent establishment (or a fixed base through which specified personal services are performed) maintained by the Non-U.S. Holder in the United States, the gains may be exempt from tax under the treaty. A Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

      Non-U.S. Holders are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker,

      if one of the following two conditions is satisfied:

•	the payor or broker does not have actual knowledge or a reason to know that a Non-U.S. Holder is a United States person and such Non-U.S. Holder has furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form certifying, under penalties of perjury, the holder’s status as a non-United States person, or

•	a Non-U.S. Holder otherwise establishes an exemption.

      However, we and other payors are required to report the entire amount of any distribution made with respect to our Class A common stock (regardless of whether the distribution is treated as a dividend) on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements. This information may also be made available to tax authorities in the Non-U.S. Holder’s country of residence.

      Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. For this purpose, a sale of common stock will not be considered effected at a foreign office of a broker if:

•	the proceeds are transferred to an account maintained in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to a United States address, or

•	the sale has some other specified connection with the United States, as provided in U.S. Treasury regulations.

      However, a sale of common stock will be subject to information reporting (and possibly backup withholding) if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	it is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or a reason to know that a Non-U.S. Holder is a United States person and specified documentation requirements are met or a Non-U.S. Holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that a Non-U.S. Holder is a United States person.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability if the requisite procedures are followed.

Federal Estate Taxes

      An individual Non-U.S. Holder who is treated as the owner of Class A common stock at the time of his or her death generally will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax on that value, unless an applicable tax treaty provides otherwise. For U.S. federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for U.S. estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

      Legislation enacted in 2001 reduces the maximum federal estate tax rate over an eight-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and Transocean has agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Number
Name	of Shares

Morgan Stanley & Co. Incorporated	4,875,000
Citigroup Global Markets Inc.	4,875,000
Goldman, Sachs & Co.	3,250,000

Total	13,000,000

      The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of customary legal matters by their counsel and to customary other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any shares are taken.

      The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $0.43 a share under the offering price. After the offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      Transocean has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,950,000 additional shares of Class A common stock at the offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $269,100,000, the total underwriters’ discounts and commissions would be $10,764,000 and the total proceeds to Transocean would be $258,336,000.

      Transocean will bear the expenses for this offering. Underwriting discounts and commissions will also be payable by Transocean. We estimate expenses of this offering, other than the underwriting discounts and commissions referred to above, will be approximately $750,000. The underwriters have agreed to reimburse Transocean for certain expenses in connection with this offering.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.”

      We, Mr. Rask, Mr. O’Keefe and our directors, and Transocean have agreed that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

on behalf of the underwriters, during a period of time after the date of this prospectus, 60 days in the case of us and Transocean and 45 days in the case of Mr. Rask, Mr. O’Keefe and our directors:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock,

whether any such transaction described above is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise. In addition, we have agreed that we will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. on behalf of the underwriters, during the 60-day period after the date of this prospectus file any registration statement with respect to any shares of common stock on any security convertible into or exchangeable for our common stock.

      The restrictions described in the preceding paragraph do not apply to:

•	the sale of any shares of Class A common stock to the underwriters pursuant to the underwriting agreement,

•	any distributions of shares of our common stock by Transocean to the holders of its ordinary shares by means of a distribution or exchange offer,

•	any private sales by Transocean of our common stock or other securities, or transfers as bona fide gifts or by will or intestacy by Mr. Rask, Mr. O’Keefe and our directors, in which the purchaser agrees to be bound by the restrictions in the preceding paragraph,

•	transactions by persons other than TODCO relating to shares of Class A common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, and

•	grants pursuant to the employee benefit plans described in this prospectus.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Affiliates of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. participate in our revolving credit facility and receive customary compensation. From time to time, some of the underwriters have provided, and continue to provide, investment banking and other services to us and the Transocean for which they receive customary fees and commissions. We have been advised by Transocean that affiliates of some of the underwriters are creditors of Transocean under existing credit facilities or pursuant to other extensions of credit. Proceeds received by Transocean in this offering may be used to repay, in whole or in part, amounts owing to those creditors.

      We and Transocean have agreed to indemnify the several underwriters and their controlling persons and affiliates against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF CLASS A COMMON STOCK

      The validity of the Class A common stock offered by this prospectus will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas, for the selling stockholder by Baker Botts L.L.P., Houston, Texas and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedule of TODCO at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, for the period from February 1, 2001 to December 31, 2001, and for the period from January 1, 2001 to January 31, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

      As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

      We file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1 (800) 732-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      You may request a copy of our filings, which we will provide at no cost, by writing to the Corporate Secretary of TODCO at the following address:

TODCO
2000 W. Sam Houston Parkway South, Suite 800
Houston, Texas 77042
Attn: Corporate Secretary

TODCO AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reference

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2003 and 2002, the One Month Ended January 31, 2001 and the Eleven Months Ended December 31, 2001	F-4
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2003 and 2002, the One Month Ended January 31, 2001 and the Eleven Months Ended December 31, 2001	F-5
Consolidated Statements of Equity for the Years Ended December 31, 2003 and 2002, the One Month Ended January 31, 2001 and the Eleven Months Ended December 31, 2001	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002, the One Month Ended January 31, 2001 and the Eleven Months Ended December 31, 2001	F-7
Notes to Consolidated Financial Statements	F-8
Schedule II— Valuation and Qualifying Accounts for the Years Ended December 31, 2003 and 2002, the One Month Ended January 31, 2001, and the Eleven Months Ended December 31, 2001	F-47
Unaudited Condensed Consolidated Balance Sheets at September 30, 2004 and December 31, 2003	F-48
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2004 and 2003	F-49
Unaudited Condensed Statement of Comprehensive Loss for the Nine Months Ended September 30, 2004 and 2003	F-50
Unaudited Condensed Statement of Equity for the Nine Months Ended September 30, 2004	F-51
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003	F-52
Notes to Unaudited Condensed Consolidated Financial Statements	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

TODCO

      We have audited the accompanying Post-Transocean Merger consolidated balance sheets of TODCO and Subsidiaries as of December 31, 2003 and 2002 and the related Post-Transocean Merger consolidated statements of operations, comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2003, and the period from February 1, 2001 to December 31, 2001, and the related Pre-Transocean Merger consolidated statements of operations, comprehensive loss, equity and cash flows for the period from January 1, 2001 to January 31, 2001. Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10-K. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the Post-Transocean Merger consolidated financial position of TODCO and Subsidiaries at December 31, 2003 and 2002, and the Post-Transocean Merger consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, and the period from February 1, 2001 to December 31, 2001, and the Pre-Transocean Merger consolidated results of their operations and their cash flows for the period from January 1, 2001 to January 31, 2001, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Notes 1 and 4 to the consolidated financial statements, effective January 31, 2001, the Company completed a merger transaction resulting in a change of control and a new basis of accounting. As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 142 effective January 1, 2002, SFAS 123 effective January 1, 2003 and Financial Accounting Standards Board Interpretation No. 46 effective December 31, 2003.

/s/ ERNST & YOUNG LLP

Houston, Texas

February 4, 2004

TODCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Post-Transocean
	Merger

	December 31,

	2003	2002

	(In millions, except
	share data)
ASSETS
Cash and cash equivalents	$20.0	$—
Accounts receivable
Trade	52.3	40.8
Related party	0.9	345.7
Other	4.6	13.4
Interest receivable— related party	—	1.7
Materials and supplies	4.5	4.9
Other current assets	3.2	17.5
Current assets related to discontinued operations	0.1	152.9

Total current assets	85.6	576.9

Property and equipment	924.9	871.6
Less accumulated depreciation	264.0	165.2

Property and equipment, net	660.9	706.4

Investments in and advances to joint ventures	0.1	79.7
Other assets	31.6	21.6
Non-current assets related to discontinued operations	—	842.6

Total assets	$778.2	$2,227.2

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable
Trade	$24.7	$11.6
Related party	—	70.1
Accrued income taxes	11.1	22.5
Debt due within one year	1.2	15.5
Debt due within one year— related party	3.0	100.0
Interest payable— related party	4.3	5.7
Other current liabilities	43.4	49.8
Current liabilities related to discontinued operations	0.5	102.6

Total current liabilities	88.2	377.8

Long-term debt	25.6	25.2
Long-term debt— related party	522.0	980.1
Deferred income taxes	—	67.1
Other long-term liabilities	4.7	5.0
Non-current liabilities related to discontinued operations	—	210.1

Total long-term liabilities	552.3	1,287.5

Commitments and contingencies
Common stock, Class A, $0.01 par value, 500,000,000 shares authorized, none outstanding at December 31, 2003 and 2002	—	—
Common stock, Class B, $0.01 par value, 260,000,000 shares authorized, 12,144,751 shares issued and outstanding at December 31, 2003 and 2002	0.1	0.1
Additional paid-in capital	6,136.3	6,276.3
Accumulated other comprehensive loss	—	(2.0)
Retained deficit	(5,998.7)	(5,712.5)

Total shareholder’s equity	137.7	561.9

Total liabilities and shareholder’s equity	$778.2	$2,227.2

See accompanying notes.

TODCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

	(In millions, except per share amounts)
Operating Revenues	$227.7	$187.8	$441.0	$48.5
Costs and Expenses
Operating and maintenance	215.7	176.6	260.9	23.2
Operating and maintenance— related party	11.7	9.1	9.1	—
Depreciation	92.2	91.9	96.5	6.3
Goodwill amortization	—	—	42.9	0.2
General and administrative	14.9	19.2	17.4	60.8
General and administrative— related party	1.4	9.7	2.0	—
Impairment loss on long-lived assets	11.3	399.4	1.1	64.0
Gain on disposal of assets, net	(0.8)	(1.0)	(3.3)	(0.4)

	346.4	704.9	426.6	154.1
Operating Income (Loss)	(118.7)	(517.1)	14.4	(105.6)
Other Income (Expense), net
Equity in loss of joint ventures	(6.6)	(2.7)	(0.9)	—
Interest income	0.6	3.0	4.9	1.4
Interest income— related party	3.3	33.6	16.2	0.2
Interest expense, net of amounts capitalized	(3.0)	(22.4)	(88.2)	(19.8)
Interest expense— related party	(43.5)	(79.7)	(36.8)	—
Loss on retirement of debt	(79.5)	(18.8)	(27.5)	—
Impairment of investment in and advance to joint venture	(21.3)	—	—	—
Other, net	(2.8)	0.3	(0.4)	0.3

	(152.8)	(86.7)	(132.7)	(17.9)
Loss from Continuing Operations before Income Taxes, Minority Interest and Cumulative Effect of a Change in Accounting Principle	(271.5)	(603.8)	(118.3)	(123.5)
Income tax benefit	(50.1)	(74.6)	(21.6)	(33.4)
Minority interest	0.6	(0.1)	—	—

Loss from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	(222.0)	(529.1)	(96.7)	(90.1)
Discontinued Operations:
(Loss) income from operations of discontinued segment	(43.9)	(480.8)	(12.1)	2.7
Income tax expense	19.9	27.6	44.6	1.2
Minority interest	1.2	3.7	0.7	0.7

Net (loss) income from discontinued operations before cumulative effect of a change in accounting principle	(65.0)	(512.1)	(57.4)	0.8
Loss before Cumulative Effect of a Change in Accounting Principle	(287.0)	(1,041.2)	(154.1)	(89.3)
Cumulative effect of a change in accounting principle— continuing operations	0.8	(1,363.7)	—	—
Cumulative effect of a change in accounting principle— discontinued operations	—	(3,153.3)	—	—

Net Loss	$(286.2)	$(5,558.2)	$(154.1)	$(89.3)

Net Loss Per Common Share Basic and Diluted
Continuing operations	$(18.28)	$(43.57)	$(7.96)	$(0.43)
Discontinued operations	(5.35)	(42.16)	(4.73)	0.01
Cumulative effect of a change in accounting principle	0.07	(371.92)	—	—

Net loss per common share basic and diluted	$(23.56)	$(457.65)	$(12.69)	$(0.42)

Weighted Average Common Shares Outstanding:
Basic and diluted	12.1	12.1	12.1	211.3

See accompanying notes.

TODCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

	(In millions)
Net loss	$(286.2)	$(5,558.2)	$(154.1)	$(89.3)

Other comprehensive income (loss)
Change in share of unrealized income (loss) in unconsolidated joint venture’s accumulated other comprehensive loss (net of tax (expense) benefit of $(1.1), $(0.1), and $1.2 for each of the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively)	2.0	0.3	(2.3)	—
Change in unrealized (loss) on securities held for sale, net of tax	—	—	(0.2)	(0.1)

Other comprehensive income (loss)	—	0.3	(2.5)	(0.1)

Total comprehensive loss	$(284.2)	$(5,557.9)	$(156.6)	$(89.4)

See accompanying notes.

TODCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

				Accumulated
				Other
	Common Stock		Additional	Comprehensive	Retained
			Paid-In	Income	Earnings	Unearned	Total
	Shares	Amount	Capital	(Loss)	(Deficit)	Compensation	Equity

	(In millions)
Pre-Transocean Merger
Balance at December 31, 2000	212.0	$2.1	$1,458.1	$0.3	$(82.9)	$(4.1)	$1,373.5
Net loss					(89.3)		(89.3)
Activity in stock plans	0.1		6.3			4.1	10.4
Change in unrealized gain on securities held for sale				(0.1)			(0.1)
Contribution to employee savings plans			0.6				0.6

Balance at January 31, 2001	212.1	2.1	1,465.0	0.2	(172.2)	—	1,295.1

Post-Transocean Merger
Net loss					(154.1)		(154.1)
Merger with Transocean	(200.0)	(2.0)	5,178.8		172.2		5,349.0
Tax benefit from options exercised			9.0				9.0
Other comprehensive loss related to unconsolidated joint venture				(2.3)			(2.3)
Change in unrealized gain on securities held for sale				(0.2)			(0.2)

Balance at December 31, 2001	12.1	0.1	6,652.8	(2.3)	(154.1)	—	6,496.5
Net loss					(5,558.2)		(5,558.2)
Net distributions to parent			(376.8)				(376.8)
Tax benefit from options exercised			0.3				0.3
Change in other comprehensive loss related to unconsolidated joint venture				0.3			0.3
Other					(0.2)		(0.2)

Balance at December 31, 2002	12.1	0.1	6,276.3	(2.0)	(5,712.5)	—	561.9
Net loss					(286.2)		(286.2)
Net distributions to parent			(224.6)				(224.6)
Equity contribution from parent			84.6				84.6
Change in other comprehensive loss related to unconsolidated joint venture				2.0			2.0

Balance at December 31, 2003	12.1	$0.1	$6,136.3	$—	$(5,998.7)	$—	$137.7

See accompanying notes.

TODCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

	(In millions)
Cash Flows from Operating Activities— Continuing Operations and Discontinued Operations
Net loss	$(286.2)	$(5,558.2)	$(154.1)	$(89.3)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of a change in accounting principle	(0.8)	4,517.0	—	—
Depreciation	102.5	169.3	209.6	17.7
Goodwill amortization	—	—	128.2	0.2
Impairment loss on goodwill	—	932.2	—	—
Deferred income taxes	(34.9)	(56.5)	1.3	(33.3)
Equity in earnings of joint ventures	1.1	(3.6)	(11.5)	(0.4)
Net loss from disposal of assets	9.1	2.9	32.2	—
Impairment loss on long-lived assets	11.3	55.4	27.8	64.0
Amortization of debt fair value adjustments	(3.0)	(10.6)	(19.9)	—
Deferred compensation	—	—	—	9.8
Deferred income, net	(5.5)	(2.9)	6.3	(1.0)
Deferred expenses, net	(15.3)	0.7	(13.7)	1.5
Loss from retirement of debt	79.5	18.8	27.5	—
Impairment of investment in and advance to joint venture	21.3	—	—	—
Changes in operating assets and liabilities, net of effects from the Transocean Merger
Accounts receivable, net	41.2	106.0	37.8	(20.1)
Accounts payable and other current liabilities	(20.3)	(45.5)	(121.7)	(14.3)
Accounts receivable/payable to related party, net	202.9	(116.8)	(64.8)	—
Income taxes receivable/payable, net	(4.2)	(7.9)	(3.9)	2.9
Other, net	4.4	13.8	17.6	26.6

Net cash provided by (used in) operating activities	103.1	14.1	98.7	(35.7)

Cash Flows from Investing Activities— Continuing Operations and Discontinued Operations
Capital expenditures	(16.1)	(17.7)	(216.3)	(16.5)
Proceeds from settlement of notes receivable from related party	—	518.0	—	—
Proceeds from disposal of assets, net	75.0	53.4	90.6	0.2
Proceeds from sale of subsidiary, net	—	—	85.6	—
Purchase of minority interest in subsidiary	—	—	—	(34.7)
Joint ventures and other investments, net	0.6	2.1	13.6	(1.9)

Net cash provided by (used in) investing activities	59.5	555.8	(26.5)	(52.9)

Cash Flows from Financing Activities— Continuing Operations and Discontinued Operations
Net proceeds from long-term debt with related party	(54.0)	47.3	1,245.0	—
Repayments on other debt instruments	(89.1)	(38.6)	(1,516.3)	(8.1)
Repayments on other debt instruments to related party	—	(529.2)	—	—
Decrease in cash dedicated to debt service	—	—	3.7	2.7
Cash of subsidiaries at disposition to affiliates	(103.9)	(10.4)	—	—
Exchange offer consent payments	—	(8.3)	—	—
Other, net	1.5	3.7	(1.1)	1.0

Net cash used in financing activities	(245.5)	(535.5)	(268.7)	(4.4)

Net (decrease) increase in cash and cash equivalents	(82.9)	34.4	(196.5)	(93.0)
Cash and cash equivalents at beginning of period— continuing operations and discontinued operations	102.9	68.5	265.0	358.0

Cash and cash equivalents at end of period— continuing operations and discontinued operations	$20.0	$102.9	$68.5	$265.0

See accompanying notes.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1— Nature of Business and Principles of Consolidation

      TODCO (formerly known as “R&B Falcon Corporation”, together with its subsidiaries and predecessors, unless the context requires otherwise, the “Company,” “we” or “our”) is a leading provider of offshore and inland marine contract oil and gas drilling services. At December 31, 2003, the Company owned, had partial ownership interests in or operated 70 drilling rigs. As of this date, the Company’s active fleet of drilling rigs consisted of 24 jackup rigs, 30 barge rigs, three submersible rigs and one platform rig as well as nine land rigs and three lake barge rigs in Venezuela. The Company contracts its drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells. The Company wound up its turnkey operations in the second quarter of 2001 and no longer provides turnkey services.

      Intercompany transactions and accounts have been eliminated. For investments in joint ventures that either do not meet the criteria of being a variable interest entity or where the Company is not deemed to be the primary beneficiary for accounting purposes, the equity method of accounting is used for investments in joint ventures where the Company’s ownership is between 20 percent and 50 percent and for investments in joint ventures owned more than 50 percent where the Company does not have control of the joint venture. The cost method of accounting is used for investments in joint ventures where the Company’s ownership is less than 20 percent and the Company does not have significant influence over the joint venture. For investments in joint ventures that meet the criteria of a variable interest entity and where the Company is deemed to be the primary beneficiary for accounting purposes, such entities are consolidated (see Note 2).

      Effective January 31, 2001, the merger transaction between the Company and Transocean Inc. (“Transocean”, formerly known as Transocean Sedco Forex Inc.) was completed (the “Transocean Merger”). A change of control occurred and the Company became an indirect wholly owned subsidiary of Transocean. See Note 4. The merger was accounted for as a purchase with Transocean as the accounting acquirer. Accordingly, the purchase price was allocated to the assets and liabilities of the Company based on estimated fair values as of January 31, 2001 with the excess accounted for as goodwill. The purchase price adjustments were “pushed down” to the consolidated financial statements of the Company, which affects the comparability of the consolidated financial statements for periods before and after the Transocean Merger. The accompanying financial statements for the periods ended on January 31, 2001 were prepared using the Company’s historical basis of accounting and are designated as “Pre-Transocean Merger.” The accompanying consolidated financial statements for the periods subsequent to January 31, 2001 include the effects of the Transocean Merger and are designated as “Post-Transocean Merger.”

      In July 2002, Transocean announced plans to divest its Gulf of Mexico shallow and inland water (“Shallow Water”) business through an initial public offering of the Company. During 2003, the Company completed the transfer to Transocean of all assets not related to its Shallow Water business (“Transocean Assets”), including the transfer of all revenue-producing assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in the Company’s historical financial statements and the notes thereto. The Company’s historical financial statements and the notes thereto have been restated for the effect of discontinued operations for all periods presented, except for the statement of cash flows and related Note 11 for which restatement is not required. See Note 23.

      In February 2004, the Company completed its initial public offering of 13,800,000 shares of its Class A common stock (“IPO”), see Notes 14 and 24.

Note 2—	Summary of Significant Accounting Policies

      Accounting Estimates— The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to bad debts, materials and supplies obsolescence, investments, intangible assets and goodwill, property and equipment and other long-lived assets, income taxes, workers’ insurance, pensions and other post-retirement and employment benefits and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

      Segments— As a result of the IPO and the resulting change in the Company’s chief operating decision maker as defined by the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company has redefined its reportable segments on a basis representative of how the Company evaluates its operating performance and makes resource allocation decisions (see Note 24). Accordingly, the Company’s operations have been aggregated into three reportable business segments, which correspond to the Company’s principal geographic regions in which we operate:

•	U.S. Inland Barge Segment— The Company’s barge rig fleet currently operating in this market segment consists of 12 conventional and 18 posted barge rigs. These units operate in marshes, rivers, lakes and shallow bay or coastal waterways that are known as the “transition zone”. This area along the U.S. Gulf Coast, where jackup rigs are unable to operate, is the world’s largest market for this type of equipment.

•	U.S. Gulf of Mexico Segment— The Company currently operates 19 jackup and three submersible rigs in the U.S. Gulf of Mexico shallow water market segment which begins at the outer limit of the transition zone and extends to water depths of about 350 feet. The Company’s jackup rigs in this market segment consist of independent leg cantilever type units, mat-supported cantilever type rigs and mat-supported slot type jackup rigs that can operate in water depths up to 250 feet.

•	Other International Segment— The Company’s other operations are currently conducted in Mexico, Trinidad and Venezuela. In Mexico, the Company operates two jackup rigs and is preparing a platform rig to operate for PEMEX, the Mexican national oil company. Additionally, the Company has two jackup rigs in Trinidad and one in Venezuela, where the Company also has nine land rigs and three lake barge rigs.

      The Company’s historical presentation of reportable business segments for the year ended December 31, 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001 have been restated to reflect the current presentation. See Note 19.

      Cash and Cash Equivalents— Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less. Generally, the maturity date of the Company’s cash equivalent investments is the next business day.

      Accounts and Notes Receivable— Accounts receivable trade are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts receivable. Interest receivable on delinquent accounts receivable is included in the accounts receivable trade balance and recognized as interest income when chargeable and collectibility is reasonably assured. Notes receivable, included in investments in and advances to joint ventures, are carried at their historical carrying amount net of write-offs and allowance for loan loss. Interest income on notes receivable, which is included in interest receivable-related party, is accrued and recognized as interest income monthly on the unimpaired loan balance. The Company’s notes receivable do not have any associated premiums or discounts. Uncollectible loans and accounts receivable trade are written off when a settlement is reached for an amount that is less than the outstanding historical balance. As a result of the Company’s consolidation of Delta Towing Holdings, LLC (“Delta Towing”), a joint venture formed to own and operate the Company’s U.S. marine support vessel business, the Company’s notes receivable and

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related interest receivable have been eliminated in the Company’s consolidated balance sheet at December 31, 2003 (see “—New Accounting Pronouncements” and Note 17).

      Allowance for Doubtful Accounts— The Company establishes an allowance for doubtful accounts receivable on a case-by-case basis when it believes the collection of specific amounts owed is unlikely to occur. This allowance was $5.0 million and $6.7 million at December 31, 2003 and 2002, respectively. An allowance for loan loss is established when events or circumstances indicate that both the contractual interest and principal for a note receivable are not fully collectible. A loan is considered delinquent when principal and/or interest payments have not been made in accordance with the payment terms of the loan. Collectibility is determined based on estimated future cash flows discounted at the respective loan’s effective interest rate with the excess of the loan’s total contractual interest and principal over the estimated discounted future cash flows recorded as an allowance for loan loss. During the year ended December 31, 2003, the Company recorded an allowance for loan loss of $21.3 million related to its notes receivable from Delta Towing, see Note 18. As a result of the consolidation of Delta Towing, the allowance, together with the note receivable were eliminated from the Company’s consolidated balance sheet at December 31, 2003.

      Materials and Supplies— Materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence. Such allowance was $0.3 million at December 31, 2003. There was no allowance for obsolescence at December 31, 2002.

      Property and Equipment— Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 85 percent of the Company’s total assets at December 31, 2003. The carrying values of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of the Company’s rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Company provides for depreciation using the straight-line method after allowing for salvage values. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expense as incurred. Upon sale or other disposition to third parties, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

      As a result of the Transocean Merger, property and equipment were adjusted to fair value and the Company conformed its policies relating to estimated rig lives and salvage values to Transocean’s policies. Estimated useful lives of drilling units now range from 10 to 15 years for the majority of our drilling units, compared to 12 to 18 years prior to the Transocean Merger. Depreciation expense for the eleven months ended December 31, 2001 increased approximately $36.9 million as a result of conforming these policies, primarily due to a decrease in the useful lives of the inland barges.

      Assets Held for Sale— Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets. Prior to the Company’s adoption of SFAS 144 (see “—New Accounting Pronouncements”), certain assets were classified as held for sale under SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Effective with the Transocean Merger, the Company established a plan to sell certain assets that were considered non-core to Transocean’s business with the disposition of these assets expected to be complete by December 31, 2002. At December 31, 2002, the Company had either disposed of these non-core assets, including certain drilling rigs, surplus equipment and an office building, or reclassified them to property and equipment in accordance with SFAS 144. There were no assets classified as held for sale at December 31, 2003.

      Goodwill— Prior to the adoption of SFAS 142, Goodwill and Other Intangible Assets effective January 1, 2002, the excess of the purchase price over the estimated fair value of net assets acquired was accounted for as

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goodwill and was amortized on a straight-line basis over a 40-year life. The amortization period was based on the nature of the offshore drilling industry and the Company’s long-lived drilling equipment.

      During the first quarter of 2002, the Company implemented SFAS 142 and performed the initial test of impairment of goodwill. The test was applied utilizing the estimated fair value of the Company as of January 1, 2002 and was determined based on a combination of the Company’s discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. Because of deterioration in the Gulf of Mexico shallow and inland water market sector since the completion of the Transocean Merger, a $1,363.7 million impairment of goodwill was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002. Additionally, due to a general decline in market conditions and other factors, the Company recognized a $3,153.3 million impairment of goodwill related to discontinued operations, which was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002.

      During the fourth quarter of 2002, the Company performed its annual test of goodwill impairment. Due to a general decline in market conditions, the Company recognized a non-cash impairment charge of $381.9 million. After giving effect to the goodwill write-downs, the Company had no goodwill balance as of December 31, 2002 or December 31, 2003.

      Net loss for the year ended December 31, 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001, adjusted for goodwill amortization, was as follows (in millions):

			Pre-Transocean
	Post-Transocean Merger		Merger

		Eleven Months	One Month
	Year Ended	Ended	Ended
	December 31,	December 31,	January 31,
	2002	2001	2001

Reported net loss before cumulative effect of a change in accounting principle	$(1,041.2)	$(154.1)	$(89.3)
Add back: goodwill amortization	—	42.9	0.2

Adjusted reported net loss before cumulative effect of a change in accounting principle	(1,041.2)	(111.2)	(89.1)
Cumulative effect of a change in accounting principle	(4,517.0)	—	—

Adjusted net loss	$(5,558.2)	$(111.2)	$(89.1)

Basic and diluted loss per share
Reported net loss applicable to common shareholders before cumulative effect of a change in accounting principle	$(85.73)	$(12.69)	$(0.42)
Add back: goodwill amortization	—	3.53	—

Adjusted reported net loss before cumulative effect of a change in accounting principle	(85.73)	(9.16)	(0.42)
Cumulative effect of a change in accounting principle	(371.92)	—	—

Adjusted net loss per share basic and diluted	$(457.65)	$(9.16)	$(0.42)

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Impairment of Long-Lived Assets— The carrying value of long-lived assets, principally goodwill and property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Property and equipment held for sale are recorded at the lower of net book value or net realizable value. See Note 10. Prior to January 1, 2002, recoverability of goodwill was determined based upon a comparison of the Company’s net book value to the undiscounted cash flows associated with the related assets. See “—Goodwill.”

      Operating Revenues and Expenses— Operating revenues are recognized as earned, based on contractual daily rates or on a fixed price basis. Although the Company ceased providing turnkey drilling services in 2001, turnkey profits were recognized on completion of the well and acceptance by the customer. Events occurring after the date of the financial statements and before the financial statements are issued that are within the normal exposure and risk aspects of the turnkey contracts are considered refinements of the estimation process of the prior year and are recorded as adjustments at the date of the financial statements. Provisions for losses are made on contracts in progress when losses are anticipated. In connection with drilling contracts, the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to the preparation and mobilization of the rig are deferred and recognized over the primary contract term of the drilling project for contracts that have a primary contract term of two months or longer and where such amounts are material. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated remaining useful life of the asset.

      At December 31, 2003, $21.2 million in deferred preparation and mobilization costs were included in other assets in the Company’s consolidated balance sheet. There were no similar deferred costs at December 31, 2002. During 2003, the Company amortized $1.2 million of these costs, which is included in operating and maintenance expense in the Company’s consolidated statement of operations.

      Foreign Currency Translation— The Company accounts for translation of foreign currency in accordance with SFAS 52, Foreign Currency Translation. The majority of the Company’s revenues and expenditures are denominated in U.S. dollars to limit the Company’s exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of the Company’s operations. Foreign currency translations and exchange gains and losses are included in other income (expense), net as incurred. Net foreign currency exchange gains (losses) were $(2.7) million, $0.4 million, $(0.3) million and $0.3 million for the years ended December 31, 2003 and 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001, respectively.

      Income Taxes— Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. See Note 12.

      Stock-Based Compensation— In accordance with the provisions of SFAS 123, Accounting for Stock-based Compensation, the Company has elected to follow the Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans through December 31, 2002. Under the intrinsic value method of APB 25, if the exercise price of employee stock options equals or exceeds the fair value of the underlying stock

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the date of grant, no compensation expense is recognized. If an employee stock option is modified subsequent to the original grant date, and the exercise price is less than the fair value of the underlying stock on the date of the modification, compensation expense equal to the excess of the fair value over the exercise price is recognized over the remaining vesting period. Compensation expenses for grants of restricted shares to employees is calculated based on the fair value of the shares on the date of grant and is recognized over the vesting period. Stock appreciation rights are considered variable grants and are recorded at fair value, with the change in the recorded fair value recognized as compensation expense.

      Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 using the prospective method. Under the prospective method and in accordance with the provisions of SFAS 148, Accounting for Stock-Based Compensation— Transition and Disclosure, the recognition provisions are applied to all employee awards granted, modified or settled after January 1, 2003. See Notes 15 and 24.

      The compensation expense related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date pro forma net income and diluted net income per share would have been as follows (in millions, except per share amounts):

	Post-Transocean Merger

			Eleven Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Net loss applicable to common stockholders as reported	$(286.2)	$(5,558.2)	$(154.1)
Add: stock-based employee compensation included in reported net income, net of related tax effects	—	—	—
Deduct: total stock-based employee compensation expense under fair value based method for all awards, net of tax	0.5	1.8	0.6

Pro forma net loss applicable to common stockholders	$(286.7)	$(5,560.0)	$(154.7)

Basic and diluted loss per share
As reported	$(23.56)	$(457.65)	$(12.69)
Pro forma	$(23.61)	$(457.80)	$(12.74)

      The pro forma effect on net loss for the one month ended January 31, 2001 was not significant. The pro forma net loss effects of applying SFAS 123 recognition of compensation expense for the periods shown above may not be representative of the effects on reported net income for future years.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      There were no options granted to the Company’s employees under the Transocean Incentive Plan for the year ended December 31, 2003. The fair value of each option grant under the Transocean Incentive Plans for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001 was estimated using the Black-Scholes options pricing model with the following weighted-average assumptions:

	Post-Transocean Merger

		Eleven Months
	Year Ended	Ended
	December 31,	December 31,
	2002	2001

Dividend yield	0.00%	0.30%
Expected price volatility	50.7%	50.2%
Risk-free interest rate	3.49%	4.25%
Expected life of options (in years)	3.9	4.1
Weighted-average fair value of options granted	$12.24	$16.45

      There were no outstanding awards under the Company’s long-term incentive plan at December 31, 2003. See Note 24.

      New Accounting Pronouncements— In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the requirement under SFAS 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS 13 to require certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishment that do not meet the criteria for extraordinary item in APB 30. The statement is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company adopted SFAS 145 effective January 1, 2002. The adoption of this statement had no effect on the Company’s consolidated financial position or results of operations.

      In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation— Transition and Disclosure, which is effective for fiscal years ending after December 15, 2002. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to permit two additional transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic method under APB 25. The prospective method of transition under SFAS 123 is an option for entities adopting the recognition provisions of SFAS 123 in a fiscal year beginning before December 15, 2003. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements concerning the method of accounting used for stock-based employee compensation and the effects of that method on reported results of operations. Under SFAS 148, pro forma disclosures are required in a specific tabular format in the “Summary of Significant Accounting Policies”. The Company has adopted the disclosure requirements of this statement effective December 31, 2002. The adoption had no effect on the Company’s consolidated financial position or results of operations. The Company adopted the fair value method of accounting for stock-based compensation using the prospective method of transition under SFAS 123 effective January 1, 2003. As a result of the completion of the Company’s initial public offering in February 2004 (see Notes 1 and 24), management expects compensation expense will increase approximately $11 million in 2004 as a result of the adoption. See “—Stock-Based Compensation”.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires that an enterprise

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidate a variable interest entity (“VIE”) if the enterprise has a variable interest that will absorb a majority of the entity’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of ownership, contractual or other financial interests in the entity, if such loss or residual return occurs. If one enterprise absorbs a majority of a VIE’s expected losses and another enterprise receives a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses is required to consolidate the VIE and will be deemed the primary beneficiary. FIN 46 is effective immediately for those VIEs created after January 31, 2003. The provisions, as amended, are effective for the first interim or annual period ending after December 15, 2003 for those VIEs held prior to February 1, 2003 that are considered to be special purpose entities. The provisions, as amended, are to be applied no later than the end of the first reporting period that ends after March 14, 2004 for all other VIEs held prior to February 1, 2003. Early adoption is allowed. The Company adopted and applied the provisions of FIN 46 effective December 31, 2003. See Note 17.

      Reclassifications— Certain reclassifications have been made to prior period amounts to conform with the current period’s presentation.

      In connection with the IPO, certain components of costs previously classified in operating and maintenance expense were reviewed and reclassified to general and administrative expense to be consistent with the ongoing classification of the Company’s corporate support costs. The aggregate costs reclassified totaled $17.1 million for the year ended December 31, 2002 and $12.7 million for the eleven months ended December 31, 2001. This reclassification had no effect on the Company’s previously reported operating income or net income.

Note 3—	Other Comprehensive Income (Loss)

      The components of accumulated other comprehensive income (loss) are as follows (in millions):

		Other
	Unrealized	Comprehensive	Total Other
	Gains on	Loss Related to	Comprehensive
	Available-for-Sale	Unconsolidated	Income
	Securities	Joint Venture	(Loss)

Pre-Transocean Merger
Balance at December 31, 2000	$0.3	$—	$0.3
Other comprehensive loss	(0.1)	—	(0.1)
Balance at January 31, 2001	0.2	—	0.2

Post-Transocean Merger
Other comprehensive loss	(0.2)	(2.3)	(2.5)

Balance at December 31, 2001	—	(2.3)	(2.3)
Other comprehensive income	—	0.3	0.3

Balance at December 31, 2002	—	(2.0)	(2.0)
Other comprehensive income	—	2.0	2.0

Balance at December 31, 2003	$—	$—	$—

Note 4—	Transocean Merger

      On August 19, 2000, the Company entered into an Agreement and Plan of Merger with Transocean, whereby each share of the Company’s common stock would convert into 0.5 ordinary shares of Transocean.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s common shareholders approved the Transocean Merger at a special meeting on December 12, 2000. On January 31, 2001, the Transocean Merger was completed and the Company became an indirect wholly owned subsidiary of Transocean and a new board of directors was elected. In connection with the merger, Transocean assumed warrants and options exercisable for the Company’s common stock prior to the Transocean Merger. At the merger date such warrants and options were exercisable for approximately 13 million Transocean ordinary shares.

      The purchase price of $6.7 billion was comprised of $6.1 billion market value of Transocean’s ordinary shares issued in the merger and the estimated fair value of Transocean’s stock options and warrants that replaced the Company’s stock options and warrants at the time of the merger of $0.6 billion. The market capitalization of Transocean’s ordinary shares was calculated using the average closing price of Transocean’s ordinary shares for a period immediately before and after August 21, 2000, the date the merger was announced.

      In January 2001, in connection with the Transocean Merger, the Company recorded a pre-tax expense of approximately $58 million including: (1) a $19.6 million investment advisory fee, (2) $25.1 million of termination benefits to seven employees in accordance with employment contracts, and (3) a $9.5 million charge due to the acceleration of vesting of certain stock options and restricted stock grants previously awarded to certain employees. In addition, in connection with the Transocean Merger, the Company was required to dispose of its marine support vessel business, consisting primarily of shallow water tugs, crewboats and utility barges. As a result, the Company contributed its marine support vessel business to a joint venture, Delta Towing Holdings, LLC (“Delta Towing”), in return for secured contingent notes with a face value of $144.0 million and a 25 percent ownership interest in Delta Towing. The Company recorded a pre-tax charge of $64.0 million in January 2001, which is included in impairment loss on long-lived assets to reflect the fair value of the consideration received in the exchange. See Note 18.

      In conjunction with the Transocean Merger, the Company established a liability of $16.5 million for the estimated severance-related costs associated with the involuntary termination of 569 of the Company’s employees pursuant to management’s plan to consolidate operations and administrative functions and to dispose of the Venezuela operations post-merger. Included in the 569 planned involuntary terminations were 387 employees engaged in the Company’s land drilling business in Venezuela. The Company has suspended active marketing efforts to divest this business and, as a result, reduced the estimated liability by $4.3 million in the third quarter of 2001 with an offset to goodwill. As of December 31, 2002, all required severance-related costs were paid to 182 employees whose positions were eliminated as a result of this plan.

Note 5—	Venezuelan Financial Assets

      Due to continuing political instability in Venezuela and the continuation of recent foreign exchange controls, the Company established a currency valuation allowance of $2.4 million pertaining to cash and receivables in Venezuela in the second quarter of 2003 to adjust the Company’s Venezuelan financial assets to net realizable value as of June 30, 2003. As of December 31, 2003, the Company had financial assets denominated in local currency with a net carrying value of $3.7 million. The foreign exchange controls limit the Company’s ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. In August 2003, the Company negotiated an agreement with its principal customer in Venezuela to pay the majority of the contracted U.S. dollar denominated dayrate in U.S. dollars to one of our banks in the United States.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—	Debt and Capital Lease Obligations

Third Party Obligations

      Third party debt and capital lease obligations, which excludes debt to Transocean and its affiliates, net of unamortized discounts, premiums and fair value adjustments, is comprised of the following (in millions):

	Post-
	Transocean
	Merger
	December 31,

	2003	2002

6.5% Senior Notes, due April 2003	$—	$5.0
9.125% Senior Notes, due December 2003	—	10.5
6.75% Senior Notes, due April 2005	7.8	7.8
6.95% Senior Notes, due April 2008	2.2	2.2
9.5% Senior Notes, due December 2008	11.4	11.7
7.375% Senior Notes, due April 2018	3.5	3.5
Capital Lease Obligations	1.9	—

Total	26.8	40.7
Less debt due within one year	1.2	15.5

Total long-term debt	$25.6	$25.2

      The expected maturity of the face value of the Company’s third party debt, excluding capital lease obligations, is as follows (in millions):

Years Ended
December 31,

2004	$—
2005	7.7
2006	—
2007	—
2008	12.4
Thereafter	3.5

Total	$23.6

      Third Party Debt— Revolving Credit Facility. In December 2003, the Company entered into a two-year $75 million floating-rate secured revolving credit facility that will decline to $60 million in December 2004.

      The facility is secured by most of the Company’s drilling rigs, receivables, the stock of most of its U.S. subsidiaries and is guaranteed by some of its subsidiaries. Borrowings under the facility bear interest at our option at either (1) the higher of (A) the prime rate and (B) the federal funds rate plus 0.5%, plus a margin in either case of 2.50% or (2) the Eurodollar rate plus a margin of 3.50%. Commitment fees on the unused portion of the facility are 1.5% of the average daily balance and are payable quarterly. Borrowings and letters of credit issued under the facility are limited by a borrowing base equal to the lesser of (A) 20% of the orderly liquidated value of the drilling rigs securing the facility, as determined from time to time by a third party selected by the agent under the facility, and (B) the sum of 10% of the orderly liquidated value of the

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

drilling rigs securing the facility plus 80% of the U.S. accounts receivable outstanding less than 90 days, net of any provision for bad debt associated with such U.S. accounts receivable.

      Financial covenants include maintenance of the following:

•	a ratio of (1) current assets plus unused availability under the facility to (2) current liabilities (excluding specified subordinated liabilities owed to Transocean) of at least 1.2 to 1,

•	a ratio of total debt to total capitalization of not more than 20% (excluding specified subordinated liabilities owed to Transocean from debt but including those liabilities in total capitalization),

•	tangible net worth plus specified subordinated liabilities owed to Transocean of not less than the sum of (1) $425 million plus (2) to the extent positive, 50% of net income after December 31, 2003,

•	a ratio of (1) the orderly liquidation value of the drilling rigs securing the facility to (2) the amount of borrowings and letters of credit outstanding under the facility of not less than 3 to 1, and

•	in the event liquidity (defined as working capital (excluding specified subordinated liabilities owed to Transocean) plus availability under the facility) is less than $25 million, a ratio of (1) EBITDA minus capital expenditures during the preceding 12 fiscal months to (2) interest expense (excluding interest on specified subordinated debt owed to Transocean) during such period of not less than 2 to 1.

      The revolving credit facility provides, among other things, for the issuance of letters of credit that the Company may utilize to guarantee its performance under some drilling contracts, as well as insurance, tax and other obligations in various jurisdictions. The facility also provides for customary fees and expense reimbursements and includes other covenants (including limitations on the incurrence of debt, mergers and other fundamental changes, asset sales and dividends) and events of default (including a change of control) that are customary for similar secured non-investment grade facilities.

      As of December 31, 2003, the Company had no borrowings outstanding under the facility.

      Third Party Debt— 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange Offer— In April 1998, the Company issued 6.5% Senior Notes, 6.75% Senior Notes, 6.95% Senior Notes and 7.375% Senior Notes with an aggregate principal amount of $1.1 billion. In December 1998, the Company issued 9.125% Senior Notes and 9.5% Senior Notes with an aggregate principal amount of $400.0 million. Each of these notes was recorded at fair value on January 31, 2001 in conjunction with the Transocean Merger.

      In March 2002, Transocean and the Company completed exchange offers and consent solicitations for the Company’s 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the “Exchange Offer”). As a result of the Exchange Offer, approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of the Company’s outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% notes, respectively, were exchanged by Transocean for newly issued 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates (and accruing interest from the last date for which interest had been paid on the Company’s notes). Because the holders of a majority in principal amount of each of these series of notes consented to the proposed amendments to the applicable indenture pursuant to which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. Both the exchanged notes and the notes not exchanged remained the obligation of the Company. In connection with the Exchange Offer, an aggregate of $8.3 million in consent payments was made by the Company to holders of the Company’s notes whose notes were exchanged. The consent payments are being amortized as an increase to interest expense over the remaining term of the respective notes and such amortization was $0.5 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003, Transocean was the holder of the notes that were exchanged for Transocean notes

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the Exchange Offer. Correspondingly, the Company had debt obligations to Transocean for those exchanged notes. See “—Related Party Debt” below for amounts due to Transocean.

      In December 2003, the Company repaid all of the $10.2 million outstanding principal amount of the 9.125% Senior Notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. In April 2003, the Company repaid the entire $5.0 million principal amount outstanding of the 6.5% Senior Notes, plus accrued and unpaid interest, in accordance with their scheduled maturities.

      At December 31, 2003, approximately $7.7 million, $2.2 million, $3.5 million, and $10.2 million principal amount of the 6.75%, 6.95%, 7.375%, and 9.5% Senior Notes, respectively, due to third parties were outstanding. The fair value of these notes at December 31, 2003 was approximately $8.1 million, $2.4 million, $4.0 million, and $12.5 million, respectively, based on the estimated yield to maturity as of that date.

      Third Party Debt— Redeemed and Repurchased Debt— In November and December of 2001, the Company repurchased and retired approximately $11.3 million principal amount of the 9.125% Senior Notes due 2003 and $10.5 million principal amount of the 6.5% Senior Notes due 2003. The Company funded the repurchases from cash on hand. The Company recognized a net after-tax loss on retirement of debt of approximately $0.6 million in the fourth quarter of 2001 relating to the early retirement of this debt.

      On April 10, 2001, the Company acquired, pursuant to a tender offer, all of the approximately $400.0 million principal amount outstanding 11.375% Senior Secured Notes due 2009 of its affiliate, RBF Finance Co., at 122.51 percent of principal amount, or $1,225.10 per $1,000 principal amount, plus accrued and unpaid interest. On April 6, 2001, RBF Finance Co. also redeemed all of the approximately $400.0 million principal amount outstanding 11% Senior Secured Notes due 2006 at 125.282 percent, or $1,252.82 per $1,000 principal amount, plus accrued and unpaid interest. In the second quarter of 2001, the Company recognized a net after-tax loss on retirement of debt of $14.4 million on the early retirement of this debt.

      On April 6, 2001, the Company redeemed all of the approximately $200.0 million principal amount outstanding 12.25% Senior Notes due 2006 at 130.675 percent or $1,306.75 per $1,000 principal amount, plus accrued and unpaid interest. In the second quarter of 2001, the Company recognized a net after-tax loss on retirement of debt of $4.5 million on the early retirement of this debt.

      On March 30, 2001, pursuant to an offer made in connection with the Transocean Merger, Cliffs Drilling Company (“Cliffs Drilling”), a wholly owned subsidiary of the Company, acquired approximately $0.1 million of the 10.25% Senior Notes due 2003 at an amount equal to 101 percent of the principal amount. On May 18, 2001, Cliffs Drilling redeemed all of the approximately $200.0 million principal amount outstanding 10.25% Senior Notes due 2003, at 102.5 percent, or $1,025.00 per $1,000 principal amount, plus interest accrued to the redemption date. The Company recognized a net after-tax gain on retirement of debt of $1.6 million in the second quarter of 2001 relating to the early retirement of this debt.

      The Company obtained sufficient funds to pay for the March and April 2001 offers and redemptions from borrowings under a revolving credit agreement with Transocean. See “—Related Party Debt” below.

      Capital Lease Obligations— The Company leases certain drilling equipment under two-year capital lease agreements. During 2003, the Company entered into two capital lease agreements in the amounts of $1.0 million and $1.1 million with final maturity dates of September 2005 and October 2005, respectively. Both lease agreements bear interest at a rate of 10 percent per annum. Assets recorded under capital leases are included in property and equipment in the consolidated balance sheets and amounted to $2.1 million at December 31, 2003. Accumulated depreciation of these assets was not significant for 2003 and is included in accumulated depreciation combined with the Company’s owned assets. Depreciation expense on these assets was not significant during the year ended December 31, 2003 and is included in depreciation expense.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Future minimum lease payments under scheduled capital leases that have initial or remaining noncancellable terms in excess of one year are as follows (in millions):

Years Ending
December 31,

2004	$1.3
2005	0.7

Total minimum lease payments	2.0
Amount representing interest	0.1

Capital lease obligations	1.9
Less amounts due within one year	1.2

Long-term capital lease obligations	$0.7

Related Party Debt

      Related party debt, net of unamortized discounts, premiums, and fair value adjustments, is comprised of the following (in millions):

	Post-Transocean
	Merger

	December 31,

	2003	2002

Revolving Credit Agreement, maturing April 2003	$—	$100.0
6.75% Senior Notes, due April 2005	153.2	153.9
6.95% Senior Notes, due April 2008	—	249.7
9.5% Senior Notes, due December 2008	322.9	329.5
7.375% Senior Notes, due April 2018	45.9	247.0
Other Debt	3.0	—

Total	525.0	1,080.1
Less debt due within one year	3.0	100.0

Total long-term debt	$522.0	$980.1

      The expected maturity of the face value of the Company’s related party debt is as follows (in millions):

Years Ended
December 31,

2004	$3.0
2005	152.5
2006	—
2007	—
2008	289.8
Thereafter	45.8

Total	$491.1

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Revolving Credit Agreement— The Company was party to a $1.8 billion two-year revolving credit agreement (the “Two-Year Revolver”) with Transocean, dated April 6, 2001. Amounts outstanding under the Two-Year Revolver bore interest quarterly at a rate of the London Interbank Offered Rate (“LIBOR”) plus 0.575 percent to 1.3 percent depending on Transocean’s non-credit enhanced senior unsecured public debt rating. On April 6, 2003 the approximately $81.2 million then outstanding under the Two-Year Revolver was converted into a 2.76% fixed rate promissory note issued by the Company to Transocean which was scheduled to mature on April 6, 2005. This note was cancelled in full in connection with the sales of the Company’s interest in a wholly-owned subsidiary and interests in two joint ventures. See “—6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes” and Note 13.

      During the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, the Company recognized interest expense of $0.8 million, $1.8 million and $25.4 million, respectively, related to the Two-Year Revolver.

      6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes— In March 2002 and in conjunction with the Exchange Offer (see “—Third Party Debt— 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange Offer” above), Transocean became the holder of $1,437.8 million aggregate principal amount of 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes that had previously been publicly held. In December 2002, the Company repurchased from Transocean and retired approximately $234.5 million and $76.9 million principal amount outstanding of the 6.5% and 9.125% Senior Notes, respectively, and approximately $189.8 million principal amount outstanding of the 6.75% Senior Notes, plus accrued and unpaid interest. The market values attributed to the repurchased notes were provided by an independent third party. The repurchased 6.5%, 9.125% and 6.75% Senior Notes were acquired at market values equal to 101.15 percent, 105.83 percent and 107.91 percent of the principal amount, respectively, resulting in the recognition of an aggregate loss on retirement of debt, net of tax, of $12.2 million in the fourth quarter of 2002. The repayment was funded from cash received from Transocean’s repayment to the Company of approximately $518.0 million aggregate principal amount outstanding notes receivable plus accrued and unpaid interest.

      In March 2003, the Company sold to Transocean its approximate 75 percent ownership interest in Arcade Drilling AS. In consideration for the sale of this stock, Transocean cancelled $233.3 million principal amount outstanding of the 6.95% Senior Notes held by Transocean. Interest accrued on these notes was settled in cash. The market value attributed to the cancelled notes, 113.21 percent of the principal amount, was based on an independent third party appraisal. The Company recognized a net pre-tax loss on retirement of debt of $30.0 million in the first quarter of 2003 relating to the early retirement of this debt.

      In May 2003, the Company acquired, and then retired, $13.9 million principal amount of the 6.95% senior notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. The Company recorded a pre-tax loss on retirement of debt of $1.5 million.

      In June 2003, the Company sold to Transocean its membership interests in its wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC. As consideration for the interests sold, Transocean cancelled $238.8 million principal amount of the Company’s outstanding debt held by Transocean ($37.5 million of the 2.76% fixed note (see “—Revolving Credit Agreement”), $0.6 million of 6.95% Senior Notes and $200.7 million of 7.375% Notes). The Company recorded a pre-tax loss on the retirement of debt of $48.0 million in connection with this transaction. See Note 23.

      During the years ended December 31, 2003 and 2002, the Company recognized $42.7 million and $77.9 million, respectively, in interest expense— related party related to these notes held by Transocean.

      At December 31, 2003, approximately $152.5 million, $45.8 million and $289.8 million principal amount of 6.75%, 7.375%, and 9.5% Senior Notes, respectively, due to Transocean were outstanding. The fair value of

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these Senior Notes due to Transocean at December 31, 2003 was approximately $161.3 million, $52.2 million, and $355.4 million, respectively, based on the estimated yield to maturity as of that date. See Note 24.

      Other Debt— In connection with the acquisition of the marine business, Delta Towing entered into a $3.0 million note agreement with Beta Marine Services, L.L.C. (“Beta Marine”) dated January 30, 2001. The note bears interest at 8%, payable quarterly. In January 2004, Delta Towing failed to make its scheduled principal payment to Beta Marine. The $3.0 million note has been classified as a current obligation in the Company’s consolidated balance sheet.

Note 7—	Financial Instruments and Risk Concentration

      Foreign Exchange Risk— The Company’s international operations expose the Company to foreign exchange risk. This risk is primarily associated with employee compensation costs denominated in currencies other than the U.S. dollar and with purchases from foreign suppliers. The Company uses a variety of techniques to minimize exposure to foreign exchange risk, including customer contract payment terms and foreign exchange derivative instruments.

      The Company’s primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Foreign exchange derivative instruments, specifically foreign exchange forward contracts, may be used to minimize foreign exchange risk in instances where the primary strategy is not attainable. A foreign exchange forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

      Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At December 31, 2003 and 2002, the Company did not have any foreign exchange derivative instruments not qualifying as accounting hedges.

      Interest Rate Risk— The Company’s use of debt directly exposes the Company to interest rate risk. Fixed rate debt, in which the rate of interest is fixed over the life of the instrument and the instrument’s maturity is greater than one year, exposes the Company to changes in market rates of interest should the Company refinance maturing debt with new debt.

      In addition, the Company is exposed to interest rate risk in its cash investments, as the interest rates on these investments change with market interest rates.

      The Company, from time to time, may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives would be used as hedges and would not be used for speculative or trading purposes.

      The major risks in using interest rate derivatives include changes in interest rates affecting the value of such instruments, potential increases in the interest expense of the Company due to market increases in floating interest rates, in the case of derivatives that exchange fixed interest rates for floating interest rates, and the creditworthiness of the counterparties in such transactions.

      At December 31, 2003 and 2002, the Company did not have any interest rate swap agreements outstanding.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Credit Risk— Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables and, prior to December 31, 2003, notes receivable from Delta Towing (see Note 18). It is the Company’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds that invest exclusively in high quality money market instruments. In foreign locations, local financial institutions are generally utilized for local currency needs. The Company limits the amount of exposure to any one institution and does not believe it is exposed to any significant credit risk.

      The Company derives the majority of its revenue from services to independent oil and natural gas companies, major international oil companies and government-owned and government-controlled oil companies. Receivables are concentrated in various countries (see Note 19). The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility. The Company is not aware of any significant credit risks relating to its customer base and does not generally require collateral or other security to support customer receivables.

Note 8—	Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and Cash Equivalents— The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

      Notes Receivable from Related Parties— The fair value of notes receivable from related parties and advances to joint ventures with a carrying amount of $78.7 million at December 31, 2002 could not be determined because there is no available market price for such notes. Due to the adoption of FIN 46 (see Notes 2 and 18) the notes receivable have been eliminated in consolidation at December 31, 2003.

      Debt— The fair value of the Company’s debt, including capital lease obligations, is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

	Post-Transocean Merger

	December 31, 2003		December 31, 2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(In millions)
Cash and cash equivalents	$20.0	$20.0	$—	$—
Debt— third party	(26.8)	(28.9)	(40.7)	(43.3)
Debt— related party	(525.0)	(571.9)	(1,080.1)	(1,175.9)

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—	Other Current Liabilities

      Other current liabilities are comprised of the following (in millions):

	Post-
	Transocean
	Merger

	December 31,

	2003	2002

Accrued workers’ insurance	$28.0	$33.5
Accrued payroll and employee benefits	5.7	14.2
Accrued interest	0.2	0.4
Accrued taxes, other than income	1.6	1.1
Deferred income	7.3	—
Other	0.6	0.6

Total other current liabilities	$43.4	$49.8

Note 10—	Impairment of Long-Lived Assets

      In the second quarter of 2003, the Company decided to remove five jackup rigs from drilling service and market the rigs for alternative uses. The Company does not anticipate returning the five rigs to drilling service as it would be cost prohibitive. As a result of this decision and in accordance with SFAS 144, the Company tested the carrying value of the rigs for impairment during the second quarter of 2003 and recorded a pre-tax $10.6 million non-cash impairment charge as a result of the impairment test.

      As a result of the lack of success of the original business strategy of Energy Virtual Partners, Inc. and Energy Virtual Partners, LP, the Company determined that the assets of those entities did not support the Company’s $1.0 million recorded investment and recorded a pre-tax $1.0 million non-cash impairment charge in the second quarter of 2003. As of December 31, 2003, these entities were in the process of being liquidated, and, in December 2003, the Company received $0.3 million in proceeds from the sale of certain assets of the joint venture. These proceeds were recorded as a reduction of the impairment charge previously recorded.

      In 2002, the Company recorded non-cash impairment charges of $16.4 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management’s assessment that they no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying values of these assets were adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market value of these assets was based on third party valuations.

      In 2002, the Company recorded a non-cash impairment charge of $1.1 million relating to an asset held for sale. The impairment resulted from deterioration in market conditions. The impairment was determined and measured based on an offer from a potential buyer.

      The Company performed its annual test of goodwill as of October 1, 2002. As a result of that test and a general decline in market conditions, the Company recorded a non-cash impairment of $381.9 million in the fourth quarter of 2002. See Note 2.

      During the fourth quarter of 2001, the Company recorded a non-cash impairment charge of $1.1 million. The impairment related to certain non-core assets to be held and used as a result of deterioration in market conditions.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The impairment losses noted above have been included in the Company’s reportable segments results based on the segment of each of the assets impaired. See Note 19.

Note 11—	Supplementary Cash Flow Information

      Supplementary cash flow information relating to both continuing and discontinued operations is as follows (in millions):

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Interest paid, net of capitalized interest	$8.7	$55.3	$191.0	$1.5
Interest paid to related party	50.7	73.6	23.6	—
Income taxes paid, net	11.1	23.2	15.3	1.1
Noncash investing activities
Sales of assets to related party in exchange for debt(a)(b)	—	(87.6)	(1,676.2)	—
Net reclassification of property and equipment from (to) assets held for sale(c)	—	29.5	(171.9)	—
Noncash financing activities
Fair value adjustments related to the Transocean Merger	—	—	—	5,354.0
Net distribution of assets to parent(d)(e)	(224.7)	(371.8)	—	—
Debt exchanged in Exchange Offer (f)	—	(1,437.8)	—	—
Equity contribution from parent (g)	(84.7)	—	—	—

(a)	In August 2001, the Company sold certain drilling units to a related party (see Note 18). This was reflected in the consolidated balance sheet as a decrease in non-current assets related to discontinued operations of $1,676.2 million, a decrease in long-term advances from related party of $1,190.0 million and an increase in note receivable from related party of $425.0 million. The sale of these drilling units resulted in a net loss from discontinued operations of $61.2 million.

(b)	In April 2002, the Company sold two rigs to a related party (see Note 23). The excess of the sales price over the net book value of the units was treated as a capital contribution to the Company. This was reflected in the consolidated balance sheet as a decrease to non-current assets related to discontinued operations of $87.6 million, an increase in note receivable from related party of $93.0 million and an increase in additional paid-in capital of $5.4 million.

(c)	Concurrent with and subsequent to the Transocean Merger (see Note 4), the Company removed certain non-strategic assets from the active fleet and categorized them as assets held for sale. This was reflected as a decrease in property and equipment with a corresponding increase in other assets. In the third quarter of 2002, the Company reclassified certain assets from assets held for sale to property and equipment based on management’s assessment that these assets no longer met the held for sale criteria under SFAS 144 (see Note 10). This was reflected as an increase in property and equipment with a corresponding decrease in other assets.

(d)	In the third and fourth quarters of 2002, nine rigs, 15 subsidiaries and certain other assets were sold or distributed to affiliated companies (see Note 23). The $10.4 million net reduction in cash held by subsidiaries at the time of the sales or distributions was

(footnotes continued on following page)

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reflected in financing activities in the consolidated statement of cash flows. The non-cash effect on the consolidated balance sheet was reflected as a decrease in accounts receivable-trade and other of $59.4 million, an increase in accounts receivable-related party of $30.2 million, a decrease in materials and supplies of $7.2 million, a decrease in non-current assets related to discontinued operations of $383.4 million, a decrease in accounts payable-trade of $5.6 million, a decrease in accounts payable-related party of $56.6 million, a decrease in accrued income taxes of $2.4 million, a decrease in other current liabilities of $5.6 million, an increase in deferred income taxes of $45.2 million, a decrease in non-current liabilities related to discontinued operations of $23.0 million and a decrease in additional paid-in capital of $371.8 million.

(e)	In the first half of 2003, four subsidiaries, ownership interests in two majority-owned subsidiaries, a platform rig and certain other assets were sold or distributed to affiliated companies (see Note 23). The $103.9 million in cash held by subsidiaries at the time of the sales or distributions was reflected in financing activities in the consolidated statement of cash flows. The non-cash effect on the consolidated balance sheet was reflected as a decrease in accounts receivable-trade and other receivables of $21.4 million, a decrease in accounts receivable-related party of $298.8 million, an $8.3 million decrease in other current assets, a $752.2 million decrease in non-current assets related to discontinued operations, a $39.0 million decrease in other assets, a decrease in accounts payable trade and other current liabilities of $31.9 million, a decrease in accounts payable-related party of $108.4 million, a $15.5 million decrease in deferred taxes, a decrease in other long-term liabilities of $28.3 million, a decrease in notes payable of $88.0 million, a $524.7 million decrease in long-term debt-related party, a $98.2 million decrease in minority interest and a decrease in additional paid-in capital of $224.7 million.

(f)	In March 2002 and in conjunction with the Exchange Offer, Transocean became the holder of $1,437.8 aggregate principal amount senior notes (see Note 6). The effect on the consolidated balance sheet was a decrease in long-term debt and an increase to long-term debt— related party.

(g)	In December 2003, Transocean contributed to the Company $84.7 million in net accounts payable-related party owed to Transocean.

Note 12—	Income Taxes

      Income tax expense (benefit) from continuing operations before minority interest and cumulative effect of a change in accounting principle consisted of the following (in millions):

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Current:
Foreign	$0.9	$0.6	$3.7	$—
State	—	—	0.8	—

Total current	0.9	0.6	4.5	—

Deferred federal	(51.0)	(75.2)	(26.1)	(33.4)

Income tax benefit before minority interest and cumulative effect of a change in accounting principle	$(50.1)	$(74.6)	$(21.6)	$(33.4)

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The domestic and foreign components of income (loss) from continuing operations before income taxes, minority interest and cumulative effect of a change in accounting principle were as follows (in millions):

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Domestic	$(264.3)	$(580.4)	$(118.6)	$(124.3)
Foreign	(7.2)	(23.4)	0.3	0.8

	$(271.5)	$(603.8)	$(118.3)	$(123.5)

      The effective tax rate, as computed on income (loss) from continuing operations before income taxes, minority interest and cumulative effect of a change in accounting principle differs from the statutory U.S. income tax rate due to the following:

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Statutory tax rate	35.0%	35.0%	35.0%	35.0%
Use of previously reserved tax benefits	—	—	—	—
Foreign tax expense (net of federal benefit)	(0.3)	—	(1.9)	—
State tax expense (net of federal benefit)	—	—	(0.3)	—
Non-deductible merger expenses	—	—	—	(7.4)
Non-deductible expenses— goodwill amortization and other	—	—	(12.8)	(0.2)
Non-deductible expenses— goodwill impairment losses	—	(22.1)	—	—
Increase in valuation allowance	(14.6)	—	—	—
Expiration of net tax operating loss carryforwards	(2.1)	(0.4)	(1.5)	(0.2)
Other	0.5	(0.1)	(0.2)	(0.2)

Effective tax rate	18.5%	12.4%	18.3%	27.0%

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Deferred income taxes result from those transactions that affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each were as follows (in millions):

	Post-Transocean
	Merger

	December 31,

	2003	2002

Deferred Tax Assets
Net tax operating and other loss carryforwards(a)	$310.1	$190.3
Foreign tax credit carryforwards	157.0	157.0
Accrued expenses	16.7	15.8
Debt issue costs	0.4	26.3
Other	8.4	6.3
Valuation allowance	(148.6)	(109.0)

Total deferred tax assets	344.0	286.7

Deferred Tax Liabilities
Depreciation	(190.7)	(218.9)
Deferred gains	(151.9)	(117.7)
Other	(1.4)	—

Total deferred tax liabilities	(344.0)	(336.6)

Net deferred tax liabilities(a)	$—	$(49.9)

(a)	The December 31, 2002 net operating loss carryforwards balances have been increased by $9.3 million, for the deferred tax benefits from stock option exercises with corresponding increases in additional paid-in capital. Such adjustments had no effect on the historical statements of operations or cash flows for all periods presented.

     At December 31, 2002, $17.2 million of current deferred tax assets were included in other current assets in the accompanying consolidated balance sheet.

      The valuation allowance reflects the possible expiration of tax benefits (primarily foreign tax credit carryforwards) prior to their utilization because, in the opinion of management, it is more likely than not that some or all of the benefits will not be realized. The change in the valuation allowance was $39.6 million, $13.1 million, $15.2 million, and $0.5 million for the years ended December 31, 2003 and 2002, the eleven months ended December 31, 2001, and the one month ended January 31, 2001, respectively.

      The Company is a member of an affiliated group that includes its parent company, Transocean Holdings Inc. (“THI”), which files a consolidated United States tax return. The Company’s tax provision, including the deferred taxes reflected above, is computed as if it were a stand alone entity.

      Recapitalizations of Reading & Bates Corporation (“R&B”) in 1989 and 1991, the merger of R&B and Falcon Drilling Company, Inc. in 1997 and the Transocean Merger in 2001 resulted in ownership changes for federal income tax purposes. As a result of these ownership changes, the amount of tax benefit carryforwards generated prior to the ownership changes, which may be utilized to offset federal taxable income, is limited by the Internal Revenue Code. The amount of consolidated United States net tax operating loss carryforwards (“NOLs”) allocated to the Company and available after consideration of the ownership change limitation was approximately $1.2 billion as of December 31, 2003, before adjustments to these NOLs for the impact of discontinued operations. These NOLs expire in years 2004 through 2023.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      There were no NOLs utilized for the years ended December 31, 2003 and 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001.

      There was no income tax effect on the cumulative effect of a change in accounting principle relating to the adoption of FIN 46 in 2003 or the adoption of SFAS 142 in 2002. See Note 2.

      In conjunction with the closing of the Company’s initial public offering, the Company entered into a tax sharing agreement with Transocean that has a significant effect on the Company’s ability to utilize the majority of its tax benefits included in the Company’s consolidated financial statements at December 31, 2003. See Note 24.

Note 13—	Commitments and Contingencies

      Operating Leases— The Company has operating leases covering premises and equipment. Certain operating leases contain renewal options. Lease expense was $13.8 million, $15.3 million, $17.1 million, and $1.7 million for the years ended December 31, 2003 and 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001, respectively. As of December 31, 2003, future minimum lease payments relating to operating leases were as follows (in millions):

Years Ended
December 31,

2004	$1.9
2005	1.0
2006	0.9
2007	0.6
2008	0.6
Thereafter	0.6

Total	$5.6

      Litigation— In March 1997, an action was filed by Mobil Exploration and Producing U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates, Inc. against a subsidiary of the Company, Cliffs Drilling, its underwriters at Lloyd’s (the “Underwriters”) and an insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages amounting to in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. The Company and the Underwriters appealed such judgment, and the Louisiana Court of Appeals has reduced the amount for which the Company may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. The Company and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. Prior to the Supreme Court of Louisiana ruling on these petitions, the Company settled with the St. Mary group of plaintiffs and the State of Louisiana. Subsequently, the Supreme Court of Louisiana denied the applications of all remaining parties. The Company has settled with all remaining plaintiffs. The Company believes that any amounts, apart from a small deductible, paid in settlement are covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. The Company has instituted litigation against those insurers and Underwriters to enforce its rights under the relevant policies. One group of insurers has asserted a counterclaim against the Company claiming that they issued the policy as a result of a misrepresentation. The settlements did not have a material adverse effect on the Company’s business or consolidated financial position, and the Company does not expect the ultimate

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outcome of the case involving the insurers and Underwriters will have a material adverse effect on its business or consolidated financial position. In connection with the Company’s separation from Transocean, Transocean has agreed to indemnify the Company of any losses it incurs as a result of this legal proceeding. See Note 24.

      In October 2001, the Company was notified by the U.S. Environmental Protection Agency (“EPA”) that the EPA had identified a subsidiary of the Company as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and the Company’s review of its internal records to date, the Company disputes its designation as a potentially responsible party and does not expect that the ultimate outcome of this case will have a material adverse effect on its business or consolidated financial position. The Company continues to investigate the matter.

      In December 2002, the Company received an assessment for corporate income taxes in Venezuela of approximately $16.0 million (based on current exchange rates) relating to calendar years 1998 through 2000. In March 2003 the Company paid approximately $2.6 million of the assessment, and the Company is contesting the remainder of the assessment. The resolution of this assessment is not expected to impact the Company as Transocean has agreed to indemnify the Company against any payments as long as it cooperates and provides assistance to Transocean in resolution of the assessment.

      In 1984, in connection with the financing of the corporate headquarters, at that time, for R&B, a predecessor to one of our subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation (“Southwestern”) issued and sold, among other instruments, Zero Coupon Series B Bonds due 1999 through 2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. R&B’s rental obligation was the primary source for repayment of the bonds. In connection with the offering, R&B entered into an indemnification agreement to indemnify Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, R&B defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, R&B agreed in 1997 to retain counsel for Paine Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to R&B made in certain sections of the prospectus or registration statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations in the case. The trial court has denied class certification, and the plaintiffs have appealed this denial to a higher court. The Company disputes that there are any matters requiring the Company to indemnify Paine Webber. In any event, the Company does not expect that the ultimate outcome of this matter will have a material adverse effect on its business or consolidated financial position. In addition, Transocean has agreed to indemnify the Company for any losses that may be incurred as a result of this litigation. See Note 24.

      In April 2003, Gryphon Exploration Company (“Gryphon”) filed suit against some of the Company’s subsidiaries, Transocean and other third parties in the United States District Court in Galveston, Texas claiming damages in excess of $6 million. In its complaint, Gryphon alleges the defendants were responsible for well problems experienced by Gryphon with respect to a well in the Gulf of Mexico drilled by the Company’s subsidiaries in 2001. The Company disputes the allegations of Gryphon and intends to vigorously defend this claim. While the Company continues to investigate this matter, the Company does not currently expect the ultimate outcome of this matter to have a material adverse effect on its business or consolidated

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial position. In addition, Transocean has agreed to indemnify the Company for any losses that may be incurred as a result of this litigation. See Note 24.

      The Company and its subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of the Company’s business. The Company does not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on its business or consolidated financial position.

      The Company cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending litigation. There can be no assurance that the Company’s belief or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management’s current estimates.

      Letters of Credit and Surety Bonds— The Company had letters of credit outstanding at December 31, 2003 totaling $0.7 million. These outstanding letters of credit guarantee performance against certain claims not related to the Company’s Shallow Water business. Transocean has agreed to indemnify us against any liabilities unrelated to the Shallow Water business. See Note 24.

      As is customary in the contract drilling business, the Company also has various surety bonds totaling $13.4 million in place as of December 31, 2003 that secure customs obligations and certain performance and other obligations.

      Self-Insurance— The Company is self-insured for the deductible portion of its insurance coverage. In the opinion of management, adequate accruals have been made based on known and estimated exposures up to the deductible portion of the Company’s insurance coverages.

      Employment Agreements— In July 2002, the Company entered into employment agreements with two employees to serve as the Company’s President and Chief Executive Officer (“CEO”) and Senior Vice President and Chief Financial Officer at the closing of the initial public offering. The agreements, which were amended in December 2003, provide for specified compensation and benefits including stock option awards, and in the case of the CEO, a restricted stock award upon closing of the initial public offering and other incentives that may be included in the Company’s incentive plans to be adopted by the Company’s board of directors prior to the closing of the initial public offering.

Note 14—	Capital Stock

      During the one month ended January 31, 2001 the Company issued 28,126 shares of common stock for its matching contribution to the employee savings plans.

      In February 2004, the Company amended its articles of incorporation to, among other things, create two classes of common stock, Class A and Class B, increase its authorized capital stock and to convert any issued and outstanding shares of the Company’s common stock into Class B common stock. As amended, the Company’s authorized capital stock consists of (i) 500,000,000 shares of Class A common stock, par value $.01 per share, and 260,000,000 shares of Class B common stock, par value $.01 per share, and (ii) 50,000,000 shares of preferred stock, par value $.01 per share. The Class B common stock is convertible at any time into shares of Class A common stock on a share per share basis at the sole option of Transocean.

      In February 2004, prior to the Company’s IPO, the Company completed debt-for-equity exchanges for approximately $488.1 million principal amount of its senior notes payable to Transocean (see Note 24).

      Immediately following the debt-for-equity exchanges, the Company declared a dividend of 11.145 shares of its Class B common stock with respect to each share of its Class B common stock outstanding immediately following the debt-for-equity exchanges. The stock dividend of 11.145 shares of Class B common stock for

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each outstanding share of Class B common stock has been retroactively applied to the 1,000,000 shares of common stock held by Transocean prior to the debt-for-equity exchanges and has been reflected in the Company’s historical consolidated financial statements since January 31, 2001, the date of the Transocean Merger. The effect of this retroactive application was to increase the authorized common shares of the Company’s Class B common stock to 260,000,000 shares and issued and outstanding to 12,144,751 shares for all periods presented with a corresponding decrease to additional paid-in capital. The effect of the debt-for-equity exchanges and the stock dividend on such newly issued shares of common stock will be reflected in the first quarter of 2004.

      In February 2004, the Company completed the IPO of its Class A common shares at $12.00 per share. See Note 24.

Note 15—	Stock-Based Compensation Plans

      Stock Plans— Prior to the Transocean Merger, the Company had 17 stock plans (the “Incentive Plans”) intended to provide an incentive that would allow the Company to retain persons of the training, experience and ability necessary for the development and financial success of the Company. Such plans provided for grants of stock options, stock appreciation rights, stock awards and cash awards, which could be granted singly, in combination or in tandem. All stock options awarded under these plans expire 10 years from the date of their grant and were granted at the market price on the date of grant unless otherwise noted. As a result of the Transocean Merger, Transocean assumed all outstanding R&B Falcon stock options, which were converted into options to purchase Transocean ordinary shares. All options and restricted stock granted prior to announcement of the Transocean Merger were early vested in January 2001. See Note 4.

      The Company’s 1998 Employee Long-Term Incentive Plan authorized 3.2 million shares of common stock to be available for awards. In 1998, restricted stock awards with respect to 941,500 shares were granted to certain employees of the Company. The transfer of these awarded shares was restricted until fully vested three years from the date of grant. The market value at the date of grant of the restricted common stock was recorded as unearned compensation and was amortized to expense based on a three-year vesting period.

      The Company’s 1999 Employee Long-Term Incentive Plan authorized 6.5 million shares of common stock to be available for awards. In 2000, restricted stock awards with respect to 137,350 shares were granted to certain employees of the Company. The transfer of these awarded shares was restricted until fully vested four years from the date of grant. The market value at the date of grant of the restricted common stock was recorded as unearned compensation and was amortized to expense based on a four-year vesting period.

      Unearned compensation relating to the Company’s restricted stock awards was shown as a reduction of stockholders’ equity. All unvested restricted stock was vested in January 2001 as a result of the Transocean Merger. Compensation expense recognized for the one month ended January 31, 2001 related to stock awards totaled approximately $4.1 million.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Stock option transactions under the plans were as follows:

	Number of Shares	Weighted-Average
	Under Option	Exercise Price

Pre-Transocean Merger— R&B Falcon Corporation Options
Options outstanding at December 31, 2000	16,154,272	$11.15
Granted	88,440	23.44
Exercised	(48,612)	21.92
Forfeited	(6,080)	15.27

Options outstanding at January 31, 2001	16,188,020	11.13

Post-Transocean Merger— Transocean Options
Conversion to Transocean options	(8,094,010)	11.13
Granted	392,800	38.07
Exercised	(1,005,035)	20.07
Forfeited	(30,289)	51.92

Transocean options outstanding at December 31, 2001	7,451,486	23.46
Granted	354,050	28.80
Exercised	(92,450)	34.26
Forfeited	(49,900)	46.30

Transocean options outstanding at December 31, 2002	7,663,186	23.62
Assumed by Transocean	(6,781,561)	22.69
Transferred to TODCO	55,987	32.39
Forfeited	(60,914)	37.33

Transocean options outstanding at December 31, 2003	876,698	$30.40

Post-Transocean Merger— Transocean Options
Exercisable at December 31, 2001	6,955,284	$22.19
Exercisable at December 31, 2002	7,027,665	$22.68
Exercisable at December 31, 2003	761,299	$30.11

      During 2003, in connection with the transfer of the Transocean Assets to Transocean, certain of the Company’s employees not associated with the Company’s Shallow Water business became employees of Transocean, and Transocean assumed any future expense relating to the vesting of the options held by these employees. Additionally, certain former Transocean employees became employees of the Company. The Company assumed any future expense relating to the vesting of options held by these former Transocean employees.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes information about Transocean stock options held by employees of the Company at December 31, 2003:

	Weighted-	Options Outstanding		Options Exercisable
	Average
	Remaining	Number	Weighted-Average	Number	Weighted-Average
Range of Exercise Prices	Contractual Life	Outstanding	Exercise Price	Outstanding	Exercise Price

$10.00-$19.50	5.97 years	278,051	$18.46	278,051	$18.46
$21.06-$28.80	7.91 years	265,364	$27.19	192,864	$26.59
$37.00-$81.78	7.79 years	333,283	$42.91	290,384	$43.59

      The Company accounted for these plans under APB 25 under which no compensation expense was recognized for options granted with an exercise price at or above the market price of the Company’s common stock. See Note 2.

      In connection with the Company’s initial public offering in February 2004 all outstanding Transocean options became fully-vested. See Note 24.

Note 16—	Retirement Plans and Other Post Employment Benefits

      Pension and Postretirement Benefits— The Company had three noncontributory pension plans prior to the Transocean Merger. One or more of these plans covered substantially all of the R&B Falcon employees paid from a U.S. payroll. Plan benefits were primarily based on years of service and average high 60-month compensation.

      The R&B Falcon U.S. Pension Plan (the “U.S. Pension Plan”) is qualified under the Employee Retirement Income Security Act (ERISA). The R&B Falcon Non-U.S. Pension Plan (the “Non-U.S. Pension Plan”) is a nonqualified plan and is not subject to ERISA funding requirements. The R&B Falcon Retirement Benefit Replacement Plan (the “Replacement Plan”) is a self-administered unfunded excess benefit plan. All members of the U.S. Pension Plan are potential participants in the Replacement Plan.

      In addition to providing pension benefits, the Company provided certain life and health care insurance benefits for its retired employees. Effective January 1, 1999, the Company no longer provides a retiree life insurance plan to its current employees. Only those former employees who retired prior to May 1, 1986 were eligible to retain their retiree life insurance. Retiree life insurance benefits are provided through an insurance company whose premiums are based on benefits paid during the year. Retiree health coverage was also significantly restricted effective January 1, 1999. Effective August 1, 2002, all retiree medical coverage and retiree life insurance for former R&B Falcon employees were transferred to plans maintained by THI, the Company’s parent.

      Effective August 1, 2002, THI became the plan sponsor for the U.S. Pension Plan, the Non-U.S. Pension Plan and the Replacement Plan and assumed all liabilities related to these plans. The Company recorded a net distribution to THI of the prepaid (accrued) cost relating to these plans and the postretirement benefit plans. In conjunction with the change in the plan sponsor, the plans were renamed the Transocean Holdings U.S. Pension Plan (formerly R&B Falcon U.S. Pension Plan), the Transocean Holdings Non-U.S. Pension Plan (formerly R&B Falcon Non-U.S. Pension) and the Transocean Holdings Replacement Plan (formerly R&B Falcon Replacement Plan).

      Savings Plans— The Company had two savings plans that allowed employees to contribute up to 15 percent of their base salary (subject to certain limitations). Under these plans, the Company made matching contributions to equal 100 percent of employee contributions on the first 6 percent of their base salary. From July 1, 1999 through the date of the Transocean Merger, the Company made its matching

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions in the form of issuing shares of R&B Falcon common stock. Certain of the Company’s employees were allowed to begin participation in the Transocean U.S. Savings Plan (formerly, Transocean Sedco Forex Savings Plan) on June 1, 2001, July 1, 2001 or August 1, 2001 based on their assignment and geographic location. Effective August 1, 2001 and in conjunction with eligible employee participation in the Transocean U.S. Savings Plan, the R&B Falcon U.S. Savings Plan and the R&B Falcon Non-U.S. Savings Plan were closed to all new participants and contributions into the plans ceased. Participants continued to direct the investment of their accumulated contributions into various plan investment options. Effective August 1, 2002, THI became the plan sponsor for the R&B Falcon Non-U.S. Savings Plan, which was renamed the Transocean Holdings Non-U.S. Savings Plan.

      Effective November 1, 2002, the Transocean U.S. Savings Plan was amended and the Company’s Shallow Water employees were restricted from participation in this Plan. Effective December 1, 2002, all savings plan assets of the employees were liquidated and transferred from the Transocean U.S. Savings Plan into the R&B Falcon U.S. Savings Plan. Additionally, all savings plan assets in the R&B Falcon U.S. Savings Plan of active former R&B Falcon employees who were not assigned to the Shallow Water operations were liquidated and transferred into the Transocean U.S. Savings Plan. The R&B Falcon U.S. Savings Plan has also been amended and restated effective January 1, 2003.

      Compensation costs under the plans amounted to $2.6 million, $1.6 million, $0.1 million and $0.1 million for the years ended December 31, 2003 and 2002, the eleven months ended December 31, 2001, and the one month ended January 31, 2001, respectively.

Note 17—	Investments in and Advances to Joint Ventures

      Investments in and advances to unconsolidated joint ventures were as follows (in millions):

	Post-Transocean
	Merger

	December 31,

	2003	2002

Delta Towing	$—	$78.7
Other	0.1	1.0

	$0.1	$79.7

      Equity in earnings (losses) of joint ventures consisted of the following (in millions):

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Delta Towing	$(6.6)	$(3.2)	$(0.9)	$—
Other	—	0.5	—	—

	$(6.6)	$(2.7)	$(0.9)	$—

      Delta Towing— The Company owns a 25 percent equity interest in Delta Towing, a joint venture formed to own and operate the Company’s U.S. marine support vessel business, consisting primarily of shallow water tugs, crewboats and utility barges. The Company previously contributed its support vessel business to the joint venture in return for a 25 percent ownership interest and certain secured notes receivable from Delta Towing

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with a face value of $144.0 million. The Company valued these notes at $80.0 million immediately prior to the closing of the merger transaction with Transocean. No value was assigned to the ownership interest in Delta Towing. The note agreement was subsequently amended to provide for a $4.0 million, three-year revolving credit facility. Delta Towing’s property and equipment, with a net book value of $50.6 million at December 31, 2003, are collateral for the Company’s notes receivable. The carrying value of the notes receivable, net of allowance for credit losses and equity losses in Delta Towing was $49.0 million at December 31, 2003 and has been eliminated in consolidation. The remaining 75 percent ownership interest is held by Beta Marine, which also loaned Delta Towing $3.0 million.

      In the first quarter of 2003, the Company recorded its share of a $2.5 million non-cash impairment charge on the carrying value of idle equipment recorded by Delta Towing. In December 2003, the Company recorded a non-cash impairment charge of $1.9 million as a result of Delta Towing’s annual test of impairment of long-lived assets, which is included in equity in loss of joint ventures in our consolidated statement of operations.

      Under FIN 46, Delta Towing is considered a VIE because its equity is not sufficient to absorb the joint venture’s expected future losses. The Company is the primary beneficiary of Delta Towing for accounting purposes because it has the largest percentage of investment at risk through the secured notes held by the Company and would thereby absorb the majority of the expected losses of Delta Towing. The Company consolidated Delta Towing in its December 31, 2003 consolidated financial statements. The consolidation of Delta Towing resulted in an increase in net assets and a corresponding gain of $0.8 million which has been presented as a cumulative effect of a change in accounting principle in the consolidated statement of operations. Prior to December 31, 2003, the Company accounted for its investment in Delta Towing under the equity method.

      The creditors of Delta Towing have no recourse to the general credit of the Company.

Note 18—	Related Party Transactions

      Delta Towing— The secured notes issued in connection with the formation of the joint venture consisted of (i) an $80 million principal amount note bearing interest at eight percent per annum due January 30, 2024 (the “Tier 1 Note”), (ii) a contingent $20 million principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the “Tier 2 Note”) and (iii) a contingent $44 million principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the “Tier 3 Note”). The 75 percent equity interest holder in the joint venture also loaned Delta Towing $3 million in the form of a Tier 1 Note. Until January 2011, Delta Towing must use 100 percent of its excess cash flow towards the payment of principal and interest on the Tier 1 Notes. After January 2011, 50 percent of its excess cash flows are to be applied towards the payment of principal and unpaid interest on the Tier 1 Notes. Interest is due and payable quarterly without regard to excess cash flow.

      Delta Towing must repay at least (i) $8.3 million of the aggregate principal amount of the Tier 1 Note no later than January 2004, (ii) $24.9 million of the aggregate principal amount no later than January 2006, and (iii) $62.3 million of the aggregate principal amount no later than January 2008. After the Tier 1 Note has been repaid, Delta Towing must apply 75 percent of its excess cash flow towards payment of the Tier 2 Note. Upon the repayment of the Tier 2 Note, Delta Towing must apply 50 percent of its excess cash to repay principal and interest on the Tier 3 Note. Any amounts not yet due under the Tier 2 and Tier 3 Notes at the time of their expiration will be waived. The Tier 1, 2 and 3 Notes are secured by mortgages and liens on the vessels and other assets of Delta Towing. See Note 24.

      The Company valued its Tier 1, 2 and 3 Notes at $80 million immediately prior to the closing of the Transocean Merger, the effect of which was to fully reserve the Tier 2 and 3 Notes. At December 31, 2002, $78.7 million principal amount was outstanding under the Company’s Tier 1 Note. In December 2001, the note agreement was amended to provide for a $4 million, three-year revolving credit facility (the “Delta

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Towing Revolver”) from the Company. Amounts drawn under the Delta Towing Revolver accrue interest at eight percent per annum, with interest payable quarterly. At December 31, 2002, $3.9 million was outstanding under the Delta Towing Revolver. During the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, the Company earned $3.3 million, $6.6 million and $5.8 million of interest income on the Delta Towing Tier 1 Note and Revolver, respectively. At December 31, 2002, the Company had interest receivable from Delta Towing of $1.7 million.

      As a result of its issuance of notes to the Company, Delta Towing is highly leveraged. In January 2003, Delta Towing defaulted on the notes by failing to make its scheduled quarterly interest payments and remains in default as a result of its continued failure to make its quarterly interest payments. As a result of the Company’s continued evaluation of the collectibility of the notes, the Company recorded a $21.3 million impairment of the notes in June 2003 based on Delta Towing’s discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing’s business outlook. As permitted in the notes in the event of default, the Company began offsetting a portion of the amount owed by the Company to Delta Towing against the interest due under the notes. Additionally, in 2003, the Company established a $1.6 million reserve for interest income earned during the year on the notes receivable.

      As a result of the Company’s adoption of FIN 46, the Company consolidated Delta Towing effective December 31, 2003 and intercompany accounts have been eliminated. See Note 17.

      As part of the formation of the joint venture on January 31, 2001, the Company entered into an agreement with Delta Towing under which the Company committed to charter certain vessels for a period of one year ending January 31, 2002 and committed to charter for a period of 2.5 years from the date of delivery 10 crewboats then under construction, all of which had been placed into service as of December 31, 2002. During the years ended December 31, 2003 and 2002, the Company incurred charges totaling $11.7 million, $10.7 million from Delta Towing for services rendered, of which $1.6 million was rebilled to the Company’s customers and $9.1 million was reflected in operating and maintenance-related party expense in 2002. During the eleven months ended December 31, 2001, the Company incurred charges totaling $15.6 million from Delta Towing for services rendered, of which $6.5 million was rebilled to the Company’s customers and $9.1 million was reflected in operating and maintenance-related party expense.

      Allocation of Administrative Costs— Subsidiaries of Transocean provide certain administrative support to the Company. Transocean charges the Company a proportional share of its administrative costs based on estimates of the percentage of work the individual Transocean departments perform for the Company. In the opinion of management, Transocean is charging the Company for all costs incurred on its behalf under a comprehensive and reasonable cost allocation method. The amount of expense allocated to the Company for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001 was $1.4 million, $9.7 million and $2.0 million, respectively. These allocated expenses were classified as general and administrative-related party expense.

      Note Receivable— Related Party— As consideration for the sale of the Harvey H. Ward and the Roger W. Mowell to Transocean in April 2002 (Note 23), the Company received promissory notes due April 3, 2012 bearing interest at 5.5 percent per annum payable annually in the aggregate principal amount of $93.0 million. The notes may be repaid at any time at Transocean’s option, without penalty. For the year ended December 31, 2002, the Company accrued $3.6 million in interest income relating to the notes. In December 2002, Transocean repaid to the Company the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

      In August 2001, as consideration for the sale of certain drilling rigs to Transocean, $1,190.0 million of debt owed by the Company to Transocean was canceled. In addition, the Company received promissory notes due August 17, 2011 bearing interest at 5.72 percent per annum payable annually in the aggregate principal

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of $425.0 million. The notes may be repaid at any time at Transocean’s option, without penalty. For the year ended December 31, 2002 and for the eleven months ended December 31, 2001, the Company had accrued $23.4 million and $9.1 million, respectively, in interest income relating to these promissory notes. In December 2002, Transocean repaid the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

      Transfer of Transocean Assets— The Company sold and/or distributed the Transocean Assets to Transocean primarily as in-kind dividends and transfers in exchange for the cancellation of debt to Transocean, and in some instances, for cash. See Note 23.

Note 19— Segments, Geographical Analysis and Major Customers

      The Company’s operating assets consist of jackup and submersible drilling rigs and inland drilling barges and a platform rig located in the U.S. Gulf of Mexico and Trinidad, two jackup drilling rigs in Mexico, as well as land and lake barge drilling units located in Venezuela. We provide contract oil and gas drilling services and report the results of those operations in three business segments which correspond to our principal geographic regions in which we operate: U.S. Inland Barge Segment, U.S. Gulf of Mexico Segment and Other International Segment. The accounting policies of the reportable segments are the same as those described in Note 1.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Revenue, depreciation and amortization, impairment loss, operating income (loss) and identifiable assets by reportable business segment was as follows (in millions):

	U.S. Gulf	U.S. Inland	Other
	of Mexico	Barge	International	Corporate
	Segment	Segment	Segment	& Other(a)	Total

Post-Transocean Merger
2003
Revenues	$101.2	$84.2	$42.3	$—	$227.7
Depreciation and amortization	55.3	23.3	13.6	—	92.2
Impairment loss on long-lived assets	10.6	—	0.7	—	11.3
Operating loss	(63.2)	(34.5)	(4.7)	(16.3)	(118.7)
Identifiable assets	334.6	170.4	171.3	101.9	778.2
2002
Revenues	$65.7	$87.5	$34.6	$—	$187.8
Depreciation and amortization	58.1	23.3	10.5	—	91.9
Impairment loss on long-lived assets	1.1	—	16.4	—	17.5
Impairment loss on goodwill	—	—	—	381.9	381.9
Operating loss	(80.7)	(2.3)	(23.3)	(410.8)	(517.1)
Identifiable assets	447.8	210.6	103.3	1,465.5	2,227.2
Eleven-months ended December 31, 2001
Revenues	$218.6	$159.1	$63.3	$—	$441.0
Depreciation and amortization	63.3	220	11.2	42.9	139.4
Impairment loss on long-lived assets	—	—	1.1	—	1.1
Operating gain (loss)	26.9	52.2	(2.4)	(62.3)	14.4
Identifiable assets	508.1	240.4	155.1	7,935.2	8,838.8

Pre-Transocean Merger
One-month ended January 31, 2001
Revenues	$26.0	$13.8	$8.7	$—	$48.5
Depreciation and amortization	2.9	1.1	2.3	0.2	6.5
Impairment loss on long-lived assets	—	—	—	64.0	64.0
Operating income (loss)	15.4	4.5	(0.5)	(125.0)	(105.6)

(a)	Includes general and administrative expenses and impairment charges which were not allocated to a reportable segment. Identifiable assets include assets related to discontinued operations of $0.1 million, $995.5 million and $5,446.9 million at December 31, 2003, 2002 and 2001, respectively, as well as assets related to the Delta Towing business of $63.5 million at December 31, 2003. Goodwill in the amount of $425.0 million at December 31, 2001 has not been allocated to the reportable segments. Such goodwill was fully impaired in 2002. See Note 2.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     The Company provides contract oil and gas drilling services with different types of drilling equipment in several countries. Geographic information about the Company’s operations was as follows (in millions):

				Pre-Transocean
	Post-Transocean Merger			Merger

			Eleven Months	One Month
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	January 31,
	2003	2002	2001	2001

Operating Revenues
United States	$185.4	$153.9	$383.2	$42.9
Other countries	42.3	33.9	57.8	5.6

Total operating revenues	$227.7	$187.8	$441.0	$48.5

	Post-Transocean
	Merger

	December 31,

	2003	2002

Long-Lived Assets
United States	$542.5	$727.5
Other countries	150.1	80.2

      A substantial portion of the Company’s assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

      The Company’s international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

      The Company provides drilling rigs, related equipment and work crews primarily on a dayrate basis to customers who are drilling oil and gas wells. The Company provides these services mostly to independent oil and gas companies, but it also services major international and government-controlled oil and gas companies. In 2003, one customer, Applied Drilling Technologies, Inc., accounted for 11 percent of the Company’s total operating revenue for the year. No other customer accounted for 10 percent or more of the Company’s total operating revenues in 2003. For the years ended 2002 and 2001, no single customer accounted for 10 percent or more of the Company’s total operating revenues in the respective periods. The loss of any significant customer could have a material adverse effect on the Company’s results of operations.

Note 20— Restructuring Expense

      In September 2002, the Company committed to a restructuring plan to consolidate certain functions and offices. The plan resulted in the closure of an office and warehouse in Louisiana and relocation of most of the operations and administrative functions previously conducted at that location. The Company established a liability of $1.2 million for the estimated severance-related costs associated with the involuntary termination of 57 employees pursuant to this plan. The charge was reported as operating and maintenance expense in the Company’s consolidated statements of operations. As of December 31, 2003 substantially all of the previously established liability was paid to the 50 employees whose employment was terminated as a result of this plan.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—	Earnings Per Share

      Incremental shares related to stock options, restricted stock grants and warrants are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share because the effect of including those shares is anti-dilutive for the one month ended January 31, 2001.

Note 22— Quarterly Results (Unaudited)

      Summarized quarterly financial data for the years ended December 31, 2003 and 2002 are as follows (in millions, except per share amounts):

	Post-Transocean Merger

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2003
Operating revenues	$53.3	$55.5	$58.5	$60.4
Operating loss(a)	(29.4)	(50.0)	(24.8)	(14.5)
Loss from continuing operations	(57.0)	(101.7)	(35.0)	(28.3)
Loss from discontinued operations	(30.9)	(34.1)	—	—
Cumulative effect of a change in accounting principle	—	—	—	0.8
Net loss(b)	(87.9)	(135.8)	(35.0)	(27.5)
Net loss per common share
Basic and diluted
Net loss from continuing operations	(4.70)	(8.37)	(2.88)	(2.33)
Net loss from discontinued operations	(2.54)	(2.81)	—	—
Cumulative effect of a change in accounting principle	—	—	—	0.07
Net loss	$(7.24)	$(11.18)	$(2.88)	$(2.26)

	Post-Transocean Merger

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2002
Operating revenues	$44.7	$37.1	$54.0	$52.0
Operating loss(c)	(37.6)	(33.9)	(39.0)	(406.6)
Loss from continuing operations	(37.1)	(32.2)	(36.5)	(423.3)
Income (loss) from discontinued operations	27.3	(0.5)	(570.1)	31.2
Cumulative effect of a change in accounting principle	(4,517.0)	—	—	—
Net loss(d)	(4,526.8)	(32.7)	(606.6)	(392.1)
Net loss per common share
Basic and diluted
Net loss from continuing operations	(3.06)	(2.65)	(3.00)	(34.86)
Net income (loss) from discontinued operations	2.25	(0.04)	(46.94)	2.57
Cumulative effect of a change in accounting principle	(371.92)	—	—	—
Net loss	$(372.73)	$(2.69)	$(49.94)	$(32.29)

(footnotes on following page)

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)	First quarter of 2003 included a $30.0 million loss on retirement of debt. Second quarter 2003 included an $11.6 million impairment loss on long-lived assets, a $21.3 million impairment loss on a note receivable from a then-unconsolidated joint venture and a $49.5 (a) million loss on retirement of debt (see Notes 6 and 23).

(b)	Fourth quarter 2003 included a gain of $0.8 million presented as a cumulative effect of a change in accounting principle as a result of the consolidation of Delta Towing (see Note 17).

(c)	First quarter 2002 included loss on impairments of $1.1 million. Third quarter 2002 included loss on impairments of $15.2 million. Fourth quarter 2002 included loss on impairments of (c) $383.1 million. (See Note 10).

(d)	First quarter 2002 included a cumulative effect of a change in accounting principle of $4,517.0 million (see Note 2) relating to the impairment of goodwill. Fourth quarter 2002 included loss on impairments of $12.2 million relating to the early retirement of debt (see Note 6).

Note 23— Discontinued Operations

      Operating revenues related to discontinued operations for the years ended December 31, 2003 and 2002, eleven months ended December 31, 2001, one month ended January 31, 2001 were $53.4 million, $658.3 million, $758.8 million, and $80.1 million, respectively.

      A summary of assets and liabilities related to the discontinued operations as of December 31, 2003 and 2002 is as follows (in millions):

	December 31,

	2003	2002

ASSETS
Cash and cash equivalents	$—	$103.6
Accounts receivable and other current assets	0.1	49.3

Total current assets	0.1	152.9

Property and equipment, net	—	775.5
Notes receivable	—	2.5
Investments in and advances to joint ventures	—	24.4
Other assets	—	40.2

Total non-current assets	—	842.6

Total assets	$0.1	$995.5

LIABILITIES
Accounts payable trade	$0.2	$18.2
Debt due within one year	—	41.5
Interest payable— related party	—	5.7
Other current liabilities	0.3	37.2

Total current liabilities	0.5	102.6

Long-term liabilities	—	113.1
Minority interest	—	97.0

Total non-current liabilities and other	—	210.1

Total liabilities	$0.5	$312.7

Net (liabilities) assets related to discontinued operations	$(0.4)	$682.8

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Transfer of Transocean Assets— The Company transferred the Transocean Assets to Transocean in various transactions in various periods. The following is a summary of these transactions executed during 2003 and 2002:

In-Kind Distributions:

•	Twelve subsidiaries of the Company, Falcon Atlantic Ltd., R&B Falcon Drilling do Brasil, Ltda., R&B Falcon International Energy Services B.V., R&B Falcon B.V., R&B Falcon (M) Sdn. Bhd., RBF Rig Corporation LLC, Shore Services LLC, R&B Falcon Inc. LLC, R&B Falcon Canada Co., Transocean Offshore Drilling Services LLC, R&B Falcon (A) Pty. Ltd. and Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda, with an aggregate net book value of $44.6 million and $54.1 million, were distributed as in-kind dividends for no consideration to Transocean in 2003 and 2002, respectively. The transactions were recorded as decreases to additional paid-in capital. RBF Rig Corporation LLC owns the drilling rig C. E. Thornton and Transocean Offshore Drilling Services LLC owns the drilling rig J. T. Angel. R&B Falcon (A) Pty. Ltd. owns the drilling unit Ron Tappmeyer.

•	Nine drilling rigs, the F. G. McClintock, the Peregrine III, the Charley Graves, the W. D. Kent, Land Rig 34, the J. W. McLean, the Randolph Yost, the D. R. Stewart and the George H. Galloway, the operating lease for the M. G. Hulme, Jr. and certain other surplus assets with an aggregate net book value of $278.8 million were distributed, in separate transactions, as in-kind dividends for no consideration to Transocean during 2002. The transactions were recorded as a decrease to additional paid-in capital.

•	Certain accounts receivable balances from related parties in the amount of $200.9 million were distributed to Transocean as an in-kind dividend for no consideration in 2003. The transaction was recorded as a decrease to additional paid-in capital.

•	Net deferred tax assets of $45.2 million related to the distributions and sales of rigs, subsidiaries and certain assets were distributed as in-kind dividends for no consideration to Transocean in 2002. The transactions were recorded as a reduction to additional paid-in capital.

•	The prepaid (accrued) costs related to the Company’s defined benefit pension plans and retiree life and medical insurance plans with a net book value of $5.3 million were distributed as an in-kind dividend for no consideration to Transocean in 2002. The transaction was recorded as a decrease to additional paid-in capital. See Note 16.

•	A 12.5 percent undivided interest in an aircraft was assigned to Transocean for no consideration in 2003. The net book value of $1.0 million was recorded as a decrease to additional paid-in capital.

•	Miscellaneous Transocean Assets with a value of $1.4 million were distributed to Transocean in 2003. The transaction was recorded as a decrease to additional paid-in capital.

Sales:

•	The Company sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales transaction was at fair value determined based on an independent third party appraisal, which is included in the results of discontinued operations. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of the Company’s 6.95% notes due April 2008. The market value attributable to the notes, 113.21 percent of the principal amount, was based on an independent third party appraisal. The Company

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded a net pre-tax loss of approximately $30.0 million in 2003 related to the retirement of these notes. See Note 6.

•	The Company sold Cliffs Platform Rig 1 to Transocean in consideration for the cancellation of $13.9 million of the 6.95% Senior Notes held by Transocean. The Company recorded the excess of the sales price over the net book value of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million in 2003. (See Note 6.)

•	In 2003, the Company sold to Transocean its 50 percent interest in Deepwater Drilling L.L.C. (“DD LLC”), which leases the drilling unit Deepwater Pathfinder, and its 60 percent interest in Deepwater Drilling II L.L.C. (“DDII LLC”), which leases the drilling unit Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of the Company’s debt held by Transocean. The value of the Company’s interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. The Company recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital.

•	In 2003, the Company sold to Transocean its membership interests in its wholly-owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns: (1) the drilling unit Jim Cunningham; (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus; (3) all of the stock of THE Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 related to the drilling unit Deepwater Nautilus; (4) several dormant or near dormant subsidiaries; and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of the Company’s outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. The Company recorded the excess of the net book value over the sales price of the membership interests of $60.9 million as a loss on sale of assets, included in the results of discontinued operations and a pre-tax loss on the retirement of debt of $48.0 million. See Note 6.

•	The Company sold, in separate transactions, the Harvey H. Ward and the Roger W. Mowell to Transocean for net proceeds of $93.0 million during 2002. The sales transactions were at fair market value based on third party appraisals. In consideration for the sales of these drilling units, Transocean delivered promissory notes due April 3, 2012 bearing interest at 5.5 percent per annum payable annually in the aggregate principal amount of $93.0 million. The excess of the sales price over the net book value of the rigs of $5.4 million was recorded as additional paid-in capital. For the year ended December 31, 2002, the Company accrued $3.6 million in interest income relating to the notes. In December 2002, Transocean repaid to the Company the $93.0 million aggregate principal amount of the promissory notes plus accrued and unpaid interest.

•	Five subsidiaries of the Company, R&B Falcon (Ireland) Limited, RB Anton Limited, RB Astrid Limited, RB Mediterranean Limited and PT RBF Offshore Drilling, were sold in separate transactions during 2002, to Transocean for net proceeds of $2.5 million. The sales prices of R&B Falcon (Ireland) Limited, RB Mediterranean Limited and PT RBF Offshore Drilling were determined by the Company based on internal valuations. The sales prices of RB Anton Limited and RB Astrid Limited were determined based on recommendations from a third party consulting firm that manages the assets held by these companies. The excess of the net proceeds over the net book value of the subsidiaries of $1.2 million was recorded as additional paid-in capital.

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assignments:

•	The rights and obligations under a rig sharing agreement for the Deepwater Millenium and the drilling contracts for the Deepwater Horizon and the Deepwater Discovery were assigned for no consideration to Transocean in 2002.

•	The Company assigned to Transocean the drilling contracts for the drilling units Deepwater Frontier in 2003 and for the Deepwater Navigator and Peregrine 1 in 2002 for no consideration.

Note 24— Subsequent Events (Unaudited)

      Capital Stock Transactions and Retirement of Related Party Debt— In February 2004, prior to the Company’s IPO, the Company exchanged $45,784,000 in principal amount of its outstanding 7.375% Senior Notes held by Transocean Holdings for 359,638 shares of the Company’s Class B common stock (4,367,714 shares of Class B common stock after giving effect to the stock dividend discussed below). Immediately following this exchange the Company exchanged $152,463,000 and $289,793,000 principal amount of its outstanding 6.75% and 9.5% Senior Notes, respectively, held by Transocean for 3,580,768 shares of the Company’s Class B common stock (43,487,535 shares of Class B common stock after giving effect to the stock dividend). The determination of the number of shares issued in the exchange transactions was based on a method that took into account the IPO price of $12.00 per share. In connection with the exchange of related party debt for Class B common stock, the Company expensed $1.9 million in deferred consent fees associated with these senior notes payable.

      Immediately following the debt-for-equity exchanges, the Company declared a dividend of 11.145 shares of its Class B common stock with respect to each share of its Class B common stock outstanding immediately following the debt-for-equity exchanges.

      The stock dividend of 11.145 shares of Class B common stock for each outstanding share of Class B common stock has been retroactively applied to the 1,000,000 shares of common stock held by Transocean prior to the debt-for-equity exchanges and has been reflected in the Company’s historical consolidated financial statements since January 31, 2001, the date of the Transocean Merger. The effect of this retroactive application was to increase the authorized common shares of the Company’s Class B common stock to 260,000,000 shares and issued and outstanding to 12,144,751 shares for all periods presented with a corresponding decrease to additional paid-in capital. The effect of the debt-for-equity exchanges and the stock dividend on such newly issued shares of common stock will be reflected in the first quarter of 2004.

      As a result of the debt-for-equity exchanges and stock dividend, Transocean held an aggregate of 60,000,000 shares of Class B common stock prior to the closing of the IPO. A portion of these shares of Class B common stock was sold and converted into shares of Class A common stock in the IPO.

      Initial Public Offering— In February 2004, the Company completed the IPO of 13,800,000 shares of its Class A common stock at $12.00 per share. The Company did not receive any proceeds from the initial sale of Class A common stock. Transocean currently owns 46,200,000 shares or 100 percent of the outstanding Class B common stock giving it 94 percent of the combined voting power of the Company’s outstanding common stock due to the five votes per share of Class B common stock as compared to the one vote per share of Class A Common stock. Transocean does not own any of the Company’s outstanding Class A common stock and has advised the Company that its current long-term intent is to dispose of the Company’s Class B common stock owned by it.

      Upon completion of the IPO, the Company entered into various agreements to complete the separation of the Shallow Water business from Transocean, including an employee matters agreement, a master separation agreement and a tax sharing agreement. The master separation agreement provides for, among other things, the assumption by the Company of liabilities relating to the Shallow Water business and the assumption by

TODCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transocean of liabilities unrelated to the Shallow Water business, including the indemnification of losses that may occur as a result of certain of the Company’s ongoing legal proceedings (see Note 13).

      Under the tax sharing agreement, Transocean will indemnify the Company against substantially all pre-IPO income tax liabilities. However, the Company must pay Transocean for substantially all pre-closing income tax benefits utilized subsequent to the closing of the IPO. As of December 31, 2003, the Company had approximately $450 million of pre-closing tax benefits subject to this obligation to reimburse Transocean. This amount includes approximately $173 million of the tax benefits reflected in the Company’s December 31, 2003 historical financial statements and additional tax benefits that we expect to result from the closing of the IPO, specified ownership changes, statutory allocations of tax benefits among Transocean Holdings’ consolidated group members and other events. The tax sharing agreement also provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of the Company’s outstanding voting stock, it will be deemed to have utilized all of these pre-closing tax benefits, and the Company will be required to pay Transocean an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor. If an acquisition of beneficial ownership had occurred on December 31, 2003, the estimated amount that the Company would have been required to pay to Transocean would have been approximately $360 million.

      Stock Based Compensation— In February 2004, the Company adopted a long term incentive plan for certain employees and nonemployee directors of the Company in order to provide additional incentives through the grant of awards and to increase the personal stake of participants in the continued success of the Company (the “Plan”). The Plan provides for the grant of options to purchase shares of the Company’s Class A common stock, restricted stock, deferred stock units, share appreciation rights, cash awards, supplemental payments to cover tax liabilities associated with the aforementioned types of awards, and performance awards. Most awards under the Plan vest over a three-year period. A maximum of 3,000,000 shares of the Company’s Class A common stock has been reserved for issuance under the Plan.

      In conjunction with the closing of the IPO, the Company granted shares of restricted stock and stock options to certain employees. Based upon the IPO price of $12.00 per share, the value of these awards that the Company will recognize as compensation expense is approximately $17.2 million, of which approximately $6.5 million will be recognized in the first quarter of 2004. The remaining $10.7 million of compensation expense will be recognized over the vesting period of the stock awards and options. The Company expects to recognize compensation expense related to these awards of $4.2 million over the remainder of 2004, $4.8 million in 2005 and $1.7 million in 2006 and thereafter.

      In addition, certain of the Company’s employees hold options to acquire Transocean ordinary shares, which were granted prior to the IPO under the Transocean Incentive Plan (see Note 15). The employees holding these options were treated as terminated for the convenience of Transocean on the IPO date. As a result, these options became fully vested and will remain exercisable over the original contractual life. In connection with the modification of the options, the Company will recognize approximately $1.5 million of additional compensation expense in the first quarter of 2004.

      Delta Towing Tug Sale— In March 2004, Delta Towing entered into an agreement to sell the Goliath, an offshore tug, for $5.0 million, subject to satisfactory inspections and other customary closing conditions. The Company expects the sale to close in late March 2004 and result in a gain.

TODCO AND SUBSIDIARIES

SCHEDULE II— VALUATION AND QUALIFYING ACCOUNTS

		Additions

		Charged
	Balance at	to Costs	Charged			Balance at
	Beginning	and	to Other			End of
	of Period	Expenses	Accounts	Deductions		Period

	(In millions)
Pre-Transocean Merger
One Month Ended January 31, 2001
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	$6.5	$0.1	$—	$0.3	(a)	$6.3
Allowance for obsolete materials and supplies	0.7	—	—	—		0.7

Post-Transocean Merger
Eleven Months Ended December 31, 2001
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	6.3	4.2	—	1.7	(a)	8.8
Allowance for obsolete materials and supplies	0.7	—	—	0.5	(b)	0.2
Year Ended December 31, 2002
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	8.8	4.1	—	6.2	(a)	6.7
Allowance for obsolete materials and supplies	0.2	—	—	0.2	(b)	—
Year Ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	6.7	0.4	0.4 (c)	2.5	(a)	5.0
Allowance for obsolete materials and supplies	$—	$0.3	$—	$—		$0.3

(a)	Uncollectible accounts receivable written off, net of recoveries.

(b)	Amount is related to the sale of a rig and distribution of assets to a related party.

(c)	Balance attributable to consolidation of Delta Towing at December 31, 2003.

     Other schedules have been omitted either because they are not required or are not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

TODCO AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In millions,
	except share data)
ASSETS
Cash and cash equivalents	$53.8	$20.0
Accounts receivable, net
Trade	56.2	52.3
Related party	11.2	0.9
Other	2.0	4.6
Materials and supplies, net	3.9	4.5
Deferred income taxes	5.9	—
Other current assets	3.8	3.2
Current assets related to discontinued operations	—	0.1

Total current assets	136.8	85.6

Property and equipment	916.2	924.9
Less accumulated depreciation	326.4	264.0

Property and equipment, net	589.8	660.9

Other assets	24.1	31.7

Total assets	$750.7	$778.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	$17.7	$24.7
Short-term debt	0.7	—
Accrued income taxes	10.8	11.1
Accrued income taxes— related party	1.3	—
Debt due within one year	8.2	1.2
Debt due within one year— related party	3.0	3.0
Interest payable— related party	0.2	4.3
Other current liabilities	39.8	43.4
Current liabilities related to discontinued operations	0.2	0.5

Total current liabilities	81.9	88.2

Long-term debt	17.4	25.6
Long-term debt— related party	—	522.0
Deferred income taxes	172.1	—
Other long-term liabilities	3.5	4.7

Total long-term liabilities	193.0	552.3

Commitments and contingencies
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none outstanding at September 30, 2004 and December 31, 2003	—	—
Common stock, Class A, $0.01 par value, 500,000,000 shares authorized, 32,042,890 shares and 0 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	0.3	—
Common stock, Class B, $0.01 par value, 260,000,000 shares authorized, 28,260,000 and 12,144,751 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	0.3	0.1
Additional paid-in capital	6,509.1	6,136.3
Retained deficit	(6,030.9)	(5,998.7)
Unearned compensation	(3.0)	—

Total shareholders’ equity	475.8	137.7

Total liabilities and shareholders’ equity	$750.7	$778.2

See accompanying notes.

TODCO AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months
	Ended
	September 30,

	2004	2003

	(Unaudited)
	(In millions, except
	per share data)
Operating Revenues	$247.7	$167.3
Costs and Expenses
Operating and maintenance	193.4	169.4
Operating and maintenance— related party	—	9.2
Depreciation	72.0	69.2
General and administrative	26.3	11.2
General and administrative— related party	0.3	1.4
Impairment loss on long-lived assets	—	11.6
Gain on disposal of assets, net	(5.4)	(0.5)

	286.6	271.5

Operating Loss	(38.9)	(104.2)
Other Income (Expense), net
Equity in loss of joint ventures	—	(2.7)
Interest income	0.3	0.5
Interest income— related party	—	3.3
Interest expense	(3.1)	(2.3)
Interest expense— related party	(3.3)	(35.0)
Loss on retirement of debt	(1.9)	(79.5)
Impairment of investment in and advance to joint venture	—	(21.3)
Other, net	1.3	(2.3)

	(6.7)	(139.3)

Loss from Continuing Operations Before Income Taxes	(45.6)	(243.5)
Income tax benefit	(13.4)	(50.4)
Minority interest	—	0.6

Loss from Continuing Operations	(32.2)	(193.7)
Discontinued Operations:
Loss from operations of discontinued segment	—	(43.9)
Income tax expense	—	19.9
Minority interest	—	1.2

Net loss from discontinued operations	—	(65.0)

Net Loss	$(32.2)	$(258.7)

Net Loss Per Common Share Basic and Diluted
Continuing operations	$(0.59)	$(15.95)
Discontinued operations	—	(5.35)

Net loss per common share basic and diluted	$(0.59)	$(21.30)

Weighted Average Common Shares Outstanding:
Basic and diluted	54.3	12.1

See accompanying notes.

TODCO AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine Months
	Ended
	September 30,

	2004	2003

	(Unaudited)
	(In millions)
Net loss	$(32.2)	$(258.7)

Other comprehensive income
Change in share of unrealized income in unconsolidated joint venture’s accumulated other comprehensive income, net of tax of $1.1 for the nine months ended September 30, 2003	—	2.0

Other comprehensive income	—	2.0

Total comprehensive loss	$(32.2)	$(256.7)

See accompanying notes.

TODCO AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

	Common Stock

	Class A		Class B		Additional
					Paid-in	Retained	Unearned	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	Equity

	(Unaudited)

	(In millions)
Balance at December 31, 2003	—	$—	12.1	$0.1	$6,136.3	$(5,998.7)	$—	$137.7
Net loss						(32.2)		(32.2)
Debt for equity exchange			47.9	0.5	528.4			528.9
Conversions of common stock from Class B to Class A	31.7	0.3	(31.7)	(0.3)				—
Distributions to parent					(181.4)			(181.4)
Equity contributions from parent					13.5			13.5
Issuance of restricted stock, net of forfeitures	0.3	—			4.4		(4.4)	—
Stock options granted					7.9			7.9
Amortization of unearned compensation							1.4	1.4

Balance at September 30, 2004	32.0	$0.3	28.3	$0.3	$6,509.1	$(6,030.9)	$(3.0)	$475.8

See accompanying notes.

TODCO AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended
	September 30,

	2004	2003

	(Unaudited)
	(In millions)
Cash Flows from Operating Activities— Continuing Operations and Discontinued Operations
Net loss	$(32.2)	$(258.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	72.0	79.6
Deferred income taxes	(15.2)	(34.9)
Stock-based compensation expense	10.8	—
Equity in earnings of joint ventures	—	(2.8)
Net (gain) loss on disposal of assets	(5.4)	9.4
Impairment loss on long-lived assets	—	11.6
Amortization of debt issue costs	—	(4.9)
Deferred income, net	(6.6)	(13.9)
Deferred expenses, net	2.7	(0.8)
Loss on retirement of debt	1.9	79.5
Impairment of investment in and advance to joint venture	—	21.3
Changes in operating assets and liabilities, net of effect of distributions to related parties
Accounts receivable, net	(1.2)	33.9
Accounts payable and other current liabilities	(3.8)	(21.2)
Accounts receivable/payable to related party, net	5.2	194.0
Income taxes receivable/payable, net	1.1	(3.3)
Other, net	1.6	5.8

Net cash provided by operating activities	30.9	94.6

Cash Flows from Investing Activities— Continuing Operations and Discontinued Operations
Capital expenditures	(8.3)	(7.4)
Proceeds from disposal of assets, net	11.5	74.6

Net cash provided by investing activities	3.2	67.2

Cash Flows from Financing Activities— Continuing Operations and Discontinued Operations
Net repayments of debt with related party	—	(54.0)
Repayments on other debt instruments	—	(78.8)
Cash of subsidiaries at distribution to affiliates	—	(103.9)
Other, net	(0.3)	1.7

Net cash used in financing activities	(0.3)	(235.0)

Net increase (decrease) in cash and cash equivalents	33.8	(73.2)
Cash and cash equivalents at beginning of period— continuing operations and discontinued operations	20.0	102.9

Cash and cash equivalents at end of period— continuing operations and discontinued operations	$53.8	$29.7

See accompanying notes.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—	Nature of Business

      TODCO (together with its subsidiaries and predecessors, unless the context requires otherwise, the “Company,” “we” or “our”), is a leading provider of contract oil and gas drilling services, primarily in the United States (“U.S.”) Gulf of Mexico shallow water and inland marine region, an area referred to as the U.S. Gulf Coast. At September 30, 2004, the Company owned, had partial ownership interests in or operated 70 drilling rigs, consisting of 24 jackup rigs, 30 barge rigs, three submersible rigs and one platform rig, as well as nine land rigs and three lake barge rigs in Venezuela. The Company contracts its drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells.

      Effective January 31, 2001, a merger transaction between the Company and Transocean Inc. (“Transocean”) was completed (the “Transocean Merger”). A change of control occurred and the Company became an indirect wholly owned subsidiary of Transocean.

      In July 2002, Transocean announced plans to divest its Gulf of Mexico shallow and inland water (“Shallow Water”) business through an initial public offering of the Company. During 2003, the Company completed the transfer to Transocean of all assets not related to its Shallow Water business (“Transocean Assets”), including the transfer of all revenue-producing Transocean Assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in the Company’s historical financial statements and notes thereto. The Company’s historical financial statements and the notes thereto have been restated for the effect of discontinued operations for all periods presented, except for the statement of cash flows and related Note 9 for which restatement is not required. See Note 15.

      In February 2004, the Company completed an initial public offering, in which Transocean sold 13,800,000 shares of its TODCO Class A common stock (the “IPO”) and, in September 2004, Transocean and Transocean Holdings Inc. (“THI”) sold an additional 17,940,000 shares of TODCO Class A common stock in a secondary public offering. As of September 30, 2004, Transocean owns 28,260,000 shares or 100 percent of the outstanding Class B common stock of the Company, which represents 47 percent of the Company’s outstanding common stock. Transocean has 82 percent of the combined voting power of the Company’s outstanding common stock due to the five votes per share of Class B common stock, as compared to the one vote per share of Class A common stock. Transocean does not own any of the Company’s outstanding Class A common stock. See Note 3.

Note 2—	Summary of Significant Accounting Policies and Basis of Consolidation

      Basis of Consolidation— The accompanying condensed consolidated financial statements of the Company have been prepared without audit in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004 or for any future period. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

      Intercompany transactions and accounts have been eliminated. For investments in joint ventures that either do not meet the criteria of being a variable interest entity or where the Company is not deemed to be the primary beneficiary for accounting purposes, the equity method of accounting is used where the Company’s ownership in the joint venture is between 20 percent and 50 percent and for investments in joint ventures where more than 50 percent is owned and the Company does not have control of the joint venture. The cost method of accounting is used for investments in joint ventures where the Company’s ownership is less than

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20 percent and the Company does not have significant influence over the joint venture. For investments in joint ventures that meet the criteria of a variable interest entity and where the Company is deemed to be the primary beneficiary for accounting purposes, such entities are consolidated (see “— Variable Interest Entities”).

      Accounting Estimates— The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment and other long-lived assets, income taxes, personal injury claim liabilities, employment benefits and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

      Segments— The Company’s operations have been aggregated into four reportable business segments, which, for contract drilling services, correspond to the principal geographic regions in which the Company operates:

•	U.S. Inland Barge Segment— The Company’s barge rig fleet in this market segment consists of 12 conventional and 18 posted barge rigs. These units operate in marshes, rivers, lakes and shallow bay or coastal waterways that are known as the “transition zone”. This area along the U.S. Gulf Coast, where jackup rigs are unable to operate, is the world’s largest market for this type of equipment.

•	U.S. Gulf of Mexico Segment— The Company currently has 20 jackup and three submersible rigs in the U.S. Gulf of Mexico shallow water market segment which begins at the outer limit of the transition zone and extends to water depths of about 350 feet. The Company’s jackup rigs in this market segment consist of independent leg cantilever type units, mat-supported cantilever type rigs and mat-supported slot type jackup rigs that can operate in water depths up to 250 feet.

•	Other International Segment— The Company’s other international operations are currently conducted in Mexico, Trinidad and Venezuela. In Mexico, the Company operates two jackup rigs and is preparing a platform rig to operate for PEMEX, the Mexican national oil company. Additionally, the Company has two jackup rigs in Trinidad and nine land rigs and three lake barges in Venezuela. From December 2003 to September 2004, the Company also operated a jackup rig offshore Venezuela. This rig has been relocated to the U.S. Gulf of Mexico. The Company may pursue selected opportunities in other regions from time to time.

•	Delta Towing Segment— The Company has a partial interest in a joint venture that operates a fleet of U.S. marine support vessels consisting primarily of shallow water tugs, crewboats and utility barges (“Delta Towing”). See Note 4.

      Impairment of Other Long-Lived Assets— The carrying value of long-lived assets, principally property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as prescribed by the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment on Disposal of Long-Lived Assets (“SFAS 144”). For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Property and equipment held for sale are recorded at the lower of net book value or net realizable value. See Note 5.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Operating Revenues and Expenses— Operating revenues are recognized as earned, based on contractual daily rates. In connection with drilling contracts, the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to the preparation and mobilization of the rig are deferred and recognized over the primary contract term of the drilling project for contracts that have a primary contract term of two months or longer and where such amounts are material. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Revenues and expenses associated with the demobilization of drilling units are recognized upon completion of the related drilling contracts. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated remaining useful life of the asset.

      At September 30, 2004 and December 31, 2003, $18.3 million and $21.2 million, respectively, in deferred preparation and mobilization costs were included in other assets in the Company’s condensed consolidated balance sheets. During the nine months ended September 30, 2004, the Company amortized $9.8 million of these costs to expense, which is included in operating and maintenance expense in the Company’s condensed consolidated statements of operations. There were no similar costs amortized to expense during the nine months ended September 30, 2003.

      Interim Financial Information— The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of results of operations for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified.

      Comprehensive Income (Loss)— The Company reports comprehensive income in accordance with SFAS 130, Reporting Comprehensive Income. Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under GAAP, are excluded from net income. From time to time, the Company may recognize components of other comprehensive income such as unrealized gains and losses on marketable equity investments and foreign currency translation gains and losses. The Company had no accumulated other comprehensive income (loss) as of September 30, 2004 and December 31, 2003.

      Stock-Based Compensation— Through December 31, 2002 and in accordance with the provisions of SFAS 123, Accounting for Stock-based Compensation, the Company elected to follow the Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for awards under its employee stock-based compensation plans using the intrinsic value method. Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation using the prospective method of transition under SFAS 123. Under the prospective method and in accordance with the provisions of SFAS 148, Accounting for Stock-Based Compensation— Transition and Disclosure, the recognition provisions are applied to all employee awards granted, modified or settled after January 1, 2003. See Note 14.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      If the Company had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net loss and diluted net loss per share would have been as follows (in millions, except per share amounts):

	Nine Months
	Ended
	September 30,

	2004	2003

Net loss, as reported	$(32.2)	$(258.7)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects	7.0	0.1
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7.0	0.2

Pro forma net loss	$(32.2)	$(258.8)

Loss per share:
Basic and diluted—as reported	$(0.59)	$(21.30)
Basic and diluted—pro forma	$(0.59)	$(21.31)

      Variable Interest Entities— In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires that an enterprise consolidate a variable interest entity (“VIE”) if the enterprise has a variable interest that will absorb a majority of the entity’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of ownership, contractual or other financial interests in the entity, if such loss or residual return occurs. If one enterprise absorbs a majority of a VIE’s expected losses and another enterprise receives a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the expected losses is required to consolidate the VIE and will be deemed the primary beneficiary for accounting purposes. The Company adopted and applied the provisions of FIN 46, as amended, effective December 31, 2003. See Note 4.

      Reclassifications— Certain reclassifications have been made to prior period amounts to conform to the current period’s presentation.

Note 3—	Capital Stock and Related Transactions

      Capital Structure— In February 2004, the Company amended its articles of incorporation to, among other things, create two classes of common stock, Class A and Class B, increase its authorized capital stock and to convert any issued and outstanding shares of the Company’s common stock into Class B common stock. As amended, the Company’s authorized capital stock consists of (i) 500,000,000 shares of Class A common stock, par value $.01 per share, and 260,000,000 shares of Class B common stock, par value $.01 per share, and (ii) 50,000,000 shares of preferred stock, par value $.01 per share. The Class B common stock is convertible at any time, at the sole option of Transocean, into shares of Class A common stock on a share per share basis.

      Capital Stock Transactions and Retirement of Related Party Debt— In February 2004, prior to the Company’s IPO, the Company exchanged $45.8 million in principal amount of its outstanding 7.375% Senior Notes held by Transocean Holdings Inc. (a wholly owned subsidiary of Transocean, “Transocean Holdings”), plus accrued interest thereon, for 359,638 shares of the Company’s Class B common stock (4,367,714 shares of Class B common stock after giving effect to the stock dividend discussed below). Immediately following this exchange, the Company exchanged $152.5 million and $289.8 million principal amount of its outstanding 6.75% and 9.5% Senior Notes, respectively, held by Transocean, plus accrued interest thereon, for 3,580,768 shares of the Company’s Class B common stock (43,487,535 shares of Class B common stock after

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

giving effect to the stock dividend). The determination of the number of shares issued in the exchange transactions was based on a method that took into account the IPO price of $12.00 per share. The net effect of these transactions was to decrease notes payable— related party and interest payable— related party by $528.9 million with an offsetting increase in common stock of $0.5 million and additional paid-in capital of $528.4 million.

      Immediately following the debt-for-equity exchanges, the Company declared a dividend of 11.145 shares of its Class B common stock with respect to each share of its Class B common stock outstanding. The stock dividend of 11.145 shares of Class B common stock for each outstanding share of Class B common stock was retroactively applied to the 1,000,000 shares of common stock held by Transocean prior to the debt-for-equity exchanges and has been reflected in the Company’s historical consolidated financial statements. The effect of this retroactive application was to increase the authorized common shares of the Company’s Class B common stock to 260,000,000 shares and issued and outstanding to 12,144,751 shares as of December 31, 2003 with a corresponding decrease to additional paid-in capital.

      As a result of the debt-for-equity exchanges and stock dividend, Transocean held an aggregate of 60,000,000 shares of Class B common stock prior to the closing of the IPO. A portion of these shares (13,800,000) of Class B common stock was converted into shares of Class A common stock and sold in the IPO.

      Also in connection with the closing of the IPO, Transocean made additional equity contributions totaling $2.8 million, including $1.0 million in intercompany payable balances owed by the Company to Transocean as of the IPO date.

      Initial Public Offering and Related Events— In February 2004, the Company completed the IPO, in which Transocean sold 13,800,000 shares of TODCO Class A common stock at $12.00 per share. The Company did not receive any proceeds from the initial sale of Class A common stock.

      Before completion of the IPO, the Company entered into various agreements to complete the separation of the Shallow Water business from Transocean, including an employee matters agreement, a master separation agreement and a tax sharing agreement. The master separation agreement provides for, among other things, the assumption by the Company of liabilities relating to the Shallow Water business and the assumption by Transocean of liabilities unrelated to the Shallow Water business, including the indemnification of losses that may occur as a result of certain of the Company’s ongoing legal proceedings.

      In February 2004, the Company recorded an increase in equity related to net liabilities attributable to Transocean’s business of $0.4 million for which legal title had not been transferred to Transocean as of the IPO date in accordance with the business indemnity between the Company and Transocean. The indemnification by Transocean was recorded as a credit to additional paid-in capital and a corresponding related party receivable from Transocean.

      In conjunction with the IPO, the Company entered into a tax sharing agreement with Transocean. See Note 10.

      Secondary Public Offering— In September 2004, Transocean and THI sold an additional 17,940,000 shares of TODCO Class A common stock at $15.75 per share in a secondary public offering. Prior to the completion of the secondary public offering, Transocean and THI converted 17,940,000 shares of the Company’s Class B common stock held by it into an equal number of shares of Class A common stock. The Company did not receive any proceeds from this offering.

Note 4—	Delta Towing

      The Company owns a 25 percent equity interest in Delta Towing, a joint venture formed to own and operate the Company’s U.S. marine support vessel business, consisting primarily of shallow water tugs,

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

crewboats and utility barges. The Company previously contributed its support vessel business to the joint venture in return for a 25 percent ownership interest and certain secured notes receivable from Delta Towing with a face value of $144.0 million. The Company valued these notes at $80.0 million immediately prior to the Transocean Merger. No value was assigned to the ownership interest in Delta Towing. The note agreement was subsequently amended to provide for a $4.0 million, three-year revolving credit facility which has since been cancelled. Delta Towing’s property and equipment, with a net book value of $41.6 million at September 30, 2004, are collateral for the Company’s notes receivable. The remaining 75 percent ownership interest is held by Beta Marine LLC (“Beta Marine”), which also loaned $3.0 million to Delta Towing. See Note 7.

      As a result of its issuance of notes to the Company, Delta Towing is highly leveraged. In January 2003, Delta Towing defaulted on the notes by failing to make its scheduled quarterly interest payments and remains in default as a result of its continued failure to make its quarterly interest payments, as well as a scheduled principal repayment due in January 2004. As a result of the Company’s continued evaluation of the collectibility of the notes, the Company recorded a $21.3 million impairment of the notes in September 2003 based on Delta Towing’s discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing’s business outlook. As permitted by the notes in the event of default, the Company began offsetting a portion of the amount owed by the Company to Delta Towing against the interest due under the notes. Additionally, in the third quarter of 2003, the Company established a $1.6 million reserve for interest income earned during the quarter on the notes receivable.

      Under FIN 46, Delta Towing is considered a VIE because its equity is not sufficient to absorb the joint venture’s expected future losses. The Company is deemed to be the primary beneficiary of Delta Towing for accounting purposes because it has the largest percentage of investment at risk through the secured notes held by the Company and would thereby absorb the majority of the expected losses of Delta Towing. The Company adopted FIN 46, as amended, and, accordingly, consolidated Delta Towing effective December 31, 2003.

      As of September 30, 2004 and December 31, 2003 all intercompany accounts have been eliminated in consolidation as a result of the adoption of FIN 46, as well as all intercompany transactions during the nine months ended September 30, 2004.

      Prior to December 31, 2003, the Company accounted for its investment in Delta Towing under the equity method. In the nine months ended September 30, 2003, the Company recorded $2.6 million in equity losses related to Delta Towing, including the Company’s share of a $2.5 million non-cash impairment charge on the carrying value of idle equipment recorded by the joint venture.

      In addition, during the nine months ended September 30, 2003, the Company earned interest income of $3.3 million related to interest-bearing debt due from Delta Towing. During the nine months ended September 30, 2003, the Company incurred charges totaling $9.2 million for services rendered by Delta Towing under a charter agreement with the Company, which were reflected in operating and maintenance— related party expense.

      The creditors of Delta Towing have no recourse to the general credit of the Company.

Note 5—	Impairment of Long-Lived Assets

      In the second quarter of 2003, the Company decided to remove five jackup rigs from drilling service and market the rigs for alternative uses. The Company does not anticipate returning the five rigs to drilling service as it would be cost prohibitive. As a result of this decision and in accordance with SFAS 144, the Company tested the carrying value of the rigs for impairment during the second quarter of 2003 and recorded a pre-tax $10.6 million non-cash impairment charge as a result of the impairment test.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      As a result of the lack of success of the original business strategy of Energy Virtual Partners, Inc. and Energy Virtual Partners, LP, the Company determined that the assets of those entities did not support the Company’s $1.0 million recorded investment and recorded a pre-tax $1.0 million non-cash impairment charge in the second quarter of 2003. The liquidation of these entities was completed in early 2004.

      The impairment losses noted above have been included in the Company’s reportable segments’ results based on the segment of each of the assets impaired. See Note 16.

Note 6—	Venezuelan Working Capital Facility and Foreign Currency Matters

      In the second quarter of 2003, the Company established a currency valuation allowance of $2.4 million pertaining to cash and receivables in Venezuela in order to adjust the Company’s Venezuelan financial assets to net realizable value as of June 30, 2003. This valuation allowance was deemed necessary due to the continuing political instability in Venezuela and the continuation of foreign exchange controls, which limit the Company’s ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. In September 2004, the Company reversed $0.7 million of the currency valuation allowance that was no longer deemed necessary due to a sustained decrease in the net carrying value of assets denominated in the local currency in 2004, primarily as a result of an agreement with the Company’s primary customer in Venezuela to pay the majority of the U.S. dollar denominated accounts receivable in U.S. dollars to the Company in the United States.

      Additionally, in response to the increase in U.S. dollar remittances, the Company entered into an unsecured line of credit with a bank in Venezuela in the third quarter of 2004 to provide a maximum of 4.5 billion Venezuela Bolivars ($2.3 million U.S. dollars at the current exchange rate at September 30, 2004) in order to establish a source of local currency to meet the Company’s current obligations in Venezuela Bolivars. Each draw on the line of credit is denominated in Venezuela Bolivars and is evidenced by a 30-day promissory note that bears interest at the then market rate as designated by the bank. The promissory notes are pre-payable at any time at the Company’s option; however, if not repaid within 30 days, the promissory notes automatically renew for an additional 30-day period at the then designated interest rate. There are no commitment fees payable on the unused portion of the line of credit, and the facility is terminable at will by the bank.

      At September 30, 2004, the Company had $0.7 million (1.4 billion Venezuela Bolivars) in borrowings outstanding with respect to the line of credit, which bear interest at 17 percent per annum. This amount is reported as short-term debt in the Company’s condensed consolidated balance sheet at September 30, 2004.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—	Long-Term Debt and Capital Lease Obligations

      Long-term debt and capital lease obligations, net of unamortized discounts, premiums, and fair value adjustments, were comprised of the following (in millions):

	Third Party		Related Party

	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003

6.75% Senior Notes, due April 2005	$7.8	$7.8	$—	$153.2
6.95% Senior Notes, due April 2008	2.2	2.2	—	—
7.375% Senior Notes, due April 2018	3.5	3.5	—	45.9
9.5% Senior Notes, due December 2008	11.3	11.4	—	322.9
Other Debt	—	—	3.0	3.0
Capital Lease Obligations	0.8	1.9	—	—

Total	25.6	26.8	3.0	525.0
Less debt due within one year	8.2	1.2	3.0	3.0

Total long-term debt	$17.4	$25.6	$—	$522.0

      6.75%, 6.95%, 7.375% and 9.5% Senior Notes and Exchange Offer— In March 2002, Transocean and the Company completed exchange offers and consent solicitations for the Company’s 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the “Exchange Offer”). As a result of the Exchange Offer, approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of the Company’s outstanding 6.75%, 6.95%, 7.375% and 9.5% senior notes, respectively, were exchanged by Transocean (the “Exchanged Notes”) for newly issued Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates. Both the Exchanged Notes and the notes not exchanged remained the obligation of the Company as Transocean became the holder of the Exchanged Notes.

      In April 2003, the Company repaid the entire $5.0 million principal amount outstanding of the 6.5% Senior Notes payable to third parties, plus accrued and unpaid interest, in accordance with their scheduled maturities.

      In the first half of 2003, the Company retired $529.7 million of its outstanding Exchanged Notes and other notes payable to Transocean (see “— Transocean Revolver”), in separate transactions, as consideration for the sale of certain of the Transocean Assets to Transocean. See Note 15 for a further discussion of these individual transactions and retirement of related party debt.

      In February 2004, prior to the Company’s IPO, the Company exchanged $488.1 million in principal amount of the then outstanding Exchanged Notes, plus accrued interest thereon, for 3,940,406 shares of the Company’s Class B common stock (47,855,249 shares of Class B common stock after giving effect to the stock dividend, as described in Note 3). There were no Exchanged Notes payable to Transocean outstanding at September 30, 2004.

      In connection with the Exchange Offer, the Company had made an aggregate of $8.3 million in consent payments to holders of the notes that were exchanged. The consent payments were amortized as an increase to

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest expense over the remaining terms of the exchanged notes using the interest method and amounted to $0.4 million for the nine months ended September 30, 2003. In connection with the retirement of the Exchanged Notes prior to the completion of the IPO, the Company expensed the remaining balance of these deferred consent fees of approximately $1.9 million in February 2004, which has been reflected as a loss on retirement of debt in the Company’s condensed consolidated statement of operations.

      The Company recognized $1.2 million and $1.9 million in interest expense during the nine months ended September 30, 2004 and 2003, respectively, related to its senior notes held by third parties. The Company also recognized $3.1 million and $34.2 million in interest expense-related party during the nine months ended September 30, 2004 and 2003, respectively, related to the Exchanged Notes held by Transocean.

      At September 30, 2004, approximately $7.7 million, $2.2 million, $3.5 million, and $10.2 million principal amount of the 6.75%, 6.95%, 7.375%, and 9.5% Senior Notes, respectively, due to third parties were outstanding. The fair value of these notes at September 30, 2004 was approximately $7.8 million, $2.3 million, $3.3 million, and $11.3 million, respectively, based on the estimated yield to maturity which takes into account TODCO’s credit worthiness as a separate entity.

      $75 Million Revolving Credit Facility— In December 2003, the Company entered into a two-year $75 million floating-rate secured revolving credit facility that will decline to $60 million in December 2004. The facility is secured by most of the Company’s drilling rigs, receivables, and the stock of most of its U.S. subsidiaries and is guaranteed by some of its subsidiaries. Borrowings under the facility bear interest at the Company’s option at either (1) the higher of (A) the prime rate and (B) the federal funds rate plus 0.5 percent, plus a margin in either case of 2.50 percent or (2) the Eurodollar rate plus a margin of 3.50 percent. Commitment fees on the unused portion of the facility are 1.5 percent of the average daily balance and are payable quarterly. Borrowings and letters of credit issued under the facility are limited by a borrowing base equal to the lesser of (A) 20 percent of the orderly liquidated value of the drilling rigs securing the facility, as determined from time to time by a third party selected by the agent under the facility, and (B) the sum of 10 percent of the orderly liquidated value of the drilling rigs securing the facility plus 80 percent of the U.S. accounts receivable outstanding less than 90 days, net of any provision for bad debt associated with such U.S. accounts receivable.

      Financial covenants include maintenance of certain financial and other ratios, including working capital, liquidity, and debt-to-total capitalization ratios, and a minimum tangible net worth by the Company.

      The revolving credit facility provides, among other things, for the issuance of letters of credit that the Company may utilize to guarantee its performance under some drilling contracts, as well as insurance, tax and other obligations in various jurisdictions. The facility also provides for customary fees and expense reimbursements and includes other covenants (including limitations on the incurrence of debt, mergers and other fundamental changes, asset sales and dividends) and events of default (including a change of control) that are customary for similar secured non-investment grade facilities.

      As of September 30, 2004 and December 31, 2003, the Company had no borrowings outstanding under this facility.

      During the nine months ended September 30, 2004, the Company recognized $0.9 million in interest expense related to commitment fees on the unused portion of the facility and amortized $0.9 million in deferred financing costs as a component of interest expense in the same period.

      Other Debt— Related Party— In connection with the acquisition of the U.S. marine support vessel business, Delta Towing entered into a $3.0 million note agreement with Beta Marine dated January 30, 2001. The note bears interest at 8 percent per annum, payable quarterly. The $3.0 million note has been classified as a current obligation in the Company’s condensed consolidated balance sheet at September 30, 2004 and December 31, 2003 as Delta Towing remains in default on this note payable to a related party. In the first nine

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

months of 2004, Delta Towing repaid a portion of accrued interest payable to Beta Marine from proceeds from the sales of five marine vessels. The Company has no obligation to fund this debt on behalf of Delta Towing. Interest expense related to the note agreement with Beta Marine was $0.2 million for the nine months ended September 30, 2004.

      Capital Lease Obligations— From time to time the Company enters into capital lease agreements for certain drilling equipment. In January 2004 and during 2003, the Company entered into three such capital lease agreements and exercised options to buy-out the remaining terms of these lease agreements for $2.3 million in the second quarter of 2004. In August 2004, the Company entered into a two-year capital lease agreement with a final maturity date in July 2006. Future lease payments under this agreement are $0.8 million, including principal and interest of which $0.1 million, $0.4 million and $0.3 million are payable in 2004, 2005 and 2006, respectively.

      Transocean Revolver— The Company was party to a $1.8 billion two-year revolving credit agreement (the “Transocean Revolver”) with Transocean, dated April 6, 2001. Amounts outstanding under the Transocean Revolver bore interest quarterly at a rate of the London Interbank Offered Rate plus 0.575 percent to 1.3 percent depending on Transocean’s non-credit enhanced senior unsecured public debt rating. On April 6, 2003 the approximately $81.2 million then outstanding under the Transocean Revolver was converted into a 2.76 percent fixed rate promissory note, which was cancelled in full in connection with the sale of certain of the Transocean Assets to Transocean in September 2003. During the nine months ended September 30, 2003, the Company recognized interest expense of $0.8 million related to the Transocean Revolver.

Note 8—	Other Current Liabilities

      Other current liabilities are comprised of the following (in millions):

	September 30,	December 31,
	2004	2003

Accrued self-insurance claims	$27.1	$28.0
Deferred income	1.4	7.3
Accrued payroll and employee benefits	5.8	5.7
Accrued taxes, other than income	3.6	1.6
Accrued interest	0.9	0.2
Other	1.0	0.6

Total other current liabilities	$39.8	$43.4

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—	Supplementary Cash Flow Information

      Supplementary information about non-cash financing activities relating to both continuing and discontinued operations is as follows (in millions):

	Nine Months
	Ended
	September 30,

	2004	2003

Non-cash financing activities:
Net distribution of assets to parent(a)	$—	$224.7
Debt-for-equity exchange(b)	(528.9)	—
Equity contributions from parent, net of distributions (c)	167.9	—

(a)	In the first half of 2003, four subsidiaries, ownership interests in two majority-owned subsidiaries, a platform rig and certain other assets were sold or distributed to affiliated companies (see Note 15). The $103.9 million in cash held by subsidiaries at the time of the sales or distributions was reflected in financing activities in the consolidated statement of cash flows. The non-cash effect on the consolidated balance sheet was reflected as a decrease in accounts receivable-trade and other receivables of $21.4 million, a decrease in accounts receivable-related party of $298.8 million, an $8.3 million decrease in other current assets, a $752.2 million decrease in non-current assets related to discontinued operations, a $39.0 million decrease in other assets, a decrease in accounts payable trade and other current liabilities of $31.9 million, a decrease in accounts payable-related party of $108.4 million, a $15.5 million decrease in deferred taxes, a decrease in other long-term liabilities of $28.3 million, a decrease in notes payable of $88.0 million, a $524.7 million decrease in long-term debt-related party, a $98.2 million decrease in minority interest and a decrease in additional paid-in capital of $224.7 million.

(b)	Prior to the closing of the Company’s IPO in February 2004, the Company completed a non-cash exchange of $528.9 million in long-term related party notes payable to Transocean and related accrued interest payable for shares of the Company’s Class B common stock (see Notes 3 and 7).

(c)	In connection with the closing of the IPO, the Company completed certain equity transactions related to the Company’s separation from Transocean. In February 2004, the Company recorded business and tax indemnities of the Company by Transocean of $10.7 million as an increase in accounts receivable-related party and an increase in additional paid-in capital and transferred to Transocean $1.0 million of intercompany payable balances as of the IPO date as an increase in additional paid-in capital (see Note 3). Additionally, the Company recorded the book transfer of substantially all pre-closing income tax benefits to Transocean of $181.4 million as a decrease in deferred income tax assets and a decrease in additional paid-in capital.

Note 10—	Income Taxes

      In conjunction with the IPO, the Company entered into a tax sharing agreement with Transocean whereby Transocean will indemnify the Company against substantially all pre-IPO income tax liabilities. However, the Company must pay Transocean for substantially all pre-closing income tax benefits utilized subsequent to the closing of the IPO. As of September 30, 2004, the Company had approximately $535 million of estimated pre-closing income tax benefits subject to this obligation to reimburse Transocean of which approximately $173 million of the tax benefits were reflected in the Company’s December 31, 2003 historical financial statements. The additional estimated tax benefits resulted from the closing of the IPO, specified ownership changes, statutory allocations of tax benefits among Transocean’s consolidated group members and other events. Depending upon certain tax planning strategies that may be executed by Transocean and actual Transocean taxable income for 2004, this pre-closing tax benefit amount will change and is currently estimated to be approximately $360 million.

      As part of the tax sharing agreement, the Company must pay Transocean for substantially all pre-closing income tax benefits utilized or deemed to have been utilized subsequent to the closing of the IPO. Accordingly, the Company recorded an equity transaction in February 2004 to reflect this liability to Transocean of approximately $174 million, equal to the pre-closing income tax benefits as a corresponding obligation within the deferred income tax asset accounts and a reduction in additional paid-in capital. In

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 2004, as a result of a 2003 return-to-provision adjustment, the liability to Transocean was revised to approximately $182 million, and the Company recorded an equity adjustment of $7.7 million and the additional liability to Transocean as a reduction in additional paid-in capital and an obligation within the deferred income tax asset accounts. This adjustment had no effect on the Company’s results of operations.

      In addition, Transocean agreed to indemnify TODCO for certain tax liabilities that existed as of the IPO date of $10.3 million. The tax indemnification by Transocean was recorded as a credit to additional paid-in capital with a corresponding offset to a related party receivable from Transocean.

      The Company currently anticipates that it will be in a net tax liability position at the end of 2004 and expects to utilize a portion of the pre-closing income tax benefits to offset its federal income tax obligation. As of September 30, 2004, the Company had utilized $3.7 million of these pre-closing income tax benefits to offset its current federal income tax obligation for the nine months then ended. The liability to Transocean for the utilization of these pre-closing income tax benefits of $1.3 million is presented within accrued income taxes— related party in the Company’s condensed balance sheet at September 30, 2004 and is payable January 15, 2005.

      Additionally, the tax sharing agreement provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of the Company’s outstanding voting stock, it will be deemed to have utilized all of these pre-closing tax benefits, and the Company will be required to pay Transocean an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor. This payment is required even if the Company is unable to utilize the pre-closing tax benefits. If an acquisition of beneficial ownership had occurred on September 30, 2004, the estimated amount that the Company would have been required to pay to Transocean would have been approximately $290 million based upon Transocean’s tax planning strategies and estimated 2004 taxable income.

      The Company had an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, in connection with its secondary stock offering. As a result, the Company’s ability to utilize certain of its tax benefits is subject to an annual limitation. However, the Company believes that, in light of the amount of the annual limitation, it should not have a material effect on the Company’s ability to utilize its tax benefits for the foreseeable future.

      The tax sharing agreement with Transocean provides that the Company must pay Transocean for most pre-closing tax benefits that are utilized on a tax return with respect to a period after the closing of the IPO. If the utilization of a pre-closing tax benefit defers or precludes the Company’s utilization of any post-closing tax benefit, its payment obligation with respect to the pre-closing tax benefit generally will be deferred until the Company actually utilizes that post-closing tax benefit. This payment deferral will not apply with respect to, and the Company will have to pay currently for the utilization of pre-closing tax benefits to the extent of:

•	up to 20% of any deferred or precluded post-closing tax benefit arising out of the Company’s payment of foreign income taxes, and

•	100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

      Therefore, the Company may not realize the full economic value of tax deductions, credits and other tax benefits that arise post-closing until it has utilized all of the pre-closing tax benefits, if ever.

      Until February 2004, the Company was a member of an affiliated group that includes its parent company, Transocean Holdings. Current and deferred taxes are allocated based upon what the Company’s tax provision (benefit) would have been had the Company filed a separate tax return.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable tax rates in effect. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized.

      The amount of tax benefit recognized is primarily dependent on the loss realized and the valuation of operating loss carryforwards during the period. For the nine months ended September 30, 2003, the Company provided additional taxes of $5.8 million for a portion of losses of RBF Rig Corporation for which a deferred tax benefit had been previously provided.

Note 11—	Commitments and Contingencies

      In October 2001, the Company was notified by the U.S. Environmental Protection Agency (“EPA”) that the EPA had identified a subsidiary of the Company as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and the Company’s review of its internal records to date, the Company disputes its designation as a potentially responsible party and does not expect that the ultimate outcome of this case will have a material adverse effect on its business or consolidated financial position. The Company continues to monitor this matter.

      In December 2002, the Company received an assessment for corporate income taxes from SENIAT, the national Venezuelan tax authority, of approximately $16.0 million (based on the current exchange rates at the time of the assessment) relating to calendar years 1998 through 2000. In March 2003 the Company paid approximately $2.6 million of the assessment, plus approximately $0.3 million in interest, and the Company is contesting the remainder of the assessment. After the Company made the partial assessment payment, the Company received a revised assessment in September 2003 of approximately $18.8 million (based on the current exchange rates at the time of the assessment and inclusive of penalties). The resolution of this assessment is not expected to impact the Company as Transocean has agreed to indemnify the Company against any payments as long as it cooperates and provides assistance to Transocean in resolution of the assessment.

      The Company has recently learned that certain of its subsidiaries have been named, along with other defendants, in several complaints that have been filed in the Circuit Courts of the State of Mississippi involving over 700 persons that allege personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also name as defendants certain of Transocean’s subsidiaries to whom the Company may owe indemnity and other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos that are the subject of the complaints. The number of unaffiliated defendant companies involved in each complaint ranges from approximately 20 to 70. The complaints allege that the defendant drilling contractors used those asbestos-containing products in offshore drilling operations, land based drilling operations and in drilling structures, drilling rigs, vessels and other equipment and assert claims based on, among other things, negligence and strict liability, and claims authorized under the Jones Act. The plaintiffs seek, among other things, awards of unspecified compensatory and punitive damages. Based on a recent decision of the Mississippi Supreme Court, the Company anticipates that the trial courts may grant motions requiring each plaintiff to name the specific defendant or defendants against whom such plaintiff makes a claim and the time period and location of asbestos exposure so that the cases may be properly severed. These complaints were only recently filed and the Company has not yet had an opportunity to conduct any discovery nor has it been able to determine the number of plaintiffs, if any, that were employed by it’s subsidiaries or Transocean’s subsidiaries or otherwise have any connection with the Company’s or Transocean’s drilling

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operations. The Company intends to defend itself vigorously and, based on the limited information available to it at this time, the Company does not expect the ultimate outcome of these lawsuits to have a material adverse effect on its business or consolidated financial position.

      Due to the limited information available to the Company at this time, the Company has not yet made a determination whether it or Transocean is financially responsible under the terms of the master separation agreement for any losses the Company or Transocean may incur as a result of the legal proceedings described in the foregoing paragraph.

      Under the master separation agreement, Transocean has agreed to indemnify the Company for any losses it incurs as a result of the legal proceedings described in the following three paragraphs. See Note 3.

      In March 1997, an action was filed by Mobil Exploration and Producing U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates, Inc. against a subsidiary of the Company, Cliffs Drilling, its underwriters at Lloyd’s (the “Underwriters”) and an insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages amounting to in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. The Company and the Underwriters appealed such judgment, and the Louisiana Court of Appeals reduced the amount for which the Company may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. The Company and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. Prior to the Supreme Court of Louisiana ruling on these petitions, the Company settled with the St. Mary group of plaintiffs and the State of Louisiana. Subsequently, the Supreme Court of Louisiana denied the applications of all remaining parties. The Company has settled with all remaining plaintiffs. The Company believes that any amounts, apart from a small deductible, paid in settlement are covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. The Company has instituted litigation against those insurers and Underwriters to enforce its rights under the relevant policies. One group of insurers has asserted a counterclaim against the Company claiming that they issued the policy as a result of a misrepresentation. The settlements did not have a material adverse effect on the Company’s business or consolidated financial position, and the Company does not expect the ultimate outcome of the case involving the insurers and Underwriters will have a material adverse effect on its business or consolidated financial position.

      In 1984, in connection with the financing of the corporate headquarters, at that time, for Reading & Bates Corporation (“R&B”), a predecessor to one of the Company’s subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation (“Southwestern”) issued and sold, among other instruments, Zero Coupon Series B Bonds due 1999 through 2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated (“Paine Webber”) purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. R&B’s rental obligation was the primary source for repayment of the bonds. In connection with the offering, R&B entered into an indemnification agreement to indemnify Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, R&B defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, R&B agreed in 1997 to retain counsel for Paine

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to R&B made in certain sections of the prospectus or registration statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations in the case. The trial court has denied class certification, and the plaintiffs’ appeal of this denial to a higher court has been denied. The plaintiffs have further appealed that decision. The Company disputes that there are any matters requiring the Company to indemnify Paine Webber. In any event, the Company does not expect that the ultimate outcome of this matter will have a material adverse effect on its business or consolidated financial position.

      In April 2003, Gryphon Exploration Company (“Gryphon”) filed suit against some of the Company’s subsidiaries, Transocean and other third parties in the United States District Court in Galveston, Texas claiming damages in excess of $6 million. In its complaint, Gryphon alleges the defendants were responsible for well problems experienced by Gryphon with respect to a well in the Gulf of Mexico drilled by the Company’s subsidiaries in 2001. The Company disputes the allegations of Gryphon and intends to vigorously defend this claim. While the Company continues to investigate this matter, the Company does not currently expect the ultimate outcome of this matter to have a material adverse effect on its business or consolidated financial position.

      The Company and its subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of the Company’s business. The Company does not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on its business or consolidated financial position.

      The Company cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending litigation. There can be no assurance that the Company’s belief or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management’s current estimates.

      Surety Bonds— As is customary in the contract drilling business, the Company also has various surety bonds totaling $12.3 million in place as of September 30, 2004 that secure customs obligations and certain performance and other obligations. These bonds were issued primarily in connection with the Company’s contracts with PEMEX. These bonds have been issued under a Transocean facility. The master separation agreement with Transocean requires the Company to use its best efforts to replace this facility with its own and to indemnify Transocean for any claims related to the bonds. Transocean has agreed to leave these bonds in place, subject to certain conditions.

Note 12—	Other Related Party Transactions

      Allocation of Administrative Costs— Prior to September 30, 2003 and the transfer of the Transocean Assets to Transocean, general and administrative expense included an allocation from Transocean for certain administrative support based on estimates of the percentage of work the individual Transocean departments performed for the Company. In the opinion of management, Transocean has charged the Company for all costs incurred on its behalf under a comprehensive and reasonable cost allocation method. After September 30, 2003, general and administrative expense includes costs for services provided to us under a transition services agreement with Transocean. The amount of expense allocated or charged to the Company was $0.3 million and $1.4 million for the nine months ended September 30, 2004 and 2003, respectively, which was classified as general and administrative— related party expense.

      Working Capital Contribution— The master separation agreement between the Company and Transocean contains an acknowledgement that the Company’s cash and cash equivalents were $25.0 million as of June 30, 2003. In August 2003, Transocean paid the Company $11.4 million in order for the Company to have the

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of cash and cash equivalents agreed to in the master separation agreement. The amount paid by Transocean equaled the difference between $25.0 million and the amount of the Company’s cash and cash equivalents as of June 30, 2003, prior to giving effect to the payment by Transocean. The master separation agreement provides that the Company will retain all cash and cash equivalents generated by the Shallow Water business following June 30, 2003. Transocean is not required to make any additional payments to the Company for working capital needs under the master separation agreement.

Note 13—	Earnings (Loss) Per Share

      The Company’s basic earnings (loss) per share, which is based upon the weighted average common shares outstanding without the dilutive effects of common stock equivalents (options, warrants, etc.), was $(0.59) and $(21.30) for the nine months ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004, there were 1,408,180 weighted average options outstanding to purchase Class A common stock of the Company at a weighted average exercise price of $12.03 that were not included in the computation of diluted earnings per share because the effect of including the incremental shares was anti-dilutive for the periods. There were no common stock equivalents outstanding during 2003. No adjustments to net loss were made in calculating diluted earnings (loss) per share for the nine-month periods ended September 30, 2004 and 2003.

Note 14—	Stock-Based Compensation Plans

      TODCO Long-Term Incentive Plan— In February 2004, the Company adopted a long-term incentive plan for certain employees and non-employee directors of the Company in order to provide additional incentives through the grant of awards (the “Plan”). The Plan provides for the grant of options to purchase shares of the Company’s Class A common stock, restricted stock, deferred stock units, share appreciation rights, cash awards, supplemental payments to cover tax liabilities associated with the aforementioned types of awards, and performance awards. Most awards under the Plan vest over a three-year period. A maximum of 3,000,000 shares of the Company’s Class A common stock has been reserved for issuance under the Plan.

      In conjunction with the closing of the IPO, the Company granted options to purchase 1,633,617 shares of the Company’s Class A common stock at an exercise price of $12.00 per share, of which, options to purchase 705,000 shares of common stock vested immediately on the IPO date. The remainder of the options have a weighted average vesting period of approximately 2.24 years and a contractual life of 10 years. In May 2004, the Company granted options to purchase 25,000 shares of the Company’s Class A common stock at an exercise price of $13.78 to non-employee directors of the Company, which vested immediately on the grant date.

      The following table summarizes information about TODCO stock options held by employees and non-employee directors of the Company at September 30, 2004:

		Options Outstanding		Options Exercisable
Weighted-Average
Range of	Remaining	Number	Weighted-Average	Number	Weighted-Average
Exercise Prices	Contractual Life	Outstanding	Exercise Price	Outstanding	Exercise Price

$12.00-$13.78	9.37 years	1,658,617	$12.03	730,000	$12.06

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The fair value of the options granted under the Plan in 2004 was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Dividend yield	0.00%
Expected price volatility	55.2%
Risk-free interest rate	3.20%
Expected life of options (in years)	5.0
Weighted-average fair value of options granted	$7.94

      The Company recognized compensation expense of $7.9 million related to stock options granted under the Plan during the nine months ended September 30, 2004.

      Also in conjunction with the IPO, the Company granted 294,175 shares of restricted stock to certain employees and non-employee directors of the Company with a weighted average vesting period of 2.39 years. These IPO-related awards of restricted stock were valued at $14.39 per share and were recorded as unearned compensation. Additionally, in May 2004, the Company granted 15,000 shares of restricted stock to non-employee directors of the Company with a vesting period of 10 years. The May 2004 awards of restricted stock were valued at $13.70 per share and were recorded as unearned compensation. The value of these awards will be amortized as compensation expense over the vesting period of the stock awards. During the first nine months of 2004, 6,285 shares of restricted stock (valued at $14.39 per share) were forfeited and are available for re-issuance under the Plan. Unearned compensation relating to the Company’s restricted stock awards of $3.0 million at September 30, 2004 is shown as a reduction of shareholders’ equity. Compensation expense recognized for the nine months ended September 30, 2004 related to stock awards totaled $1.4 million.

      Transocean Stock Options— Certain of the Company’s employees hold options to acquire Transocean ordinary shares, which were granted prior to the IPO under the Transocean Incentive Plan. The employees holding these options were treated as terminated for the convenience of Transocean on the IPO date. As a result, the 250,797 options outstanding on February 10, 2004 became fully vested and were modified to remain exercisable over the original contractual life. In connection with the modification of these options, the Company recognized $1.5 million of additional compensation expense in the first quarter of 2004. No further compensation expense will be recorded in the future related to the Transocean options.

Note 15—	Discontinued Operations

      There were no revenues related to discontinued operations for the nine months ended September 30, 2004. Operating revenues related to discontinued operations were $53.4 million for the nine months ended September 30, 2003.

      At September 30, 2004, liabilities related to discontinued operations consisted primarily of other current liabilities of $0.2 million. At December 31, 2003, net liabilities related to discontinued operations consisted of other current receivables of $0.1 million and accounts payable and other current liabilities of $0.5 million.

      During the first quarter of 2003, the Company transferred to Transocean certain of the Transocean Assets, including distributions in-kind of certain accounts receivable balances from related parties, a 12.5 percent undivided interest in an aircraft, the stock of two subsidiaries of the Company, R&B Falcon (A) Pty. Ltd. and Cliffs Drilling de Brasil Servicos de Petroleo S/ C Ltda., and other miscellaneous Transocean Assets with an aggregate net book value of $247.9 million. These transactions were recorded as decreases to additional paid-in capital. In March 2003, the Company also assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration.

      In addition, certain assets were sold to Transocean during the first half of 2003. In March 2003, the Company sold the stock of Arcade Drilling AS for net proceeds of $264.1 million and recorded a net pre-tax

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loss of $11.0 million, which is included in the results of discontinued operations. The sale transaction was at fair value determined based on an independent third party appraisal. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of the Company’s 6.95% notes due April 2008. The market value attributable to the notes, 113.21 percent of the principal amount, was based on available market information. The Company recorded a net pre-tax loss of approximately $30.0 million in the first quarter of 2003 related to the retirement of these notes.

      In May 2003, the Company sold Cliffs Platform Rig 1 to Transocean in consideration for the cancellation of $13.9 million of the 6.95% Exchanged Notes. The Company recorded the excess of the sales price over the net book value of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million in the second quarter of 2003.

      Also in May 2003, the Company sold its 50 percent interest in Deepwater Drilling L.L.C. (“DD LLC”), and its 60 percent interest in Deepwater Drilling II L.L.C. (“DDII LLC”) in consideration for the cancellation of $43.7 million principal amount of the Company’s debt held by Transocean. The value of the Company’s interests in DD LLC and DDII LLC was determined based on a similar third party transaction. The Company recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital.

      In June 2003, the Company sold its membership interests in its wholly-owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC. As consideration for the interests sold, Transocean cancelled $238.8 million of the Company’s outstanding debt held by them. The sales transaction was based on a valuation which took into account valuations of the drilling units owned by the entities sold. The Company recorded the excess of the net book value over the sales price of the membership interests of $60.9 million as a loss on sale of assets, which was included in the results of discontinued operations, and a pre-tax loss on the retirement of debt of $48.0 million in the second quarter of 2003.

Note 16—	Segments, Geographical Analysis and Major Customers

      The Company’s drilling assets consist of jackup and submersible drilling rigs and inland drilling barges located in the U.S. Gulf of Mexico and Trinidad, two jackup drilling rigs and a platform rig in Mexico, as well as land and lake barge drilling units located in Venezuela. The Company provides contract oil and gas drilling services and reports the results of those operations in three of the Company’s business segments which correspond to the principal geographic regions in which the Company operates: U.S. Gulf of Mexico, U.S. Inland Barge Segment and Other International Segment. The Company also has a partial interest in a joint venture that operates a fleet of U.S. marine support vessels, which is reported in the Delta Towing Segment. The accounting policies of the reportable segments are the same as those described in Note 2.

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Revenue, depreciation, operating income (loss) and identifiable assets by reportable business segment was as follows (in millions):

	U.S. Gulf	U.S. Inland	Other	Delta
	of Mexico	Barge	International	Towing	Corporate
	Segment	Segment	Segment	Segment	& Other(a)	Total

Nine Months Ended:
September 30, 2004
Revenues	$93.7	$76.6	$55.5	$21.9	$—	$247.7
Depreciation	37.0	16.8	14.5	3.7	—	72.0
Operating income (loss)	(9.5)	(1.8)	(4.8)	0.8	(23.6)	(38.9)
September 30, 2003
Revenues	$71.9	$63.7	$31.7	$—	$—	$167.3
Depreciation	42.8	17.4	9.0	—	—	69.2
Operating loss(b)	(58.7)	(30.9)	(2.0)	—	(12.6)	(104.2)

(a)	Represents general and administrative expenses which were not allocated to a reportable segment.

(b)	Includes impairment losses of $10.6 million and $1.0 million for the nine months ended September 30, 2003 related to the U.S. Gulf of Mexico and Other International segments, respectively. See Note 5.

     Total assets by segment were as follows (in millions):

	September 30,	December 31,
	2004	2003

U.S. Gulf of Mexico Segment	$302.5	$334.6
U.S. Inland Barge Segment	161.1	170.4
Other International Segment	159.0	171.3
Delta Towing Segment	50.7	63.5
Corporate and Other	77.4	38.4

Total assets	$750.7	$778.2

TODCO AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company provides contract oil and gas drilling services with different types of drilling equipment in several countries, as well as other marine support services in the U.S. coastal and inland water regions through the Company’s interest in Delta Towing. Geographic information about the Company’s operations was as follows (in millions):

	Nine Months Ended
	September 30,

	2004	2003

Operating Revenues
United States	$192.2	$135.6
Other countries	55.5	31.7

Total operating revenues	$247.7	$167.3

	September 30,	December 31,
	2004	2003

Long-Lived Assets
United States	$478.4	$542.5
Other countries	135.5	150.1

      A substantial portion of the Company’s assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

      The Company’s international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

      The Company provides drilling rigs, related equipment and work crews primarily on a dayrate basis to customers who are drilling oil and gas wells. The Company provides these services mostly to independent oil and gas companies, but it also services major international and government-controlled oil and gas companies.